Exhibit 99.5

Annual Report
2015
MAKING LIVES
BRIGHTER
Life’s brighter under the sun
Sun Life Financial

1 Financial highlights
2 Chairman’s message
4 CEO’s message
9 Management’s discussion and analysis
89 Consolidated financial statements and notes
168 Sources of earnings
171 Board of directors and executive team
172 Subsidiaries and associates
175 Major offices
177 Corporate and shareholder information
Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth products and services through its more than 30,0001, 2 employees and 89,0001, 3 advisors to more than 37 million clients worldwide.
OUR MISSION
To help customers achieve lifetime financial security.
OUR VISION
To be an international leader in protection and wealth management.
OUR CORE VALUES
Integrity Engagement Customer Focus Excellence Value Innovation
OUR FOUR PILLAR STRATEGY
A growth strategy focused on high ROE and strong capital generation through leading positions in attractive markets globally.
Leader in financial protection and wealth solutions in our Canadian home market.
Premier global asset manager, anchored by MFS.
Leader in U.S. group benefits and international high net worth solutions.
Growing Asia through distribution excellence in higher growth markets.
1 As of December 31, 2015.
2 Includes 11,849 employed by our Asia joint ventures.
3 Includes 66,080 advisors from our joint ventures in China, India, the Philippines and Vietnam.
For more information, please visit sunlife.com.

FINANCIAL HIGHLIGHTS1
BALANCED AND DIVERSIFIED BUSINESS2
36% SLF CANADA
18% SLF U.S.
29% SLF ASSET MANAGEMENT
10% SLF ASIA
7% SLF U.K.
Underlying Net Income by Business Group
2 Excludes Corporate Support Results
VALUE CREATION
STRONG EARNINGS
1,271 1,581 1,816 2,305
2012 2013 2014 2015
Underlying Net Income
Wealth Insurance
(C$ MILLIONS)
1,374 1,696 1,762 2,185
1,479 1,943 1,920 2,253
2012 2013 2014 2015
Net Income
Operating Reported
(C$ MILLIONS)
533 640 734 891
2012 2013 2014 2015
Assets Under Management
(C$ BILLIONS)
1,562 1,880 2,068 2,172
2012 2013 2014 2015
Insurance and Health Sales
(C$ MILLIONS)
100,038 114,481 111,486 122,783
2012 2013 2014 2015
Wealth Sales
(C$ MILLIONS)
FINANCIAL STRENGTH
Minimum Continuing Capital and Surplus Requirements Ratio - Sun Life Assurance Company of Canada
209% 219% 217% 240%
2012 2013 2014 2015
$1.0 billion cash level at Sun life Financial Inc. as of December 31, 2015.
Sun Life Assurance Company of Canada 2012 2013 2014 2015
A.M. Best A+ A+ A+ A+
Financial Strength Ratings DBRS IC - 1 IC - 1 IC - 1 AA (low)3
Moody’s Aa3 Aa3 Aa3 Aa3
Standard & Poor’s AA- AA- AA- AA-
3 On December 17, 2015, DBRS released its revised Global Insurance Methodology and withdrew the Claims Paying Rating of Sun Life Assurance Company of Canada, replacing it with a newly assigned financial strength rating, with a Stable trend.
DELIVERING VALUE TO SHAREHOLDERS
200%
150%
100% 174%
50% 77%
0% 63%
-50% 23%
2012 2013 2014 2015
Sun Life Financial *
TSX Composite
S&P 500
TSX Financial Sector
* Represents total shareholder return as described in the 2016 Management Information Circular.
2012 $2.14
2013 $2.61
2014 $2.96
Underlying Earnings Per Share 2015 $3.76
Underlying Return on Equity 2014 11.6%
2015 12.8%
1 All measures except for reported net income represent non-IFRS financial measures. For additional information see non-IFRS Financial Measures in our 2015 annual Management’s Discussion and Analysis. Results for 2012 and 2013 are based on Continuing Operations unless otherwise indicated, as defined in our 2015 annual Management’s Discussion and Analysis.
ANNUAL REPORT 2015 | SUN LIFE FINANCIAL INC. |1

CHAIRMAN’S
MESSAGE
Dear Fellow Shareholders,
As you will see in this report, your company made further progress in 2015, and Dean Connor and his executive team continued to serve our clients and communities well. You will recall that in 2011 Dean announced the company’s 2015 financial objectives and it is to his great credit that those objectives were largely met or exceeded; overall earnings are well ahead of the company’s targets and we were able to increase the common share dividend 8% in 2015 as a result.
Just as importantly, the Board concerns itself with delivery to clients, and we have been pleased with the feedback received in 2015. Nevertheless, there is always room for improvement and we include education sessions at most Board meetings so we can better understand our clients, who need us more than ever in these challenging economic times.
Perhaps the most important part of our Board work is the oversight of the development of the company strategy. The four pillar approach has stood us in good stead since 2011, and in 2015 we were able to take advantage of the foundation built in previous years. The Board was pleased to support management’s acquisition proposals, and we now have a broader base to the asset management pillar and the prospect of a much more substantial group insurance business in the U.S., thanks to the acquisition of Assurant’s U.S. Employee Benefits business on March 1, 2016. Your management team has been disciplined in the approach it takes to acquisitions, only bidding for business that will truly support the strategy and ensuring that we stay focused on our return on equity (ROE) targets.
2 | SUN LIFE FINANCIAL INC. | ANNUAL REPORT 2015

Our Board committees were very active this year.
The Management Resources Committee continued to act on your behalf to challenge management to maintain a strong, diverse pool of talented people that reflects our client base. The Audit & Conduct Review Committee completed an external audit tendering process, and at length recommended Sun Life maintain our longstanding relationship with Deloitte LLP, who have provided us with world-class service.
The Risk Review Committee spent time during the year to better understand potential cyber security risks as well as keeping a close eye on the impact of market and credit risks in a volatile environment, marked not least by the dramatic fall in oil prices. This in particular was carefully reviewed by the Governance, Nomination and Investment Committee (GNIC), to make sure that our real estate and other interests in Alberta were suitably managed.
GNIC also manages our Board recruitment. Richard Booth retired from our Board in 2015; he was a strong member who brought his insurance background to bear, and we will miss his many contributions. However, his departure was balanced by the arrival of Scott F. Powers, a seasoned asset management professional, who joined us in November. We thank Richard for his service, and look forward to working with Scott in the years to come.
In November, your Board was once again recognized for its sound governance practices by The Globe and Mail Report on Business’ annual Board Games, where we garnered a first-place ranking. We’re very proud of this achievement, yet we know we can do even more to help strengthen our oversight practices.
In 2016 we will continue to improve our effectiveness, including more time set aside to discuss strategic issues, increasing our focus on the competitive environment and client experience, and maintaining a sharp focus on talent management.
LOOKING AHEAD
Over the course of its rich history, Sun Life has proven its ability to survive – and thrive – through the toughest of operating environments. Undoubtedly, our business strategy plays a key role in this resiliency, but just as important is the dedication and tenacity of our management team and employees worldwide. Their hard work and passion allow us to deliver on the promise of helping our clients achieve lifetime financial security, and the Board would like to thank them for those extraordinary efforts.
On behalf of the Board, I would also like to thank our shareholders for their continued support. We’re proud to work for you, and look forward to continuing our momentum in 2016.
James H. Sutcliffe
CHAIRMAN OF THE BOARD
ANNUAL REPORT 2015 | SUN LIFE FINANCIAL INC. |3

CEO’S
MESSAGE
2015 was a milestone year for Sun Life on many fronts. We celebrated our 150th birthday, pausing to reflect upon our past achievements and to look ahead at the next phase of our growth. It was a year of strong business performance, and Operating Net Income grew 17% to $2.25 billion, surpassing the 2015 target set at Investor Day four years ago. We ended the year with global AUM of $891 billion – an increase of 21% over 2014. We also announced six transactions that will deploy
$2.4 billion of capital to add heft and new growth options within our asset management, U.S. and Asia strategic pillars.
Most importantly, we supported our clients at important moments in their lives with wealth and protection solutions. In my travels between our Sun Life offices and while out in our global communities, I have the privilege of hearing powerful examples of the difference we make in our clients’ lives.
Hearing these stories always reinforces to me how truly fortunate we are to serve clients when they need us the most – delivering great service experiences and contributing to their peace of mind. Yet, we know we still have lots to do in this area and you can expect to see Sun Life intensify our focus on the client experience today, and in the years ahead.
4 | SUN LIFE FINANCIAL INC. | ANNUAL REPORT 2015

HOW OUR FOUR PILLAR GROWTH STRATEGY PERFORMED
The benefits of our balanced and diversified business model were on full display in 2015. Energy and materials prices declined dramatically, slowing Canadian economic growth and leading to negative returns on the Toronto Stock Exchange and lower interest rates, both headwinds for our Canadian operations. On the other hand, the resulting devaluation of the Canadian dollar lifted the approximately 64% of our earnings that come from outside Canada. Our U.S. and Asian businesses also benefited from stronger economic growth in those markets.
In Canada, where our goal is to be a leader in financial protection and wealth solutions in our home market, our business delivered across the board, growing underlying net income to $894 million from $823 million in 2014.
Individual Insurance and Wealth grew insurance sales by 16%, in part by growing our Career Sales Force to over 4000 advisors who support clients from coast to coast. Sun Life Global Investments delivered impressive investment performance for clients and delivered $1.1 billion of retail net sales for the year, up 75% over 2014 – a remarkable feat from a standing start five years ago.
Group Benefits and Group Retirement Services (GRS) maintained their #1 ranking in their respective markets. Of particular note, GRS earned a $2 billion mandate from the University of British Columbia Pension Plan – at the time, the largest deal of its kind ever completed in Canada – and our Defined Benefits Solutions business paved the way with the transfer of $5 billion of longevity risk from the Bell Canada Pension Plan, the first of its kind in North America. We broadened our asset management pillar significantly in 2015 and grew its underlying net income to $700 million from $616 million in 2014. Through Sun Life Investment Management, we have created a North American investment management business that oversees $58 billion of third-party assets in private, yield oriented asset classes including real estate, commercial mortgages and private fixed income. In 2015, we acquired three firms – Bentall Kennedy, Prime Advisors and Ryan Labs – that each bring leading capabilities to Sun Life Investment Management. Our clients can expect not only a continuation of the professional investment solutions delivered in the past, but access to a broader and richer set of investment alternatives.
The anchor for our asset management business is MFS, which has grown to become one of the world’s premier investment managers. MFS’s management approach stands out in these turbulent markets, and was recognized once again when Barron’s named MFS among the “Best Mutual Fund Families” in its annual ranking of U.S. asset managers. MFS’s strong showing reflects its management approach and investment results, which includes the number one ranking based on five-year performance, and second place in the 10-year performance rankings. MFS’s market share grew, but overall net flows were negative due to market volatility, industry trends to passive investments and portfolio rebalancing by institutional investors, as well as MFS’s decision to cap certain products in order to protect client returns. Looking ahead, MFS expects to expand sales of its Blended Research suite of products, and grow its global fixed income platform.
ANNUAL REPORT 2015 | SUN LIFE FINANCIAL INC. | 5

In the U.S., our Group Benefits business continued to see significant improvement in the profitability of the life and disability business. Underlying net income increased to US$341 million from US$240 million in 2014. Our leading medical stop-loss business – which protects companies against catastrophic group health plan claims – delivered another strong year for clients and shareholders.
In Q3 2015, we entered into an agreement with Assurant, Inc. to acquire their Employee Benefits business. The transaction will significantly increase the scale of our U.S. Group Benefits business and will bring new capabilities, particularly in dental and voluntary benefits. The combined business will establish Sun Life as the sixth largest group benefits insurer in the U.S., based on 2014 revenue, with the second largest dental provider network in the country.
Our International business provides financial solutions to high net worth clients residing outside of the U.S., Canada and Bermuda. In 2015, we closed the International wealth business to new sales in order to focus on life insurance, where there is greater opportunity to achieve stronger growth and profitability.
Turning to Asia, the centerpiece of our strategy is distribution excellence in the seven higher-growth markets in which we operate. Our aim is to develop the most professional, respected and productive sales force in the region. Growth in agency, combined with success in bancassurance and other channels, helped grow underlying net income from $174 million to $252 million in 2015.
We have signed agreements to increase our joint venture ownerships in PVI Sun Life in Vietnam, completed on January 7, 2016, and BSLI in India, which is expected to close by the end of the first quarter of 2016, to 75% and 49%, respectively. These commitments, combined with ongoing investment in our brand, have rapidly moved us up the ranking of Campaign Asia-Pacific’s 2015 list of Asia’s top brands, where we are now the sixth most recognized insurance company.
Sun Life Philippines was recognized at the Asia Insurance Industry Awards, where it was named “Life Insurance Company of the Year”, marking the first time that a Filipino company was bestowed the prestigious award. Sun Life Philippines was also named Employer of the Year, the first time an insurance company was recognized since the award’s inception 38 years ago – fantastic achievements for our Philippines business in its 120th year of operations.
Although we no longer sell products in the U.K., we continue to serve the needs of more than 700,000 clients who have in-force life and pension policies, backed by approximately $23 billion of AUM. Operating net income grew from $174 million in 2014 to $200 million, and we continued to improve client service.
INTENSIFYING OUR FOCUS ON CLIENTS, PRODUCTIVITY AND A HIGH PERFORMANCE CULTURE
A critical part of delivering on our four pillar strategy is a series of initiatives focused on frequent client contact, enhanced digital and technology capabilities, and finding ways to make it easier to do business with us.
In our client experience program, we measure the level of client satisfaction at every point of contact in over 20 key client groups around the world. We use client partner and advisor partner councils to provide feedback on new ideas at the incubation stage.
6 | SUN LIFE FINANCIAL INC. | ANNUAL REPORT 2015

HERE ARE JUST A FEW EXAMPLES OF THE CHANGES WE’VE PUT INTO ACTION: In Canada, we’ve launched the Digital Benefits Assistant that extends a helping hand to Group Benefits and Group Retirement Services plan members right when they need it, by reaching out proactively with relevant information and convenient solutions that help them use their plans fully. Using our mobile app, group benefit plan members in Canada can now snap a picture of the claim receipt and submit it for reimbursement via their smart phone; they can quickly search for more cost-effective generic alternatives to their prescription drugs; and use their fingerprint and Touch ID instead of keying in a password. These investments have contributed to a 60% year-over-year increase in our app user traffic. Gamification uses the experience of an online game to engage and educate clients. In the Philippines, we launched SunHealth Quest to help clients improve their understanding of the importance of health care and related insurance. Clients who have Type 2 diabetes applying for life insurance typically pay a higher premium. In Hong Kong, we are trying a new approach: if our client attends a diabetes clinic four times a year and manages their condition, after 24 months we drop the premium back to standard levels; and if they are still in good standing after five years, we will permanently fix the premium at standard levels. At a time when diabetes is considered a global epidemic, this kind of health incentive is important. The combination of connected digital devices, predictive models and client information – used responsibly – will bring great value to our clients over the coming years. It will represent a quantum leap in helping our clients achieve lifetime financial security – the Sun Life mission. Our Lean Six Sigma program, which we call The Brighter Way, is contributing to productivity improvements and better client service. By training, empowering and obligating our employees to critically examine our processes through the eyes of our clients and to champion continuous improvements, we are making it easier to do business with us. Combined with other productivity initiatives, we achieved significant productivity savings in 2015, savings that have been reinvested in growth. By far, the biggest and most important change underway at Sun Life continues to be talent and a high performance culture. Every employee we hire must raise the average and we hold leaders accountable for developing and managing their portion of the talent agenda. We expect our people to be polite but direct, and to collaborate in creating innovative solutions for our clients. There is a sense of being part of a winning team; we are indeed playing to win. We are also rethinking how we work at Sun Life. In addition to redesigning our spaces – like our new corporate headquarters at One York Street in Toronto, opening in 2017 – we are fostering more collaboration and client interaction, and changing our mindset around how and where we work. ANNUAL REPORT 2015 | SUN LIFE FINANCIAL INC. | 7

LOOKING AHEAD – A UNIQUE BUSINESS MODEL POSITIONED FOR GROWTH Over the past four years, we’ve cut the amount of capital needed to fund a year of sales by half, and have tilted our business model to be evenly weighted in wealth and protection. We are able to face today’s market volatility and economic uncertainty from a position of strength, thanks to our unique business mix which gives us growth options across our four pillars in varying economic conditions. Looking ahead, we have ambitious growth plans across all four pillars, plans that should drive us to be one of the top performing life insurance and investment management companies globally. To our shareholders and clients, thank you for your continued confidence in our business and strategic direction. To our Board members, thank you for your judicious stewardship of our company. And to our employees around the world, my heartfelt thanks for the dedication to excellence you show each and every day. Together, we are building an exceptional company for our clients, employees, and communities in the years ahead. Dean A. Connor PRESIDENT & CHIEF EXECUTIVE OFFICER 8 | SUN LIFE FINANCIAL INC. | ANNUAL REPORT 2015

MANAGEMENT’S

DISCUSSION

AND ANALYSIS

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2015 9

Management’s Discussion and Analysis

February 10, 2016

The following defined terms are used in this document.

Abbreviation	Description	Abbreviation	Description
AFS	Available-for-sale	MD&A	Management’s Discussion and Analysis
AIF	Annual Information Form	MFS	MFS Investment Management
ASO	Administrative Services Only	MPF	Mandatory Provident Fund
AUM	Assets Under Management	OCI	Other Comprehensive Income
CEO	Chief Executive Officer	OSFI	Office of the Superintendent of Financial Institutions
CFO	Chief Financial Officer	ROE	Return on Equity
CGU	Cash Generating Unit	SEC	United States Securities and Exchange Commission
CSF	Career Sales Force in SLF Canada	SLEECS	Sun Life ExchangEable Capital Securities
DCAT	Dynamic Capital Adequacy Testing	SLF Asia	Sun Life Financial Asia
EPS	Earnings Per Share	SLF Asset Management	Sun Life Financial Asset Management
FVTPL	Fair Value Through Profit or Loss	SLF Canada	Sun Life Financial Canada
GB	Group Benefits	SLF Inc.	Sun Life Financial Inc.
GRS	Group Retirement Services	SLF U.K.	SLF’s United Kingdom business unit
IASB	International Accounting Standards Board	SLF U.S.	Sun Life Financial United States
IFRS	International Financial Reporting Standards	SLGI	Sun Life Global Investments (Canada) Inc.
ISDA	International Swaps and Derivatives Association	SLIM	Sun Life Investment Management
MCCSR	Minimum Continuing Capital and Surplus Requirements	Sun Life Assurance	Sun Life Assurance Company of Canada

How We Report Our Results

SLF Inc. is a publicly traded company domiciled in Canada and is the holding company of Sun Life Assurance. In this MD&A, SLF Inc. and its subsidiaries are collectively referred to as “the Company”, “Sun Life Financial”, “we”, “our”, and “us”, and also includes, where applicable, our joint ventures and associates. Unless otherwise indicated, all information in this MD&A is presented as at and for the year ended December 31, 2015 and the information contained in this document is in Canadian dollars. Where information at and for the year ended December 31, 2015 is not available, information available for the latest period before December 31, 2015 is used. Except where otherwise noted, financial information is presented in accordance with IFRS and the accounting requirements of OSFI.

We manage our operations and report our financial results in five business segments: SLF Canada, SLF U.S., SLF Asset Management (previously reported as MFS Investment Management), SLF Asia and Corporate. Information concerning these segments is included in SLF Inc.’s annual and interim consolidated financial statements and accompanying notes (“Annual Consolidated Financial Statements” and “Interim Consolidated Financial Statements”, respectively).

In the third quarter of 2015, we renamed our MFS segment to SLF Asset Management to reflect our acquisitions of Ryan Labs Asset Management Inc. (“Ryan Labs”), Prime Advisors, Inc. (“Prime Advisors”), and the Bentall Kennedy group of companies (“Bentall Kennedy”) in 2015. SLF Asset Management includes the operations of MFS, our global asset management firm, and the operations of SLIM, our institutional investment management business. The acquisitions of Ryan Labs, Prime Advisors and Bentall Kennedy are included in SLIM.

Additional information relating to the Company can be found in SLF Inc.’s Annual Consolidated Financial Statements, Interim Consolidated Financial Statements and AIF for the year ended December 31, 2015. These documents are filed with securities regulators in Canada and are available at www.sedar.com. SLF Inc.’s Annual Consolidated Financial Statements, annual MD&A and AIF are filed with the SEC in SLF Inc.‘s annual report on Form 40-F and SLF Inc.’s interim MD&As and Interim Consolidated Financial Statements are furnished to the SEC on Form 6-Ks and are available at www.sec.gov.

Information about non-IFRS financial measures and reconciliations to the closest IFRS measure can be found in the Non-IFRS Financial Measures section of this document.

10 Sun Life Financial Inc. Annual Report 2015	Management’s Discussion and Analysis

Forward-looking Statements

From time to time, the Company makes written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements contained in this document include (i) statements relating to our growth strategies, financial objectives, future results of operations, and strategic goals; (ii) statements concerning our medium-term income objective and our medium-term ROE objective which were established in March 2015 (collectively, our “medium-term financial objectives”); (iii) statements relating to productivity and expense initiatives, growth initiatives, 2016 Outlook and Priorities, and other business objectives; (iv) statements that are predictive in nature or that depend upon or refer to future events or conditions; (v) statements concerning the low interest rate environment; (vi) statements relating to cash flows, anticipated payment obligations, funding requirements and our ability to meet these obligations; (vii) statements relating to tax provisions; (viii) statements relating to risks and uncertainties; and (ix) statements that include words such as “aim”, “anticipate”, “assumption”, “believe”, “could”, “estimate”, “expect”, “goal”, “initiatives”, “intend”, “may”, “objective”, “outlook”, “plan”, “project”, “seek”, “should”, “strategy”, “strive”, “target”, “will” and similar expressions are forward-looking statements. Forward-looking statements include the information concerning our possible or assumed future results of operations. These statements represent our current expectations, estimates and projections regarding future events and are not historical facts. Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties that are difficult to predict. Future results and shareholder value may differ materially from those expressed in these forward-looking statements due to, among other factors, the matters set out in this document under the headings Corporate Developments and Actions, Assumption Changes and Management Actions, Risk Management, Capital Management, and Critical Accounting Policies and Estimates and in SLF Inc.’s 2015 AIF under the heading Risk Factors, and the factors detailed in SLF Inc.’s other filings with Canadian and U.S. securities regulators, which are available for review at www.sedar.com and www.sec.gov.

Important risk factors that could cause our assumptions and estimates to be inaccurate and our actual results or events to differ materially from those expressed in or implied by the forward-looking statements contained in this document, including our medium-term financial objectives, are set out below. The realization of our forward-looking statements, including our ability to meet our medium-term financial objectives, essentially depends on our business performance which, in turn, is subject to many risks. Factors that could cause actual results to differ materially from expectations include, but are not limited to: credit risks – related to issuers of securities held in our investment portfolio, debtors, structured securities, reinsurers, counterparties, other financial institutions and other entities; market risks – related to the performance of equity markets; changes or volatility in interest rates or credit spreads or swap spreads; real estate investments; and fluctuations in foreign currency exchange rates; insurance risks – related to mortality, morbidity, longevity and policyholder behaviour; product design and pricing; the impact of higher-than-expected future expenses; and the availability, cost and effectiveness of reinsurance; business and strategic risks – related to global economic and political conditions; changes in distribution channels or customer behaviour including risks relating to market conduct by intermediaries and agents; changes in the competitive, legal or regulatory environment, including capital requirements and tax laws; tax matters, including estimates and judgments used in calculating taxes; the design and implementation of business strategies; the performance of our investments and investment portfolios managed for clients such as segregated and mutual funds; our international operations, including our joint ventures; market conditions that affect our capital position or ability to raise capital; downgrades in financial strength or credit ratings; and the impact of mergers, acquisitions and divestitures; operational risks – related to breaches or failure of information system security and privacy, including cyber-attacks; our ability to attract and retain employees; the execution and integration of mergers, acquisitions and divestitures; legal, regulatory compliance and market conduct, including the impact of regulatory inquiries and investigations; our information technology infrastructure; a failure of information systems and Internet-enabled technology; dependence on third-party relationships, including outsourcing arrangements; business continuity; model errors; information management; the environment, environmental laws and regulations and third-party policies; and liquidity risks – the possibility that we will not be able to fund all cash outflow commitments as they fall due.

The following risk factors are related to our pending acquisition of the U.S. Employee Benefits business of Assurant, Inc. and could have a material adverse effect on our financial results: (i) ability to complete the transaction as planned, including the separation and integration of the transferred business; (ii) failure of the parties to obtain necessary consents and approvals required under the definitive agreement or to otherwise satisfy the conditions to the completion of the transaction in a timely manner, or at all; (iii) our ability to realize the financial and strategic benefits of the transaction; (iv) failure to effectively or efficiently restructure and reorganize our U.S. employee benefits business after the transaction has closed; and (v) the impact of the dedication of our resources to the completion of the transaction and integration of the business and the effect the transaction may have on our continuing operations in the U.S. These risks all could have an impact on our business relationships (including with future and prospective employees, customers, distributors and partners) and could have a material adverse effect on our current and future operations, financial conditions and prospects.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2015 11

Overview

Corporate Overview

Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth products and services to individuals and corporate customers. Sun Life Financial has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of December 31, 2015, the Sun Life Financial group of companies had total assets under management of $891 billion.

Mission

To help customers achieve lifetime financial security.

Vision

To be an international leader in protection and wealth management.

Strategy

We will leverage our strengths around the world to help our customers achieve lifetime financial security and create value for our shareholders.

Our strategy is based on growing our balanced and diversified set of businesses as a part of our four-pillar strategy, where we have important market positions and can leverage strengths across these pillars. We have chosen to be active in businesses that are supported by strong growth prospects, demographic trends and long-term drivers of demand for the insurance industry – the aging of baby boomers, the downloading of responsibility from governments and employers to employees and the growth of the middle class in the emerging markets of Asia. In 2015, we made considerable progress on our strategy by focusing our resources on four key pillars for future growth:

Leader in financial protection and wealth solutions in our Canadian home market

•

During 2015, we continued to build our wealth businesses. GRS continued to be ranked #1 in market share(1), with a very strong year in defined contribution sales. In addition, Defined Benefit Solutions (“DBS”) achieved sales of $6.6 billion driven by a $5 billion ground-breaking large case longevity insurance agreement and an innovative annuity transaction of $530 million. Client Solutions pension rollover sales were also strong at $2.2 billion, increasing by 40% from 2014. In the individual wealth market, we launched our new segregated fund product, Sun Life Guaranteed Investment Funds, with sales of $259 million for the year. SLGI completed its fifth full year of operation, and continued to offer top performing funds, with 15 of the 17 mutual funds with five-year performance records exceeding the peer median(2).

•

Individual Insurance & Wealth retained its first place position in the fixed annuities and critical illness markets at 30.6% and 30.5%, respectively(3). Sales of insurance products grew 16% year-over-year while wealth sales were up 13%, driven by the CSF, which increased for the eighth consecutive year, and strong third-party channel sales activity.

•	GB maintained its leadership position as the top group life and health benefits provider in Canada for the sixth consecutive year, based on overall revenue(4).
•

Client Solutions, supporting all of our businesses, announced the development of Digital Benefits Assistant, an innovative technology-based capability that will proactively engage group plan members, deliver personalized and relevant interactions across multiple channels, and further support plan members in their goal of well-being and financial security.

•

During 2015, we made enhancements to our Group Plan member mobile app, including the launch of an Android app, to complement our iPhone app, and claims submission capabilities that leverage smartphone image capture. These investments have contributed to a 60% year-over-year increase in our app user traffic.

•

SLF Canada achieved platinum certification from Excellence Canada, the highest certification level, recognizing Canada’s best run corporations across six categories: leadership, strategy, customer experience, people engagement, process management and partners.

•	For the seventh year in a row, Canadians have voted Sun Life Financial as the “Most Trusted Life Insurance Company”, part of the Reader’s Digest’s Trusted Brand™ awards program.

Premier global asset manager, anchored by MFS

•

In 2015, we completed the acquisitions of Bentall Kennedy, Prime Advisors, and Ryan Labs. These acquisitions build out our strategy to expand our capabilities in customized fixed income solutions and alternative asset classes in SLIM, now part of our asset management pillar.

•

SLF Asset Management’s AUM were $630 billion as at December 31, 2015 compared to $501 billion as at December 31, 2014, which reflects our acquisitions in SLIM and currency impacts from the weakening Canadian dollar, partially offset by outflows in MFS and market depreciation.

•	MFS’s gross sales were US$75.8 billion and net outflows were US$15.7 billion in 2015.
•	SLIM’s net sales were $1.5 billion and AUM were $58 billion as at December 31, 2015.

(1)	As measured by Benefits Canada magazine’s 2015 CAP Suppliers Report, based on June 30, 2015 assets under administration, and released in December 2015.
(2)	Morningstar performance statistics as at December 31, 2015.
(3)	LIMRA, for the nine months ended September 30, 2015.
(4)	Fraser Group, most recently published 2015 Group Universe Report, based on revenue for the year ended December 31, 2014.

12 Sun Life Financial Inc. Annual Report 2015	Management’s Discussion and Analysis

Leader in U.S. group benefits and International high net worth solutions

•

On September 9, 2015, we entered into an agreement to acquire Assurant, Inc.’s U.S. Employee Benefits business (“Assurant EB”). The acquisition will increase scale in our life and disability business, add a leading dental business with the second largest dental provider network in the U.S., and accelerate the development of our worksite voluntary business. The acquisition also includes Disability Reinsurance Management Services, a business that provides turnkey disability management capabilities to third-party carriers. The transaction is expected to close by the end of the first quarter of 2016, subject to regulatory approvals and customary closing conditions.

•

In U.S. Group Benefits, the expense, claims management and pricing actions initiated in 2014 and continued throughout 2015 improved the profitability of our U.S. life and disability business. Our U.S. medical stop-loss business continued to generate strong, profitable growth in 2015, reflecting increased sales and business in-force, and strong margins. Stop-loss results benefited from our strong leadership position, enhanced underwriting tools and expanded distribution.

•

We continued to invest in our U.S. Group Benefits business in 2015, adding new capabilities to serve larger customers, complementing our strength in the small and middle market segments. We also increased our presence on private exchanges, and now participate on nine exchanges.

•

In International, we re-focused the business on the life insurance segment, where there is greater opportunity to achieve growth and profitability and where we will continue to deliver a strong value proposition to our customers that aligns strategically to our core competencies. At the same time, the International wealth business was closed to new sales in December 2015.

Growing Asia through distribution excellence in higher growth markets

•

We are strengthening our presence in Asia through agreements to increase our joint venture ownership in PVI Sun Life Insurance Company Limited (“PVI Sun Life”) in Vietnam, which was completed on January 7, 2016, and Birla Sun Life Insurance Company Limited (“BSLI”) in India, which is expected to close by the end of the first quarter of 2016, to 75% and 49%, respectively.

•

We celebrated 120 years of business as a leading life insurance company in the Philippines. According to figures released by the country’s Insurance Commission, our Philippines operation has the leadership position among all life insurers in the Philippines based on premium income(1).

•	In SLF Asia, sales from both individual insurance and wealth have increased compared to 2014.

In targeting these four pillars of growth, we are focused on products that have superior growth characteristics, strong product economics and lower capital requirements in order to reduce net income volatility and improve our return on equity. The maintenance of a balanced and diversified portfolio of businesses remains fundamental to our strategy.

Values

The following values guide us in achieving our strategy:

•	Integrity – We are committed to the highest standards of business ethics and good governance.
•	Engagement – We value our diverse, talented workforce and encourage, support and reward them for contributing to the full extent of their potential.
•	Customer Focus – We provide sound financial solutions for our customers and always work with their interests in mind.
•	Excellence – We pursue operational excellence through our dedicated people, our quality products and services and our value-based risk management.
•	Value – We deliver value to the customers and shareholders we serve and to the communities in which we operate.
•	Innovation – We listen to our customers to provide them with a better experience through innovative products and exceptional service.

Recognition

•

For the seventh consecutive year, SLF Inc. has been named among the 2015 Global 100 Most Sustainable Corporations in the World (the “Global 100”), announced during the World Economic Forum in Davos, Switzerland. We are one of nine Canadian companies across all sectors, and the top-ranked North American insurance company to make the Global 100.

•

Sun Life Financial was one of twelve Canadian companies selected for the new Standard & Poor’s Long Term Value Creation Global Index. The new index, launched in January 2016, is comprised of approximately 250 stocks that have the potential to create long-term value based on sustainability criteria and financial quality.

•

The Globe and Mail’s Board Games ranked Sun Life Financial #1 with a score of 99 out of a possible 100 points in the 2015 annual rating of governance practices of Canadian Boards of Directors compiled by the Report on Business.

Corporate Developments and Actions

The following developments and actions occurred since January 1, 2015.

SLF Asset Management

On April 2, 2015, we completed the acquisition of Ryan Labs, a New York-based asset manager specializing in liability-driven investing.

On July 31, 2015, we completed the acquisition of Prime Advisors, a U.S.-based investment management firm specializing in customized fixed income portfolios primarily for U.S. insurance companies.

On September 1, 2015, we completed the acquisition of Bentall Kennedy, a real estate investment manager operating in Canada and the U.S.

(1)	Based on figures released in 2015 by the Insurance Commission in the Philippines based on premium income in 2014.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2015 13

SLF U.S.

On September 9, 2015, we entered into an agreement with Assurant, Inc. to acquire its U.S. Employee Benefits business for a cash consideration of US$940 million which consists of a ceding commission and a payment for the acquisition of direct subsidiaries. The transaction will add new capabilities and increase the size of our SLF U.S. business segment.

•

We expect the acquisition to be accretive in 2016, excluding transaction and integration costs, and we estimate an accretion of $0.17 per share to earnings in 2019 including expected pre-tax run-rate synergies of US$100 million at the end of 2019(1)

•	The pre-tax transaction and integration related costs are expected to be US$160 million(1)

The transaction is expected to close by the end of the first quarter of 2016, subject to regulatory approvals and customary closing conditions. For additional information, refer to Note 3 in our 2015 Annual Consolidated Financial Statements.

In December 2015, we closed our International wealth business to new sales. We re-focused the business on the life insurance segment, where we expect to achieve stronger growth and profitability.

SLF Asia

On January 7, 2016, we increased our ownership interest in PVI Sun Life Insurance Company Limited, from 49% to 75%, by acquiring an additional 26% of the charter capital of PVI Sun Life.

On December 2, 2015, we entered into an agreement to increase our ownership in Birla Sun Life Insurance Company Limited, from 26% to 49% by acquiring an additional 23%, the maximum permitted under foreign ownership rules in India, for a consideration of approximately $340 million. This transaction is expected to close by the end of the first quarter of 2016, subject to regulatory approvals and customary closing conditions.

Common Share Dividend Activity

SLF Inc. increased its dividend in the second and fourth quarters of 2015 and paid common shareholder dividends of $1.51 per common share in 2015, compared to $1.44 paid in 2014. In 2015, SLF Inc. issued approximately 2 million shares from treasury under its Canadian Dividend Reinvestment and Share Purchase Plan.

Share Repurchase Program

On November 10, 2014, SLF Inc. launched a normal course issuer bid under which it was authorized to purchase up to 9 million common shares between November 10, 2014 and November 9, 2015, and subsequently the normal course issuer bid was not renewed. During 2015, SLF Inc. purchased and cancelled 5.3 million common shares at a total cost of $212 million. During 2014, SLF Inc. repurchased and cancelled 0.9 million common shares at a total cost of $39 million.

Financing Arrangements

On June 30, 2015, 6.0 million Class A Non-Cumulative 5-Year Rate Reset Preferred Shares Series 8R of SLF Inc. (“Series 8R Shares”) were converted into Class A Non-Cumulative Floating Rate Preferred Shares Series 9QR of SLF Inc. (“Series 9QR Shares”) through a shareholder option, on a one-for-one basis. After the conversion, 5.2 million Series 8R Shares and 6.0 million Series 9QR Shares were outstanding. For additional information, refer to Note 16 in our Annual Consolidated Financial Statements.

On September 25, 2015, SLF Inc. issued $500 million principal amount of Series 2015-1 Subordinated Unsecured 2.60% Fixed/Floating Debentures due 2025. The net proceeds will be used to partially fund the acquisition of Assurant EB and may also be used for general corporate purposes.

On November 23, 2015, SLF Inc. redeemed all of the outstanding $600 million principal amount of Series A Senior Unsecured 4.80% Fixed/Floating Debentures (“the Series A Senior Debentures”) due 2035 in accordance with the terms of the Series A Senior Debentures.

On December 15, 2015, the US$150 million principal amount of Subordinated Unsecured 7.25% Debentures due 2015 issued by Sun Canada Financial Company matured and was repaid.

Outlook

We expect global growth to be modest in 2016, with volatile market conditions and interest rates remaining in a low range. Most developed economies have stabilized but emerging economies are slowing. Significant declines in commodity prices have led to stress in related industries and increased market volatility. An extended period of weak commodity prices is likely to cause these pressures to intensify. Some key themes that are likely to drive markets in 2016 are the normalization of U.S. monetary policy while the vast majority of other countries are still easing, adjustments to oil’s oversupply, slowing growth in China and potential market imbalances caused by the extremely accommodative policies of central banks globally. The capital framework for Canadian insurers, regulations in the Canadian wealth industry and the Asian insurance industry continue to evolve as governments take on more active roles in consumer protection.

We will continue to focus on businesses with strong growth prospects fueled by consumer demand and favourable demographic trends. In North America, the aging of the population and modest economic growth are expected to continue to drive the demand for greater security and protection of retirement savings. We will respond to this demand with retirement income solutions across various distribution and technology platforms. We will continue to observe the shift in responsibility for funding health and retirement needs from governments and employers to individuals, which has created new opportunities for group and voluntary benefits including the medical stop-loss insurance market in the U.S. We will continue to target higher growth markets in Asia, where we are present in seven markets. With the younger populations and rapidly growing middle class in Asian markets, demand for protection and wealth accumulation products continues to increase. All of these trends are expected to support demand for the pension, savings and health care solutions provided by life insurance companies. Volatile equity markets have resulted in the demand for sophisticated investment and risk management solutions through asset management products. We believe that our asset management businesses will benefit from this environment.

(1)	See the sections in this MD&A under the headings Non-IFRS Financial Measures and Forward-looking Statements.

14 Sun Life Financial Inc. Annual Report 2015	Management’s Discussion and Analysis

Financial Objectives

Our 2015 overall company financial objectives, as updated in 2013, were operating net income of $1.85 billion and operating ROE of 12%-13%. Our 2015 results exceeded our net income objective with operating net income of $2.25 billion, and we achieved our objective with an ROE of 12.6%.

At our March 5, 2015 Investor Day, we provided updated medium-term financial objectives to achieve average annual underlying EPS growth of 8%-10% per annum, underlying ROE of 12%-14%, and a common share dividend payout ratio of 40%-50% of underlying net income. Our ability to achieve our medium-term financial objectives is dependent on the Company’s success in achieving the growth initiatives and business objectives that were described at our March 5, 2015 Investor Day and on certain key assumptions that include:

(i)	a modest increase in interest rates, broadly in line with the forward yield curve;
(ii)	average equity market growth of 8% per annum, in line with long-term experience;
(iii)	credit experience within best estimate actuarial assumptions;
(iv)	no significant changes in regulatory capital requirements;
(v)	no significant changes to our effective tax rate;
(vi)	no significant change in the number of shares outstanding; and
(vii)	other key assumptions include: no material changes to our hedging program, hedging costs that are consistent with our best estimate assumptions, no material assumption changes including updates to the economic scenario generator and no material accounting standard changes.

Our medium-term financial objectives are also based on best estimate actuarial assumptions at the time the objectives were established. The Company’s underlying ROE is dependent upon capital levels and options for deployment of excess capital. Our medium-term financial objectives do not reflect the indirect effects of interest rate and equity market movements including the potential impacts on goodwill or the current valuation allowance on deferred tax assets as well as other items that may be non-operational in nature.

Our target dividend payout ratio of 40%-50% assumes that economic conditions and the Company’s results will enable us to maintain our payout ratio in the target range, while maintaining a strong capital position. Our dividends are subject to the approval of the Company’s Board of Directors at each quarter and SLF Inc.’s compliance with the capital requirements in the Insurance Companies Act (Canada). Additional information on dividends is provided in the section in this MD&A under the heading Capital and Liquidity Management – Shareholder Dividends.

Although considered reasonable by the Company, we may not be able to achieve our medium-term financial objectives as our assumptions may prove to be inaccurate. Accordingly, our actual results could differ materially from our medium-term financial objectives as described in the section in this MD&A under the heading Forward-looking Statements. Our medium-term financial objectives do not constitute guidance.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2015 15

Financial Highlights

($ millions, unless otherwise noted)	2015	2014	2013(2)
Net income (loss)
Operating net income (loss)(1)	2,253	1,920	1,943
Reported net income (loss)	2,185	1,762	1,696
Underlying net income (loss)(1)	2,305	1,816	1,581
Diluted EPS ($)
Operating EPS (diluted)(1)	3.68	3.13	3.21
Reported EPS (diluted)	3.55	2.86	2.78
Underlying EPS (diluted)(1)	3.76	2.96	2.61
Reported basic EPS ($)	3.57	2.88	2.81
Dividends per common share	1.51	1.44	1.44
Dividend payout ratio(3)	43%	50%	nm	(4)
Dividend yield	3.6%	3.7%	4.6%
MCCSR ratio(5)	240%	217%	219%
Return on equity (%)
Operating ROE(1)	12.6%	12.2%	nm	(6)
Underlying ROE(1)	12.8%	11.6%	n/a
Premiums and deposits
Net premium revenue	10,395	9,996	9,639
Segregated fund deposits	12,047	9,249	8,470
Mutual fund sales(1)	76,551	66,619	65,030
Managed fund sales(1)	31,079	29,868	39,965
ASO premium and deposit equivalents(1)	7,078	6,748	5,973
Total premiums and deposits(1)	137,150	122,480	129,077
Assets under management
General fund assets	155,413	139,419	123,390
Segregated fund assets	91,440	83,938	76,141
Mutual fund assets(1)	296,438	240,397	199,925
Managed fund assets and other AUM(1)	348,041	270,688	240,381
Total AUM(1)	891,332	734,442	639,837
Capital
Subordinated debt and innovative capital instruments(7)	3,189	2,865	3,099
Participating policyholders’ equity	168	141	127
Total shareholders’ equity	21,250	18,731	17,227
Total capital	24,607	21,737	20,453
(1)	Represents a non-IFRS financial measure. See Non-IFRS Financial Measures.
(2)	The 2013 results are from the Continuing Operations of the Company. For additional information, see the section in this MD&A under the heading Financial Performance – Discontinued Operations.
(3)	See Capital and Liquidity Management – Shareholder Dividends section in this MD&A for further information regarding dividends.
(4)	This measure is not meaningful as our Dividend payout ratio of 93% disclosed in 2013 was based on reported net income including Continuing Operations and Discontinued Operations. For additional information, see the section in this MD&A under the heading Financial Performance – Discontinued Operations.
(5)	MCCSR ratio of Sun Life Assurance.
(6)	This measure is not meaningful as our Operating ROE of 14.8% disclosed in 2013 was from Continuing Operations and Discontinued Operations, which is not comparable given the change in the composition of the business. For additional information, see the section in this MD&A under the heading Financial Performance – Discontinued Operations.
(7)	Innovative capital instruments consist of SLEECS which qualify as capital for Canadian regulatory purposes. For additional information, see the section in this MD&A under the heading Capital and Liquidity Management – Capital.

16 Sun Life Financial Inc. Annual Report 2015	Management’s Discussion and Analysis

Non-IFRS Financial Measures

We report certain financial information using non-IFRS financial measures, as we believe that these measures provide information that is useful to investors in understanding our performance and facilitate a comparison of our quarterly and full year results from period to period. These non-IFRS financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. For certain non-IFRS financial measures, there are no directly comparable amounts under IFRS. These non-IFRS financial measures should not be viewed as alternatives to measures of financial performance determined in accordance with IFRS. Additional information concerning these non-IFRS financial measures and reconciliations to the closest IFRS measures are included in the Supplementary Financial Information packages that are available on www.sunlife.com under Investors – Financial results & reports.

Operating net income (loss) and financial measures based on operating net income (loss), including operating EPS or operating loss per share, and operating ROE, are non-IFRS financial measures. Operating net income (loss) excludes from reported net income the impact of the following amounts that are not operational or ongoing in nature to assist investors in understanding our business performance: (i) certain hedges in SLF Canada that do not qualify for hedge accounting; (ii) fair value adjustments on MFS’s share-based payment awards; (iii) acquisition, integration and restructuring costs (including impacts related to acquiring and integrating acquisitions, previously reported as restructuring and other related costs(1)); (iv) goodwill and intangible asset impairment charges; and (v) other items that are not operational or ongoing in nature. In 2013, operating net income also excluded impacts related to the sale of our U.S. Annuity Business(2), consisting of the loss on sale, related assumption changes and management actions, and related restructuring costs. Operating EPS also excludes the dilutive impact of convertible instruments.

Underlying net income (loss) and financial measures based on underlying net income (loss), consisting of underlying EPS or underlying loss per share, and underlying ROE, are non-IFRS financial measures. Underlying net income (loss) removes from operating net income (loss) the impact of the following items that create volatility in our results under IFRS, and when removed assist in explaining our results from period to period: (a) market related impacts; (b) assumption changes and management actions; and (c) other items that have not been treated as adjustments to operating net income, and when removed assist in explaining our results from period to period. Market related impacts include: (i) the impact of changes in interest rates that differ from our best estimate assumptions in the reporting period on investment returns and the value of derivative instruments used in our hedging programs, including changes in credit and swap spreads, and any changes to the assumed fixed income reinvestment rates in determining the actuarial liabilities; (ii) the impact of changes in equity markets, net of hedging, above or below our best estimate assumptions of approximately 2% growth per quarter in the reporting period and of basis risk inherent in our hedging program for products that provide benefit guarantees; and (iii) the impact of changes in the fair value of real estate properties in the reporting period. Additional information regarding these adjustments is available in the footnotes to the table included under the heading 2015 Consolidated Results of Operations in the Financial Performance section in this document. Assumption changes reflect the impact of revisions to the assumptions used in determining our liabilities for insurance contracts and investment contracts. The impact on our liabilities for insurance contracts and investment contracts of actions taken by management in the current reporting period, referred to as management actions include, for example, changes in the prices of in-force products, new or revised reinsurance on in-force business, or material changes to investment policies for asset segments supporting our liabilities. Underlying EPS also excludes the dilutive impact of convertible instruments.

Other non-IFRS financial measures that we use include adjusted revenue, ASO premium and deposit equivalents, mutual fund assets and sales, managed fund assets and sales, premiums and deposits, adjusted premiums and deposits, AUM, assets under administration, and effective income tax rate on an operating net income basis.

Unless indicated otherwise, all factors discussed in this document that impact our results are applicable to reported net income (loss), operating net income (loss) and underlying net income (loss). Reported net income (loss) refers to Common shareholders’ net income (loss) determined in accordance with IFRS.

All EPS measures in this document refer to fully diluted EPS, unless otherwise stated.

The following tables set out the amounts that were excluded from our operating net income (loss), underlying net income (loss) operating EPS and underlying EPS, and provide a reconciliation to our reported net income (loss) and reported EPS based on IFRS for 2015, 2014 and 2013. A reconciliation of operating net income (loss) to reported net income (loss) for the fourth quarter of 2015 is provided in this MD&A under the heading Financial Performance – Fourth Quarter 2015 Performance.

(1)

Beginning in the third quarter of 2015, we renamed the operating adjustment Acquisition, integration and restructuring costs from Restructuring and other related costs to accommodate acquisition and integration adjustments arising from our 2015 activities.

(2)	Information on the sale of our U.S. Annuity Business is provided in this MD&A under the heading Financial Performance – Discontinued Operations.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2015 17

Reconciliation of Select Net Income Measures

($ millions, unless otherwise noted)	2015	2014	2013(1)
Reported net income	2,185	1,762	1,696
After-tax gain (loss) on adjustments:
Certain hedges in SLF Canada that do not qualify for hedge accounting	21	(7)	38
Fair value adjustments on MFS’s share-based payment awards	(9)	(125)	(229)
Assumption changes and management actions related to the sale of our U.S. Annuity Business	–	–	(27)
Acquisition, integration and restructuring costs(2)	(80)	(26)	(29)
Total adjusting items	(68)	(158)	(247)
Operating net income	2,253	1,920	1,943
Net equity market impact	(128)	44	76
Net interest rate impact	65	(179)	86
Net increases (decreases) from changes in the fair value of real estate	20	12	30
Market related impacts	(43)	(123)	192
Assumption changes and management actions	(9)	227	170
Total adjusting items	(52)	104	362
Underlying net income	2,305	1,816	1,581
Reported EPS (diluted) ($)	3.55	2.86	2.78
Certain hedges in SLF Canada that do not qualify for hedge accounting ($)	0.03	(0.01)	0.06
Fair value adjustments on MFS’s share-based payment awards ($)	(0.01)	(0.21)	(0.38)
Assumption changes and management actions related to the sale of our U.S. Annuity Business ($)	–	–	(0.05)
Acquisition, integration and restructuring costs ($)	(0.13)	(0.04)	(0.05)
Impact of convertible securities on diluted EPS ($)	(0.02)	(0.01)	(0.01)
Operating EPS (diluted) ($)	3.68	3.13	3.21
Market related impacts ($)	(0.07)	(0.20)	0.32
Assumption changes and management actions ($)	(0.01)	0.37	0.28
Underlying EPS (diluted) ($)	3.76	2.96	2.61
(1)	The 2013 results are of the Continuing Operations of the Company. For additional information, see the section in this MD&A under the heading Financial Performance – Discontinued Operations.
(2)	Beginning in the third quarter of 2015, we renamed the operating adjustment Acquisition, integration and restructuring costs from Restructuring and other related costs to accommodate acquisition and integration adjustments arising from our 2015 activities.

Management also uses the following non-IFRS financial measures:

Return on equity. IFRS does not prescribe the calculation of ROE and therefore a comparable measure under IFRS is not available. To determine operating ROE and underlying ROE, operating net income (loss) and underlying net income (loss) are divided by the total weighted average common shareholders’ equity for the period, respectively.

Adjusted revenue. This measure excludes from revenue the impact of: (i) exchange rate fluctuations, from the translation of functional currencies to the Canadian dollar, for comparisons (“Constant Currency Adjustment”); (ii) Fair value and foreign currency changes on assets and liabilities (“FV Adjustment”); and (iii) reinsurance for the insured business in SLF Canada’s GB operations (“Reinsurance in SLF Canada’s GB Operations Adjustment”). Adjusted revenue is an alternative measure of revenue that provides greater comparability across reporting periods.

($ millions)	2015	2014	2013
Revenues	19,274	25,764	13,874
Constant Currency Adjustment	1,587	–	(737)
FV Adjustment	(1,961)	6,172	(4,220)
Reinsurance in SLF Canada’s GB Operations	(4,684)	(4,565)	(4,431)
Adjusted revenue	24,332	24,157	23,262

18 Sun Life Financial Inc. Annual Report 2015	Management’s Discussion and Analysis

Adjusted premiums and deposits. This measure adjusts premiums and deposits for the impact of: (i) the Constant Currency Adjustment and (ii) the Reinsurance in SLF Canada’s GB Operations Adjustment. Adjusted premiums and deposits is an alternative measure of premiums and deposits that provides greater comparability across reporting periods.

($ millions)	2015	2014	2013
Premiums and deposits	137,150	122,480	129,077
Constant Currency Adjustment	15,081	–	(7,837)
Reinsurance in SLF Canada’s GB Operations	(4,684)	(4,565)	(4,431)
Adjusted premiums and deposits	126,753	127,045	141,345

MFS pre-tax operating profit margin ratio. This ratio is a measure of the underlying profitability of MFS, which excludes the impact of fair value adjustments on MFS’s share-based payment awards, investment income, and certain commission expenses that are offsetting. These amounts are excluded in order to neutralize the impact these items have on the pre-tax operating profit margin ratio and have no impact on the underlying profitability of MFS.

Impact of foreign exchange. Several financial measures are presented on a constant currency adjusted basis to exclude the impact of foreign exchange rate fluctuations. These measures are calculated using the average or period end foreign exchange rates, as appropriate, in effect at the date of the comparative period.

Real estate market sensitivities. Real estate market sensitivities are non-IFRS financial measures, for which there are no directly comparable measures under IFRS so it is not possible to provide a reconciliation of these amounts to the most directly comparable IFRS measures.

Other. Management also uses the following non-IFRS financial measures for which there are no comparable financial measures in IFRS: (i) ASO premium and deposit equivalents, mutual fund sales, managed fund sales, life and health sales, and total premiums and deposits; (ii) AUM, mutual fund assets, managed fund assets, other AUM and assets under administration; (iii) the value of new business, which is used to measure the estimated lifetime profitability of new sales and is based on actuarial calculations; and (iv) assumption changes and management actions, which is a component of our sources of earnings disclosure. Sources of earnings is an alternative presentation of our Consolidated Statements of Operations that identifies and quantifies various sources of income. The Company is required to disclose its sources of earnings by its principal regulator, OSFI.

Financial Performance

2015 Consolidated Results of Operations

Unless indicated otherwise, all factors discussed in this document that impact our results are applicable to reported net income (loss), operating net income (loss) and underlying net income (loss). Reported net income (loss) refers to Common shareholders’ net income (loss) determined in accordance with IFRS.

Net Income

Our reported net income was $2,185 million for 2015, compared to $1,762 million in 2014. Operating net income was $2,253 million for 2015, compared to $1,920 million in 2014. Underlying net income was $2,305 million, compared to $1,816 million in 2014.

Operating ROE and underlying ROE for 2015 were 12.6% and 12.8%, respectively, compared to 12.2% and 11.6%, respectively, in 2014.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2015 19

The following table reconciles our net income measures and sets out the impact that other notable items had on our net income in 2015 and 2014.

($ millions, after-tax)	2015	2014
Reported net income	2,185	1,762
Certain hedges that do not qualify for hedge accounting in SLF Canada	21	(7)
Fair value adjustments on MFS’s share-based payment awards	(9)	(125)
Acquisition, integration and restructuring costs(1)	(80)	(26)
Operating net income(2)	2,253	1,920
Equity market impact
Impact from equity market changes	(99)	45
Basis risk impact	(29)	(1)
Equity market impact(3)	(128)	44
Interest rate impact
Impact from interest rate changes	3	(195)
Impact of credit spread movements	33	(5)
Impact of swap spread movements	29	21
Interest rate impact(4)	65	(179)
Increases (decreases) from changes in the fair value of real estate	20	12
Market related impacts	(43)	(123)
Assumption changes and management actions	(9)	227
Underlying net income(2)	2,305	1,816
Impact of other notable items on our net income:
Experience related items(5)
Impact of investment activity on insurance contract liabilities	164	125
Mortality	29	(38)
Morbidity	–	(80)
Credit	72	48
Lapse and other policyholder behaviour	(14)	(44)
Expenses	(86)	(100)
Other	2	8
Other items(6)	–	29
(1)	In 2015, Acquisition, integration and restructuring costs consisted of $63 million related to the closing of our wealth business in SLF U.S. International to new sales, which included assumption changes and management actions of $41 million to reflect assumption updates including the expense strengthening associated with closing the business, and $17 million related to our acquisitions and integrations of Bentall Kennedy, Prime Advisors and Ryan Labs as well as our pending acquisition of Assurant EB. In 2014, restructuring costs consisted of transition costs of $26 million related to the sale of our U.S. Annuity Business.
(2)	Represents a non-IFRS financial measure. See Non-IFRS Financial Measures.
(3)	Equity market impact consists primarily of the effect of changes in equity markets during the period, net of hedging, that differ from the best estimate assumptions used in the determination of our insurance contract liabilities of approximately 2% growth per quarter in equity markets. Equity market impact also includes the income impact of the basis risk inherent in our hedging program, which is the difference between the return on underlying funds of products that provide benefit guarantees and the return on the derivative assets used to hedge those benefit guarantees.
(4)	Interest rate impact includes the effect of interest rate changes on investment returns that differ from best estimate assumptions, and on the value of derivative instruments used in our hedging programs. Our exposure to interest rates varies by product type, line of business and geography. Given the long-term nature of our business, we have a higher degree of sensitivity in respect of interest rates at long durations. Interest rate impact also includes the income impact of changes in assumed fixed income reinvestment rates and of credit and swap spread movements.
(5)	Experience related items reflect the difference between actual experience during the reporting period and best estimate assumptions used in the determination of our insurance contract liabilities.
(6)	In 2014, Other items included non-recurring tax benefits pertaining to SLF U.K. and MFS.

Our reported net income for 2015 and 2014 included items that we believe are not operational or ongoing in nature and which are, therefore, excluded in our calculation of operating net income. Operating net income for 2015 and 2014 excluded the net impact of certain hedges that do not qualify for hedge accounting in SLF Canada, fair value adjustments on MFS’s share-based payment awards, and acquisition, integration and restructuring costs. The net impact of these items reduced reported net income by $68 million in 2015, compared to a reduction of $158 million in 2014. In addition, our operating net income for the year ended December 31, 2015 increased by $200 million as a result of the favourable impact of the weakening Canadian dollar relative to the average exchange rates in 2014.

Our underlying net income for 2015 and 2014 adjusts for market related impacts and assumption changes and management actions. The net impact of market related impacts and assumption changes and management actions reduced operating net income by $52 million in 2015, compared to an increase of $104 million in the same period in 2014.

Net income in 2015 also reflected favourable impact from investment activity on insurance contract liabilities, positive credit and mortality experience, partially offset by unfavourable expense experience including investment in growing our businesses and lapse and other policyholder behaviour.

Net income in 2014 also reflected gains from investment activity on insurance contract liabilities, favourable credit experience and business growth. This was partially offset by unfavourable impacts of mortality and morbidity, lapse and other policyholder behaviour and expense experience.

20 Sun Life Financial Inc. Annual Report 2015	Management’s Discussion and Analysis

Assets Under Management

AUM consist of general funds, segregated funds and other AUM. Other AUM includes mutual funds and managed funds, which include institutional and other third-party assets managed by the Company.

AUM were $891.3 billion as at December 31, 2015, compared to AUM of $734.4 billion as at December 31, 2014. The increase in AUM of $156.9 billion between December 31, 2015 and December 31, 2014 resulted primarily from:

(i)	an increase of $111.3 billion from the weakening of the Canadian dollar against foreign currencies compared to the prior period exchange rates;
(ii)	$52.3 billion increase from the acquisition of Ryan Labs, Prime Advisors and Bentall Kennedy; and
(iii)	business growth and other of $8.4 billion; partially offset by
(iv)	net outflows of mutual, managed and segregated funds of $12.2 billion;
(v)	a decrease of $2.0 billion from the change in value of FVTPL assets and liabilities; and
(vi)	unfavourable market movements on the value of mutual funds, managed funds and segregated funds of $0.9 billion.

General fund assets were $155.4 billion at December 31, 2015, up $16.0 billion from December 31, 2014. The increase in general fund assets was primarily attributable to:

(i)	an increase of $10.8 billion from a weakening Canadian dollar against foreign currencies compared to the prior period exchange rates; and
(ii)	business growth of $7.2 billion; partially offset by
(iii)	a decrease of $2.0 billion from the change in value of FVTPL assets and liabilities.

Segregated fund assets were $91.4 billion as at December 31, 2015, compared to $83.9 billion as at December 31, 2014. The increase in segregated fund assets was primarily due to net sales of $2.8 billion, favourable currency impact from the weakening Canadian dollar of $2.4 billion and favourable market movement of $2.3 billion.

Mutual funds, managed funds and other AUM increased to $644.5 billion, $133.4 billion higher than as at December 31, 2014. The increase was mainly driven by $98.1 billion of favourable currency impact from the weakening Canadian dollar, an increase of $52.3 billion from the acquisition of Ryan Labs, Prime Advisors and Bentall Kennedy and business growth of $1.0 billion, partially offset by net outflows of $15.1 billion and unfavourable market movements of $3.2 billion.

Changes in Liabilities and Shareholders’ Equity

Insurance contract liabilities balances before Other policy liabilities and assets of $103.7 billion as at December 31, 2015 increased by $8.5 billion compared to December 31, 2014, mainly due to currency impact from the weakening Canadian dollar and balances arising from new policies, partially offset by changes in balances on in-force policies (which includes fair value changes on FVTPL assets supporting insurance contract liabilities).

Shareholders’ equity, including preferred share capital, was $21.3 billion as at December 31, 2015, compared to $18.7 billion as at December 31, 2014. The $2.6 billion increase in shareholders’ equity was primarily due to:

(i)	shareholders’ net income of $2,285 million in 2015, before preferred share dividends of $100 million;
(ii)	an increase of $1,645 million from the weakening of the Canadian dollar relative to foreign currencies; and
(iii)	proceeds of $88 million from the issuance of common shares through the Canadian dividend reinvestment and share purchase plan, $34 million issued as consideration for business acquisition, $44 million from stock options exercised and $3 million from stock-based compensation; partially offset by
(iv)	common share dividend payments of $918 million;
(v)	common share repurchases of $212 million;
(vi)	net change in AFS assets in OCI of $298 million; and
(vii)	changes in liabilities for defined benefit plans in OCI of $49 million.

Revenue

Revenue includes: (i) premiums received on life and health insurance policies and fixed annuity products, net of premiums ceded to reinsurers; (ii) net investment income comprised of income earned on general fund assets, realized gains and losses on AFS assets and changes in the value of derivative instruments and assets designated as FVTPL and currency changes on assets and liabilities; and (iii) fee income received for services provided. Premium and deposit equivalents from ASO, as well as deposits received by the Company on investment contracts such as segregated funds, mutual funds and managed funds are not included in revenue; however, the Company does receive fee income from these contracts, which is included in revenue. Fee income and ASO premium and deposit equivalents are an important part of our business and as a result, revenue does not fully represent sales and other activity taking place during the respective periods.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2015 21

Net investment income can experience volatility arising from the quarterly fluctuation in the value of FVTPL assets and foreign currency changes on assets and liabilities, which may in turn affect the comparability of revenue from period to period. The debt and equity securities that support insurance contract liabilities are designated as FVTPL and changes in fair values of these assets are recorded in net investment income in our Consolidated Statements of Operations. Changes in the fair values of the FVTPL assets supporting insurance contract liabilities are largely offset by a corresponding change in the liabilities.

Revenue ($ millions)	2015	2014	2013
Premiums
Gross
Life insurance	7,462	7,003	6,882
Health insurance	6,474	5,916	5,451
Annuities	2,888	2,580	2,739
	16,824	15,499	15,072
Ceded
Life insurance	(1,962)	(1,698)	(1,785)
Health insurance	(4,093)	(3,803)	(3,646)
Annuities	(374)	(2)	(2)
	(6,429)	(5,503)	(5,433)
Net premiums	10,395	9,996	9,639
Net investment income (loss)
Interest and other investment income	5,288	4,941	4,594
Fair value and foreign currency changes on assets and liabilities	(1,961)	6,172	(4,220)
Net gains (losses) on AFS assets	228	202	145
	3,555	11,315	519
Fee income	5,324	4,453	3,716
Total revenue	19,274	25,764	13,874
Adjusted revenue(1)	24,332	24,157	23,262
(1)	Represents a non-IFRS financial measure that adjusts revenue for the impact of Constant Currency Adjustment, FV Adjustment, and Reinsurance in SLF Canada’s GB Operations Adjustment as described in Non-IFRS Financial Measures.

Revenue of $19.3 billion in 2015 was down $6.5 billion from revenue of $25.8 billion in 2014. The decrease was primarily driven by decreases in the fair value of FVTPL assets and lower net premium revenue in SLF U.S., partially offset by favourable currency impact from the weakening Canadian dollar, higher net premium revenue in SLF Canada and SLF Asia, and increased fee income in SLF Asset Management and SLF Canada. The weakening of the Canadian dollar relative to average exchange rates in 2014 increased revenue by $1.4 billion. Adjusted revenue in 2015 was $24.3 billion, an increase of $0.1 billion from 2014. The increase in adjusted revenue was primarily attributable to increased net premium revenue in SLF Canada and SLF Asia, and higher fee income in SLF Asset Management and SLF Canada, partially offset by lower net premium revenue in SLF U.S. primarily due to lower International sales.

Gross premiums were $16.8 billion in 2015, up from $15.5 billion in 2014. The increase of $1.3 billion in gross premiums was primarily driven by favourable currency impact from the weakening Canadian dollar, increases in GRS, GB and Individual Insurance in SLF Canada, and Hong Kong in SLF Asia, partially offset by decreases in SLF U.S.

Ceded premiums in 2015 were $6.4 billion, compared to $5.5 billion from 2014. The increase of $0.9 billion was primarily attributable to increases in SLF Canada, SLF U.S., Run-off Reinsurance and favourable currency impact from the weakening Canadian dollar. The impact of the ceded premiums in 2015 was largely offset in recovered claims and benefits that were recorded as reinsurance recoveries in our Consolidated Statements of Operations.

Net investment income in 2015 was $3.6 billion, down $7.7 billion from $11.3 billion in 2014. The decrease in net investment income was primarily due to decreases in the fair value of FVTPL assets compared to net gains in the prior year, across the Company.

Fee income was $5.3 billion in 2015, compared to $4.5 billion in 2014. The increase was driven by favourable currency impact from the weakening Canadian dollar, and increased fee income in SLF Asset Management, SLF Canada and SLF Asia.

22 Sun Life Financial Inc. Annual Report 2015	Management’s Discussion and Analysis

Premiums and Deposits

Premiums and deposits were $137.2 billion in 2015, compared to $122.5 billion in 2014, primarily attributable to $15.1 billion favourable currency impact from the weakening Canadian dollar. Adjusted premiums and deposits of $126.8 billion in 2015 decreased $0.2 billion compared to 2014. The decrease was largely driven by lower fund sales in MFS and decreased net premium revenue in SLF U.S., partially offset by fund sales in SLIM, increased net premium revenue and fund sales in SLF Canada and SLF Asia, and higher segregated fund deposits in GRS in SLF Canada.

($ millions)	2015	2014	2013
Premiums and Deposits
Net premium revenue	10,395	9,996	9,639
Segregated fund deposits	12,047	9,249	8,470
Mutual fund sales(1)	76,551	66,619	65,030
Managed fund sales(1)	31,079	29,868	39,965
ASO premium and deposit equivalents(1)	7,078	6,748	5,973
Total premiums and deposits(1)	137,150	122,480	129,077
Adjusted premiums and deposits(1)(2)	126,753	127,045	141,345
(1)	Represents a non-IFRS financial measure. See Non-IFRS Financial Measures.
(2)	Represents a non-IFRS financial measure that adjusts premiums and deposits for the impact of Constant Currency Adjustment and Reinsurance in SLF Canada’s GB Operations Adjustment as described in Non-IFRS Financial Measures.

Net life, health and annuity premiums were $10.4 billion in 2015, up $0.4 billion from 2014. The weakening of the Canadian dollar relative to average exchange rates in 2014 increased net premiums by $710 million.

Segregated fund deposits were $12.0 billion in 2015, compared to $9.2 billion in 2014. The change was largely attributable to increase in GRS in SLF Canada, and favourable currency impact from the weakening Canadian dollar, partially offset by decrease in SLF Asia.

Sales of mutual funds and managed funds were $107.6 billion in 2015, compared to $96.5 billion in 2014, mainly driven by favourable currency impact from the weakening Canadian dollar and higher fund sales in SLIM, SLF Canada and SLF Asia, partially offset by lower fund sales in MFS.

Sales

In SLF Canada, life and health sales consist of sales of individual insurance and group benefits products; wealth sales consist of sales of individual wealth products and sales in GRS. In SLF U.S., life and health sales consist of sales by Group Benefits and individual life sales by International; wealth sales consist of investment product sales in International(1). In SLF Asia, life and health sales consist of the individual and group life and health sales from subsidiaries, joint ventures and associates based on our proportionate equity interest in the Philippines, Hong Kong, Indonesia, India, China, Malaysia, and Vietnam(2); wealth sales consist of Hong Kong wealth sales, Philippines mutual fund sales, wealth sales from the India and China insurance companies, and Birla Sun Life Asset Management Company’s equity and fixed income mutual fund sales based on our proportionate equity interest. SLF Asset Management sales consist of gross sales (inflows) for retail and institutional clients.

($ millions)	2015	2014	2013
Life and health sales(1)
SLF Canada	836	843	670
SLF U.S.	801	774	812
SLF Asia	535	451	398
Total life and health sales	2,172	2,068	1,880
Wealth sales(1)
SLF Canada(2)	14,621	13,791	8,805
SLF U.S.	569	935	1,014
SLF Asia	7,070	5,648	5,851
Total wealth sales excluding SLF Asset Management	22,260	20,374	15,670
SLF Asset Management sales(1)	100,523	91,112	98,811
Total wealth sales	122,783	111,486	114,481
Large case longevity insurance sale(1)(3) - SLF Canada	5,260	—	—
(1)	Represents a non-IFRS financial measure. See Non-IFRS Financial Measures.
(2)	In 2014, SLF Canada wealth sales included sales from SLIM Inc. of $25 million.
(3)	Represents the transfer of longevity risk of BCE Inc.’s Bell Canada pension plan.

Total Company life and health sales were $2,172 million in 2015, compared to $2,068 million in 2014.

•	SLF Canada life and health sales were $836 million in 2015, compared to $843 million in 2014, primarily due to lower sales in GB, partially offset by increased sales in Individual Insurance & Wealth.
•	SLF U.S. life and health sales were $801 million in 2015, up $27 million from 2014, driven by favourable currency impact of $109 million from the weakening Canadian dollar.

(1)	The International wealth business was closed to new sales in December 2015.
(2)	We increased our ownership stake in PVI Sun Life in Vietnam from 49% to 75% on January 7, 2016.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2015 23

•

SLF Asia life and health sales were $535 million in 2015, compared to $451 million in 2014, mainly reflecting favourable currency impact of $54 million from the weakening Canadian dollar and strong sales growth in Malaysia, the Philippines, Vietnam and Indonesia.

Total Company wealth sales were $122.8 billion in 2015, compared to $111.5 billion in 2014.

•	SLF Canada wealth sales were $14.6 billion in 2015, compared to $13.8 billion in 2014, reflecting higher sales in the individual wealth business in Individual Insurance & Wealth and GRS.
•

SLF U.S. wealth sales were $0.6 billion in 2015, compared to $0.9 billion in 2014, due to lower investment product sales in International, partially offset by favourable currency impact of $77 million from the weakening Canadian dollar.

•

SLF Asia wealth sales were $7.1 billion in 2015, up $1.5 billion compared to 2014, primarily driven by favourable currency impact of $0.7 billion from the weakening Canadian dollar, increased fund sales in India and higher individual wealth sales in China, partially offset by lower mutual fund sales in the Philippines and decreased MPF sales in Hong Kong.

•

SLF Asset Management sales were $100.5 billion in 2015, increased $9.4 billion compared to 2014, largely due to favourable currency impact of $13.5 billion from the weakening Canadian dollar and the 2015 acquisitions of SLIM, partially offset by lower fund sales in MFS.

Benefits and Expenses

Total benefits and expenses were $16.4 billion in 2015, down $7.0 billion from $23.4 billion in 2014.

($ millions)	2015	2014
Benefits and Expenses
Gross claims and benefits paid	14,086	12,816
Changes in insurance/investment contract liabilities and reinsurance assets (net of reinsurance recoveries)(1)	(5,419)	3,592
Commissions	2,100	1,889
Operating expenses	5,037	4,537
Other(2)	571	557
Total benefits and expenses	16,375	23,391
(1)	Includes increase (decrease) in insurance contract liabilities, decrease (increase) in reinsurance assets, increase (decrease) in investment contract liabilities, and reinsurance expenses (recoveries).
(2)	Other includes net transfer to (from) segregated funds, premium taxes and interest expense.

Gross claims and benefits paid in 2015 were $14.1 billion, up $1.3 billion from 2014 primarily as a result of the currency impact of $0.7 billion from the weakening Canadian dollar, higher claims and benefits paid in GRS and GB in SLF Canada, and Hong Kong in SLF Asia.

Changes in insurance/investment contract liabilities and reinsurance assets (net of recoveries) of $5.4 billion, decreased by $9.0 billion over 2014. The change was primarily attributable to a decrease in the fair value of assets supporting insurance contract liabilities in SLF Canada, U.S., Asia and U.K.

Commission expenses of $2.1 billion in 2015 were up $0.2 billion from 2014. The increase was mainly attributable to the currency impact of $178 million from the weakening Canadian dollar and increased commission expenses in Individual Insurance & Wealth in SLF Canada and MFS, partially offset by SLF U.S.

Operating expenses of $5.0 billion in 2015 were $0.5 billion higher than 2014. Expenses increased primarily as a result of the currency impact of $0.4 billion from the weakening Canadian dollar, increases in SLF Canada and SLIM including the 2015 acquisitions, partially offset by SLF U.S. and MFS. Additional information on operating expenses can be found in Note 19 in our 2015 Annual Consolidated Financial Statements.

Other expenses of $0.6 billion were largely unchanged from 2014.

Assumption Changes and Management Actions

Due to the long-term nature of our business, we make certain judgments involving assumptions and estimates to value our obligations to policyholders. The valuation of these obligations is recorded in our financial statements as insurance contract liabilities and investment contract liabilities and requires us to make assumptions about equity market performance, interest rates, asset default, mortality and morbidity rates, lapse and other policyholder behaviour, expenses and inflation, and other factors over the life of our products. We review assumptions each year, generally in the third quarter, and revise these assumptions if appropriate.

During 2015, the net impact of assumption changes and management actions resulted in a decrease of $50 million to reported net income and a decrease of $9 million to operating net income, compared to an increase of $227 million in 2014 to reported and operating net income.

24 Sun Life Financial Inc. Annual Report 2015	Management’s Discussion and Analysis

Assumption Changes and Management Actions by Type

2015	Full year
($ millions, after-tax)	Impact on net income	Comments

Mortality/morbidity	174	Updates to reflect mortality/morbidity experience in all jurisdictions and changes to future mortality improvement assumptions in the International insurance business in SLF U.S.
Lapse and other policyholder behaviour	(552)	Updates to reflect experience as discussed below.

Expenses	(84)	Updates to reflect expense studies primarily in our International wealth business in SLF U.S. and in the individual wealth business in SLF Canada.

Investment returns	242	Updates to various investment related assumptions. The largest items are a change to the provision for investment risk in the SLF Canada participating account and the reflection of investment strategy changes in the SLF Canada non-participating insurance business.
Model enhancements and other	170	Other changes, the largest of which are changes in reinsurance agreements and tax assumptions in the SLF U.S. insurance business, partially offset by assumption updates in SLF International wealth business which included the expense strengthening associated with closing the business to new sales.
Total impact on reported net income(1)	(50)
(1)	The impact to operating net income was a decrease of $9 million, which is presented as an adjustment to arrive at underlying net income. $41 million related to the SLF U.S. International wealth business recorded in the “Model enhancements and other” line in the table above is included in the adjustment to operating net income. Additional information is provided in the section in this MD&A under the heading Financial Performance – 2015 Consolidated Results of Operations – Net Income.

In 2015, changes in lapse and policyholder behaviour assumptions were primarily in the individual insurance businesses in SLF Canada and SLF U.S. The largest items, which all had negative impacts, were the increase in lapse rates at renewal for term insurance in SLF Canada to reflect a stronger link between lapse rates and the size of the renewal premium increase; the reduction in lapse rates at medium policy durations for Universal Life policies in SLF Canada to reflect emerging experience; the reduction in assumed premium payments for flexible premium insurance policies in SLF U.S. to reflect the increasing tendency of policyholders to stop paying premiums when their policy becomes fully funded; and the reduction in lapse rates on International insurance policies, especially for no-lapse-guarantee policies.

Additional information on estimates relating to our policyholder obligations, including the methodology and assumptions used in their determination, can be found in this MD&A under the heading Accounting and Control Matters – Critical Accounting Policies and Estimates and in Note 11 in our 2015 Annual Consolidated Financial Statements.

Annual Goodwill and Intangibles Impairment Testing

The Company completed its annual goodwill and indefinite life intangible asset impairment testing in the fourth quarter of 2015. Impairment charges on intangible assets of $4 million were recognized in 2015. No impairment charges were taken as a result of this testing in 2014.

Income Taxes

In 2015, we had an income tax expense of $599 million on reported net income before taxes of $2,899 million, which resulted in an effective income tax rate of 20.7%. This compares to an income tax expense of $491 million on reported net income before taxes of $2,373 million and an effective income tax rate of 20.7% in 2014.

On an operating basis(1), in 2015, we had an income tax expense of $629 million on our operating net income before taxes of $3,044 million, representing an effective income tax rate of 20.7%. This compares to an income tax expense of $494 million on operating net income before taxes of $2,586 million and an effective income tax rate of 19.1% in 2014.

The provincial corporate tax rate increased in Alberta, Canada effective the second quarter of 2015, and as a result, our statutory tax rate increased from 26.5% to 26.75% for 2015 and future years. Our statutory tax rate is normally reduced by various tax benefits, such as lower taxes on income subject to tax in foreign jurisdictions, a range of tax exempt investment income and other sustainable tax benefits that are expected to decrease our effective tax rate to a range of 18% to 22%. The effective tax rate calculated on an operating basis excludes amounts attributable to participating policyholders and non-operating items.

In 2015, the impacts of higher taxes on distributions from foreign subsidiaries and unrecognized tax losses were primarily offset by favourable adjustments to prior years, which resulted from resolution of tax audits and finalization of prior years’ tax returns in various jurisdictions.

In 2014 our effective income tax rate calculated on operating basis was favourably impacted by adjustments in various tax jurisdictions primarily resulting from resolution of uncertain tax positions, closure of taxation years and finalization of prior years’ income tax returns. Our effective tax rate also benefited from non-recurring tax impacts in the U.K. and MFS related to previously unrecognized tax losses and credits.

(1)	Our effective income tax rate on an operating net income basis is calculated using operating net income and income tax expense associated with operating net income.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2015 25

Other Taxes

In addition to income taxes, we pay various indirect taxes in jurisdictions in which we carry on business. Indirect taxes include premium taxes, investment income tax, payroll related taxes, property taxes, sales taxes, business taxes and other taxes, as follows:

($ millions)	2015	2014
Income tax expense	599	491
Indirect taxes
Premium taxes (net of premium taxes on ceded business)(1)	264	227
Payroll taxes	128	113
Property taxes	125	129
Goods and services tax (GST), harmonized tax (HST) and other sales taxes	85	81
Business taxes and other	13	11
Total indirect taxes	615	561
Total taxes	1,214	1,052
Reported effective income tax rate	20.7%	20.7%
Total taxes as a percentage of net income before deduction of total taxes	34.5%	35.9%
(1)	Premium taxes include investment income tax.

Discontinued Operations

On August 1, 2013, we completed the sale of our U.S. annuities business and certain of our U.S. life insurance businesses (collectively, our “U.S. Annuity Business”), to Delaware Life Holdings, LLC. The transaction consisted primarily of the sale of 100% of the shares of Sun Life Assurance Company of Canada (U.S.), which included U.S. domestic variable annuity, fixed annuity and fixed indexed annuity products, corporate and bank-owned life insurance products, and variable life insurance products. The sale included the transfer of certain related operating assets, systems and employees that supported these businesses. For 2013, we defined our U.S. Annuity Business as “Discontinued Operations” and the remaining operations as “Continuing Operations” and the total Discontinued Operations and Continuing Operations as “Combined Operations”. Note that in accordance with the requirements of IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, income and expenses associated with the U.S. Annuity Business were classified as discontinued operations in our Consolidated Statements of Operations in our 2012 and 2013 Annual Consolidated Financial Statements.

In 2013, our reported net loss from Discontinued Operations was $754 million, reflecting the disposition of our U.S. Annuity Business, and our reported net income from Combined Operations of $942 million.

There were no Discontinued Operations in 2015 or 2014. For additional information on Discontinued Operations in 2013, refer to our 2014 and 2013 Annual Consolidated Financial Statements and annual MD&A for the year ended December 31, 2013.

Impact of Foreign Exchange Rates

We have operations in many markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda, and generate revenues and incur expenses in local currencies in these jurisdictions, which are translated to Canadian dollars. The majority of our exposure to movements in foreign exchange rates is to the U.S. dollar.

Items impacting our Consolidated Statements of Operations are translated to Canadian dollars using average exchange rates for the respective period. For items impacting our Consolidated Statements of Financial Position, period end rates are used for currency translation purposes. The following table provides the most relevant foreign exchange rates over the past five quarters and two years.

Exchange rate	Quarterly					Full year

	Q4’15	Q3’15	Q2’15	Q1’15	Q4’14	2015	2014
Average
U.S. Dollar	1.335	1.307	1.229	1.240	1.136	1.278	1.104
U.K. Pounds	2.025	2.025	1.882	1.878	1.797	1.953	1.818
Period end
U.S. Dollar	1.384	1.331	1.249	1.269	1.162	1.384	1.162
U.K. Pounds	2.040	2.014	1.962	1.880	1.809	2.040	1.809

In general, our net income benefits from a weakening Canadian dollar and is adversely affected by a strengthening Canadian dollar as net income from the Company’s international operations is translated back to Canadian dollars. Conversely, in a period of losses, the weakening of the Canadian dollar has the effect of increasing the losses. The relative impact of foreign exchange in any given period is driven by the movement of foreign exchange rates as well as the proportion of earnings generated in our foreign operations. We generally express the impact of foreign exchange on net income on a year-over-year basis.

During the fourth quarter of 2015, our operating net income increased by $63 million as a result of the favourable impact of the weakening Canadian dollar in the fourth quarter of 2015 relative to the average exchange rates in the fourth quarter of 2014. In addition, during 2015, our operating net income increased by $200 million as a result of the favourable impact of the weakening Canadian dollar in 2015 relative to the average exchange rates in 2014.

26 Sun Life Financial Inc. Annual Report 2015	Management’s Discussion and Analysis

Fourth Quarter 2015 Performance

The following table sets out the differences between our reported net income (loss), operating net income (loss) and underlying net income (loss) by business segment. Unless indicated otherwise, all factors discussed in this document that impact our results are applicable to reported net income (loss), operating net income (loss) and underlying net income (loss). Reported net income (loss) refers to Common shareholders’ net income (loss) determined in accordance with IFRS.

	Q4 2015						Q4 2014

($ millions, after-tax)	SLF Canada	SLF U.S.	SLF Asset Management	SLF Asia	Corporate	Total	Total
Reported net income (loss)	210	100	177	73	(24)	536	502
Items excluded from operating net income:
Certain hedges that do not qualify for hedge accounting	10	—	—	—	—	10	(6)
Fair value adjustments on MFS’s share-based payment awards	—	—	(6)	—	—	(6)	1
Acquisition, integration and restructuring costs	—	(63)	—	—	(3)	(66)	(4)
Operating net income (loss)(1)	200	163	183	73	(21)	598	511
Market related impacts	(56)	15	—	7	(2)	(36)	(21)
Assumption changes and management action	(13)	(10)	—	14	(3)	(12)	172
Underlying net income (loss)(1)	269	158	183	52	(16)	646	360
(1)	Represents a non-IFRS financial measure. See Non-IFRS Financial Measures.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2015 27

Net Income

Our reported net income was $536 million in the fourth quarter of 2015, compared to $502 million in the fourth quarter of 2014. Operating net income was $598 million for the quarter ended December 31, 2015, compared to $511 million for the same period in the prior year. Underlying net income was $646 million in the fourth quarter of 2015, compared to $360 million in the fourth quarter of 2014.

Operating ROE and underlying ROE in the fourth quarter of 2015 were 12.7% and 13.8%, compared to 12.6% and 8.8% in the fourth quarter of 2014, respectively.

The following table reconciles our net income measures and sets out the impact that other notable items had on our net income in the fourth quarter of 2015 and 2014.

	Q4’15	Q4’14
($ millions, after-tax)
Reported net income	536	502
Certain hedges that do not qualify for hedge accounting in SLF Canada	10	(6)
Fair value adjustments on MFS’s share-based payment awards	(6)	1
Acquisition, integration and restructuring costs(1)	(66)	(4)
Operating net income(2)	598	511
Equity market impact
Impact from equity market changes	(1)	(8)
Basis risk impact	(3)	(1)
Equity market impact(3)	(4)	(9)
Interest rate impact
Impact from interest rate changes	(16)	(53)
Impact of credit spread movements	(10)	19
Impact of swap spread movements	(9)	13
Interest rate impact(4)	(35)	(21)
Net increases (decreases) from changes in the fair value of real estate	3	9
Market related impacts	(36)	(21)
Assumption changes and management actions	(12)	172
Underlying net income(2)	646	360
Impact of other notable items on our net income:
Experience related items(5)
Impact of investment activity on insurance contract liabilities	73	35
Mortality	7	(22)
Morbidity	12	(42)
Credit	18	5
Lapse and other policyholder behaviour	(4)	(19)
Expenses	(44)	(58)
Other	23	(14)
(1)	In the fourth quarter of 2015, Acquisition, integration and restructuring costs consisted of $63 million related to the closing of our wealth business in SLF U.S. International to new sales, which included assumption changes and management actions of $41 million to reflect assumption updates including the expense strengthening associated with closing the business, and $3 million related to our acquisitions and integrations of Bentall Kennedy, Prime Advisors and Ryan Labs and our pending acquisition of Assurant EB. In the fourth quarter of 2014, restructuring costs consisted of transition costs of $4 million related to the sale of our U.S. Annuity Business.
(2)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.
(3)	Equity market impact consists primarily of the effect of changes in equity markets during the period, net of hedging, that differ from the best estimate assumptions used in the determination of our insurance contract liabilities of approximately 2% growth per quarter in equity markets. Equity market impact also includes the income impact of the basis risk inherent in our hedging program, which is the difference between the return on underlying funds of products that provide benefit guarantees and the return on the derivative assets used to hedge those benefit guarantees.
(4)	Interest rate impact includes the effect of interest rate changes on investment returns that differ from best estimate assumptions, and on the value of derivative instruments used in our hedging programs. Our exposure to interest rates varies by product type, line of business and geography. Given the long-term nature of our business, we have a higher degree of sensitivity in respect of interest rates at long durations. Interest rate impact also includes the income impact of changes in assumed fixed income reinvestment rates and of credit and swap spread movements.
(5)	Experience related items reflect the difference between actual experience during the reporting period and best estimate assumptions used in the determination of our insurance contract liabilities.

Our reported net income for the fourth quarter of 2015 and 2014 included items that we believe are not operational or ongoing in nature and which are, therefore, excluded in our calculation of operating net income. Operating net income for the fourth quarter of 2015 and 2014 excluded the net impact of certain hedges that do not qualify for hedge accounting in SLF Canada, fair value adjustments on MFS’s share-based payment awards, and acquisition, integration and restructuring costs. The net impact of these items reduced reported net income by $62 million in the fourth quarter of 2015, compared to a reduction of $9 million in the fourth quarter of 2014. In addition, our operating net income in the fourth quarter of 2015 increased by $63 million as a result of the favourable impact of the weakening Canadian dollar relative to the average exchange rates in the fourth quarter of 2014.

Our underlying net income for the fourth quarter of 2015 and 2014 excludes market related impacts and assumption changes and management actions. The net impact of market related impacts and assumption changes and management actions reduced operating net income by $48 million in the fourth quarter of 2015, compared to an increase of $151 million in the fourth quarter of 2014.

28 Sun Life Financial Inc. Annual Report 2015	Management’s Discussion and Analysis

Net income in the fourth quarter of 2015 also reflected favourable impact from investment activity on insurance contract liabilities largely in SLF Canada and SLF U.S., positive credit and morbidity and mortality experience, and other experience items including a change to post-retirement benefit liabilities in SLF U.S. This was partially offset by unfavourable expense experience including investment in growing our businesses.

Net income in the fourth quarter of 2014 also reflected unfavourable impacts of mortality and morbidity, lapse and other policyholder behaviour and expense experience, mainly compensation-related and other seasonal costs, partially offset by gains from investing activity on insurance contract liabilities.

Performance by Business Group

We manage our operations and report our financial results in five business segments. The following section describes the operations and financial performance of SLF Canada, SLF U.S., SLF Asset Management, SLF Asia and Corporate.

SLF Canada

SLF Canada’s reported net income was $210 million in the fourth quarter of 2015, compared to $117 million in the fourth quarter of 2014. Operating net income was $200 million, compared to $123 million in the fourth quarter of 2014. Operating net income in SLF Canada excludes the impact of certain hedges that do not qualify for hedge accounting in 2015 and 2014, which is set out in the table above.

Underlying net income in the fourth quarter of 2015 was $269 million, compared to $181 million in the fourth quarter of 2014. Underlying net income excludes from operating net income market related impacts and assumption changes and management actions, which are set out in the table above. The unfavourable effect of market related impacts in the fourth quarter of 2015 was primarily driven by interest rates and equity markets, compared to the unfavourable effect in the fourth quarter of 2014, primarily driven by interest rates.

Net income in the fourth quarter of 2015 also reflected gains from investing activities on insurance contract liabilities in Individual Insurance & Wealth, new business gains in GRS and favourable disability experience in GB, partially offset by expense experience including investment in growing our individual wealth business.

Net income in the fourth quarter of 2014 also reflected gains from investing activities on insurance contract liabilities in Individual Insurance & Wealth and new business gains in GRS, offset by unfavourable mortality and morbidity experience in GB and unfavourable policyholder behaviour in Individual Insurance & Wealth.

SLF U.S.

SLF U.S.’s reported net income was C$100 million in the fourth quarter of 2015, compared to C$168 million in the fourth quarter of 2014. Operating net income was C$163 million, compared to C$168 million in the fourth quarter of 2014. Operating net income in SLF U.S. excludes the impact of acquisition, integration and restructuring costs which included assumption changes and management actions related to the closing of our International wealth business to new sales in 2015, which are set out in the table above. Underlying net income was C$158 million, compared to C$13 million in the fourth quarter of 2014. The favourable impact of the weakening Canadian dollar relative to average exchange rates in the fourth quarter of 2014 increased operating net income by $24 million.

SLF U.S.’s reported net income was US$75 million in the fourth quarter of 2015, compared to US$146 million in the fourth quarter of 2014. Operating net income was US$121 million in the fourth quarter of 2015, compared to US$146 million in the fourth quarter of 2014. Underlying net income was US$118 million in the fourth quarter of 2015, compared to US$9 million in the fourth quarter of 2014. Underlying net income excludes from operating net income market related impacts and assumption changes and management actions, which are set out in the table above. The favourable effects of market related impacts in the fourth quarter of 2015 were primarily driven by interest rate and equity market changes, compared to a favourable effect in the fourth quarter of 2014, primarily driven by the impact of credit spreads partially offset by interest rate changes.

Net income in the fourth quarter of 2015 also reflected the impact in Group Benefits related to pricing increases on new and renewing business, expense actions, and continued investment in our disability claim operations. Results also reflected the favourable impact of investing activities on insurance contract liabilities, favourable credit experience, net realized gains on the sale of AFS assets, favourable mortality experience in International, and a change to post-retirement benefit liabilities. These items were partially offset by unfavourable group life claims experience.

Net income in the fourth quarter of 2014 also reflected unfavourable underwriting experience in Group Benefits, unfavourable mortality experience in In-force Management and International, and unfavourable expense experience.

SLF Asset Management

SLF Asset Management’s reported net income was C$177 million in the fourth quarter of 2015, compared to C$157 million in the fourth quarter of 2014. SLF Asset Management had operating net income and underlying net income of C$183 million in the fourth quarter of 2015, compared to C$156 million in the fourth quarter of 2014. Operating net income and underlying net income in SLF Asset Management excludes the impact of fair value adjustments on MFS’s share-based payment awards, which is set out in the table above. The favourable impact of the weakening Canadian dollar in the fourth quarter of 2015 relative to average exchange rates in the fourth quarter of 2014 increased operating net income by $27 million.

SLF Asset Management’s net income increased in the fourth quarter of 2015 compared to the same period in 2014 primarily due to the favourable impact of exchange rates.

In U.S. dollars, MFS’s reported net income was US$126 million in the fourth quarter of 2015, compared to US$137 million in the fourth quarter of 2014. MFS’s operating net income was US$131 million in the fourth quarter of 2015, compared to US$137 million in the fourth quarter of 2014. Operating net income in MFS excludes the impact of fair value adjustments on share-based payment awards, which is set out in the table above. MFS’s operating net income in U.S. dollars decreased in the fourth quarter of 2015 compared to the same period in 2014, primarily due to lower average net assets. MFS’s pre-tax operating profit margin ratio was 38% in the fourth quarter of 2015, down from 39% in the fourth quarter of 2014.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2015 29

SLIM’s reported net income and operating net income was C$9 million in the fourth quarter of 2015. SLIM’s net income in the fourth quarter of 2015 primarily reflected the 2015 acquisitions in SLIM.

SLF Asia

SLF Asia’s reported net income and operating net income was $73 million in the fourth quarter of 2015, compared to reported net income and operating net income of $62 million in the fourth quarter of 2014. There were no operating net income adjustments in SLF Asia in 2015 or 2014. The favourable impact of the weakening Canadian dollar in the fourth quarter of 2015 relative to average exchange rates in the fourth quarter of 2014 increased operating net income by $9 million.

Underlying net income was $52 million, compared to $50 million in the fourth quarter of 2014. Underlying net income excludes from operating net income market related impacts and assumption changes and management actions, which are set out in the table above. The favourable effect of market related impacts in the fourth quarter of 2015 were primarily driven by interest rate and equity market changes, compared to the unfavourable effect in the fourth quarter of 2014, primarily driven by interest rate and equity market changes.

Net income in the fourth quarter of 2015 reflected business growth partially offset by lower gains from the sale of AFS assets compared to the fourth quarter of 2014.

Corporate

Corporate had reported net loss of $24 million in the fourth quarter of 2015, compared to reported loss of $2 million in the fourth quarter of 2014. Operating net loss was $21 million in the fourth quarter of 2015, compared to an operating net income of $2 million in the same period in the prior year. Operating net income (loss) excludes acquisition, integration and restructuring costs in 2015 and 2014, which are set out in the table above. The favourable impact of the weakening Canadian dollar in the fourth quarter of 2015 relative to average exchange rates in the fourth quarter of 2014 decreased operating net loss by $3 million.

Underlying net loss was $16 million, compared to underlying net loss of $40 million in the fourth quarter of 2014. Underlying net income (loss) excludes from operating net income (loss) market related impacts and assumption changes and management actions, which are set out in the table above. The unfavourable effect of market related impacts in the fourth quarter of 2015 were primarily driven by equity markets partially offset by interest rates, compared to the favourable effect in the fourth quarter of 2014, primarily driven by interest rates.

SLF U.K.’s operating net income was $22 million in the fourth quarter of 2015, compared to $65 million in the fourth quarter of 2014. SLF U.K.’s net income in the fourth quarter of 2015 reflected unfavourable equity markets and the impact of a tax rate change partially offset by the impact of interest rates. Net income in the fourth quarter of 2014 reflected the favourable impact of assumption changes and management actions and market related impacts.

Corporate Support had an operating net loss of $43 million in the fourth quarter of 2015, compared to an operating net loss of $63 million in the fourth quarter of 2014. Net loss in the fourth quarter of 2015 declined relative to the same period in 2014, primarily due to lower operating expenses.

Additional Financial Disclosure

Revenue for the fourth quarter of 2015 was $5.6 billion, compared to $7.4 billion in the fourth quarter of 2014. Revenues decreased primarily as a result of decreases in the fair value of FVTPL assets, partially offset by higher net premium revenue in SLF Canada and SLF Asia, favourable currency impact from the weakening Canadian dollar, and higher fee income in SLF Asset Management and SLF Canada. The weakening of the Canadian dollar relative to average exchange rates in the fourth quarter of 2014 increased revenue by $393 million. Adjusted revenue was $7.0 billion for the fourth quarter of 2015, compared to $6.3 billion in the fourth quarter of 2014 primarily due to increased net premium revenue in SLF Canada and SLF Asia, and higher fee income in SLF Asset Management and SLF Canada.

Premiums and deposits were $33.8 billion for the quarter ended December 31, 2015, compared to $31.8 billion for the quarter ended December 31, 2014. The weakening of the Canadian dollar relative to average exchange rates in the fourth quarter of 2014 increased total premiums and deposits by approximately $4.0 billion. Total adjusted premiums and deposits in the fourth quarter of 2015 were down $2.0 billion compared to the same period in the prior year on an adjusted basis. The decrease was mainly due to SLF Asset Management, with lower fund sales in MFS partially offset by fund sales in SLIM including the 2015 acquisitions, and increased net premium revenue and segregated fund deposits in SLF Canada.

30 Sun Life Financial Inc. Annual Report 2015	Management’s Discussion and Analysis

Quarterly Information

The following table provides a summary of our results for the eight most recently completed quarters. A more complete discussion of our historical quarterly results can be found in our interim and annual MD&As for the relevant periods.

	Quarterly results

($ millions, unless otherwise noted)	Q4’15	Q3’15	Q2’15	Q1’15	Q4’14	Q3’14	Q2’14	Q1’14
Total revenue	5,567	4,693	1,682	7,332	7,375	5,614	6,315	6,460
Common shareholders’ net income (loss)
Operating(1)	598	478	731	446	511	467	488	454
Reported	536	482	726	441	502	435	425	400
Underlying(1)	646	528	615	516	360	517	499	440
Diluted EPS ($)
Operating(1)	0.98	0.78	1.19	0.73	0.83	0.76	0.80	0.74
Reported	0.87	0.79	1.18	0.72	0.81	0.71	0.69	0.65
Underlying(1)	1.05	0.86	1.00	0.84	0.59	0.84	0.81	0.72
Basic reported EPS ($)
Reported	0.88	0.79	1.19	0.72	0.82	0.71	0.70	0.66
Operating net income (loss) by segment(1)
SLF Canada(1)	200	137	331	135	123	239	197	238
SLF U.S.(1)	163	64	134	35	168	(4)	100	77
SLF Asset Management(1)	183	176	173	168	156	168	145	147
SLF Asia(1)	73	77	93	68	62	51	37	32
Corporate(1)	(21)	24	–	40	2	13	9	(40)
Total operating net income (loss)(1)	598	478	731	446	511	467	488	454
Reported net income (loss) by segment
SLF Canada	210	127	337	150	117	241	189	243
SLF U.S.	100	64	134	35	168	(4)	100	77
SLF Asset Management	177	204	162	148	157	137	101	96
SLF Asia	73	77	93	68	62	51	37	32
Corporate	(24)	10	–	40	(2)	10	(2)	(48)
Total reported net income (loss)	536	482	726	441	502	435	425	400
(1)	Represents a non-IFRS financial measure. See Non-IFRS Financial Measures.

Third Quarter 2015

Reported net income was $482 million in the third quarter of 2015. Operating net income of $478 million in the third quarter of 2015 reflected favourable impact from interest rates, investment activity on insurance contract liabilities, positive credit experience and policyholder behaviour. These items were partially offset by unfavourable equity market impact, morbidity and mortality experience, expense experience, and other experience items.

Second Quarter 2015

Reported net income was $726 million in the second quarter of 2015. Operating net income of $731 million in the second quarter of 2015 reflected positive interest rate impact, investment activity on insurance contract liabilities, mortality, positive credit, morbidity experience, and business growth. These items were partially offset by unfavourable expense experience including investment in growing our businesses.

First Quarter 2015

Reported net income was $441 million in the first quarter of 2015. Operating net income of $446 million in the first quarter of 2015 reflected gains from investment activity on insurance contract liabilities and positive mortality experience, offset by unfavourable impacts from assumption changes and management actions, net interest rate changes, lapse and other policyholder behaviour, and expense experience.

Fourth Quarter 2014

Reported net income was $502 million in the fourth quarter of 2014. Operating net income of $511 million in the fourth quarter of 2014 reflected favourable impact from assumption changes and management actions and gains from investing activity on insurance contract liabilities. These items were partially offset by unfavourable impacts from interest rate changes, mortality and morbidity, lapse and other policyholder behaviour, and expense experience, which mainly consists of compensation-related and other seasonal costs.

Third Quarter 2014

Reported net income was $435 million in the third quarter of 2014. Operating net income of $467 million in the third quarter of 2014 reflected favourable impact from gains from investing activity on insurance contract liabilities, positive credit experience, tax benefits and business growth. These items were partially offset by unfavourable impacts from interest rate changes, mortality and morbidity and expense experience.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2015 31

Second Quarter 2014

Reported net income was $425 million in the second quarter of 2014. Operating net income of $488 million in the second quarter of 2014 reflected favourable impact from equity markets, gains from investment activity on insurance contract liabilities, positive credit experience and business growth, offset by unfavourable impacts from net interest rates, morbidity experience, and expense experience.

First Quarter 2014

Reported net income was $400 million in the first quarter of 2014. Operating net income of $454 million in the first quarter of 2014 reflected favourable impact from equity markets, gains from investment activity on insurance contract liabilities and positive credit experience, offset by unfavourable impacts from net interest rates, mortality and morbidity experience, lapse and other policyholder behaviour and expense experience.

Business Segment Results

SLF Canada

Business Profile

SLF Canada is the Canadian market leader in a number of its businesses with a client base consisting of over six million people across Canada. Our distribution breadth, strong service culture, technology leadership and brand recognition provide an excellent platform for growth. SLF Canada has three main business units – Individual Insurance & Wealth, Group Benefits and Group Retirement Services – which offer a full range of protection, wealth accumulation and income products and services to employers, group members of company sponsored plans and individuals in their communities across Canada.

Strategy

SLF Canada’s mission is to help customers achieve lifetime financial security throughout their life stages by employing our competitive advantages of a strong service culture, technology leadership and brand recognition across our core businesses, including Group Benefits, Group Retirement Services and Individual Insurance & Wealth. SLF Canada is focused on leveraging our core strengths to accelerate the growth of our wealth businesses to better serve the retirement needs of Canadians.

SLF Canada is the largest provider of benefits and pensions in the workplace in Canada and we aim to further extend our leadership through unique capabilities such as our Total Benefits offering, innovative member experience technology such as mobile applications and our Digital Benefits Assistant, and our industry leading customer service culture. SLF Canada is leveraging its worksite advantage to accelerate growth in our Client Solutions business, which focuses on providing a unique suite of products and services to members joining and leaving group plans along with a unique bridge to our CSF advisory services. In GRS, our Defined Benefit Solutions business continues to successfully pioneer innovative de-risking solutions that help to effectively manage pension plan risks for employers.

Our industry-leading CSF provides holistic financial advice, including a complete suite of insurance, health and wealth products, through a sales power of over 4,000 located in over 1,200 communities across Canada. Furthermore, our strong franchise and deep expertise help provide complete financial planning services, estate planning services and comprehensive retirement solutions. We are growing our presence in the wealth market through the expansion of our distribution and our continued investment in SLGI, whose mandate is to bring together the best asset managers and innovative investment solutions accessible for investors in either our retail (advisor-based market) or institutional (group retirement market) business lines.

2015 Business Highlights

We continued to build upon each of our core businesses by maintaining or growing our share of the market across GRS, GB and Individual Insurance & Wealth.

•	GB maintained its leadership position as the top group life and health benefits provider in Canada for the sixth consecutive year based on overall revenue(1).
•	GRS continued to be ranked number one in market share measured by total Capital Accumulation Plan assets(2) and number one in annuity sales(3).
•	Individual Insurance & Wealth retained its first place position in the fixed annuities and critical illness markets at 30.6% and 30.5%, respectively(3).
•

Individual Insurance & Wealth maintained its second place position in the individual life market growing annualized premiums by 19% year over year while the industry grew at 10.3%(3). Insurance sales of $350 million in 2015 grew 16% over 2014.

•	SLGI continued to build AUM to over $12.3 billion driven by net sales of $2.1 billion, higher by 26% compared to 2014. SLGI ranked within the Top 10 in net sales across all industry participants(4).

To further build upon our leadership positions, significant investments have been made to accelerate growth in our wealth businesses generating strong momentum in each of the following areas:

•

Our GRS business recorded total sales of $14.5 billion during the year representing a $5.5 billion increase over the prior year. DBS led the way with sales of $6.6 billion driven by a $5 billion groundbreaking longevity insurance agreement and a $530 million combined annuity buy-in transaction.

•	Individual Insurance & Wealth sales of our new segregated funds, Sun Life Guaranteed Investment Funds, launched in the second quarter of 2015, surpassed $250 million.

(1)	Fraser Group, most recently published 2015 Group Universe Report, based on revenue for the year ended December 31, 2014.
(2)	As measured by Benefits Canada magazine’s 2015 CAP Suppliers Report, based on June 30, 2015 assets under administration, and released in December 2015.
(3)	LIMRA, for the nine months ended September 30, 2015.
(4)	IFIC, Investor Economics, company reports year to date as of the third quarter of 2015.

32 Sun Life Financial Inc. Annual Report 2015	Management’s Discussion and Analysis

•

SLGI completed its fifth full year of operation and continued to offer top-performing funds and grow sales across both its retail and institutional markets. Total sales of $3.3 billion grew 28% over 2014. 15 of the 17 mutual funds with five-year performance records exceeded the peer median and all five of the Granite Managed Portfolios had three-year performance that also exceeded the peer median(1).

•	Our CSF productivity improved again this year, and grew for the eighth consecutive year in sales power in 2015 by 172 to reach 4,101 across Canada.
•

Client Solutions announced the development of Digital Benefits Assistant, an innovative technology-based capability that will proactively engage group plan members, deliver personalized and relevant interactions across multiple channels, and further support plan members in their goal of well-being and financial security.

Throughout the year several awards were also received, recognizing our leadership position across Canada. Notable highlights in this area include:

•

SLF Canada achieved platinum certification, the highest certification level, from Excellence Canada recognizing Canada’s best-run corporations across six categories: leadership, strategy, customer experience, people engagement, process management and partners. Achieving the platinum certification recognizes our high standards of organizational excellence, innovation and wellness, and further reinforces our commitment to continuous improvement.

•	SLGI received the Morningstar Award for Best Pooled Fund of Fund target date fund series for Granite Target Date funds.
•	SLGI received seven awards at the annual Insurance and Financial Communicators Association (IFCA) awards ceremony; including five Best in Show Awards.
•	Sun Life Financial was the top recognized insurance company in Quebec based on a “Most Admired Company” poll conducted by Les Affaires.
•	Received the 2015 Mercuriades award for proactive talent management at a large corporation from la Fédération des chambres de commerce du Québec.

Financial and Business Results

Summary statements of operations

($ millions)	2015	2014	2013
Net premiums	5,021	4,700	4,392
Net investment income	2,527	6,017	695
Fee income	998	909	824
Total revenue	8,546	11,626	5,911
Client disbursements and change in insurance and investment contract liabilities	9,870	12,778	7,001
Commissions and other expenses	2,887	2,647	2,465
Reinsurance expenses (recoveries)	(5,227)	(4,723)	(4,576)
Income tax expense (benefit)	177	129	149
Non-controlling interests in net income of subsidiaries and par policyholders’ income	15	5	(7)
Reported net income	824	790	879
Less: Certain hedges that do not qualify for hedge accounting	21	(7)	38
Less: Assumption changes and management actions related to the sale of our U.S. Annuity Business	—	—	16
Operating net income(1)	803	797	825
Less: Market related impacts	(106)	(77)	89
Less: Assumption changes and management actions	15	51	(63)
Underlying net income(1)	894	823	799
Operating ROE(1)	10.5	10.8	11.3
Underlying ROE(1)	11.6	11.2	n/a
(1)	Represents a non-IFRS financial measure. See Non-IFRS Financial Measures.

Reported net income was $824 million in 2015, compared to $790 million in 2014. Operating net income was $803 million in 2015, compared to $797 million in 2014. Operating net income in SLF Canada excludes the impact of certain hedges that do not qualify for hedge accounting and assumption changes and management actions related to the sale of our U.S. Annuity Business in 2013, which are set out in the table above.

Underlying net income was $894 million in 2015, compared to $823 million in 2014. Underlying net income excludes from operating net income market related impacts and assumption changes and management actions, which are set out in the table above. The unfavourable effect of market related impacts in 2015 was primarily driven by equity markets and interest rates, compared to an unfavourable effect in 2014 primarily driven by interest rates, partially offset by equity markets.

Net income in 2015 also reflected gains from investing activity on insurance contract liabilities in Individual Insurance & Wealth and new business gains primarily in GRS. These gains were partially offset by expense experience including investment in growing our individual wealth business, and, during the first half of 2015, unfavourable policyholder behaviour in Individual Insurance & Wealth. In our GB line of business, the unfavourable impacts of high-cost drug claims, though improving in the second half of 2015, were more than offset by positive disability experience.

(1)	Morningstar performance statistics as at December 31, 2015

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2015 33

Net income in 2014 also reflected new business gains in Individual Insurance & Wealth and GRS and gains from investing activities on insurance contract liabilities in Individual Insurance & Wealth. These gains were partially offset by unfavourable morbidity experience in GB and unfavourable policyholder behaviour in Individual Insurance & Wealth.

Revenue was $8.5 billion in 2015, a decrease of $3.1 billion from 2014, primarily due to decreases in the fair value of FVTPL assets. Revenue excluding ceded premiums on reinsurance agreements of $5.6 billion was $14.1 billion, a decrease of $2.6 billion from 2014, also due to the decrease in the fair value of assets.

Reinsurance recoveries of $5.2 billion in 2015 were up $0.5 billion from 2014, primarily as a result of an increase in gross claims and benefits paid.

SLF Canada had AUM of $152.6 billion as at December 31, 2015, an increase of 8% from 2014 levels. The increase was driven primarily by positive net flows and favourable market performance in GRS and an increase in the volume of corporate loans supporting all lines of business.

Results by Business Unit

Net income by business unit

($ millions)	2015	2014	2013
Individual Insurance & Wealth(1)	336	384	357
Group Benefits(1)	318	290	334
Group Retirement Services(1)	149	123	134
Operating net income(1)	803	797	825
Certain hedges that do not qualify for hedge accounting	21	(7)	38
Assumption changes and management actions related to the sale of our U.S. Annuity Business	–	–	16
Reported net income	824	790	879
(1)	Represents a non-IFRS financial measure. See Non-IFRS Financial Measures.

Individual Insurance & Wealth

Individual Insurance & Wealth’s focus is to help Canadians achieve lifetime financial security by delivering a leading suite of quality products, excellent service and holistic advice with a focus on ease of doing business and strong risk management practices.

Our broad product shelf continues to offer a spectrum of choices to each customer in order to meet their holistic life, health and wealth needs. This includes our own SLGI mutual funds and our new segregated funds, Sun Life Guaranteed Investment Funds. Our products are marketed through a distinctive, multi-channel distribution model consisting of the CSF and third-party distribution channels, including independent insurance and mutual fund licensed brokers and broker-dealers. Certain products, including accidental death insurance and personal health insurance, are marketed directly to retail clients in partnership with our advice channels while our CSF also distributes some third-party mutual funds.

Individual Insurance & Wealth’s reported net income was $348 million in 2015, compared to $379 million in 2014. Operating net income was $336 million in 2015, a decrease of $48 million from 2014. Net income in 2015 reflected strong investing activity gains offset by the unfavourable impacts of equity markets, interest rates and expense experience including investment in growing our individual wealth business.

Net income in 2014 reflected the favourable impact of investing activity, positive equity markets and new business gains in our individual insurance business, partially offset by losses from declines in interest rates and adverse policyholder behaviour experience.

Sales of individual life and health insurance products increased 16% from 2014 to $350 million in 2015. The increase was largely driven by our success in participating insurance sales and improved term and personal health insurance sales in our CSF and third-party channels.

Sales of individual wealth products increased by $630 million, or 13% from 2014, to $5.4 billion in 2015. This increase was driven by higher SLGI mutual fund sales and strong sales of our new segregated funds, Sun Life Guaranteed Investment Funds.

Group Benefits

Our GB business unit is a leading provider of group life and health insurance products in Canada. We provide life, dental, drug, extended health care, disability and critical illness benefits programs to employers of all sizes. In addition, our Client Solutions area leverages our worksite advantage to offer voluntary benefits solutions to individual plan members, including post-employment life and health plans to members exiting their employer-sponsored plan. We are an innovation leader, competing on the strength of an industry-leading technology platform, innovative mobile applications, a unique Total Benefits offering, and integrated health, wellness and disability management capabilities. Our products are marketed and distributed across Canada by experienced sales representatives in collaboration with independent advisors, benefits consultants and the CSF.

In 2015, GB created Integrated Health Solutions (“IHS”). IHS brings together our significant investments in the areas of health and wellness, mental health, and aspects of our absence and disability management offering, to enhance the overall plan experience to both employers and plan members. Our integrated model, and focus on physical, mental and financial well-being is a unique, market-leading approach to health management.

34 Sun Life Financial Inc. Annual Report 2015	Management’s Discussion and Analysis

GB’s reported net income was $324 million in 2015, compared to $290 million in 2014. Operating net income was $318 million in 2015, an increase of $28 million from 2014. Net income in 2015 reflected positive disability experience, gains from investing activity and mortality gains partially offset by the unfavourable impacts of high-cost drug claims.

Net income in 2014 reflected the net favourable impact of assumption changes and management actions and gains from investing activity partially offset by negative morbidity experience.

GB maintained the #1 market share position for overall revenue(1) in Canada while continuing to focus on customer service and productivity. Client retention remained strong, with cancellation rates at 2.3% of revenue compared to the industry average of 4.3%(1).

Group Retirement Services

GRS is the leading provider of defined contribution plans and defined benefit solutions in Canada, serving over one million plan members at the end of 2015. Our offering meets the complex plan and service requirements of medium-to-large organizations with industry-leading technology and expertise, while providing cost-effective solutions to the small employer market. In addition, our Client Solutions area leverages our worksite advantage to offer voluntary savings plans, including post-employment plans, to those members exiting their employer-sponsored plans. Other services and product offerings include: investment-only segregated funds and fixed rate annuities, stock plans, group life annuities, and pensioner payroll services. Our Defined Benefit Solutions business offers an expanding range of innovative de-risking solutions for defined benefit pension plans such as liability-driven investing, annuity buy-outs and buy-ins, and longevity insurance to meet the emerging needs of the pension market, further enhancing our leadership position.

Our products are marketed and distributed across Canada by experienced sales representatives in collaboration with a multi-channel distribution network of pension consultants and advisors and through teams dedicated to the defined contributions and defined benefit solutions markets.

GRS had reported net income of $152 million in 2015, compared to $121 million in 2014. Operating net income increased to $149 million in 2015 from $123 million in 2014. Net income in 2015 reflected strong new business gains driven by significant DBS sales and gains from investing activity.

Net income in 2014 reflected gains from new business and the impact of positive investing activities more than offset by the net unfavourable impact of assumption changes and management actions reflecting economic reinvestment assumption and future mortality improvement assumption changes.

GRS’s sales increased to $14.5 billion in 2015 driven by a $5.3 billion DBS large case longevity insurance contract and a $530 million annuity transaction, large case defined contribution new sales and strong member rollover sales. In 2015, rollover sales from members leaving their defined contribution plans increased by 40% from 2014 achieving $2.2 billion in sales.

GRS assets under administration of $80.1 billion in 2015 grew by 8% over 2014, resulting from strong net sales and favourable equity market performance.

2016 Outlook and Priorities

In 2016, we will continue to leverage our leadership position across our core businesses and distribution networks, and build on our objective of being the leader in financial protection and wealth solutions in our Canadian home market. Shifting demographics, in particular the aging of baby boomers and their need for financial security in retirement, and the shift in financial responsibility from governments to individuals, in areas such as health care, are expanding the need of individuals to seek out effective financial protection and retirement planning solutions. Being a leader at the workplace and in communities across Canada with a full suite of solutions and advice positions us to continue to benefit from these trends in the coming years.

Our greatest opportunities for growth lie in the accelerated development of our wealth businesses. Over time, we expect this sales growth to increase the contribution of wealth earnings to SLF Canada. While building new businesses is difficult and requires significant investment, the early momentum we have achieved is encouraging and validating of the overall strategy. Key areas of focus include:

•

Growing our retail wealth business in Individual Insurance & Wealth through increased sales of our wealth products and services such as our new group of segregated funds, Sun Life Guaranteed Investment Funds, and our SLGI wealth management solutions to further strengthen our position in the retirement market;

•	Expanding our leadership position in the DBS business through innovative de-risking solutions to meet emerging needs of the pension market; and
•

Further leveraging our worksite advantage to drive growth in our Client Solutions business by deepening our customer protection and wealth relationships through effective customer touch points and solutions such as the Digital Benefits Assistant to meet our customers’ needs.

While focusing on the acceleration of our wealth businesses, we will maintain our leading positions in our core business through investment in distribution, product, customer-focused technology and productivity. Priorities in our 2016 plans include:

•	Developing new and enhancing existing products that continue to support our CSF in offering customized holistic financial plans and solutions to our clients;
•	Building further success in the group markets by continuing to focus on customer needs and enriching their experience; and
•	Continuing to implement management systems focused on enhancing customer and shareholder value and continuous productivity and savings initiatives.

(1)	Fraser Group, most recently published 2015 Group Universe Report, based on revenue for the year ended December 31, 2014.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2015 35

SLF U.S.

Business Profile

SLF U.S. has three business units: Group Benefits, International and In-force Management. Group Benefits provides protection solutions to employers and employees including group life, disability, medical stop-loss and dental insurance products, as well as a suite of voluntary benefits products. International serves high net worth clients in international markets, offering individual life insurance products and serving a closed block of wealth products(1). In-force Management includes certain closed individual life insurance products, primarily universal life and participating whole life insurance.

Strategy

Over the past several years, SLF U.S. has taken steps to create a more sustainable business model, focusing our efforts on being a leader in the U.S. group benefits and international high net worth solutions markets. In the Group Benefits business, we have made progress in 2015 in addressing profitability challenges. Our pending acquisition of Assurant EB will add both scale and new capabilities that we will leverage to drive growth in this business. We are also leveraging our leadership position and strong margins in medical stop-loss, and continue to add partnerships in the emerging private exchange market. We are focused on deepening relationships with brokers, improving the customer experience through enhancements in claims and service operations, and making our operations more efficient.

In the International business, we are focused on capitalizing on the growth of the high net worth population outside the U.S. and Canada based on our strong understanding of customers’ life insurance needs in key geographic regions. We will continue to leverage our deep distribution relationships and reputation in this market. We are developing new products, technology and underwriting capabilities for our International life business, while continuing to serve our in-force International wealth customers(1).

While growing our Group Benefits and International businesses, we are also focused on optimizing the underlying value of our In-force Management business which continues to generate earnings for SLF U.S.

2015 Business Highlights

We continued to improve performance in our business:

•	In Group Benefits, the management actions initiated in 2014 and continued throughout 2015 improved the profitability of the life and disability business.
•

Our medical stop-loss business continued to generate strong, profitable growth in 2015, reflecting increased sales and business in-force and strong margins. Stop-loss results benefit from our strong leadership position, enhanced underwriting tools and expanded distribution.

•

We continued to invest in our Group Benefits business in 2015, adding new capabilities to serve larger customers, complementing our strength in the small and middle market segments. We also increased our presence on private exchanges, and now are participating on nine exchanges.

•

In December, we re-focused our International business on the life insurance segment, where there is greater opportunity to achieve stronger growth and profitability and where we will continue to deliver a strong value proposition for our customers. At the same time, the International wealth business was closed to new sales.

We are making significant investments in our Group Benefits business by announcing the acquisition of Assurant EB:

•

Our pending acquisition of Assurant EB was announced in 2015, which will create the sixth largest group benefits business in the U.S. based on 2014 revenue. The acquisition will increase scale in our life and disability business, add a leading dental business with the second largest dental provider network in the U.S., accelerate the development of our worksite voluntary business, and introduce a new business, Disability Reinsurance Management Services, which provides turnkey disability management capabilities to third-party carriers. In addition, we expect to realize significant expense synergies. The transaction is expected to close by the end of the first quarter of 2016, subject to regulatory approvals(2) and customary closing conditions.

(1)	The International wealth business was closed to new sales in December 2015.
(2)	Regulatory approval of the transaction has been obtained from OSFI and several U.S. state regulators and the remaining required approvals are expected to be received by the end of the first quarter of 2016.

36 Sun Life Financial Inc. Annual Report 2015	Management’s Discussion and Analysis

Financial and Business Results

Summary statements of operations

(US$ millions)	2015	2014	2013(1)
Net premiums	3,307	3,959	4,077
Net investment income	645	2,795	(244)
Fee income	164	163	153
Revenue	4,116	6,917	3,986
Client disbursements and change in insurance contract liabilities	3,421	5,967	2,778
Commissions and other expenses	950	1,181	1,145
Reinsurance expenses (recoveries)	(577)	(613)	(495)
Income tax expense (benefit)	71	74	(21)
Non-controlling interests in net income of subsidiaries and par policyholders’ income	–	3	2
Reported net income (loss)	251	305	577
Less: Assumption changes and management actions related to the sale of our U.S. Annuity Business	–	–	(30)
Less: Acquisition, integration and restructuring costs(2)	(46)	–	(7)
Operating net income (loss)(3)	297	305	614
Less: Market related impacts	26	(37)	59
Less: Assumption changes and management actions	(70)	102	273
Underlying net income (loss)(3)	341	240	282

Selected financial information in Canadian dollars
(C$ millions)	2015	2014	2013
Revenue	5,253	7,637	4,109
Reported net income (loss)	333	341	599
Less: Assumption changes and management actions related to the sale of our U.S. Annuity Business	–	–	(31)
Less: Acquisition, integration and restructuring costs(2)	(63)	–	(7)
Operating net income (loss)(3)	396	341	637
Less: Market related impacts	30	(40)	60
Less: Assumption changes and management actions	(75)	115	286
Underlying net income (loss)(3)	441	266	291
Operating ROE(3)	11.2	11.3	nm (4)
Underlying ROE(3)	12.8	8.9	n/a
(1)	The discussion of our results in this document is of the Continuing Operations as there were no Discontinued Operations in 2015 or 2014. For additional information, see the section in this MD&A under the heading Financial Performance – Discontinued Operations.
(2)	In 2015, Acquisition, integration and restructuring costs consisted of the impact of US$46 million related to the closing of our wealth business in SLF U.S. International to new sales, which included assumption changes and management actions of US$30 million to reflect assumption updates including the expense strengthening associated with closing the business.
(3)	Represents a non-IFRS financial measure. See Non-IFRS Financial Measures.
(4)	This figure is not meaningful as our Operating ROE of 18.9% disclosed in 2013 included Discontinued Operations. For additional information, see the section in this MD&A under the heading Financial Performance – Discontinued Operations.

SLF U.S.’s reported net income was C$333 million in 2015, compared to C$341 million in 2014. Operating net income was

C$396 million in 2015, compared to C$341 million in 2014. Operating net income in SLF U.S. excludes the impact of acquisition, integration and restructuring costs which included assumption changes and management actions related to the closing of our International wealth business to new sales in 2015 and the assumption changes and management actions related to the sale of our U.S. Annuity Business in 2013, which are set out in the table above. Underlying net income was C$441 million in 2015, compared to C$266 million in 2014. The favourable impact of the weakening Canadian dollar in 2015 relative to average exchange rates in 2014 increased operating net income by $54 million.

In U.S. dollars, SLF U.S.’s reported net income was US$251 million in 2015, compared to US$305 million in 2014. Operating net income was US$297 million in 2015, compared to US$305 million in 2014. Underlying net income was US$341 million in 2015, compared to US$240 million in 2014. Underlying net income excludes from operating net income market related impacts and assumption changes and management actions, which are set out in the table above. The favourable effect of market related impacts in 2015 was primarily driven by credit spreads partially offset by equity market changes, compared to an unfavourable impact in 2014 primarily driven by interest rates. Assumption changes and management actions in 2014 included the release of the future funding cost liability of US$170 million related to our closed block of individual universal life insurance products.

Net income in 2015 also reflected the impact in Group Benefits related to pricing increases on new and renewing business, expense actions, and continued investment in our disability claim operations. Results also reflected positive credit experience, net realized gains on the sale of AFS assets, favourable tax items related to prior years, the favourable impact of investing activities on insurance contract liabilities, favourable mortality experience in International, and a change to post-retirement benefit liabilities. These items were partially offset by unfavourable underwriting experience in Group Benefits and unfavourable mortality and policyholder behaviour experience in In-force Management.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2015 37

Net income in 2014 also reflected the impact of unfavourable mortality experience in group life and In-force Management, unfavourable underwriting experience in our group disability business and unfavourable expense experience, partially offset by the impact of net realized gains on the sale of AFS assets, favourable credit experience and positive investment activity.

Revenue for the year ended December 31, 2015 was US$4.1 billion, a decrease of US$2.8 billion from 2014, primarily due to a decrease in net investment income of US$2.1 billion combined with a decrease in net premiums of US$0.7 billion. The decrease in net investment income was largely due to decreases in the fair value of FVTPL assets and interest rate derivatives. The decrease in premiums was largely due to lower sales in our International business.

Results by Business Unit

Net income by business unit (US$ millions)	2015	2014	2013
Group Benefits(1)	99	(55)	53
International(1)	114	161	159
In-force Management(1)	84	199	402
Operating net income (loss)(1)	297	305	614
Assumption changes and management actions related to the sale of our U.S. Annuity Business	–	–	(30)
Acquisition, integration and restructuring costs	(46)	–	(7)
Reported net income (loss)	251	305	577
(1)	Represents a non-IFRS financial measure. See Non-IFRS Financial Measures.

Group Benefits

The SLF U.S. Group Benefits business unit leverages its underwriting and claims capabilities and extensive distribution network to provide group life, long-term and short-term disability, medical stop-loss and dental insurance, as well as a suite of voluntary products, to over 10 million group plan members. Our products are sold through more than 26,000 independent brokers and benefits consultants. We support these brokers and consultants through sales representatives who are located in territories close to the brokers and consultants that they serve and a team of centralized internal sales representatives. Acquiring and retaining profitable business, building distribution effectiveness, enhancing the customer experience and driving operational efficiency are key drivers of our growth strategy. Once the Assurant EB acquisition is completed, the combined business will serve over 60,000 employers in small, medium and large workplaces and increase business in-force to approximately US$4 billion, based on 2015 revenues.

We have a leadership position in the U.S. medical stop-loss market, which continues to deliver attractive returns. Medical stop-loss insurance provides insurance for companies that self-insure their medical plans by covering medical expenses in excess of a stated threshold. We provide coverage to more than 1,900 employers with a median case size of approximately 400 employees. As of December 31, 2015, business in-force was higher by 12% compared to the end of 2014.

In our group life, disability and dental businesses, the actions we took in 2014 and 2015 to increase prices, enhance our underwriting processes, add resources to claims operations and reduce expenses resulted in improved earnings. To drive profitable, sustainable growth in these product lines, we will continue to leverage our claims management and return to work capabilities, supporting workplace productivity gains for our employer customers.

We are continuing to build out our product offerings and enrolment capabilities in our voluntary business, including in the employer worksite market. The acquisition of Assurant EB will bring new products to our voluntary portfolio and new enrolment capabilities and technology that have contributed to their success in the voluntary market.

Group Benefits’ reported net income was US$99 million in 2015, compared to a reported net loss of US$55 million in 2014. Operating net income was US$99 million, compared to an operating net loss of US$55 million in 2014. Net income in 2015 reflected the impact of price increases, expense actions, continued investment in our disability claim operations, positive credit experience and the favourable impact of actuarial assumption changes, partially offset by unfavourable underwriting experience. Net loss in 2014 reflected unfavourable underwriting experience in our disability business, unfavourable mortality experience in group life, unfavourable expense experience, and the adverse impact of assumption changes and management actions.

Sales in Group Benefits in 2015 were US$554 million, a decrease of 8% compared to 2014. Within Group Benefits, stop-loss sales increased 6% compared to 2014. Business in-force of US$2.6 billion as at December 31, 2015 increased 1% compared to 2014 driven by growth in the stop-loss business.

International

The International business offers individual life insurance solutions to high net worth individuals residing outside the U.S. and Canada. We have had a consistent presence in this market for nearly two decades and have built deep distribution relationships and a strong brand reputation, which combined with overall growth in the international high net worth market, have led to business growth over the past few years. As the population of international high net worth individuals and families continues to rise, we are focused on delivering protection and intergenerational wealth transfer solutions. We also manage a block of International wealth investment products, which is now closed to new sales.

International’s reported net income was US$68 million in 2015, compared to US$161 million in 2014. Operating net income was US$114 million in 2015, compared to US$161 million in 2014. Operating net income excluded the impact of acquisition, integration and restructuring costs which included assumption changes and management actions related to the closing of our International wealth business to new sales in 2015. Net income in 2015 reflected positive credit experience, favourable investing activity, and favourable mortality experience, partially offset by the impact of closing wealth products to new business. Net income in 2014 reflected the favourable impact of updates related to economic reinvestment assumptions and future mortality improvement assumptions changes.

38 Sun Life Financial Inc. Annual Report 2015	Management’s Discussion and Analysis

Sales in International in 2015 were US$511 million, a decrease of 46% compared to 2014. Life sales were US$61 million, a decrease of 37%, reflecting our more selective approach to pricing. International wealth sales were US$450 million in 2015 compared to US$849 million in 2014.

In-force Management

SLF U.S.’s closed block of individual life insurance products consists of approximately 128,000 policies, primarily participating whole life and term insurance. Our In-force Management operations are focused on optimizing profitability and capital efficiency while continuing to provide high-quality service for customers.

In-force Management’s reported net income and operating net income were US$84 million in 2015, compared to US$199 million in 2014. The reduction in net income mainly reflects the impact of actuarial assumption updates and management actions. Net income in 2015 included the net adverse impact of actuarial assumption updates and management actions compared to the positive impact of actuarial assumption updates related to the release of a future funding cost liability, and economic reinvestment assumptions and future mortality improvement assumptions changes in 2014. As well, results in 2015 reflected positive credit experience, net realized gains on the sale of AFS assets, the positive impact of changes in interest rates and credit spreads, a change to post-retirement benefit liabilities, and favourable tax items related to prior years, partially offset by unfavourable mortality and policyholder behaviour experience. Net income in 2014 also reflected net realized gains on the sale of AFS assets, and other experience items, partially offset by the impact of decreased interest rates and unfavourable mortality.

2016 Outlook and Priorities

SLF U.S. will continue to focus on achieving sustainable, profitable growth by becoming a leading provider of U.S. group benefits and driving growth in the international high net worth life insurance market. Successfully integrating Assurant EB will be a key priority for us over the next two to three years.

In the United States, health care reform is expected to increase the need for medical stop-loss coverage as more employers decide to self-insure, accelerate growth in voluntary benefits as employers’ costs continue to rise and as employees become more accustomed to purchasing their own benefits, and expand the distribution landscape for supplemental insurance products. The international high net worth market is growing, partially driven by the increasing population of affluent citizens leading global lifestyles as well as increasing demand for trusted financial protection and wealth transfer products.

SLF U.S. will leverage the capabilities we have built over the past several years and will acquire through the Assurant EB transaction, to drive sustainable growth and focus on enhancing profitability by executing the following components of our strategy:

•

Driving growth in stop-loss by continuing to leverage our market-leading expertise, expanding distribution, developing differentiated products and services, and capitalizing on new market opportunities.

•

Continuing to execute recent pricing and expense actions, investing in service and claims operations, and leveraging new capabilities from Assurant EB to enhance the performance of the group disability, dental and life insurance businesses.

•	Continuing to leverage and invest in our Group Benefits large case capabilities, including the Sun Life Center for Healthy Work and integrated absence management offerings.
•	Capitalizing on the strong voluntary capabilities that Assurant EB will deliver after the acquisition closes, with a particular emphasis on the broad product portfolio and enrolment solutions.
•	Building market share in International by improving the customer experience and enhancing our life insurance products and capabilities.
•	Continuing to seek opportunities to optimize the In-force Management business through effective risk and capital management while continuing to serve our customers.

SLF Asset Management

Business Profile

SLF Asset Management is our asset management segment composed of MFS and SLIM.

MFS is a premier global asset management firm with investment offices in Boston, Hong Kong, London, Mexico City, Sao Paulo, Singapore, Sydney, Tokyo and Toronto, which offers a comprehensive selection of financial products and services. Drawing on an investment heritage that emphasizes collaboration and integrity, MFS actively manages assets for retail and institutional investors around the world through mutual and commingled funds, separately managed accounts, institutional products and retirement strategies.

SLIM is an institutional investment management business and has operations based in the U.S. and Canada. SLIM delivers customized fixed income solutions, including liability-driven investing, and a suite of alternative, yield-oriented asset classes, including private fixed income, real estate, and commercial mortgages.

Strategy

The SLF Asset Management strategy is to design and deliver investment products through MFS and SLIM, that will deliver growth in traditional active asset management as well as liability-driven investing and alternative asset classes.

MFS continually strives to deliver superior investment performance and distinctive service to its retail and institutional clients. The core tenets of MFS’s investment approach are integrated research, global collaboration and active risk management. MFS also seeks to deepen relationships to become a trusted client partner.

SLIM designs and delivers investment solutions for institutional investors through a comprehensive set of asset management capabilities that allow clients with liability streams to meet their investment objectives through customized fixed income portfolios and alternative asset classes.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2015 39

2015 Business Highlights

•

MFS’s investment performance remains strong with 75%, 87% and 97% of MFS’s retail fund assets ranked in the top half of their Lipper categories based on three-, five- and ten-year performance, respectively, as of December 31, 2015.

•	We completed the acquisitions of Bentall Kennedy, Prime Advisors, and Ryan Labs in 2015, extending the capabilities of SLIM. SLIM’s net sales were $1.5 billion and AUM were $57.8 billion.
•	We continued to invest in our technological infrastructure to ensure MFS continues to deliver world-class customer service and to handle future growth.
•

Bentall Kennedy was named the top North American firm and a top firm globally in the 2015 Global Real Estate Sustainability Benchmark rankings. This is the fifth year that the team at Bentall Kennedy has received this recognition.

Financial and Business Results

Summary statements of operations

(C$ millions)	2015	2014	2013
Revenue	3,731	3,025	2,459
Commissions and other expenses	2,616	2,202	1,938
Income tax expense (benefit)	424	332	269
Reported net income	691	491	252
Less: MFS’s fair value adjustments on share-based payment awards	(9)	(125)	(229)
Operating net income(1)	700	616	481
Underlying net income(1)	700	616	481
Assets under management (C$ billions)(1)	629.6	500.7	438.4
Sales (C$ billions)(1)
Gross	100.5	91.1	98.8
Net	(19.0)	1.2	24.7
(1)	Represents a non-IFRS financial measure. See Non-IFRS Financial Measures.

SLF Asset Management’s reported net income was C$691 million in 2015, compared to C$491 million in 2014. SLF Asset Management had operating net income and underlying net income of C$700 million in 2015, compared to C$616 million in 2014. Operating net income and underlying net income in SLF Asset Management excludes the impact of fair value adjustments on MFS’s share-based payment awards, which is set out in the table above. The favourable impact of the weakening Canadian dollar in 2015 relative to average exchange rates in 2014 increased operating net income by $95 million.

SLF Asset Management’s net income increased in 2015 compared to the same period in 2014 primarily due to the favourable impact of currency, partially offset by the results of MFS.

Revenue for the year ended December 31, 2015 was $3,731 million, compared to $3,025 million in 2014. The increase was primarily due to the favourable impact of the weakening Canadian dollar, the 2015 acquisitions in SLIM and higher fee income in MFS.

40 Sun Life Financial Inc. Annual Report 2015	Management’s Discussion and Analysis

Results by Business Unit

MFS

(C$ millions)	2015	2014	2013
Reported net income	679	491	252
Less: Fair value adjustments on share-based payment awards	(9)	(125)	(229)
Operating net income(1)	688	616	481
Assets under management (C$ billions)(2)	571.9	500.7	438.4
Sales (C$ billions)(2)
Gross	96.5	91.1	98.8
Net	(20.5)	1.2	24.7

Financial information in U.S. dollars
(US$ millions)
Reported net income	531	443	244
Less: Fair value adjustments on share-based payment awards	(9)	(114)	(221)
Operating net income(1)	540	557	465
Pre-tax operating profit margin ratio(2)	40%	41%	40%
Assets under management (US$ billions)(2)	413.2	431.0	412.8
Average net assets (US$ billions)(2)	434.0	425.5	367.5
Sales (US$ billions)(2)
Gross	75.8	82.5	96.0
Net	(15.7)	1.2	24.0
(1)	Represents a non-IFRS financial measure. For SLF Asset Management, underlying net income is generally expected to be equal to operating net income. See Non-IFRS Financial Measures.
(2)	Pre-tax operating profit margin ratio, AUM, average net assets, and sales are non-IFRS financial measures. See Non-IFRS Financial Measures.

MFS actively manages assets for retail and institutional investors. Retail products, such as open- and closed-end mutual funds and private portfolios, are distributed through financial advisors and other professional buyers at major wirehouses, regional brokerage firms, independent broker dealers, bank-registered investment advisors, and wealth management firms. MFS also manages assets for institutional clients and discretionary managers, including corporate and public pension plans, defined contribution plans, multi-employer plans, sovereign wealth funds, investment authorities, and endowments and foundations. Institutional products are sold by an internal sales force, which is aided by a network of independent consultants.

MFS’s reported net income for 2015 was US$531 million, compared to US$443 million for 2014. MFS’s operating net income was US$540 million in 2015, compared to US$557 million in 2014. MFS’s operating net income in U.S. dollars for the year ended December 31, 2015 decreased compared to the same period in the prior year, primarily due to compensation costs and continued investment in technological infrastructure partially offset by higher average net assets.

MFS AUM by Category

(US$ billions)	2015	2014	2013
Institutional	157	173	176
U.S. Retail	169	168	149
Non-U.S. Retail	31	28	24
Insurance	56	62	64
MFS AUM(1)	413	431	413
(1)	Represents a non-IFRS financial measure. See Non-IFRS Financial Measures. Monthly Information on AUM is provided by MFS in its Corporate Fact Sheet, which can be found in the About MFS section of its website at www.mfs.com/CorpFact.

AUM ended 2015 at US$413 billion, a decrease of 4% for the year, primarily driven by gross sales of US$75.8 billion, more than offset by redemptions of US$91.5 billion and asset depreciation of US$2.1 billion. In 2015, Mutual funds experienced US$5.4 billion in net inflows while managed funds had net outflows of US$21.1 billion.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2015 41

SLIM

(C$ millions)	2015
Reported net income	12
Operating net income(1)	12
Assets under management (C$ billions)(1)	57.8
Sales (C$ billions)(1)
Gross	4.0
Net	1.5
(1)	Represents a non-IFRS financial measure. For SLF Asset Management, underlying net income is generally expected to be equal to operating net income. See Non-IFRS Financial Measures.

SLIM delivers customized fixed income solutions including liability-driven investing through: (i) Bentall Kennedy, a real estate investment manager operating in Canada and the U.S.; (ii) Prime Advisors, a U.S.-based investment management firm specializing in customized fixed income portfolios primarily for U.S. insurance companies; (iii) Ryan Labs, a New York-based asset manager specializing in fixed income and liability-driven investing; and (iv) SLIM Inc., our Canadian institutional asset manager which provides investment expertise in alternative asset classes and liability-driven investing to pension funds and other institutional investors. SLIM products are sold by the individual companies through internal sales teams.

SLIM’s reported net income and operating net income for the year ended December 31, 2015 was C$12 million. SLIM’s net income in 2015 primarily reflected the results of the 2015 acquisitions in SLIM.

2016 Outlook and Priorities

Continued volatility in equity markets and interest rates create an environment of uncertainty. MFS’s strategy of active management that focuses on delivering value to our clients over the long term puts us in a competitive position over other asset managers. Our strong relative performance means we are well positioned to attract flows when the markets eventually recover. Institutional investors are increasingly turning to solutions and alternative assets to help match assets and liabilities. SLIM’s strategy is based on extending how we manage Sun Life Financial’s general account to third-party institutional investors which, like Sun Life Financial, have long-dated liabilities that they must meet. SLIM’s investment philosophy revolves around the belief that portfolios should be managed in a customized manner aligned with the profile of an institution’s liabilities and that alternative, yield-oriented asset classes (such as private fixed income and real estate) can enhance returns.

SLF Asset Management 2016 priorities include four primary objectives:

•	Deliver superior investment performance.
•	Continue to raise the bar in providing exceptional service based on a deep understanding of client needs.
•

At MFS, focus particularly on our Blended Research products, which combine both fundamental and quantitative research, and on expanding our fixed income capabilities in strategies targeted to the institutional marketplace.

•	At SLIM, leverage the capabilities of Bentall Kennedy, Prime Advisors, Ryan Labs and SLIM Inc. to develop new products and access new market segments.

Initiatives related to expanding distribution, products, client management and brand have been established to enable MFS and SLIM to accomplish these priorities. These initiatives are supported by an ongoing focus on people to ensure performance and growth objectives are achieved.

SLF Asia

Business Profile

Sun Life Financial’s history in Asia dates back to the early 1890s. Today, SLF Asia operates through subsidiaries in the Philippines, Hong Kong, Indonesia and Vietnam(1) as well as through joint ventures with local partners in the Philippines, Indonesia, Malaysia, China and India. These seven markets account for over 70% of Asia’s total population. Our Regional Office in Hong Kong facilitates growth opportunities in Asia, and supports the sharing of best practices and resources throughout SLF Asia’s operations.

We offer individual life insurance products in all seven markets, and group benefits and/or pension and retirement products in the Philippines, China, Hong Kong, India, Malaysia and Vietnam. We have also established asset management companies either directly or through joint ventures and associates in the Philippines, China and India. We distribute these protection and wealth products to middle- and upper-income individuals, groups and affinity clients through multiple distribution channels, with agency remaining the largest distribution channel. This helps move forward our goal of growing Asia through distribution excellence in higher growth markets.

Strategy

Our goal is to strengthen our competitive position in Asia and to develop into a significant long-term revenue and earnings growth operation. As such, we continue to develop innovative products, expand distribution channels and leverage the Company’s existing asset management capability in Asia. Local initiatives complement our efforts to leverage our worldwide resources to bring industry-leading products, services and best practices to Asia.

(1)	We increased our ownership stake in PVI Sun Life in Vietnam from 49% to 75% on January 7, 2016.

42 Sun Life Financial Inc. Annual Report 2015	Management’s Discussion and Analysis

2015 Business Highlights

•

On January 7, 2016, we increased our ownership in our Vietnam joint venture, PVI Sun Life, from 49% to 75%. Vietnam has been one of the fastest growing economies in Asia in recent years and the life insurance and pensions industry is expected to continue to experience strong growth.

•

In December 2015, we announced an agreement to increase our ownership interest in BSLI from 26% to 49%, which is expected to close by the end of the first quarter of 2016, subject to regulatory approvals and customary closing conditions. The increased stake in BSLI aligns with our objective of expanding our presence in markets with strong growth opportunities and will strengthen the Company’s long-standing partnership with the Aditya Birla Group in India, which is also Sun Life Financial’s partner in Birla Sun Life Asset Management Company Limited, in which we already have a 49% share.

•

We were ranked among the top six insurance companies in the 2015 list of Asia’s Top 1000 Brands from media research firm Nielsen and marketing authority Campaign Asia-Pacific. Sun Life Financial improved its rank more than any other insurance company, and achieved an improved rank in all seven markets where the Company has operations.

•

We celebrated 120 years of business in the Philippines and maintained our position as the leading life insurance company based on premium income(1). The company received two awards, the annual “Employer of the Year” award by the People Management Association of the Philippines based on leadership, business results and contributions to the community and the “Life Insurance Company of the Year Award” at the 19th Asia Insurance Industry Awards 2015 based on professional standards, knowledge and understanding of the needs of customers and intermediaries. Individual insurance sales grew by 19% from 2014, measured in local currency, with agency sales increasing by 16% and agency force growing to more than 7,700 advisors as at the end of 2015.

•

In Hong Kong, agency sales grew 4% compared to 2014 and agency headcount reached 1,921 as at the end of 2015. We also continue to generate strong sales from the pension business, with C$5.8 billion AUM, a growth of 15%, measured in local currency, compared to 2014 notwithstanding generally weak equity markets. The strong fund performance of our pension business brought us nine Top Fund Awards 2015 from Bloomberg Businessweek and three Best in Class Awards from the Benchmark Fund of the Year Awards 2015.

•

In Indonesia, sales continue to grow, with agency headcount ending at 9,864 as at the end of 2015 and agency sales up 23% compared to 2014, measured in local currency. PT Sun Life Financial Indonesia attained the “Best Family Takaful Provider Indonesia 2015” award at the Global Banking and Finance Review Awards which recognizes innovative banking and investment strategies, achievements and inspirational changes in the financial sector.

•

In Malaysia, individual insurance sales increased by 29% from 2014, measured in local currency, driven by growth in the bancassurance and telemarketing channels. Sun Life Malaysia won the “Most Transformational Company Award” from its direct marketing business partner, ReMark International. Amidst all of ReMark’s Global Insurance partners, Sun Life Malaysia was recognized for the great strides made in direct marketing and innovations in channels and products, resulting in Sun Life Malaysia’s direct distribution channel being one of the largest in Malaysia.

Financial and Business Results

Summary statements of operations

($ millions)	2015	2014	2013
Net premiums	1,171	804	746
Net investment income	52	832	110
Fee income	306	230	180
Revenue	1,529	1,866	1,036
Client disbursements and change in insurance contract liabilities	524	1,125	409
Commissions and other expenses	646	516	444
Income tax expense (benefit)	48	43	33
Reported net income	311	182	150
Less: Assumption changes and management actions related to the sale of our U.S. Annuity Business	–	–	(7)
Operating net income(1)	311	182	157
Less: Market related impacts	19	(12)	27
Less: Assumption changes and management actions	40	20	7
Underlying net income(1)	252	174	123
Operating ROE(1)	9.2	6.8	6.9
Underlying ROE(1)	7.4	6.5	n/a
(1)	Represents a non-IFRS financial measure. See Non-IFRS Financial Measures.

Reported net income and operating net income was $311 million in 2015, compared to reported net income and operating net income of $182 million in 2014. Operating net income in SLF Asia excludes the impact of assumption changes and management actions related to the sale of our U.S. Annuity Business in 2013, which is set out in the table above. The favourable impact of the weakening Canadian dollar in 2015 relative to average exchange rates in 2014 increased operating net income by $35 million.

Underlying net income was $252 million, compared to $174 million in 2014. Underlying net income excludes from operating net income market related impacts and assumption changes and management actions, which are set out in the table above. The favourable effect of market related impacts in 2015 was primarily driven by interest rate and equity market changes, compared to an unfavourable effect in 2014 primarily driven by interest rates partially offset by equity market changes.

(1)	Based on figures released in 2015 by the Insurance Commission in the Philippines based on premium income in 2014.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2015 43

Net income in 2015 increased compared to 2014, primarily driven by business growth.

SLF Asia’s revenue was $1.5 billion in 2015 compared to $1.9 billion in 2014 due to unfavourable movements in the fair value of invested assets, partially offset by business growth.

The following table shows the sales of individual insurance products by country in SLF Asia.

Individual insurance sales(1)

($ millions)	2015	2014	2013
Philippines	178	133	117
Hong Kong	144	124	103
Indonesia	45	41	38
India	37	40	52
China	40	49	40
Vietnam	9	7	7
Malaysia	35	28	16
Total	488	422	373
(1)	Sales from joint ventures in the Philippines, Indonesia, India, China, Malaysia and Vietnam are based on our proportionate equity interest. We increased our ownership stake in PVI Sun Life in Vietnam from 49% to 75% on January 7, 2016.

Individual life insurance sales in 2015 were up 16% from 2014 with strong sales in agency for the Philippines, Indonesia and Vietnam which were up by 16%, 23% and 85%, respectively, measured in local currency. Sales in Malaysia were up 29%, measured in local currency, driven by growth in the bancassurance and telemarketing channels. Sales in Hong Kong were level with 2014, measured in local currency. We continued to build our agency and alternate distribution channels, leverage a more balanced product portfolio and increase efficiency and productivity while maintaining customer focus.

Results by Business Unit

Philippines

Our operations in the Philippines, established in 1895, distribute a diverse range of protection and savings products largely through our career agency sales force and bancassurance channel. We offer individual and group life and health insurance products to individuals and businesses through our wholly-owned subsidiary, Sun Life of Canada (Philippines), Inc., and our joint venture with the Yuchengco Group, Sun Life Grepa Financial, Inc., in which we have a 49% ownership stake. In addition, we offer mutual funds through our wholly-owned subsidiary, Sun Life Asset Management Company.

Sun Life of Canada (Philippines), Inc. maintained its position as the leading life insurance company in the Philippines. Our career agency sales force increased by 16% to 7,731 advisors in 2015. On a local currency basis, individual insurance sales were up 19% from 2014, with 16% growth in the agency channel and 52% growth in the bancassurance channel. Mutual fund AUM grew by 15%, measured in local currency, to C$1.5 billion from 2014.

Hong Kong

Our Hong Kong operations offer a full range of products to address protection and savings needs. We offer individual life and health insurance, mandatory provident funds (the government-legislated pension system), and pension administration to individuals and businesses through a career sales agency force and independent financial advisors.

Agency headcount reached 1,921 as at the end of 2015. On a local currency basis, individual insurance sales in the agency channel were up 4% from 2014. AUM in our pension business reached C$5.8 billion, up 15% from 2014, measured in local currency.

Indonesia

In Indonesia, we offer individual life and health insurance, as well as creditor life insurance through our wholly-owned subsidiary, PT Sun Life Financial Indonesia, and PT CIMB Sun Life, our joint venture with PT Bank CIMB Niaga, in which we have a 49% ownership stake. Both operations follow a multi-channel distribution strategy. PT CIMB Sun Life serves PT Bank CIMB Niaga’s customers on an exclusive basis for most insurance products.

On a local currency basis, our individual life insurance sales in Indonesia were up 5% from 2014. Sales from the agency channel of PT Sun Life Financial Indonesia were up 23% and agency headcount increased to 9,864 in 2015.

India

Birla Sun Life Insurance Company Limited, our insurance joint venture with the Aditya Birla Group in India(1), provides a full range of individual and group protection, savings and retirement products through a multi-channel distribution network, including a career agency sales force, bancassurance distribution, brokers and worksite marketing.

In addition, Birla Sun Life Asset Management Company Limited(1), our asset management joint venture in India, offers a full range of mutual fund products to both individual and institutional investors. Independent financial advisors and banks distribute BSLI’s mutual funds to the retail sector, while direct distribution serves corporate clients.

On a local currency basis, individual life insurance sales at BSLI were down 15% from 2014 due to the company’s focus on improving the quality and sustainability of new business and the loss of a key bancassurance partner. On a local currency basis, gross sales in Birla Sun Life Asset Management Company Limited were up 12%, and AUM increased 25% from 2014. AUM as at the end of 2015 were C$30.4 billion, of which C$14.9 billion is reported in our AUM.

(1)	Our joint venture with the Aditya Birla Group in India includes a 26% stake in BSLI and a 49% stake in Birla Sun Life Asset Management Company Limited.

44 Sun Life Financial Inc. Annual Report 2015	Management’s Discussion and Analysis

China

Sun Life Everbright Life Insurance Company Limited (“SLEB”), in which we have a 24.99% ownership stake, operates a multi-distribution model that combines a direct career agency, financial consultants, telemarketing, and bancassurance alliances to sell individual life and health insurance and savings products. Its branches operate in provinces that represent approximately 60% of China’s population. SLEB has a 99% ownership stake in the Sun Life Everbright Asset Management Co., Ltd.

On a local currency basis, sales of individual insurance products by SLEB were down 28% in 2015 compared to 2014, despite a 41% growth in the agency channel, due to SLEB’s focus on improving sales sustainability and profitability in the bancassurance channel.

Vietnam

In Vietnam, we offer individual insurance and pensions through PVI Sun Life Insurance Company Limited, our subsidiary, in which we increased our ownership stake from 49% to 75% on January 7, 2016. The products are distributed through a career agency sales force and a corporate sales team.

On a local currency basis, sales of individual insurance products in Vietnam increased 12% from 2014, as a result of strong sales momentum from our career agency force.

Malaysia

Our operations in Malaysia offer individual and group insurance through Sun Life Malaysia Assurance Berhad and Sun Life Malaysia Takaful Berhad, our joint ventures with Khazanah Nasional Berhad and CIMB Group Holdings Berhad, in which we have a 49% ownership stake. The companies have an exclusive bancassurance agreement with CIMB Group to distribute insurance and takaful products through CIMB’s bank network across Malaysia.

Individual insurance sales in Malaysia were up 29% in 2015 compared to 2014, driven by growth in the bancassurance and telemarketing channels.

2016 Outlook and Priorities

Asia’s economic growth has underpinned the expansion of the life insurance industry. This, combined with favourable demographics, low penetration rates for insurance and significant growth of the middle class, provides tremendous opportunities for SLF Asia. On the other hand, changing regulatory regimes, increased competition from new entrants in the Asian market and economic uncertainty pose challenges to our businesses.

In order to strengthen our competitive position and grow SLF Asia to be a more significant contributor to overall earnings, we intend to focus our efforts on the following strategic initiatives:

•	Continuing to grow our agency forces, both in quantity and quality;
•	Further expanding alternative channels such as bancassurance;
•	Continuing to expand our product offerings to address customer needs;
•	Growing our health and accident, and wealth management businesses;
•	Further strengthening our brand position in the region;
•	Investing in digital technology to support our growth; and
•	Enhancing risk management and operational efficiency to improve profitability, and to support future growth across the region.

Corporate

Our Corporate segment includes the results of SLF U.K. and Corporate Support.

SLF U.K. has a run-off block of business consisting of approximately 719,000 in-force life and pension policies, with approximately £11.6 billion of AUM. Since December 2010, SLF U.K. has been closed to new business and focuses on supporting existing customers. Most administrative functions have been outsourced to external service providers which are managed by an in-house management team.

Corporate Support operations consist of the Company’s Run-off reinsurance business as well as investment income, expenses, capital and other items not allocated to Sun Life Financial’s other business segments. Our Run-off reinsurance business is a closed block of reinsurance assumed from other insurers. Coverage includes long-term care, medical coverage, and guaranteed minimum income and death benefit coverage. The block also includes group long-term disability and personal accident which are 100% retroceded.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2015 45

Financial and Business Results

Summary statements of operations ($ millions)	2015	2014	2013(1)
Net premiums	(28)	124	303
Net investment income	160	1,398	(36)
Fee income	83	88	92
Revenue	215	1,610	359
Client disbursements and change in insurance contract liabilities	(132)	1,312	220
Commissions and other expenses	361	324	351
Income tax expense (benefit)	(140)	(95)	(146)
Dividends paid to preferred shareholders	100	111	118
Reported net income (loss)	26	(42)	(184)
Less: Assumption changes and management actions related to the sale of our U.S. Annuity Business
SLF U.K.	–	–	(2)
Corporate Support	–	–	(3)
Less: Acquisition, integration and restructuring costs:
SLF U.K.	–	–	–
Corporate Support	(17)	(26)	(22)
Operating net income (loss)(2)	43	(16)	(157)
Less: Market related impacts	14	6	16
Less: Assumption changes and management actions	11	41	(60)
Underlying net income (loss)(2)	18	(63)	(113)
(1)	The 2013 results are from the Continuing Operations of the Company. For additional information, see the section in this MD&A under the heading Financial Performance – Discontinued Operations.
(2)	Represents a non-IFRS financial measure. See Non-IFRS Financial Measures.

The reported net income was $26 million in the Corporate segment in 2015, compared to a reported net loss of $42 million in 2014. Operating net income was $43 million in 2015, compared to an operating net loss of $16 million in 2014. Operating net income (loss) excludes acquisition, integration and restructuring costs in 2015 and 2014, which are set out in the table above. The favourable impact of the weakening Canadian dollar in 2015 relative to average exchange rates in 2014 increased operating net income by $16 million.

Underlying net income was $18 million in 2015, compared to an underlying net loss of $63 million in 2014. Underlying net income (loss) excludes from operating net income (loss) market related impacts and assumption changes and management actions, which are set out in the table above. The favourable effect of market related impacts in 2015 was primarily driven by interest rates partially offset by equity markets, compared to a favourable effect in 2014, primarily driven by interest rates and partially offset by equity markets.

Net income by business unit ($ millions)	2015	2014	2013(1)
SLF U.K.(2)	200	174	136
Corporate Support(2)	(157)	(190)	(293)
Operating net income (loss)(2)	43	(16)	(157)
Less: Assumption changes and management actions related to the sale of our U.S. Annuity Business
SLF U.K.	–	–	(2)
Corporate Support	–	–	(3)
Acquisition, integration and restructuring costs:
SLF U.K.	–	–	–
Corporate Support	(17)	(26)	(22)
Reported net income (loss)	26	(42)	(184)
(1)	The 2013 results are from the Continuing Operations of the Company. For additional information, see the section in this MD&A under the heading Financial Performance – Discontinued Operations.
(2)	Represents a non-IFRS financial measure. See Non-IFRS Financial Measures.

46 Sun Life Financial Inc. Annual Report 2015	Management’s Discussion and Analysis

SLF U.K.

SLF U.K.’s operating net income was $200 million in 2015, compared to $174 million in 2014. Net income in 2015 reflected favourable effect of interest rates, currency impacts, policyholder behaviour, mortality experience, and assumption changes and management actions, partially offset by equity markets. Net income in 2014 included favourable impact of assumption changes and management actions and non-recurring tax-related items, partially offset by other unfavourable experience items.

Corporate Support

In Corporate Support, the operating net loss was $157 million in 2015, compared to an operating net loss of $190 million in 2014. The decrease in loss in 2015 relative to 2014 was due to lower preferred share dividends, tax benefits, and lower expenses.

Investments

The Company strives to ensure that all general fund investments are properly aligned with business objectives, meeting policyholder obligations, and that adequate liquidity is maintained at all times. Consideration is given in our investment process to a wide range of factors, including ensuring attractive risk and return profiles, appropriate diversification by asset type, credit exposure and sector, financial condition of issuers and borrowers, quality and value of underlying security and macro- and micro-economic developments and trends including prospects for specific industry sectors. The Risk Review Committee of the Board of Directors approves policies that contain prudent standards and procedures for the investment of our general fund assets. These policies include requirements, restrictions and limitations for interest rate, credit, equity market, real estate market, liquidity, concentration, currency and derivative risks. Compliance with these policies is monitored on a regular basis and reported annually to the Risk Review Committee. The Governance, Nomination & Investment Committee of the Board of Directors monitors the Company’s Investment Plan and investment performance, oversees practices, procedures and controls related to the management of the general fund investment portfolio, and reviews corporate governance guidelines and processes.

Investment Profile

We had total general fund invested assets of $138.0 billion as at December 31, 2015, compared to $125.2 billion as at December 31, 2014. The increase in general fund invested assets of $12.8 billion was primarily due to the currency impact of the weakening Canadian dollar and operating activity partially offset by a decrease from changes in fair value. Our general fund is primarily invested in fixed income instruments, including debt securities and mortgages and loans, with 85.5% of the general fund invested assets invested in cash and fixed income investments. Equity securities and investment properties represented 3.8% and 4.7% of the portfolio, respectively, and the remaining 6.0% of the portfolio consisted of policy loans, derivative assets, and other invested assets. Our general fund invested assets are well diversified across investment types, geographies and sectors.
Additional detail on our investments is provided in Notes 5 and 6 to our 2015 Annual Consolidated Financial Statements.

The following table sets out the composition of our general fund invested assets(1).

Investments(1)	December 31, 2015			December 31, 2014

($ millions)	Carrying value	Fair value	% of total carrying value	Carrying value	Fair value	% of total carrying value
Cash, cash equivalents and short-term securities	8,983	8,983	6.5%	6,818	6,818	5.4%
Debt securities - FVTPL	56,785	56,785	41.2%	53,127	53,127	42.4%
Debt securities - AFS	13,111	13,111	9.5%	13,087	13,087	10.5%
Equity securities - FVTPL	4,426	4,426	3.2%	4,357	4,357	3.5%
Equity securities - AFS	887	887	0.6%	866	866	0.7%
Mortgages and loans	39,103	41,849	28.3%	33,679	36,700	26.9%
Derivative assets	1,866	1,866	1.4%	1,839	1,839	1.5%
Other invested assets	3,111	3,111	2.3%	2,375	2,375	1.9%
Policy loans	3,151	3,151	2.3%	2,895	2,895	2.3%
Investment properties	6,540	6,540	4.7%	6,108	6,108	4.9%
Total invested assets	137,963	140,709	100%	125,151	128,172	100%
(1)	The invested asset values and ratios presented are based on the carrying value of the respective asset categories. The carrying values for FVTPL and AFS invested assets are generally equal to their fair values. For invested assets supporting insurance contracts, in the event of default, if the amounts recovered are insufficient to satisfy the related insurance contract liability cash flows that the assets are intended to support, credit exposure may be greater than the carrying value of the assets.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2015 47

Sector Exposure

Our general fund invested assets are well diversified across investment types, geographies and sectors.

As at December 31, 2015, our exposure to the energy sector for debt securities and corporate loans was $5.6 billion, of which 93% was rated investment grade ($5.5 billion, of which 98% was rated investment grade as at December 31, 2014). Approximately 45% of our energy sector exposure was invested in pipeline, storage and transportation entities, approximately 15% was invested in integrated oil and gas entities, and the remaining exposure was invested in companies involved in exploration and production, refining and drilling and servicing, which included approximately 7% in drilling and oil field services.

Our mortgage and real estate portfolio includes office, industrial, retail, and multi-family buildings occupied by tenants in diversified industries. Our most significant property exposure to the oil and gas sector was located in Alberta, which represented approximately 8% of our mortgage portfolio and approximately 21% of our real estate portfolio. Within our Alberta portfolio, there has been no significant change in exposure to energy sector tenants and there have been no material indications of stress such as arrears, mortgage defaults and tenant insolvencies. However, as the period of weak energy prices continues, market fundamentals within the province are deteriorating, resulting in rising vacancy levels and lower rental rates, which should they continue, may lead to further reductions in valuations particularly in the office sector. We continue to closely monitor the impact of these market changes in the energy sector on the real estate and mortgage portfolios.

As at December 31, 2015, our exposure to the metals and mining sub-sector consists of debt securities and was $0.8 billion, of which 97% is investment grade and is diversified by several different commodity types. The metals and mining sub-sector is included in the Materials line of the Debt Securities by Issuer and Industry Sector table included in the Debt Securities section of this MD&A.

Debt Securities

Our debt securities portfolio is actively managed through a regular program of purchases and sales aimed at optimizing yield, quality and liquidity, while ensuring that it remains well diversified and duration-matched to insurance contract liabilities. As at December 31, 2015, we held $69.9 billion of debt securities, representing 50.7% of our total invested assets compared to $66.2 billion, representing 52.9% as at December 31, 2014. Debt securities with a credit rating of “A” or higher represented 67.9% of the total debt securities as at December 31, 2015, consistent with December 31, 2014. Debt securities with a credit rating of “BBB” or higher represented 96.9% of total debt securities as at December 31, 2015, compared to 97.3% as at December 31, 2014.

Corporate debt securities not issued or guaranteed by sovereign, regional and municipal governments represented 66.0% of our total debt securities as at December 31, 2015, compared to 66.7% as at December 31, 2014. Total government issued or guaranteed debt securities as at December 31, 2015 were $23.8 billion, compared to $22.1 billion as at December 31, 2014. With the exception of certain countries where we have business operations, including Canada, the United States, the United Kingdom and the Philippines, our exposure to debt securities from any single country did not exceed 1% of total invested assets on our Consolidated Statements of Financial Position as at December 31, 2015.

The carrying value of debt securities of governments and financial institutions by geographic location is presented in the following table.

Debt Securities of Governments and Financial Institutions by Geography

	December 31, 2015		December 31, 2014
($ millions)	Government issued or guaranteed	Financials	Government issued or guaranteed	Financials
Canada	15,411	1,826	14,650	2,391
United States	1,702	6,046	1,590	5,992
United Kingdom	2,561	1,937	2,484	1,992
Philippines	2,745	42	2,575	17
Eurozone(1)	237	828	171	762
Other	1,111	1,577	611	1,390
Total	23,767	12,256	22,081	12,544
(1)	Our investments in Eurozone countries primarily included the Netherlands, Spain, Germany and France. We did not have any direct exposure to Greece. Of our exposure to Eurozone countries, 99.1% was rated investment grade and 77.4% had a credit rating of “A” or higher.

Our gross unrealized losses as at December 31, 2015 for FVTPL and AFS debt securities were $1.1 billion and $0.22 billion, respectively, compared with $0.22 billion and $0.04 billion, respectively, as at December 31, 2014. The increase in gross unrealized losses was largely due to the impact of rising interest rates, including credit spreads, primarily in the U.S.

48 Sun Life Financial Inc. Annual Report 2015	Management’s Discussion and Analysis

Debt Securities by Issuer and Industry Sector

	December 31, 2015			December 31, 2014
($ millions)	FVTPL debt securities	AFS debt securities	Total	FVTPL debt securities	AFS debt securities	Total
Debt securities issued or guaranteed by:
Canadian federal government	2,383	1,637	4,020	1,831	1,717	3,548
Canadian provincial and municipal government	10,555	836	11,391	10,335	768	11,103
U.S. government and agency	1,272	430	1,702	1,183	406	1,589
Other foreign government	5,916	738	6,654	5,305	536	5,841
Total government issued or guaranteed debt securities	20,126	3,641	23,767	18,654	3,427	22,081
Corporate debt securities by industry sector:
Financials	9,905	2,351	12,256	9,510	3,034	12,544
Utilities	6,628	646	7,274	6,164	578	6,742
Consumer discretionary	2,375	893	3,268	2,746	992	3,738
Industrials	3,880	847	4,727	2,911	576	3,487
Consumer staples	2,100	580	2,680	2,175	564	2,739
Telecommunication services	1,859	372	2,231	1,708	516	2,224
Energy	3,727	831	4,558	3,714	806	4,520
Materials	1,249	319	1,568	1,331	400	1,731
Other	1,945	687	2,632	1,402	562	1,964
Total corporate debt securities	33,668	7,526	41,194	31,661	8,028	39,689
Asset-backed securities	2,991	1,944	4,935	2,812	1,632	4,444
Total debt securities	56,785	13,111	69,896	53,127	13,087	66,214

Our debt securities as at December 31, 2015 included $12.3 billion invested in the financial sector, representing approximately 17.5% of our total debt securities, or 8.9% of our total invested assets. This compares to $12.5 billion, or 18.9% of the total debt security portfolio, or 10.0% of our total invested assets as at December 31, 2014.

Our debt securities as at December 31, 2015 included $4.9 billion of asset-backed securities reported at fair value, representing 7.1% of our total debt securities, or 3.6% of our total invested assets. This compares to $4.4 billion representing 6.7% of total debt securities, or 3.6% of our total invested assets as at December 31, 2014.

The credit risk ratings in the following table were established in accordance with the process described in this MD&A under the heading Risk Categories - Credit Risk Management Governance and Control.

Debt Securities by Credit Rating

	December 31, 2015			December 31, 2014
($ millions)	FVTPL debt securities	AFS debt securities	Total	FVTPL debt securities	AFS debt securities	Total
Debt securities by credit rating:
AAA	8,684	4,283	12,967	7,317	3,975	11,292
AA	10,046	1,189	11,235	10,201	1,620	11,821
A	19,526	3,709	23,235	18,068	3,786	21,854
BBB	16,974	3,316	20,290	16,259	3,218	19,477
BB and lower	1,555	614	2,169	1,282	488	1,770
Total debt securities	56,785	13,111	69,896	53,127	13,087	66,214

Debt Securities by Geography

	December 31, 2015			December 31, 2014
($ millions)	FVTPL debt securities	AFS debt securities	Total	FVTPL debt securities	AFS debt securities	Total
Debt securities
Canada	20,400	3,373	23,773	20,008	3,779	23,787
United States	20,432	6,546	26,978	17,978	6,100	24,078
United Kingdom	6,416	662	7,078	6,286	805	7,091
Other	9,537	2,530	12,067	8,855	2,403	11,258
Total debt securities	56,785	13,111	69,896	53,127	13,087	66,214

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2015 49

Mortgages and Loans

Mortgages and loans disclosures in this section are presented at their carrying value on our Consolidated Statements of Financial Position. As at December 31, 2015, we had a total of $39.1 billion in mortgages and loans, representing 28.3% of our total invested assets, compared to $33.7 billion representing 26.9% as at December 31, 2014. Our mortgage portfolio consisted almost entirely of first mortgages, and our corporate loan portfolio consisted of private placement assets.

The carrying value of mortgages and loans by geographic location is presented in the following table(1).

Mortgages and Loans by Geography

	December 31, 2015			December 31, 2014
($ millions)	Mortgages	Loans	Total	Mortgages	Loans	Total
Canada	8,067	13,271	21,338	7,847	12,308	20,155
United States	6,725	7,442	14,167	5,563	5,196	10,759
United Kingdom	–	886	886	1	776	777
Other	–	2,712	2,712	–	1,988	1,988
Total	14,792	24,311	39,103	13,411	20,268	33,679
(1)	The geographic location for mortgages is based on the location of the property and for loans it is based on the country of the creditor’s parent.

As at December 31, 2015, we held $14.8 billion of mortgages, compared to $13.4 billion as at December 31, 2014. Our mortgage portfolio consists entirely of commercial mortgages, including retail, office, multi-family, industrial and land properties. As at December 31, 2015, 24.8% of our commercial mortgage portfolio consisted of multi-family residential mortgages. Our uninsured commercial portfolio had a weighted average loan-to-value ratio of approximately 55% as at December 31, 2015, compared to approximately 54% as at December 31, 2014. While we generally require a maximum loan-to-value ratio of 75% at issuance, we may invest in mortgages with a higher loan-to-value ratio in Canada if the mortgage is insured. The estimated weighted average debt service coverage for our uninsured commercial portfolio is 1.73 times. Of the loans in the Canadian commercial mortgage portfolio, 31.0% were insured by the Canada Mortgage and Housing Corporation (“CMHC”).

As at December 31, 2015, we held $24.3 billion of corporate loans, compared to $20.3 billion as at December 31, 2014. In the current low interest rate environment, our strategy is to continue to focus our efforts on the origination of new private placement assets. Private placement assets provide diversification by type of loan, industry segment and borrower credit quality. The loan portfolio consists of senior secured and unsecured loans to large- and mid-market sized corporate borrowers, securitized lease/loan obligations secured by a variety of assets, and project finance loans in sectors such as power and infrastructure.

The credit risk ratings in the following table were established in accordance with the process described in this MD&A under the heading Risk Categories – Credit Risk Management Governance and Control.

Corporate Loans by Credit Rating

As at December 31 ($ millions)
	2015	2014
Loans by credit rating:
AAA	409	374
AA	3,174	2,199
A	11,532	10,022
BBB	8,499	7,215
BB and lower	697	438
Impaired	–	20
Total loans	24,311	20,268

As at December 31, 2015, 97.1% of our total corporate loan portfolio is investment grade, compared to 97.7% as at December 31, 2014.

50 Sun Life Financial Inc. Annual Report 2015	Management’s Discussion and Analysis

Mortgages and Loans Past Due or Impaired

	December 31, 2015

	Gross carrying value			Allowance for losses
($ millions)	Mortgages	Loans	Total	Mortgages		Loans	Total
Not past due	14,690	24,279	38,969	–		–	–
Past due:
Past due less than 90 days	7	32	39	–		–	–
Past due 90 days or more	–	–	–	–		–	–
Impaired	137	7	144	42	(1)	7	49
Total(1)	14,834	24,318	39,152	42		7	49

	December 31, 2014

	Gross carrying value			Allowance for losses
($ millions)	Mortgages	Loans	Total	Mortgages		Loans	Total
Not past due	13,316	20,248	33,564	–		–	–
Past due:
Past due less than 90 days	14	–	14	–		–	–
Past due 90 days or more	–	–	–	–		–	–
Impaired	118	36	154	37	(1)	16	53
Total(1)	13,448	20,284	33,732	37		16	53
(1)	Includes $21 million of sectoral provisions as at December 31, 2015 and $18 million of sectoral provisions as at December 31, 2014.

Our impaired mortgages and loans, net of allowance for losses, were $95 million as at December 31, 2015, compared to $101 million as at December 31, 2014. The majority of impaired mortgages are in the United States.

Equities

Our equity portfolio is well diversified and approximately 55.5% of our portfolio was invested in exchange-traded funds as at December 31, 2015, compared to 56.8% as at December 31, 2014. Exchange-traded fund holdings are primarily in the S&P/TSX 60 Index Fund and Standard & Poor’s Depository Receipts. The carrying value of stocks by issuer country as at December 31 is set out in the following table.

Equities by Issuer Country

	December 31, 2015			December 31, 2014

($ millions)	FVTPL equities	AFS equities	Total	FVTPL equities	AFS equities	Total
Canada	2,887	40	2,927	3,016	62	3,078
United States	706	634	1,340	622	598	1,220
United Kingdom	112	5	117	107	4	111
Other	721	208	929	612	202	814
Total equity securities	4,426	887	5,313	4,357	866	5,223

As at December 31, 2015, 55.1% of our equity portfolio consisted of Canadian issuers; 25.2% of U.S. issuers; 2.2% of U.K. issuers; and 17.5% of issuers from other jurisdictions. Excluding exchange-traded funds and mutual funds, there were no issuers exceeding 1% of the equity portfolio as at December 31, 2015. As at December 31, 2015, our equity exposure to the energy sector was less than 10% of the total equity portfolio. Excluding exchange-traded funds, this exposure declines to 2%.

Investment Properties

Office, retail and industrial properties are the major components of our investment properties portfolio, representing approximately 83.6% as at December 31, 2015. Our investment properties included 68.9% located in Canada, 29.5% in the United States and the remaining 1.6% in the United Kingdom as at December 31, 2015.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2015 51

Investment Properties by Type and Geography

	December 31, 2015		December 31, 2014
($ millions)	Carrying value	% of total carrying value	Carrying value	% of total carrying value
Canada
Office	1,618	24.7%	1,638	26.8%
Industrial	931	14.2%	930	15.2%
Retail	988	15.1%	1,018	16.7%
Other	972	14.9%	862	14.1%
United States
Office	979	15.0%	769	12.6%
Industrial	415	6.3%	335	5.5%
Retail	444	6.8%	392	6.4%
Other	90	1.4%	74	1.2%
United Kingdom
Office	34	0.5%	28	0.5%
Industrial	11	0.2%	10	0.2%
Retail	45	0.7%	40	0.6%
Other	13	0.2%	12	0.2%
Total investment properties	6,540	100%	6,108	100%

Derivative Financial Instruments and Risk Mitigation

The fair value of derivative assets held by the Company was $1,866 million, while the fair value of derivative liabilities was $3,378 million as at December 31, 2015.

We use derivative instruments to manage risks related to interest rate, equity market, and currency fluctuations and in replication strategies to reproduce permissible investments. Our use of derivatives in these risk mitigation strategies does not mitigate all risk exposure; rather, they are used to keep us within our risk tolerance limits.

Certain of our derivatives are designated in qualifying hedging relationships for accounting purposes, and represented $1.1 billion, or 1.9% of the total notional amount. Derivatives are designated in hedging relationships for accounting purposes to minimize accounting mismatches. These hedging relationships are documented at inception and hedge effectiveness is assessed on a quarterly basis.

Our derivatives designated in qualifying hedging relationships for accounting purposes include interest rate swaps, foreign exchange agreements, equity forwards and, previously, currency swaps. We designate certain interest rate swaps in fair value hedging relationships to hedge interest rate exposure on AFS assets. We also designate certain foreign exchange agreements in fair value and cash flow hedging relationships to manage foreign currency fluctuations associated with AFS assets and the anticipated purchase of an equity interest. Additionally, we designate certain equity forwards in cash flow hedging relationships for anticipated payments of awards under certain stock-based compensation plans.

In addition to the general policies and monitoring, we use a variety of tools in counterparty risk management. Over-the-counter (“OTC”) derivative transactions are executed under ISDA Master Agreements. A Credit Support Annex accompanies most of the ISDAs, which establish requirements for collateral.

The values associated with our derivative instruments are presented in the following table. Notional amounts serve as the basis for payments calculated under derivatives contracts and are not exchanged.

Derivative Instruments

($ millions)	2015	2014
As at December 31
Net fair value	(1,512)	236
Total notional amount	57,845	48,211
Credit equivalent amount	607	738
Risk-weighted credit equivalent amount	7	7

The total notional amount of our derivatives increased to $57.8 billion as at December 31, 2015 from $48.2 billion as at December 31, 2014. The increase in the total notional amount was primarily due to an increase of $5.9 billion in interest rate contracts for duration matching activities and an increase of $0.9 billion in currency contracts hedging foreign currency assets.

52 Sun Life Financial Inc. Annual Report 2015	Management’s Discussion and Analysis

The notional amount of derivatives increased a further $2.0 billion due to the conversion of foreign currency notional balances into Canadian dollars.

The net fair value of derivatives was a net liability of $1,512 million as at December 31, 2015, compared to a net asset of $236 million as at December 31, 2014. The decrease in net fair value was due primarily to the impact of the weakening of the Canadian dollar against the U.S. dollar on foreign exchange contracts.

As the regulator of the Canadian insurance industry, OSFI provides guidelines to quantify the use of derivatives. The credit equivalent amount, a measure used to approximate the potential credit exposure, is determined as the replacement cost of the derivative contracts having a positive fair value plus an amount representing the potential future credit exposure.

The risk-weighted credit equivalent amount is a measure used to determine the amount of capital necessary to support derivative transactions for certain Canadian regulatory purposes. It is determined by weighting the credit equivalent amount according to the nature of the derivative and the creditworthiness of the counterparties.

As at December 31, 2015, the credit equivalent amounts for foreign exchange contracts, interest rate contracts, and equity and other contracts were $375 million, $206 million and $26 million, respectively. The corresponding risk-weighted credit equivalent amounts were $3.6 million, $2.7 million and $0.2 million, respectively.

Additional detail on our derivative portfolio by derivative type is provided in Note 6.A.iv to our 2015 Annual Consolidated Financial Statements.

Impaired Assets

The invested asset values and ratios presented in this section are based on the carrying value of the respective asset categories. Carrying values for FVTPL and AFS invested assets are generally equal to fair value.

Financial assets that are classified as FVTPL, which represented 45.7% of our invested assets as at December 31, 2015, do not have allowances for losses since changes in the fair value of these assets are recorded to income and the assets are recorded at fair value on our Consolidated Statements of Financial Position. In the event of default, if the amounts recovered are insufficient to satisfy the related insurance contract liability cash flows that the assets are intended to support, credit exposure may be greater than the carrying value of the asset.

In the absence of objective evidence of impairment, impairment losses are not recognized on AFS debt securities, equity securities and other invested assets. If the amortized cost of these assets is greater than their fair values, unrealized losses are recognized in OCI. Unrealized losses may be due to interest rate fluctuations or depressed fair values in sectors which have experienced strong negative market performance. The fair value of AFS securities in an unrealized loss position amounted to $6.0 billion and the associated unrealized losses amounted to $0.26 billion as at December 31, 2015, and $3.2 billion and $0.04 billion, respectively, as at December 31, 2014. The gross unrealized losses for FVTPL and AFS debt securities were $1.1 billion and $0.22 billion as at December 31, 2015, respectively, compared to $0.22 billion and $0.04 billion as at December 31, 2014, respectively. The increase in gross unrealized losses was largely due to the impact of rising interest rates, including credit spreads, primarily in the U.S. during the year.

Impaired mortgages and loans, net of allowance for losses, amounted to $95 million as at December 31, 2015, compared to $101 million as at December 31, 2014 for these assets.

Asset Default Provision

We make provisions for possible future credit events in the determination of our insurance contract liabilities. The amount of the provision for asset default included in insurance contract liabilities is based on possible reductions in future investment yields that vary by factors such as type of asset, asset credit quality (rating), duration and country of origin. To the extent that an asset is written off, or disposed of, any amounts that were set aside in our insurance contract liabilities for possible future asset defaults in respect of that asset are released.

Our asset default provision as at December 31, 2015 was $2,077 million for losses related to possible future credit events for fixed income assets currently held by the Company that support our insurance contract liabilities. This represents 2.3% of the fixed income assets supporting insurance contract liabilities reported on our Consolidated Statements of Financial Position as at December 31, 2015.

Our asset default provision as at December 31, 2015 was $161 million higher than the provision as at December 31, 2014, primarily due to the weakening of the Canadian dollar and increases in the provision for assets purchased net of dispositions, partially offset by the release of provisions on fixed income assets supporting our insurance contract liabilities.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2015 53

The following table sets out the changes in our asset default provision for existing fixed income investments.

($ millions)	2015	2014
Opening balance	1,916	1,564
Purchases, dispositions and net asset movement (1)	170	505
Changes in assumptions and methodologies	(8)	(33)
Changes in ratings	31	13
Release of provisions(2)	(254)	(230)
Currency	222	97
Closing balance	2,077	1,916
(1)	Net movement reflects the fluctuation in the value of FVTPL assets arising from movements in interest rates, credit spreads and other factors that impact the market value of fixed income investments.
(2)	This amount represents the orderly release of provisions for future credit events held in insurance contract liabilities.

Risk Management

Risk Management Framework

The Company has established a Risk Management Framework (“Risk Framework”) approved by the Board of Directors that prescribes a comprehensive set of protocols and programs that need to be followed in conducting business activities. The risks that arise when providing products and services to customers and policyholders which are in line with our mission to help customers achieve lifetime financial security are managed within these protocols and programs. Effective risk management is critical to the overall profitability, competitive market positioning and long-term financial viability of the Company. While all risk cannot necessarily be eliminated, the Risk Framework seeks to ensure that risks to a business undertaking are appropriately managed to achieve the Company’s business objectives over time and are not expected to exceed the pre-established boundaries for risk taking. The Risk Framework, corporate strategy, and business objectives, are all aligned to each other and the risk management protocols and programs are embedded within every business segment.

As a large financial services organization operating in a complex industry, the Company encounters a variety of risks. We are subject to financial and insurance risks connected to our liabilities to our customers and in connection with the management and performance of our assets, including how we match returns from assets with the payment of liabilities to our customers. We also face risks in formulating our business strategy and business objectives, in carrying on our business activities in the pursuit of our strategy and objectives, and from external factors such as changes in the economic, political and regulatory environments. The Risk Framework covers all risks and these have been grouped into six major categories: credit, market, insurance, business and strategic, operational and liquidity risks. The Risk Framework sets out the key mandatory risk management processes in the areas of risk: appetite, identification, measurement, management, monitoring and reporting. The Risk Framework sets out both qualitative and quantitative measures and processes to control the risk the Company will bear in respect of each of these categories of risk and in aggregate.

Risk Culture and Philosophy

Our Risk Framework recognizes the importance of risk culture in the effective management of the Company’s risks. Our risk culture is supported by a strong tone from the top which emanates from the Board of Directors and cascades through the Board Committees, our CEO and executive officers, management and staff. A key premise of our risk management culture is that all employees have an important role to play in managing the Company’s risks. In order to support employees in fulfilling their role, we have taken action to ensure our risk protocols and procedures are well defined and embedded in our day-to-day business activities, assess that appropriate resources and training are provided, have established and communicated a common philosophy and a high bar for integrity and conduct, and encourage every employee to openly identify risk exposures and communicate escalating risk concerns.

The Risk Framework sets out the Company’s risk philosophy and includes the following core principles.

Strategic Alignment

Our corporate strategy and business objectives are required to be established within the boundaries and prescriptions set out in the Risk Framework and the Risk Appetite Policy. This requires us to consider whether a business activity intended to achieve the business and financial objectives will result in a risk profile that we are willing to accept and which we are prepared to manage. We have established a range of explicit risk appetite limits and control points for credit, market, insurance, operational and liquidity risks. Business and strategic risk is managed through our strategic and business planning process and controls over the implementation of these strategic and business plans. Risks associated with activities outside our risk appetite or outside the acceptable defined risks are avoided.

54 Sun Life Financial Inc. Annual Report 2015	Management’s Discussion and Analysis

Stakeholder Interests

Our Risk Appetite Policy considers the interests of a large number of key stakeholders, including policyholders, shareholders, debt-holders, employees, regulators, distributors, rating agencies and other capital markets participants. The Policy prescribes how to balance the needs, expectations, risk and reward perspectives, and investment horizons of these different stakeholders.

Effective risk management requires that objectives and incentives be aligned to ensure management’s decisions are consistent with the Company’s risk philosophy and risk appetite. To ensure this, the business plans and business strategies are independently tested to ensure that they operate within the boundaries and requirements set out in the Risk Framework and the Risk Appetite Policy, and the results of this testing are reported to the Board of Directors. Compensation programs for employees are approved by the Board of Directors and the Board Committees and are aligned with the Company’s risk philosophy, values, business and risk management strategies, and the long-term interests of stakeholders. In establishing annual performance objectives, we consider risk management goals to ensure that business decisions are consistent with the desired risk and return profile of the Company.

Capability Alignment

We seek out profitable risk-taking opportunities in those areas where we have established risk management skills and capabilities. Conversely, we endeavour to avoid or transfer risks that are beyond our risk-taking capability. Our ability to measure and evaluate risks, the quality of our risk governance and control environment, the depth and quality of our risk responses and the robustness of our pricing strategies are particularly important features of capabilities that we assess.

Portfolio Perspective

In evaluating a particular risk, consideration is given to a portfolio perspective of risk and return including the explicit recognition of the impacts of diversification and concentration and how different risks interact with each other. This perspective is extended to the development of risk mitigation and pricing strategies, recognizing that often the most cost-effective way of managing risk involves utilizing available relationships already inherent in our business.

Risk-Adjusted Returns

Financial return metrics used to assess a business activity are required to be risk-adjusted. The financial return metrics are developed in consideration of the constraints set out in the Risk Appetite Policy, and reflect the expected costs of mitigation and the cost of risk capital required to support the risk taking activity.

Risk Appetite and Risk Profile

Our Risk Appetite Policy defines the amount and type of risk we are willing to accept in pursuit of our business objectives, and is approved by the Board of Directors. It is forward-looking and our strategic plan, capital plan, business plan and business objectives are established within its boundaries.

The Company’s risk appetite seeks to balance the various needs, expectations, risk and reward perspectives and investment horizons of key stakeholders. In particular, our risk appetite supports the pursuit of shareholder value while ensuring that the Company’s ability to pay claims and fulfil long-term policyholder commitments is not compromised.

The Company’s risk appetite is the primary mechanism to communicate its risk philosophy and the boundaries of permissible risk-taking across the enterprise. It ensures that business activities are assessed against performance criteria that are appropriately risk-adjusted. Our risk appetite supports the objective of maintaining adequate capital, managing return on equity, managing earnings volatility, managing long-term profitability and managing liquidity. To accomplish this, our risk appetite prescribes a wide array of qualitative and quantitative standards that reflect the Company’s overall risk management principles and values.

We generally accept diversifiable risks and utilize risk pooling to create portfolios with relatively low liability volatility. We take risk where we have internal expertise such as actuarial, underwriting, claims management, investment and distribution or where reinsurance partners are able to supplement our internal expertise. We prefer risks where it is possible to diversify across various segments including products, geographies, distribution channels or asset classes in order to maximize diversification opportunities.

Our Risk Appetite Policy sets out specific constraints which define the aggregate level of risk that the Company is willing to accept. We translate our risk appetite constraints into specific risk limits by risk class and business segment. Our risk profile is measured, managed and monitored regularly to ensure that we operate within our risk appetite. Our risk appetite and risk limits are revised periodically to reflect the risks and opportunities inherent in our evolving business strategies and operating environment.

Governance Structure and Accountabilities

Our Risk Framework sets out lines of responsibility and authority for risk-taking, governance and control. These governance requirements are summarized below.

Board of Directors

Our Board of Directors is ultimately responsible for ensuring the oversight of all risks across the enterprise and has primary responsibility for taking action to ensure risk management policies, programs and practices are in place. By approving our Risk Framework and the Risk Appetite Policy, and providing ongoing oversight of the risk management programs, the Board of Directors monitors that the principal risks are appropriately identified and managed. The Board of Directors oversees business and strategic risk through review and approval of the business and strategic plans, and regularly discusses key themes, issues and risks emerging in connection with the design or implementation of these plans.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2015 55

The Board of Directors has delegated primary oversight of risk management to its Risk Review Committee, which is a standing committee of the Board of Directors. The primary function of the Risk Review Committee is to assist the Board of Directors with oversight of the management of risk enterprise-wide, and of the risk management function, and is responsible for actively monitoring and advising the Board on the Company’s overall risk profile, risk appetite, and risk management strategies and for overseeing the implementation of those strategies. The Committee promotes a balanced business and product model that seeks to achieve agreed upon risk-adjusted returns and allocate capital accordingly and which is aligned with the Company’s agreed risk appetite. The Committee oversees the development of risk management strategies and monitors that the risk profile is within the agreed risk appetite of the Company. The Committee oversees policies, practices, procedures and controls related to the capital structure, compliance with regulatory capital requirements, and recommends to the Board for approval, and monitors the annual Capital Plan. The Committee also oversees risk management activities of our subsidiaries and risk posed to the Company through its joint venture arrangements. It reviews and approves all risk management policies that are not otherwise assigned to other Board Committees and reviews compliance with those policies. In addition, where the Board has allocated oversight of specific risk management policies and programs to other Board committees, the Risk Review Committee is tasked with providing the Board with an integrated view of oversight of all risk management programs across all Board Committees.

The Board of Directors has delegated to the Governance, Nomination & Investment Committee responsibilities related to overseeing practices, procedures and controls related to the management of the general fund investment portfolio and monitoring of the Investment Plan. In addition, the Committee is also responsible for developing effective corporate governance guidelines and processes including policies and processes to sustain ethical behaviour, and developing processes to assess the effectiveness of the Board and its Committees.

The Audit & Conduct Review Committee is responsible for assisting the Board of Directors in reviewing the integrity of financial statements and related information provided to shareholders and others, compliance with financial regulatory requirements, review and approval of compliance policies, adequacy and effectiveness of the internal controls implemented and maintained by management, compliance with legal and regulatory requirements and the identification and management of compliance risk, and assessing the qualifications, independence and performance of the external auditor.

The Management Resources Committee is responsible for assisting the Board of Directors in ensuring we have the leadership resources for succession of senior executive positions and programs to effectively attract, retain, develop and reward executives for achieving our strategic objectives. In addition, the Management Resources Committee reviews the design, approval and governance of incentive programs to align business objectives and incentives, and to ensure that these incentive programs do not encourage excessive risk taking.

Senior Management Committees

The Executive Risk Committee is responsible for providing executive oversight of the Company’s risk management activities. This mandate includes executive oversight of the development and articulation of the Company’s risk appetite and risk limits, the processes in place to ensure identification of major risks facing the Company and the oversight of risk management strategies and programs to manage the risk profile within our risk appetite and overall objective of optimizing the risk and return of the Company.

The Investment & Credit Risk Committee is responsible for reviewing matters related to the management of the Company’s general funds’ assets which includes providing oversight and direction on the current and potential credit and investment risk exposures facing the Company and mitigating strategies to ensure that effective credit risk management practices and controls are in place.

The Corporate Asset Liability Management Committee is responsible for providing executive oversight and direction for the effective measurement, control and management of the market and liquidity risks in the design and operation of general fund investment strategies for efficiently discharging the Company’s general fund liabilities across a wide array of economic scenarios.

The Operational Risk & Compliance Committee is responsible for providing oversight and direction on the operational risk exposures facing the Company and to ensure that effective operational risk management practices and controls, including compliance programs, are in place.

The Product Oversight Committee is responsible for overseeing the risks associated with the design and pricing of products. This includes reviewing product risk management policies, material changes to pricing methodologies and review of product strategy in consideration of product profitability.

The Insurance Risk Committee is responsible for providing oversight and direction on insurance risk exposures facing the Company and to ensure that effective insurance risk management practices and controls are in place.

Accountabilities

Primary accountability for risk management is delegated by the Board of Directors to our CEO, and the CEO further delegates responsibilities throughout the Company through management authorities and responsibilities. The CEO delegates accountability for the various classes of risk management to our executive officers, who are accountable for ensuring the management of risk in the scope of their business accountability is in accordance with the Board-approved Risk Framework, Risk Appetite Policy and risk management policies.

We have adopted the three lines of defence model to provide a consistent, transparent and clearly documented allocation of accountability and segregation of functional responsibilities. This segregation of responsibility helps to establish a robust control framework that promotes transparent and independent challenge of all risk taking activities, and encourages that all functions engage in self-critical examination to foster continuous improvement of the management of risk in our business.

The first line of defence is represented by business segment management who own the risks that are intrinsic to the business and have the primary responsibility to identify, measure, manage, monitor and report these risks.

56 Sun Life Financial Inc. Annual Report 2015	Management’s Discussion and Analysis

The second line of defence includes the Chief Risk Officer (“CRO”) and various functional heads who are responsible for providing independent oversight of our Company-wide risk management programs. The CRO is responsible for developing our Risk Framework and Risk Appetite Policy, and for overseeing the development and implementation of risk management strategies aimed at optimizing the risk-return profile of the Company. The CRO is supported by a network of business segment risk officers. The functional heads support the CRO in the implementation and communication of our Risk Framework and Risk Appetite Policy.

The Internal Audit function is the third line of defence and is responsible for providing independent assurance to the Audit & Conduct Review Committee on whether all significant risks are identified and appropriately reported to the Board Committees and executive officers, and assessing whether these risks are effectively controlled. Additionally, the Risk Review Committee may engage third-party independent reviews to supplement the third line of defence review of the effectiveness of the Company’s risk management programs.

Risk Management Policies

In order to support the effective communication, implementation and governance of our Risk Framework, we have codified our processes and operational requirements in a comprehensive series of risk management policies and operating guidelines. These policies and guidelines promote the application of a consistent approach to managing risk exposures across our global business platform. The Board of Directors and Board Committees regularly review and approve any significant changes to the risk management policies and also regularly review management’s reporting and attestation on compliance to these policies.

Risk Management Process

The risk management process as set out in our Risk Framework is described below:

Risk Identification and Measurement

All business segments employ a common approach to identify and measure risks. Business segments have accountability for identifying and managing risks facing their business. We also have a process to identify and monitor emerging risks that may have a material impact on our finances, operations or reputation. We evaluate potential correlations between various risk events and categories, and monitor emerging risks, regulatory and rating agency requirements, and industry developments.

Risk measurement involves determining and evaluating potential risk exposures, and includes a number of techniques such as monitoring key risk indicators, assessing probability and severity of risks, and conducting stress testing including sensitivity and scenario analysis.

A robust stress testing program is an essential component of the Company’s Risk Framework to measure, monitor and mitigate the Company’s risk exposures and ensure ongoing capital adequacy under plausible stress events. We perform stress testing on earnings, regulatory capital ratios and liquidity which is used to set the Company’s risk appetite and evaluate risk exposures versus limits and enables us to identify and monitor potential vulnerabilities to key risk drivers and ensure that the Company is operating within its risk appetite.

We develop and test a range of scenarios based on our internal assessment and regulatory guidance. Sensitivity testing is conducted on a regular basis and measures the earnings and MCCSR impact from changes in an underlying risk factor, assuming that there are no changes to any of the other risk factors. Sensitivity testing is performed for individual risks and for consolidated risk exposures at different levels of stress and at various levels of aggregation. Scenario testing involves changes to a number of risk factors to assess the impact of and interaction between these risk factors. These scenarios include integrated scenario testing, reverse scenario testing and key assumption sensitivity testing. We also use the DCAT process, as required by our regulator, to project income and capital for a five-year period under plausible adverse scenarios.

Risk Management, Monitoring and Reporting

Risk management decisions are formed by evaluating how well the outcomes of the risk measurements and risk assessments for a business activity conform to our risk appetite, including an assessment of risk-adjusted return.

Monitoring processes include oversight by the Board of Directors, which is exercised through Board Committees and senior management committees described in the section of this MD&A under the heading Governance Structure and Accountabilities.

At least on a quarterly basis, the senior management committees, Board Committees and the Board of Directors review reports that summarize the risk profile, including the exposures across our principal risks including any changes in risk trends and emerging risks. These committees also review the effectiveness of the mitigation strategies presented in the reports. On a regular basis, the Board of Directors and the Board Committees review and approve any significant changes to key policies for the management of risk and review compliance with these policies.

Risk Categories

The shaded text and tables in the following section of this MD&A represent our disclosure on credit, market and liquidity risks in accordance with IFRS 7 Financial Instruments – Disclosures and includes a discussion on how we measure risk and our objectives, policies and methodologies for managing these risks. The shaded text and tables represent an integral part of our audited annual Consolidated Financial Statements for the year ended December 31, 2015. The shading in this section does not imply that these disclosures are of any greater importance than non-shaded tables and text, and the Risk Management disclosure should be read in its entirety. This information should be considered carefully together with other information in this MD&A and in our 2015 AIF, our 2015 Consolidated Financial Statements and other reports and materials that we file with securities regulators.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2015 57

In this section, segregated funds include segregated fund guarantees, variable annuities and investment products, and includes Run-off reinsurance in our Corporate business segment.

Our Risk Framework has grouped all risks into six major risk categories: credit, market, insurance, business and strategic, operational and liquidity risks.

Credit Risk

Risk Description

Credit risk is the possibility of loss from amounts owed by our borrowers or financial counterparties. We are subject to credit risk in connection with issuers of securities held in our investment portfolio, debtors, structured securities, reinsurers, counterparties (including derivative, repurchase agreement and securities lending counterparties), other financial institutions and other entities. Losses may occur when a counterparty fails to make timely payments pursuant to the terms of the underlying contractual arrangement or when the counterparty’s credit rating or risk profile otherwise deteriorates. Credit risk can also arise in connection with deterioration in the value of, or ability to, realize on any underlying security that may be used as collateral for the debt obligation. Credit risk can occur at multiple levels, as a result of broad economic conditions, challenges within specific sectors of the economy, or from issues affecting individual companies. Events that result in defaults, impairments or downgrades of the securities in our investment portfolio would cause the Company to record realized or unrealized losses and increase our provisions for asset default, adversely impacting earnings.

Credit Risk Management Governance and Control

We employ a wide range of credit risk management practices and controls, as outlined below:

• Credit risk governance practices are in place, including independent monitoring and review and reporting to senior management and the Risk Review Committee.
• Risk appetite limits have been established for credit risk.
• Income and regulatory capital sensitivities are monitored, managed and reported against pre-established risk limits.
• Comprehensive Investment and Credit Risk Management Policy, guidelines and practices are in place.
• Specific investment diversification requirements are in place, such as defined investment limits for asset class, geography, and industry.
• Risk-based credit portfolio, counterparty, and sector exposure limits have been established.
• Mandatory use of credit quality ratings for portfolio investments has been established and is reviewed regularly.
• Internal rating decisions for new fixed income investments and ongoing review of existing rating decisions are independently adjudicated by corporate risk management.
• Comprehensive due diligence processes and ongoing credit analyses are conducted.
• Regulatory solvency requirements include risk-based capital requirements and are monitored regularly.
• Comprehensive compliance monitoring practices and procedures including reporting against pre-established investment limits are in place.
• Reinsurance exposures are monitored to ensure that no single reinsurer represents an undue level of credit risk.
• Stress-testing techniques, such as DCAT, are used to measure the effects of large and sustained adverse credit developments.
• Insurance contract liabilities are established in accordance with Canadian actuarial standards of practice.

•   Internal capital targets are established at an enterprise level to cover all risks and are above regulatory supervisory and minimum targets. Actual capital levels are monitored to ensure they exceed internal targets.

Our core principles of credit risk management include asset diversification, fundamental research and analysis of cash flows, proactive and continuous risk monitoring, active management and relative value assessment, all with the objective of optimizing risk-adjusted returns, with due consideration for the impacts of capital and taxation.

We rate fixed income investments primarily through the use of internally developed scorecards which combine probability of default and loss given default to arrive at a credit risk rating. This rating is expressed using a 22-point scale that is generally consistent with those used by external rating agencies, and is based on detailed examination of the borrower’s or issuer’s credit quality and the characteristics of the specific instrument. The probability of default assessment is based on borrower-level or issuer-level analysis, which encompasses an assessment of industry risk, business strategy, competitiveness, strength of management and other financial information. The loss given default assessment is based on instrument-level analysis, which considers the impact of guarantees, covenants, liquidity and other structural features. These scorecards provide input to stochastic value-at-risk models and are used to stress test the portfolio, which provide insight into the distribution and characteristics of credit risk on our portfolios. In accordance with our policies and under normal circumstances, our ratings cannot be higher than the highest rating provided by certain Nationally Recognized Statistical Rating Organizations (“NRSROs”). Certain assets, including those in our sovereign debt and asset-backed securities portfolios, are assigned a rating based on ratings provided by NRSROs using a priority sequence order of Standard & Poor’s, Moody’s, Fitch and DBRS Limited.

Additional information on credit risk can be found in Note 6 to our 2015 Annual Consolidated Financial Statements and in the Risk Factors section in our AIF.

Market Risk

Risk Description

We are exposed to financial and capital market risks – the risk that the fair value or future cash flows of an insurance contract or financial instrument will fluctuate because of changes or volatility in market prices. Market risk includes equity market, interest rate and spread, real estate and foreign currency risks.

58 Sun Life Financial Inc. Annual Report 2015	Management’s Discussion and Analysis

Market Risk Management Governance and Control

We employ a wide range of market risk management practices and controls, as outlined below:

• Market risk governance practices are in place, including independent monitoring and review and reporting to senior management and the Risk Review Committee.
• Risk appetite limits have been established for equity market, interest rate, real estate and foreign currency risks.
• Income and regulatory capital sensitivities are monitored, managed and reported against pre-established risk limits.
• Comprehensive Asset Liability Management and hedging policies, programs and practices are in place.
• Regulatory solvency requirements include risk-based capital requirements and are monitored regularly.
• Product Design and Pricing Policy requires a detailed risk assessment and pricing provisions for material risks.
• Stress-testing techniques, such as DCAT, are used to measure the effects of large and sustained adverse market movements.
• Insurance contract liabilities are established in accordance with Canadian actuarial standards of practice.

•     Internal capital targets are established at an enterprise level to cover all risks and are above regulatory supervisory and minimum targets. Actual capital levels are monitored to ensure they exceed internal targets.

Specific market risks and our risk management strategies are discussed below in further detail.

Equity Market Risk

Equity market risk is the potential for financial loss arising from declines or volatility in equity market prices. We are exposed to equity risk from a number of sources. A portion of our exposure to equity market risk arises in connection with benefit guarantees on segregated fund contracts. These benefit guarantees may be triggered upon death, maturity, withdrawal or annuitization. The cost of providing for these guarantees is uncertain, and will depend upon a number of factors including general capital market conditions, underlying fund performance, policyholder behaviour, and mortality experience, which may result in negative impacts on our net income and capital.

We generate revenue from fee income in our asset management businesses and from certain insurance and annuity contracts where fees are levied on account balances that are affected directly by equity market levels. Accordingly, we have further exposure to equity risk as adverse fluctuations in the market value of such assets will result in corresponding adverse impacts on our revenue and net income. In addition, declining and volatile equity markets may have a negative impact on sales and redemptions (surrenders) in these businesses, and this may result in further adverse impacts on our net income and financial position.

We also have direct exposure to equity markets from the investments supporting general account liabilities, surplus, and employee benefit plans. These exposures fall within our risk-taking philosophy and appetite, and are therefore generally not hedged.

Interest Rate and Spread Risk

Interest rate and spread risk is the potential for financial loss arising from changes or volatility in interest rates or spreads when the asset cash flows and the policy obligations they support are mismatched, as this may result in the need to either sell assets to meet policy payments and expenses or reinvest excess asset cash flows in unfavourable interest rate or spread environments. The impact of changes or volatility in interest rates or spreads is reflected in the valuation of our financial assets and liabilities for insurance contracts in respect of insurance and annuity products.

Our primary exposure to interest rate and spread risk arises from certain general account products and segregated fund contracts which contain explicit or implicit investment guarantees in the form of minimum crediting rates, guaranteed premium rates, settlement options and benefit guarantees. If investment returns fall below guaranteed levels, we may be required to increase liabilities or capital in respect of these contracts. The guarantees attached to these products may be applicable to both past premiums collected and future premiums we have not received. Segregated fund contracts provide benefit guarantees that are linked to underlying fund performance and may be triggered upon death, maturity, withdrawal or annuitization. These products are included in our asset-liability management program and the residual interest rate exposure is managed within our risk appetite limits.

Declines in interest rates or narrowing spreads can result in compression of the net spread between interest earned on investments and interest credited to policyholders. Declines in interest rates or narrowing spreads may also result in increased asset calls, mortgage prepayments and net reinvestment of positive cash flows at lower yields, and therefore adversely impact our profitability and financial position. Negative interest rates may additionally result in losses on our cash deposits and negative returns on our fixed income assets impacting our profitability. In contrast, increases in interest rates or a widening of spreads may have a material impact on the value of fixed income assets, resulting in depressed market values, and may lead to losses in the event of the liquidation of assets prior to maturity.

Significant changes or volatility in interest rates or spreads could have a negative impact on sales of certain insurance and annuity products, and adversely impact the expected pattern of redemptions (surrenders) on existing policies. Increases in interest rates or widening spreads may increase the risk that policyholders will surrender their contracts, potentially forcing us to liquidate assets at a loss and accelerate recognition of certain acquisition expenses. While we have established hedging programs in place and our insurance and annuity products often contain surrender mitigation features, these may not be sufficient to fully offset the adverse impact of the underlying losses.

We also have direct exposure to interest rates and spreads from investments supporting other general account liabilities, surplus and employee benefit plans. Lower interest rates or a narrowing of spreads will result in reduced investment income on new fixed income asset purchases. Conversely, higher interest rates or wider spreads will reduce the value of our existing assets. These exposures fall within our risk-taking philosophy and appetite and are therefore generally not hedged.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2015 59

A sustained low interest rate environment may adversely impact our earnings, regulatory capital requirements and our ability to implement our business strategy and plans in several ways, including:

• Lower sales of certain protection and wealth products, which can in turn pressure our operating expense levels;
• Shifts in the expected pattern of redemptions (surrenders) on existing policies;
• Higher hedging costs;
• Higher new business strain reflecting lower new business profitability;
• Reduced return on new fixed income asset purchases;
• The impact of changes in actuarial assumptions driven by capital market movements;
• Impairment of goodwill; and
• Additional valuation allowances against our deferred tax assets.

Market Risk Sensitivities

We utilize a variety of methods and measures to quantify our market risk exposures. These include duration management, key rate duration techniques, convexity measures, cash flow gap analysis, scenario testing, and sensitivity testing of earnings and regulatory capital ratios versus risk appetite limits which are calibrated to our risk appetite.

Our earnings are affected by the determination of policyholder obligations under our annuity and insurance contracts. These amounts are determined using internal valuation models and are recorded in our Annual Consolidated Financial Statements, primarily as Insurance contract liabilities. The determination of these obligations requires management to make assumptions about the future level of equity market performance, interest rates, credit and swap spreads and other factors over the life of our products. Differences between our actual experience and our best estimate assumptions are reflected in our Annual Consolidated Financial Statements. Refer to the section of this MD&A under the heading Additional Cautionary Language and Key Assumptions Related to Sensitivities for important additional information regarding these estimates.

The market value of our investments in fixed income and equity securities fluctuates based on movements in interest rates and equity markets. The market value of fixed income assets designated as AFS that are held primarily in our surplus segment increases (decreases) with declining (rising) interest rates. The market value of equities designated as AFS and held primarily in our surplus segment increases (decreases) with rising (declining) equity markets. Changes in the market value of AFS assets flow through OCI and are only recognized in net income when realized upon sale, or when considered impaired. The amount of realized gains (losses) recorded in net income in any period is equal to the unrealized gains (losses) or OCI position at the start of the period plus the change in market value during the current period up to the point of sale for those securities that were sold during the period. The sale or impairment of AFS assets held in surplus can therefore have the effect of modifying our net income sensitivity.

We realized $39 million (pre-tax) in net gains on the sale of AFS assets during the fourth quarter of 2015 and $228 million (pre-tax) in 2015 ($49 million pre-tax in the fourth quarter of 2014 and $202 million pre-tax in 2014). The net unrealized gains or OCI position on AFS fixed income and equity assets were $53 million and $197 million, respectively, after-tax as at December 31, 2015 ($340 million and $208 million, respectively, after-tax as at December 31, 2014).

60 Sun Life Financial Inc. Annual Report 2015	Management’s Discussion and Analysis

The following table sets out the estimated immediate impact on, or sensitivity of our net income, our OCI, and Sun Life Assurance’s MCCSR ratio to certain instantaneous changes in interest rates and equity market prices as at December 31, 2015 and December 31, 2014.

Interest Rate and Equity Market Sensitivities As at December 31, 2015(1) ($ millions, unless otherwise noted)
Interest rate sensitivity(2)(6)	100 basis point decrease	50 basis point decrease	50 basis point increase	100 basis point increase
Potential impact on net income(3)(6)	$(300)	$(100)	$50	$50
Potential impact on OCI	$500	$250	$(250)	$(500)
Potential impact on MCCSR(4)	10% points decrease	4% points decrease	4% points increase	7% points increase
Equity markets sensitivity(5)	25% decrease	10% decrease	10% increase	25% increase
Potential impact on net income(3)	$(350)	$(100)	$100	$300
Potential impact on OCI	$(150)	$(50)	$50	$150
Potential impact on MCCSR(4)	4% points decrease	1% points decrease	2% points increase	4% points increase

As at December 31, 2014(1)
($ millions, unless otherwise noted)
Interest rate sensitivity(2)(6)	100 basis point decrease	50 basis point decrease	50 basis point increase	100 basis point increase
Potential impact on net income(3)(6)	$(400)	$(100)	$50	$100
Potential impact on OCI	$500	$250	$(250)	$(500)
Potential impact on MCCSR(4)	12% points decrease	5% points decrease	4% points increase	8% points increase
Equity markets sensitivity(5)	25% decrease	10% decrease	10% increase	25% increase
Potential impact on net income(3)	$(250)	$(50)	$50	$150
Potential impact on OCI	$(150)	$(50)	$50	$150
Potential impact on MCCSR(4)	5% points decrease	1% points decrease	1% points increase	1% points increase
(1)	Net income and OCI sensitivities have been rounded to the nearest $50 million. The sensitivities exclude the market impacts on the income from our joint ventures and associates, which we account for on an equity basis.
(2)	Interest rate sensitivities assume a parallel shift in assumed interest rates across the entire yield curve as at December 31, 2015 and December 31, 2014. Variations in realized yields based on factors such as different terms to maturity and geographies may result in realized sensitivities being significantly different from those illustrated above. Sensitivities include the impact of re-balancing interest rate hedges for dynamic hedging programs at 10 basis point intervals (for 50 basis point changes in interest rates) and at 20 basis point intervals (for 100 basis point changes in interest rates).
(3)	The market risk sensitivities include the estimated mitigation impact of our hedging programs in effect as at December 31, 2015 and December 31, 2014, and include new business added and product changes implemented prior to such dates.
(4)	The MCCSR sensitivities illustrate the impact on Sun Life Assurance as at December 31, 2015 and December 31, 2014. This excludes the impact on assets and liabilities that are in SLF Inc. but not included in Sun Life Assurance. MCCSR sensitivities as at December 31, 2014 reflect the impact of International Accounting Standard 19 Employee Benefits and its phase-in impact on available capital.

(5)	Represents the respective change across all equity markets as at December 31, 2015 and December 31, 2014. Assumes that actual equity exposures consistently and precisely track the broader equity markets. Since in actual practice equity-related exposures generally differ from broad market indices (due to the impact of active management, basis risk and other factors), realized sensitivities may differ significantly from those illustrated above. Sensitivities include the impact of re-balancing equity hedges for dynamic hedging programs at 2% intervals (for 10% changes in equity markets) and at 5% intervals (for 25% changes in equity markets).
(6)	The majority of interest rate sensitivity, after hedging, is attributed to individual insurance products. We also have interest rate sensitivity, after hedging, from our fixed annuity and segregated funds products.

Our net income sensitivities to interest rates and equity markets have changed since December 31, 2014. This is primarily as a result of changes in measurement of sensitivities related to assumption changes and management actions.

The above sensitivities were determined using a 50 basis point change in interest rates and a 10% change in our equity markets because we believe that these market shocks were reasonably possible as at December 31, 2015. We have also disclosed the impact of a 100 basis point change in interest rates and a 25% change in equity markets to illustrate that significant changes in interest rates and equity market levels may result in other than proportionate impacts on our sensitivities at more significant market movements.

Credit Spread and Swap Spread Sensitivities

We have estimated the immediate impact or sensitivity of our shareholder net income attributable to certain instantaneous changes in credit and swap spreads. The credit spread sensitivities reflect the impact of changes in credit spreads on our asset and liability valuations (including non-sovereign fixed income assets, provincial governments, corporate bonds and other fixed income assets). The swap spread sensitivities reflect the impact of changes in swap spreads on swap-based derivative positions and liability valuations.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2015 61

Credit Spread Sensitivities ($ millions, after-tax)
Net income sensitivity(1)(2)	50 basis point decrease	50 basis point increase
December 31, 2015	$ (100)	$ 75
December 31, 2014	$ (100)	$ 125

(1)   Sensitivities have been rounded to the nearest $25 million.

(2)   In most instances, credit spreads are assumed to revert to long-term insurance contract liability assumptions generally over a five-year period.

Swap Spread Sensitivities ($ millions, after-tax)
Net income sensitivity(1)	20 basis point decrease	20 basis point increase
December 31, 2015	$ 50	$ (50)
December 31, 2014	$ 75	$ (75)
(1) Sensitivities have been rounded to the nearest $25 million.

The credit and swap spread sensitivities assume a parallel shift in the indicated spreads across the entire term structure. Variations in realized spread changes based on different terms to maturity, geographies, asset classes and derivative types, underlying interest rate movements, and ratings may result in realized sensitivities being significantly different from those provided above. The credit spread sensitivity estimates exclude any credit spread impact that may arise in connection with asset positions held in segregated funds. Spread sensitivities are provided for the consolidated entity and may not be proportional across all reporting segments. Refer to the section of this MD&A under the heading Additional Cautionary Language and Key Assumptions Related to Sensitivities for important additional information regarding these estimates.

Market Risk Management Strategies

Market risk is managed at all stages during the product life cycle including product design and development, ongoing review and positioning of our suite of products, and ongoing asset-liability management and hedge re-balancing.

We have implemented asset-liability management and hedging programs involving regular monitoring and adjustment of market risk exposures using assets, derivative instruments and repurchase agreements to maintain market risk exposures within our risk appetite. The general availability and cost of these hedging instruments may be adversely impacted by a number of factors including changes in market levels and volatility, and changes in the general market and regulatory environment within which these hedging programs operate. In addition, these programs may themselves expose us to other risks.

Our market risk management strategies are developed based on policies and operating guidelines at the enterprise level, business segment level and product level. Liabilities having a similar risk profile are grouped together and a customized investment and hedging strategy is developed and implemented to optimize return within our risk appetite limits.

In general, market risk exposure is mitigated by the assets supporting our products. This includes holdings of fixed income assets such as bonds and mortgages. Derivative instruments may supplement these assets to reduce the risk from cash flow mismatches and mitigate the market risk associated with liability features and optionality. The following table sets out the use of derivatives across a number of our products as at December 31, 2015.

Asset-Liability Management Applications for Derivative Usage

The primary uses of derivatives are set out in the table below.

Products/Application	Uses of Derivative	Derivatives Used
General asset-liability management – interest rate risk exposure for most insurance and annuity products	To manage the sensitivity of the duration gap between assets and liabilities to interest rate changes	Interest rate swaps, swaptions, floors and bond futures
Guarantees on insurance and annuity contracts – minimum interest rate guarantees, guaranteed surrender values and guaranteed annuitization options	To limit potential financial losses from significant reductions in asset earned rates relative to contract guarantees	Swaptions, floors, interest rate swaps, futures on interest rates and spread locks on interest rates
Segregated fund guarantees	To manage the exposure of product guarantees sensitive to movement in equity market and interest rate levels	Put and call options on equity indices, futures on equity indices, government debt securities, interest rate swaps and futures, and foreign exchange forwards
Currency exposure in relation to asset-liability management	To reduce the sensitivity to currency fluctuations by matching the value and cash flows of specific assets denominated in one currency with the value and cash flows of the corresponding liabilities denominated in another currency	Currency swaps and forwards
Credit exposure	To replicate credit exposures and enhance investment returns	Credit default swaps

62 Sun Life Financial Inc. Annual Report 2015	Management’s Discussion and Analysis

General Account Insurance and Annuity Products

Most of our expected sensitivity to changes in interest rates and about two-thirds of our expected sensitivity to changes in equity markets are derived from our general account insurance and annuity products. We have implemented market risk management strategies to mitigate a portion of the market risk related to our general account insurance and annuity products.

Individual insurance products include universal life and other long-term life and health insurance products. Major sources of market risk exposure for individual insurance products include the reinvestment risk related to future premiums on regular premium policies, asset reinvestment risk on both regular premium and single premium policies and the guaranteed cost of insurance. Interest rate risk for individual insurance products is typically managed on a duration basis, within tolerance ranges set out in the applicable investment policy or guidelines. Targets and limits are established so that the level of residual exposure is commensurate with our risk appetite. Exposures are monitored frequently, and assets are re-balanced as necessary to maintain compliance within policy limits using a combination of assets and derivative instruments. A portion of the longer-term cash flows are backed with equities and real estate.

For participating insurance products and other insurance products with adjustability features, the investment strategy objective is to provide a total rate of return given a constant risk profile over the long term.

Fixed annuity products generally provide the policyholder with a guaranteed investment return or crediting rate. Interest rate risk for these products is typically managed on a duration basis, within tolerance ranges set out in the applicable investment guidelines. Targets and limits are established such that the level of residual exposure is commensurate with our risk appetite. Exposures are monitored frequently, and are re-balanced as necessary to maintain compliance within prescribed tolerances using a combination of fixed income assets and derivative instruments.

Certain insurance and annuity products contain minimum interest rate guarantees. Market risk management strategies are implemented to limit potential financial loss due to reductions in asset earned rates relative to contract guarantees. These typically involve the use of hedging strategies utilizing interest rate derivatives such as interest rate floors, swaps and swaptions.

Certain insurance and annuity products contain features which allow the policyholders to surrender their policy at book value. Market risk management strategies are implemented to limit the potential financial loss due to changes in interest rate levels and policyholder behaviour. These typically involve the use of hedging strategies such as dynamic option replication and the purchase of interest rate swaptions.

Certain products have guaranteed minimum annuitization rates. Market risk management strategies are implemented to limit the potential financial loss and typically involve the use of fixed income assets, interest rate swaps and swaptions.

Segregated Fund Guarantees

Approximately one-third of our equity market sensitivity and a small amount of interest rate risk sensitivity as at December 31, 2015 are derived from segregated fund products. These products provide benefit guarantees, which are linked to underlying fund performance and may be triggered upon death, maturity, withdrawal or annuitization. The cost of providing these guarantees is uncertain and depends upon a number of factors including general capital market conditions, our hedging strategies, policyholder behaviour and mortality experience, each of which may result in negative impacts on net income and capital.

The following table provides information with respect to the guarantees provided for our segregated fund products.

Segregated Fund Risk Exposures ($ millions)

	December 31, 2015
	Fund value	Amount at Risk(1)	Value of guarantees(2)	Insurance contract liabilities(3)
SLF Canada	12,304	424	11,109	575
SLF U.S.	5,400	509	5,789	275
Run-off reinsurance(4)	2,950	569	2,129	570
Total	20,654	1,502	19,027	1,420

	December 31, 2014
	Fund value	Amount at Risk(1)	Value of guarantees(2)	Insurance contract liabilities(3)
SLF Canada	13,039	217	11,202	273
SLF U.S.	5,194	259	5,236	96
Run-off reinsurance(4)	2,800	501	1,999	526
Total	21,033	977	18,437	895
(1)	The Amount at Risk represents the excess of the value of the guarantees over fund values on all policies where the value of the guarantees exceeds the fund value. The Amount at Risk is not currently payable as the guarantees are only payable upon death, maturity, withdrawal or annuitization if fund values remain below guaranteed values.
(2)	For guaranteed lifetime withdrawal benefits, the value of guarantees is calculated as the present value of the maximum future withdrawals assuming market conditions remain unchanged from current levels. For all other benefits, the value of guarantees is determined assuming 100% of the claims are made at the valuation date.
(3)	The insurance contract liabilities represent management’s provision for future costs associated with these guarantees and include a provision for adverse deviation in accordance with Canadian actuarial standards of practice.
(4)	The Run-off reinsurance business includes risks assumed through reinsurance of variable annuity products issued by various North American insurance companies between 1997 and 2001. This line of business is part of a closed block of reinsurance, which is included in the Corporate segment.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2015 63

The movement of the items in the table above from December 31, 2014 to December 31, 2015 was primarily as a result of the following factors:

(i)	the total fund values decreased due to the natural run-off of the block net of new sales and unfavourable equity market movements, partially offset by the weakening of the Canadian dollar against the U.S. dollar;
(ii)	the amount at risk increased primarily due to unfavourable equity market movements and the weakening of the Canadian dollar;
(iii)	the total value of guarantees increased due to the weakening of the Canadian dollar, partially offset by the natural run-off of the block net of new sales; and
(iv)	the total insurance contract liabilities increased due to lower interest rates, unfavourable equity movements and the weakening of the Canadian dollar.

Segregated Fund Hedging

Our hedging programs use derivative instruments to mitigate the interest and equity related exposure of our segregated fund contracts. As at December 31, 2015, over 90% of our segregated fund contracts, as measured by associated fund values, were included in a hedging program. While a large percentage of contracts are included in the hedging program, not all of our market risk exposure related to these contracts is hedged. For those segregated fund contracts included in the hedging program, we generally hedge the value of expected future net claims costs and associated margins.

The following table illustrates the impact of our hedging program related to our sensitivity to a 50 basis point and 100 basis point decrease in interest rates and a 10% and 25% decrease in equity markets for segregated fund contracts as at December 31, 2015 and December 31, 2014.

Impact of Segregated Fund Hedging ($ millions)

December 31, 2015

	Changes in interest rates(3)		Changes in equity markets(4)
Net income sensitivity(1)(2)	50 basis point decrease	100 basis point decrease	10% decrease	25% decrease
Before hedging	(200)	(450)	(200)	(600)
Hedging impact	200	500	150	500
Net of hedging	–	50	(50)	(100)

December 31, 2014

	Changes in interest rates(3)		Changes in equity markets(4)
Net income sensitivity(1)(2)	50 basis point decrease	100 basis point decrease	10% decrease	25% decrease
Before hedging	(200)	(400)	(150)	(500)
Hedging impact	200	400	150	400
Net of hedging	–	–	–	(100)
(1)	Net income sensitivities have been rounded to the nearest $50 million.
(2)	Since the fair value of benefits being hedged will generally differ from the financial statement value (due to different valuation methods and the inclusion of valuation margins in respect of financial statement values), this will result in residual volatility to interest rate and equity market shocks in reported income and capital. The general availability and cost of these hedging instruments may be adversely impacted by a number of factors, including volatile and declining equity and interest rate market conditions.
(3)	Represents a parallel shift in assumed interest rates across the entire yield curve as at December 31, 2015 and December 31, 2014. Variations in realized yields based on factors such as different terms to maturity and geographies may result in realized sensitivities being significantly different from those illustrated above. Sensitivities include the impact of re-balancing interest rate hedges for dynamic hedging programs at 10 basis point intervals (for 50 basis point changes in interest rates) and at 20 basis point intervals (for 100 basis point changes in interest rates).
(4)	Represents the change across all equity markets as at December 31, 2015 and December 31, 2014. Assumes that actual equity exposures consistently and precisely track the broader equity markets. Since in actual practice, equity-related exposures generally differ from broad market indices (due to the impact of active management, basis risk and other factors), realized sensitivities may differ significantly from those illustrated above. Sensitivities include the impact of re-balancing equity hedges for dynamic hedging programs at 2% intervals (for 10% changes in equity markets) and at 5% intervals (for 25% changes in equity markets).

Our hedging strategy is applied both at the line of business or product level and at the Company level using a combination of longer-dated put options and dynamic hedging techniques (i.e., frequent re-balancing of short-dated interest rate and equity derivative contracts). We actively monitor our overall market exposure and may implement tactical hedge overlay strategies (primarily in the form of futures contracts) in order to align expected earnings sensitivities with risk management objectives.

Real Estate Risk

Real estate risk is the potential for financial loss arising from fluctuations in the value of, or future cash flows from, our investments in real estate. We are exposed to real estate risk arising from fluctuations in the value of, or future cash flows on, real estate classified as investment properties. We may experience financial losses resulting from the direct ownership of real estate investments or indirectly through fixed income investments secured by real estate property, leasehold interests, ground rents, and purchase and leaseback transactions. Real estate price risk may arise from external market conditions, inadequate property analysis, inadequate insurance coverage, inappropriate real estate appraisals or from environmental risk exposures. We hold direct real estate investments that support general account liabilities and surplus, and fluctuations in value will impact our profitability and financial position. A material and sustained increase in interest rates may lead to deterioration in North American real estate values. An instantaneous 10% decrease in the value of our direct real estate investments as at December 31, 2015 would decrease net income by approximately $175 million ($150 million decrease as at December 31, 2014). Conversely, an instantaneous 10% increase in the value of our direct real estate investments as at December 31, 2015 would increase net income by approximately $175 million ($150 million increase as at December 31, 2014).

64 Sun Life Financial Inc. Annual Report 2015	Management’s Discussion and Analysis

Foreign Currency Risk

Foreign currency risk is the result of mismatches in the currency of our assets and liabilities (inclusive of capital), and cash flows. This risk may arise from a variety of sources such as foreign currency transactions and services, foreign exchange hedging, investments denominated in foreign currencies, investments in foreign subsidiaries and net income from foreign operations. Changes or volatility in foreign exchange rates could adversely affect our financial condition and results of operations.

As an international provider of financial services, we operate in a number of countries, with revenues and expenses denominated in several local currencies. In each country in which we operate, we generally maintain the currency profile of assets to match the currency of aggregate liabilities and required surplus. This approach provides an operational hedge against disruptions in local operations caused by currency fluctuations. Foreign exchange derivative contracts such as currency swaps and forwards are used as a risk management tool to manage the currency exposure in accordance with our asset-liability management policy. As at December 31, 2015 and December 31, 2014, the Company did not have a material foreign currency risk exposure on a functional currency basis.

Changes in exchange rates can, however, affect our net income and surplus when financial results in functional currencies are translated into Canadian dollars. Net income earned outside of Canada is generally not currency hedged and a weakening in the local currency of our foreign operations relative to the Canadian dollar can have a negative impact on our net income reported in Canadian currency. A strengthening in the local currency of our foreign operations relative to the Canadian dollar would have the opposite effect. Regulatory capital ratios could also be impacted by changes in exchange rates to the extent that changes in available capital and required capital do not offset.

Additional Cautionary Language and Key Assumptions Related to Sensitivities

Our market risk sensitivities are measures of our estimated change in net income and OCI for changes in interest rates and equity market price levels described above, based on interest rates, equity market prices and business mix in place as at the respective calculation dates. These sensitivities are calculated independently for each risk factor, generally assuming that all other risk variables stay constant. The sensitivities do not take into account indirect effects such as potential impacts on goodwill impairment or valuation allowances on deferred tax assets. The sensitivities are provided for the consolidated entity and may not be proportional across all reporting segments. Actual results can differ materially from these estimates for a variety of reasons, including differences in the pattern or distribution of the market shocks, the interaction between these risk factors, model error, or changes in other assumptions such as business mix, effective tax rates, policyholder behaviour, currency exchange rates and other market variables relative to those underlying the calculation of these sensitivities. The extent to which actual results may differ from the indicative ranges will generally increase with larger capital market movements. Our sensitivities as at December 31, 2014 have been included for comparative purposes only.

We have also provided measures of our net income sensitivity to instantaneous changes in credit spreads, swap spreads, real estate price levels and capital sensitivities to changes in interest rates and equity price levels. The real estate sensitivities are non-IFRS financial measures. For additional information, see Use of Non-IFRS Financial Measures. The cautionary language which appears in this section is also applicable to the credit spread, swap spread, real estate and MCCSR ratio sensitivities. In particular, these sensitivities are based on interest rates, credit and swap spreads, equity market and real estate price levels as at the respective calculation dates and assume that all other risk variables remain constant. Changes in interest rates, credit and swap spreads, equity market and real estate prices in excess of the ranges illustrated may result in other-than-proportionate impacts.

As these market risk sensitivities reflect an instantaneous impact on net income, OCI and Sun Life Assurance’s MCCSR ratio, they do not include impacts over time such as the effect on fee income in our asset management businesses.

The sensitivities reflect the composition of our assets and liabilities as at December 31, 2015 and December 31, 2014, respectively. Changes in these positions due to new sales or maturities, asset purchases/sales or other management actions could result in material changes to these reported sensitivities. In particular, these sensitivities reflect the expected impact of hedging activities based on the hedge programs in place as at the December 31 calculation dates. The actual impact of these hedging activities can differ materially from that assumed in the determination of these indicative sensitivities due to ongoing hedge re-balancing activities, changes in the scale or scope of hedging activities, changes in the cost or general availability of hedging instruments, basis risk (i.e., the risk that hedges do not exactly replicate the underlying portfolio experience), model risk and other operational risks in the ongoing management of the hedge programs or the potential failure of hedge counterparties to perform in accordance with expectations.

The sensitivities are based on methods and assumptions in effect as at December 31, 2015 and December 31, 2014, as applicable. Changes in the regulatory environment, accounting or actuarial valuation methods, models, or assumptions after those dates could result in material changes to these reported sensitivities. Changes in interest rates and equity market prices in excess of the ranges illustrated may result in other than proportionate impacts.

Our hedging programs may themselves expose us to other risks, including basis risk (i.e., the risk that hedges do not exactly replicate the underlying portfolio experience), derivative counterparty credit risk, and increased levels of liquidity risk, model risk and other operational risks. These factors may adversely impact the net effectiveness, costs, and financial viability of maintaining these hedging programs and therefore adversely impact our profitability and financial position. While our hedging programs are intended to mitigate these effects (e.g., hedge counterparty credit risk is managed by maintaining broad diversification, dealing primarily with highly rated counterparties, and transacting through ISDA agreements that generally include applicable credit support annexes), residual risk, potential reported earnings and capital volatility remain.

For the reasons outlined above, our sensitivities should only be viewed as directional estimates of the underlying sensitivities of each factor under these specialized assumptions, and should not be viewed as predictors of our future net income, OCI, and capital sensitivities. Given the nature of these calculations, we cannot provide assurance that actual impact will be consistent with the estimates provided.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2015 65

Information related to market risk sensitivities and guarantees related to segregated fund products should be read in conjunction with the information contained in the sections in this MD&A under the headings Outlook and Critical Accounting Policies and Estimates. Additional information on market risk can be found in Note 6 of our 2015 Annual Consolidated Financial Statements and the Risk Factors section in our AIF.

Insurance Risk

Risk Description

Insurance risk is the uncertainty of product performance due to differences between the actual experience and expected experience in the areas of mortality, morbidity, longevity and policyholder behaviour. In addition, product design and pricing, expense and reinsurance risks impact multiple risk categories, including insurance risk.

Insurance Risk Management Governance and Control

We employ a wide range of insurance risk management practices and controls, as outlined below:

•	Insurance risk governance practices are in place, including independent monitoring and review and reporting to senior management and the Risk Review Committee.
•	Risk appetite limits have been established for mortality and morbidity, longevity and policyholder behaviour risks.
•	Income and regulatory capital sensitivities are monitored, managed and reported against pre-established risk limits.
•	Comprehensive Insurance Risk Management Policy, guidelines and practices are in place.
•	The global underwriting manual aligns underwriting practices with our corporate risk management standards and ensures a consistent approach in insurance underwriting.
•	Board-approved maximum retention limits (amounts issued in excess of these limits are reinsured) are in place.
•	Detailed procedures, including criteria for approval of risks and for claims adjudication are established and monitored for each business segment.
•	Underwriting and risk selection standards are established and overseen by the corporate underwriting and claims risk management function.
•	Diversification and risk pooling is managed by aggregation of exposures across product lines, geography and distribution channels.
•

The Insurance Risk Policy, and Investment and Credit Risk Management Policy establish acceptance criteria and protocols to monitor the level of reinsurance ceded to any single reinsurer or group of reinsurers.

•	Reinsurance counterparty risk is monitored, including through annual reporting to the Risk Review Committee.
•	Concentration risk exposure is monitored and mitigated on group policies in a single location to avoid a catastrophic event occurrence resulting in a significant impact.
•	Various limits, restrictions and fee structures are introduced into plan designs in order to establish a more homogeneous policy risk profile and limit potential for anti-selection.
•	Regulatory solvency requirements include risk-based capital requirements and are monitored regularly.
•	The Product Design and Pricing Policy requires detailed risk assessment and pricing provision for material risks.
•	Company specific and industry level experience studies and sources of earnings analysis are monitored and factored into valuation, renewal and new business pricing processes.
•	Stress-testing techniques, such as DCAT, are used to measure the effects of large and sustained adverse movements in insurance risk factors.
•	Insurance contract liabilities are established in accordance with Canadian actuarial standards of practice.
•

Internal capital targets are established at an enterprise level to cover all risks and are above regulatory supervisory and minimum targets. Actual capital levels are monitored to ensure they exceed internal targets.

We use reinsurance to limit losses, minimize exposure to significant risks and to provide additional capacity for growth. Our Insurance Risk Policy sets maximum global retention limits and related management standards and practices which are applied to reduce our exposure to large claims. Amounts in excess of the Board-approved maximum retention limits are reinsured. On a single life or joint-first-to-die basis our retention limit is $25 million in Canada and is US$25 million outside of Canada. For survivorship life insurance, our maximum global retention limit is $30 million in Canada and is US$30 million outside of Canada. In certain markets and jurisdictions retention levels below the maximum are applied. Reinsurance is utilized for numerous products in most business segments, and placement is done on an automatic basis for defined insurance portfolios and on a facultative basis for individual risks with certain characteristics. Reinsurance is used to provide catastrophic mortality and morbidity coverage for the Canadian GB business.

Our reinsurance coverage is well diversified and controls are in place to manage exposure to reinsurance counterparties. Reinsurance exposures are monitored to ensure that no single reinsurer represents an undue level of credit risk. This includes performing periodic due diligence on our reinsurance counterparties as well as internal credit assessments on counterparties with which we have material exposure. While reinsurance arrangements provide for the recovery of claims arising from the liabilities ceded, we retain primary responsibility to the policyholders.

Specific insurance risks and our risk management strategies are discussed below in further detail.

Mortality and Morbidity Risk

Mortality and morbidity risk is the risk that future experience could be worse than the assumptions used in the pricing and valuation of products. Mortality and morbidity risk can arise in the normal course of business through random fluctuation in realized experience, through catastrophes, or in association with other risk factors such as product development and pricing or model risk. Adverse mortality and morbidity experience could also occur through systemic anti-selection, which could arise due to poor plan design, or underwriting process failure or the development of investor-owned and secondary markets for life insurance policies.

The risk of adverse morbidity experience increases during economic slowdowns, especially with respect to disability coverages, as well as with increases in high medical treatment costs and growth in utilization of specialty drugs. This introduces the potential for adverse financial volatility in our financial results. External factors including medical advances could adversely affect our life insurance, health insurance, critical illness, disability, long-term care insurance and annuity businesses.

66 Sun Life Financial Inc. Annual Report 2015	Management’s Discussion and Analysis

Detailed uniform underwriting procedures have been established to determine the insurability of applicants and to manage exposure to large claims. These underwriting requirements are regularly scrutinized against industry guidelines and oversight is provided through a corporate underwriting and claim management function.

We do not have a high degree of concentration risk to single individuals or groups due to our well-diversified geographic and business mix. The largest portion of mortality risk within the Company is in North America. Individual and group insurance policies are underwritten prior to initial issue and renewals, based on risk selection, plan design, and rating techniques.

The Insurance Risk Policy approved by the Risk Review Committee includes limits on the maximum amount of insurance that may be issued under one policy and the maximum amount that may be retained. These limits vary by geographic region and amounts in excess of limits are reinsured to ensure there is no exposure to unreasonable concentration of risk.

Longevity Risk

Longevity risk is the potential for economic loss, accounting loss or volatility in earnings arising from adverse changes in rates of mortality improvement relative to the assumptions used in the pricing and valuation of products. This risk can manifest itself slowly over time as socioeconomic conditions improve and medical advances continue. It could also manifest itself more quickly, for example, due to medical breakthroughs that significantly extend life expectancy. Longevity risk affects contracts where benefits are based upon the likelihood of survival (for example, annuities, pensions, pure endowments, segregated funds, and specific types of health contracts). Additionally, our longevity risk exposure is exacerbated for certain annuity products such as guaranteed annuity options by an increase in equity market levels.

To improve management of longevity risk, we monitor research in the fields which could result in mortality improvement. Stress-testing techniques are used to measure and monitor the impact of extreme mortality improvement on the aggregate portfolio of insurance and annuity products as well as our own pension plans.

Policyholder Behaviour Risk

We can incur losses due to adverse policyholder behaviour relative to the assumptions used in the pricing and valuation of products with regard to lapse of policies or exercise of other embedded policy options.

Uncertainty in policyholder behaviour can arise from several sources including unexpected events in the policyholder’s life circumstances, the general level of economic activity (whether higher or lower than expected), changes in pricing and availability of current products, the introduction of new products, changes in underwriting technology and standards, as well as changes in our financial strength or reputation. Uncertainty in future cash flows affected by policyholder behaviour can be further exacerbated by irrational behaviour during times of economic turbulence or at key option exercise points in the life of an insurance contract.

Various types of provisions are built into many of our products to reduce the impact of uncertain policyholder behaviour. These provisions include:

•	Surrender charges which adjust the payout to the policyholder by taking into account prevailing market conditions.
•	Limits on the amount that policyholders can surrender or borrow.
•	Restrictions on the timing of policyholders’ ability to exercise certain options.
•	Restrictions on both the types of funds customers can select and the frequency with which they can change funds.
•	Policyholder behaviour risk is also mitigated through reinsurance on some insurance contracts.

Product Design and Pricing Risk

Product design and pricing risk is the risk a product does not perform as expected, causing adverse financial consequences. This risk may arise from deviations in realized experience versus assumptions used in the pricing of products. Risk factors include uncertainty concerning future investment yields, policyholder behaviour, mortality and morbidity experience, sales levels, mix of business, expenses and taxes. Although some of our products permit us to increase premiums or adjust other charges and credits during the life of the policy or contract, the terms of these policies or contracts may not allow for sufficient adjustments to maintain expected profitability. This could have an adverse effect on our profitability and capital position.

Our Product Design and Pricing Policy, approved by the Risk Review Committee, establishes the framework governing our product design and pricing practices and is designed to align our product offerings with our strategic objectives and risk taking philosophy. Consistent with this policy, product development, design and pricing processes have been implemented throughout the Company. New products follow a stage-gate process with defined management approvals based on the significance of the initiative, and each initiative is subject to a risk assessment process to identify key risks and risk mitigation requirements and must be approved by multi-disciplinary committees. Additional governance and control procedures have been listed below:

•	Pricing models, methods, and assumptions are subject to periodic internal peer reviews.
•	Experience studies, sources of earnings analysis, and product dashboards are used to monitor actual experience against those assumed in pricing and valuation.
•

On experience rated, participating, and adjustable products, emerging experience is reflected through changes in policyholder dividend scales as well as other policy adjustment mechanisms such as premium and benefit levels.

•	Limits and restrictions may be introduced into the design of products to mitigate adverse policyholder behaviour or apply upper thresholds on certain benefits.

Expense Risk

Expense risk is the risk that future expenses are higher than the assumptions used in the pricing and valuation of products. This risk can arise from general economic conditions, unexpected increases in inflation, slower than anticipated growth, or reduction in productivity leading to increases in unit expenses. Expense risk occurs in products where we cannot or will not pass increased costs onto the customer and will manifest itself in the form of a liability increase or a reduction in expected future profits.

We closely monitor expenses through an annual budgeting process and ongoing monitoring of any expense gaps between unit expenses assumed in pricing and actual expenses.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2015 67

Reinsurance Risk

We purchase reinsurance for certain risks underwritten by our various insurance businesses. Reinsurance risk is the risk of financial loss due to adverse developments in reinsurance markets (for example, discontinuance or diminution of reinsurance capacity, or an increase in the cost of reinsurance), insolvency of a reinsurer or inadequate reinsurance coverage.

Changes in reinsurance market conditions, including actions taken by reinsurers to increase rates on existing and new coverage and our ability to obtain appropriate reinsurance, may adversely impact the availability or cost of maintaining existing or securing new reinsurance capacity, with adverse impacts on our business strategies, profitability and financial position.

We have an Insurance Risk Policy, and Investment and Credit Risk Management Policy approved by the Risk Review Committee which set acceptance criteria and processes to monitor the level of reinsurance ceded to any single reinsurer or group of reinsurers. These policies also set out criteria for determining which reinsurance companies qualify as suitable reinsurance counterparties and require that all agreements include provisions to allow action to be taken, such as recapture of ceded risk (at a potential cost to the Company), in the event that the reinsurer loses its legal ability to carry on business through insolvency or regulatory action. Periodic due diligence is performed on the reinsurance counterparties with which we do business and internal credit assessments are performed on reinsurance counterparties with which we have material exposure. Reinsurance counterparty credit exposures are monitored closely and reported annually to the Risk Review Committee.

New sales of our products can be discontinued or changed to reflect developments in the reinsurance markets. Rates for in-force reinsurance treaties can be either guaranteed or adjustable for the life of the ceded policy. There is generally more than one reinsurer supporting a reinsurance pool to diversify this risk.

Additional information on insurance risk can be found in Note 7 to our 2015 Annual Consolidated Financial Statements and in the Risk Factors section in our AIF.

Business and Strategic Risk

Risk Description

Business and strategic risk includes risks related to changes in the economic or political environment, changes in distribution channels or customer behaviour, changes in the competitive, legal or regulatory environment, and risks relating to the design or implementation of our business strategy.

Business and Strategic Risk Management Governance and Control

We employ a wide range of business and strategic risk management practices and controls, as outlined below:

•	Business and strategic risk governance practices are in place, including independent monitoring and review and reporting to senior management, the Board of Directors and the Board Committees.
•

Business and strategic risk is managed through our strategic and business planning process and controls over the implementation of these plans. These plans are reviewed and discussed by our Executive Team and the key themes, issues and risks emerging are discussed by the Board of Directors and the Board Committees.

•	Our business and strategic plans are subject to approval by the Board of Directors, which also receives regular reviews of implementation progress against key business plan objectives.
•	Comprehensive policies including the Risk Framework, Risk Appetite Policy, Product Design and Pricing Policy, and Capital Risk Policy are in place.
•

Our corporate strategy and business objectives are established within the boundaries of the Risk Appetite Policy. Our business strategies and plans are designed to align with our risk appetite, our capital position and our financial performance objectives.

•	Our risk appetite is periodically assessed, taking into consideration the economic and regulatory environments in which we operate.
•	Merger, acquisition and divestiture transactions are governed by a Board-approved risk management policy and significant transactions require the approval of the Board of Directors.
•	Stress-testing techniques, such as DCAT, are used to measure the effects of large and sustained adverse scenarios.
•	Key and emerging risks are identified, monitored and reported, including emerging regulatory changes that may have a material impact on our finances, operations or reputation.
•

Internal capital targets are established at an enterprise level to cover all risks and are above regulatory supervisory and minimum targets. Actual capital levels are monitored to ensure they exceed internal targets.

Specific business and strategic risks are discussed below in further detail.

Economic and Political Risk

We operate in various geographies and our business and financial operations are susceptible to adverse global economic, political and regulatory changes. Our overall business and financial operations may be affected by adverse global economic and capital markets conditions resulting in market volatility, heightened credit risk, reduced valuation of investments and decreased economic activity. Continued economic uncertainty and volatility may give rise to increased business and strategic risks including those associated with industry restructuring, mergers and acquisitions, new competitive dynamics and significant changes in the legal, regulatory and tax regimes in which our businesses operate. In addition, adverse economic conditions often arise in conjunction with volatile and deteriorating capital markets conditions, and customer behaviour which can have a direct material adverse impact on our sales and profitability, credit and financial strength ratings, and capital and liquidity positions.

Distribution Risk

Failure to achieve planned distribution scale or appropriate and compliant distribution of products could materially impact our financial and strategic objectives. This includes the inability to attract and retain intermediaries and agents at a cost that is financially feasible to the Company, or to develop online sales and customer support capabilities and technologies. Distribution risk may also be influenced where our distribution or product strategy and related services (including online sales and customer support capabilities and technologies) are not developed, modified or executed in line with our strategic objectives or in consideration of the changes in

68 Sun Life Financial Inc. Annual Report 2015	Management’s Discussion and Analysis

customer behaviour or regulatory environment. In addition, the lack of a well-diversified distribution model in some of our countries may cause over-reliance on agency channel or key partners.

Competition Risk

Competition from insurance companies, banks, asset managers, mutual fund companies, financial planners and other service providers including non-traditional financial services companies is intense, and could adversely affect our business in certain countries.

The businesses in which we engage are highly competitive and our ability to sell our products is dependent on many factors, including scale, price and yields offered, distribution channels, e-business capabilities, financial strength ratings, range of product lines and product quality, claims-paying ratings, brand strength, investment performance, historical dividend levels and the ability to provide value added services to distributors and customers. In certain markets, some of our competitors may be superior to us on one or more of these factors. Our competitors have significant potential to disrupt our business through targeted strategies to reduce our market share which may include targeting our key people or bancassurance partners and other distributors or aggressively pricing their products.

Changes in Legal and Regulatory Environment

Most of our businesses are subject to extensive regulation and supervision. Changes to the legislations and regulations or government policies, or the manner in which they are interpreted or enforced, may require that we make significant changes to our strategy, may result in increased implementation costs and diversion of resources to manage the change, could impact financial reporting, accounting processes and capital requirements, and could impact the ability of sales intermediaries to distribute our products, all of which could have an adverse effect on our business and operations. Our failure to comply with existing and evolving regulatory requirements could also result in regulatory sanctions and could affect our relations with regulatory authorities and our ability to execute our business strategies and plans.

These changes could impact our capital requirements, the regulatory framework for pension arrangements and policies, the regulation of selling practices, sales intermediaries (such as bancassurance) and product structures, solvency requirements, regulation of executive compensation, enhanced corporate governance standards and restrictions on our foreign operations which may include changes to the limits on foreign ownership of local companies.

Implementation of Business Strategy

Our business strategies and plans are dependent on the successful execution of organizational and strategic initiatives designed to support the growth of our business. Our ability to manage the execution of these initiatives effectively and prioritize initiatives directly affects our ability to execute our strategies. Identifying and implementing the right set of initiatives is critical to achieving our business plan targets. Failure to implement these initiatives could also lead to cost structure challenges.

Investment Performance

Investment performance risk is the possibility that we fail to achieve the desired return objectives on our investment portfolio, or that our asset management businesses fail to design or execute investment strategies in order to achieve competitive returns on our products. Failure to achieve investment objectives may adversely affect our revenue and profitability through slower growth prospects and adverse impacts on policyholder behaviour.

International Operations

The future success of our businesses in our international operations depends in large part on our ability to grow and compete in the markets where we operate. Challenges in these markets pose strategic and execution risk including our ability to attract and retain qualified employees and executives with local experience and critical skills, political, legal, economic, competition or other risks, risks associated with joint venture operations, developing and executing our risk management practices, and our ability to attract, retain, expand and diversify distribution channels.

Mergers, Acquisitions and Divestitures

We regularly explore opportunities to selectively acquire other businesses or to divest ourselves of all or part of certain businesses, in support of our growth and strategic objectives. These transactions introduce the risk of financial loss due to a potential failure to achieve the expected financial or other strategic objectives. There is a risk that we may be unable to make an appropriate acquisition in a desired market or business line or are unable to realize the financial and strategic benefits of the transactions due to competitive factors, regulatory requirements or other factors. These risks could adversely impact our ability to achieve our financial and strategic objectives.

Additional information on business and strategic risk can be found in the Risk Factors section in our AIF.

Operational Risk

Risk Description

Operational risk is the risk of loss (financial and non-financial) resulting from inadequate or failed internal processes, people and systems or from external events. Operational risk is present in all of our business activities and encompasses a broad range of risks as described below. Operational risk management is embedded in the practices utilized to manage other risks and, therefore, if not managed effectively, operational risk can impact our ability to manage other key risks.

Operational Risk Management Governance and Control

We employ a wide range of operational risk management practices and controls, as outlined below:

•	Operational risk governance practices are in place, including independent monitoring and review and reporting to senior management and the Board Committees.
•	Comprehensive Operational Risk Management Policies, guidelines and practices are in place.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2015 69

•	Our governance practices, corporate values, Code of Conduct and Company-wide approach to managing risk set the foundation for mitigating operational risks.
•

Our Code of Conduct sets the tone for a strong ethical culture, and we regularly review and update the Code of Conduct to ensure that it continues to meet the expectations of regulators and other stakeholders. All our directors and employees must reconfirm annually their understanding of and commitment to comply with the Code of Conduct.

•

We have established appropriate internal controls and systems, compensation programs, and seek to hire and retain competent people throughout the organization and provide ongoing training to our people.

•	Stress-testing techniques, such as DCAT are used to measure the effects of large and sustained adverse scenarios.
•

We mitigate a portion of our operational risk exposure through our corporate insurance program by purchasing insurance coverage that seeks to provide protection against unexpected material losses resulting from events such as criminal activity, property loss or damage and liability exposures, or that satisfies legal requirements and contractual obligations.

•

Internal capital targets are established at an enterprise level to cover all risks and are above regulatory supervisory and minimum targets. Actual capital levels are monitored to ensure they exceed internal targets.

Specific operational risks and our risk management strategies are discussed below in further detail.

Information Security and Privacy Risks

Our business is dependent on maintaining a secure environment for our customers, employees and other parties’ information. This requires the effective and secure use of information technology systems, including controls around logical access, physical access and data management. We collect, process and maintain information relating to business transactions and financial reporting, as well as the personal information of our customers and employees. We also obtain services from a wide range of third-party service providers and have outsourced certain business and information technology functions to third parties in various jurisdictions.

We continue to make investments in technology, processes and cyber security professionals to position us to be better prepared to deal with the evolving threat landscape. Our security framework includes policies and procedures that are aligned with recognized industry standards and are compliant with applicable laws and regulations. We have well-established security controls (including logical, physical and data management controls) and processes that are intended to protect information and computer systems including information security risk assessments and privacy impact assessments. The framework also includes technology, process and behavioural based controls to protect our information systems and the data entrusted to us by our customers and employees. As part of the overall security program, we provide security awareness training sessions for all new employees and on an annual basis thereafter.

In particular, privacy breaches could occur and may result in unauthorized access and disclosure or use of personal information. Many jurisdictions in which we do business are developing and implementing reporting requirements relating to cyber security and more stringent consumer privacy legislation. Our global privacy program requires adherence to our global privacy commitment, local laws and local privacy policies. We monitor emerging privacy legislation and we have established a network of privacy officers in the business segments to monitor and provide guidance on handling personal information and for reporting privacy incidents to appropriate management for response and resolution. In addition, we conduct privacy impact assessments, training and regular monitoring and reporting to help mitigate these risks.

Social media risks could also significantly impact our reputation due to the broad reach and real-time interaction of such media. We monitor social media to enable us to take action to mitigate an event that could potentially have a negative impact on our brand.

Human Resources Risk

The competition for top talent (including executives, employees and distributors) is intense and an inability to recruit, retain and develop talent can have significant impact on our capacity to meet our business objectives. The loss of our top talent could have a material adverse effect on our operations given their skills, knowledge of our business, years of industry experience and the potential difficulty of promptly finding qualified replacements. If we are unable to attract, retain or effectively deploy resources with the in-depth knowledge and necessary skills required, or design compensation programs that effectively drive employee behaviour, our ability to achieve business objectives, including operational, financial and growth goals, could be adversely affected.

To mitigate this risk, we have comprehensive Human Resource policies, practices and programs in place. In addition, training, development and compensation programs are designed to attract, motivate and retain high-performing employees. Our leadership review program assesses talent and leadership development and is designed to build leadership bench strength and succession options. Through the monitoring of Company-wide employee engagement surveys we are able to devise strategies geared to address issues that may arise.

Execution and Integration Risks Relating to Mergers, Acquisitions and Divestitures

We regularly explore opportunities to acquire other financial services businesses or to divest ourselves of all or part of certain businesses, in support of our growth and strategy goals. We have recently announced acquisitions in various markets and have increased our stake in certain of our joint ventures in Asia. These transactions introduce the risks related to completing the transactions as planned including effective separation and integration of the transferred businesses, and effective or efficient integration, restructuring or reorganization of the businesses after the transactions have closed, and motivating and retaining personnel to effectively execute the transaction closure. These risks could have an impact on our business relationship with various stakeholders including future employees, customers, distributors and partners. Anticipated cost synergies or other expected benefits may not materialize due to a failure to successfully integrate the acquired business with our existing operations.

To mitigate this risk, we have established procedures to oversee the execution and integration of the merger and acquisition transactions. Regular updates on the execution and integration risks relating to these transactions are provided to the Board of Directors, Board Committees and senior management committees, as appropriate.

Regulatory Compliance, Legal and Conduct Risk

We are subject to extensive regulatory oversight by insurance and financial services regulators in the jurisdictions in which we conduct business. In recent years, there has been an increased focus by regulators globally on customer fairness, conduct and anti-money laundering. Failure to comply with applicable laws or to conduct our business consistent with changing regulatory or public

70 Sun Life Financial Inc. Annual Report 2015	Management’s Discussion and Analysis

expectations could adversely impact our reputation and may lead to regulatory proceedings, penalties, litigation or an inability to carry out our business strategy.

Our Chief Compliance Officer oversees our comprehensive Company-wide compliance framework, which is consistent with regulatory guidance from OSFI and other regulators. This framework promotes proactive, risk-based management of compliance and regulatory risk, and includes: Company-wide and business segment policies, standards and operating guidelines, programs to promote awareness of laws and regulations that impact us, ongoing monitoring of emerging legal issues and regulatory changes and training programs. There are also new employee orientation programs that include anti-money laundering and anti-terrorist financing, anti-bribery and corruption, privacy and information security risk management. To ensure effective oversight and implementation, the framework is supported by a network of compliance officers and the general counsel in each business segment. The Chief Compliance Officer reports regularly to the Board of Directors and Board Committees on the state of compliance, key compliance risks, emerging regulatory trends, escalation of key issues and key risk indicators.

Information Technology Risk

The use of technology and computer systems is essential in supporting and maintaining business operations. We use technology to support virtually all aspects of our business and operations. The rapidly changing business environment increases the risk of our technology strategy not being agile enough to adapt to new business demands in a timely manner leading to financial losses, increased costs and the inability to meet customer needs. To manage the risks associated with our technology infrastructure and applications, we have implemented a number of policies, standards and controls through our technology approval and governance model to ensure ongoing operational and data integrity, information security and systems availability. A system development methodology and process has also been designed and implemented.

Third-Party Risk

We engage in a variety of third-party relationships, including distributors, consultants, outsourcing service providers and suppliers. Our profitability or reputation could be impacted if these third parties are unable to meet their ongoing service commitments or perform to expected standards.

To manage these risks, we have established Company-wide policies and standards which are consistent with OSFI’s and other local regulatory requirements. Our outsourcing and supplier risk management programs include specific requirements, guidelines and methodologies to effectively identify, assess, manage, monitor and report on the outsourcing and supplier risks.

Business Disruption Risk

Our businesses are dependent on the availability of trained employees, physical locations to conduct operations, and computer and Internet-enabled technology. A significant business disruption to our operations can result if one or more of these key elements are negatively impacted.

To manage this risk, we have implemented a business continuity program to facilitate the recovery of critical business operations. This program encompasses business continuity planning, crisis management and disaster recovery. Our policy, standard and operating procedures establish consistent processes designed to ensure that key business functions can continue and normal operations can resume effectively and efficiently should a major disruption occur. Each business area maintains its own business continuity plan under the oversight of the business continuity program and these elements are updated and tested on a regular basis. In addition, we conduct mandatory business continuity awareness training for all employees annually and have off-site backup facilities and failover capability designed to minimize downtime and accelerate recovery time in the event of a major disruption.

Model Risk

We use complex models to support many business functions including product development and pricing, capital management, valuation, financial reporting, planning, hedging, asset-liability management and risk management. The risk of inappropriate or erroneous design or use of models could have an adverse impact including errors in financial reporting impacting our profitability and financial position.

To manage model risk, we have established a robust, Company-wide model risk management procedures with respect to building, changing and using models. The policy and operating guidelines set out minimum, risk-based requirements to ensure that models are effectively controlled, maintained and appropriately understood by users.

Information Management Risk

As an international provider of financial services, we deal with extensive information across a number of countries. Our business decisions are dependent on the accuracy and completeness of the underlying data and information. Information management risk is the inability to capture, manage, retain and dispose records and data, and the inability to provide data on a timely and accurate basis to support the business decisions. Failure to manage these risks could have financial or reputational impacts, and may lead to regulatory proceedings, penalties and litigations.

To manage and monitor information management risk, we have robust internal control framework and record management practices in place to ensure accuracy and completeness of the underlying data as well appropriate retention of the information.

Environmental Risk

Our financial performance may be adversely affected if we do not adequately prepare for the direct or indirect negative impacts of climate change or other environmental events. These include impacts from emerging environmental, regulatory and public policy developments, and environmental impacts on our suppliers and corporate clients. Further, an environmental issue on a property owned by us or on any property with which we are affiliated could have financial or reputational impacts. External factors such as stakeholder expectations around environmental performance, resource constraints, impact of climate change and costs associated with adaptation are also potential sources of environmental risk. Climate change risks may also affect our suppliers, which could have a downstream impact on our operations.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2015 71

We maintain an environmental risk management program to help protect investment assets (primarily real estate, mortgage and certain private fixed income assets) from losses due to environmental issues and to help ensure compliance with applicable laws. An important aspect of the program is an assessment of new investment assets for existing and potential environmental risks. Additionally, all employees who are involved in underwriting and asset management investments in real estate and private debt secured by real estate complete environmental training and provide annual sign-off on compliance with the Company’s environmental guidelines. We have programs in place across our real estate portfolio to identify and mitigate environmental risks, to conserve energy and to reduce waste. Environmental factors are incorporated into initial and ongoing reviews and assessments of public fixed income, private fixed income, real estate and commercial mortgage investments. Our cross-functional North American Investments Environmental Committee works to identify and assess environmental risks across our investment assets. Our International Sustainability Council convenes on broader environmental and sustainability issues. We report on environmental management annually in our Sustainability Report reviewed by the Governance, Nomination & Investment Committee.

Additional information on operational risk can be found in the Risk Factors section in our AIF.

Liquidity Risk

Risk Description

Liquidity risk is the possibility that we will not be able to fund all cash outflow commitments as they fall due. This includes the risk of being forced to sell assets at depressed prices resulting in realized losses on sale. This risk also includes restrictions on our ability to efficiently allocate capital among our subsidiaries due to various market and regulatory constraints on the movement of funds. Our funding obligations arise in connection with the payment of policyholder benefits, expenses, asset purchases, investment commitments, interest on debt, and dividends on capital stock. Sources of available cash flow include general fund premiums and deposits, investment related inflows (such as maturities, principal repayments, investment income and proceeds of asset sales), proceeds generated from financing activities in normal markets, and dividends and interest payments from subsidiaries. We have various financing transactions and derivative contracts under which we may be required to pledge collateral or to make payments to our counterparties for the decline in market value of specified assets. The amount of collateral or payments may increase under certain circumstances, which could adversely affect our liquidity.

Liquidity Risk Management Governance and Control

We generally maintain a conservative liquidity position and employ a wide range of liquidity risk management practices and controls, which are described below:

•	Liquidity risk governance practices are in place, including independent monitoring and review and reporting to senior management and the Risk Review Committee.
•	Liquidity is managed in accordance with our Asset Liability Management Policy and operating guidelines.
•	Liquidity contingency plans for the management of liquidity in the event of a liquidity crisis are maintained.
•

Stress testing is performed by comparing liquidity coverage ratios under one-month and one-year stress scenarios to our policy thresholds. These liquidity ratios are measured and managed at the enterprise and business segment level.

•	Stress testing of our collateral is performed by comparing collateral coverage ratios to our policy threshold.
•

Cash management and asset-liability management programs support our ability to maintain our financial position by ensuring that sufficient cash flow and liquid assets are available to cover potential funding requirements. We invest in various types of assets with a view of matching them to our liabilities of various durations.

•

Internal capital targets are established at an enterprise level to cover all risks and are above regulatory supervisory and minimum targets. Actual capital levels are monitored to ensure they exceed internal targets.

•	We actively manage and monitor our capital and asset levels, and the diversification and credit quality of our investments.
•	Various credit facilities for general corporate purposes are maintained.

72 Sun Life Financial Inc. Annual Report 2015	Management’s Discussion and Analysis

The following table summarizes the contractual maturities of our significant financial liabilities and contractual commitments as at December 31, 2015 and December 31, 2014.
Financial Liabilities and Contractual Obligations
December 31, 2015 ($ millions)	Within 1 year	1 year to 3 years	3 years to 5 years	Over 5 years	Total
Insurance and investment contract liabilities(1)	11,520	8,268	8,422	207,810	236,020
Senior debentures and unsecured financing(2)	150	300	574	6,309	7,333
Subordinated debt(2)	108	217	217	3,208	3,750
Bond repurchase agreements	1,549	–	–	–	1,549
Accounts payable and accrued expenses	6,489	–	–	–	6,489
Secured borrowings from mortgage securitization	14	83	309	362	768
Borrowed funds(2)	160	629	54	132	975
Total liabilities	19,990	9,497	9,576	217,821	256,884
Contractual commitments(3)
Contractual loans, equities and mortgages	711	290	83	789	1,873
Operating leases	93	178	149	502	922
Total contractual commitments	804	468	232	1,291	2,795

December 31, 2014 ($ millions)	Within 1 year	1 year to 3 years	3 years to 5 years	Over 5 years	Total
Insurance and investment contract liabilities(1)	11,312	7,918	8,219	183,625	211,074
Senior debentures and unsecured financing(2)	168	336	628	6,972	8,104
Subordinated debt(2)	284	191	191	2,738	3,404
Bond repurchase agreements	1,333	–	–	–	1,333
Accounts payable and accrued expenses	5,422	–	–	–	5,422
Secured borrowings from mortgage securitization	7	14	221	107	349
Borrowed funds(2)	45	167	42	121	375
Total liabilities	18,571	8,626	9,301	193,563	230,061
Contractual commitments(3)
Contractual loans, equities and mortgages	1,137	235	47	579	1,998
Operating leases	70	134	115	407	726
Total contractual commitments	1,207	369	162	986	2,724
(1)	These amounts represent the undiscounted estimated cash flows of insurance and investment contract liabilities on our Consolidated Statements of Financial Position. These cash flows include estimates related to the timing and payment of death and disability claims, policy surrenders, policy maturities, annuity payments, minimum guarantees on segregated fund products, policyholder dividends, amounts on deposit, commissions and premium taxes offset by contractual future premiums and fees on in-force contracts. These estimated cash flows are based on the best estimated assumptions used in the determination of insurance and investment contract liabilities. Due to the use of assumptions, actual cash flows will differ from these estimates.
(2)	Payments due based on maturity dates and include expected interest payments. Actual redemption of certain securities may occur sooner as some include an option for the issuer to call the security at par at an earlier date.
(3)	Contractual commitments and operating lease commitments are not reported on our Consolidated Statements of Financial Position. Additional information on these commitments is included in Note 24 of our 2015 Annual Consolidated Financial Statements.

Additional information on liquidity risk can be found in Note 6 to our 2015 Annual Consolidated Financial Statements and the Risk Factors section in our AIF.

Capital and Liquidity Management

Our liquidity management practices allow us to maintain a strong financial position by ensuring that sufficient liquid assets are available to cover our anticipated payment obligations and funding requirements. We invest in various types of assets with a view to matching them with liabilities of various durations.

The regulatory environments in which we operate are expected to evolve as governments and regulators work to develop the appropriate level of financial regulation required to ensure that capital, liquidity and risk management practices are sufficient to withstand severe economic downturns.

On January 5, 2015, OSFI released a paper, Life Insurance Capital Framework – Standard Approach, which provides an update on approaches and methodologies being contemplated by OSFI as it revises the life insurance regulatory capital framework. The Company is engaged in ongoing discussions with OSFI and other industry participants on the development of this framework, and is actively participating in the related Quantitative Impact Studies conducted by OSFI. The final outcome of this OSFI initiative remains uncertain.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2015 73

Principal Sources and Uses of Funds

Our primary source of funds is cash provided by operating activities, including premiums, investment management fees and net investment income. These funds are used primarily to pay policy benefits, dividends to policyholders, claims, commissions, operating expenses, interest expenses and shareholder dividends. Excess cash flows generated from operating activities are generally invested to support future payment requirements. We also raise funds from time to time, through borrowing and issuing of securities, to finance growth, acquisitions or other needs.

As at December 31, 2015, we maintained cash, cash equivalents and short-term securities totaling $8.8 billion. In addition to providing for near-term funding commitments, cash, cash equivalents and short-term securities include amounts that support short-term payment obligations.

Net cash, cash equivalents and short-term securities increased by $2,003 million in 2015. Cash flows generated by operating activities were $4,461 million in 2015, compared to $1,804 million in 2014. Cash used in financing activities in 2015 decreased by $834 million from 2014. Investing activities decreased cash by $723 million during 2015, compared to $13 million in 2014 due to acquisitions in 2015. The favourable effect of the weakening of the Canadian dollar against foreign currencies increased cash balances by $516 million in 2015, compared to an increase of $189 million in 2014.

($ millions)	2015	2014
Net cash provided by operating activities	4,461	1,804
Net cash provided by (used in) financing activities	(1,106)	(1,940)
Net cash provided by (used in) investing activities	(723)	(13)
Changes due to fluctuations in exchange rates	516	189
Increase (decrease) in cash and cash equivalents	3,148	40
Net cash and cash equivalents, beginning of year	3,364	3,324
Net cash and cash equivalents, end of year	6,512	3,364
Short-term securities, end of year	2,305	3,450
Net cash, cash equivalents and short-term securities, end of year	8,817	6,814

Liquidity

We generally maintain an overall asset liquidity profile that exceeds requirements to fund insurance contract liabilities under prescribed adverse liability demand scenarios. To strengthen our liquidity further, we actively manage and monitor our:

•	capital levels
•	asset levels
•	matching position
•	diversification and credit quality of investments
•	cash forecasts and actual amounts against established targets

We are subject to various regulations in the jurisdictions in which we operate. The ability of SLF Inc.’s subsidiaries to pay dividends and transfer funds is regulated in certain jurisdictions and may require local regulatory approvals and the satisfaction of specific conditions in certain circumstances. Through effective cash management and capital planning, SLF Inc. ensures that its subsidiaries, as a whole and on a stand-alone basis, are properly funded and maintain adequate liquidity to meet obligations, both individually and in aggregate.

The legal entity, SLF Inc. (the ultimate parent company) and its wholly-owned holding companies had $990 million in cash and other liquid assets as at December 31, 2015. Of this amount, $785 million was held at SLF Inc. The remaining $205 million of liquid assets were held by SLF Inc.’s wholly-owned holding companies, which are available to SLF Inc. without any regulatory restrictions. SLF Inc. and its wholly-owned holding companies had $1,827 million in cash and other liquid assets as at December 31, 2014. The decrease in cash and liquid assets in 2015 was primarily attributable to the acquisitions during 2015, including the purchase of $1,250 million of Sun Life Assurance preferred shares in connection with the funding of the pending acquisition of Assurant EB, as well as other operating and financing activities. Liquid assets as noted above, include cash and cash equivalents, short-term investments, and publicly traded securities.

We maintain various credit facilities for general corporate purposes, as set out in the table below. Unless otherwise noted, all amounts are in Canadian dollars.

($ millions)	December 31, 2015					December 31, 2014

Credit Facility		Amount		Utilized	Expiry		Amount		Utilized	Expiry
Committed	US$	500	US$	77	2018	US$	500	US$	74	2018
Uncommitted	US$	400	US$	400	2017	US$	–	US$	–	–
Uncommitted		$205		$89	n/a		$225		$99	n/a
Uncommitted	US$	25	US$	12	n/a	US$	25	US$	12	n/a

The agreement relating to our committed credit facility contains typical covenants for investment grade companies regarding solvency, credit ratings and financial strength, all of which were met as at December 31, 2015. These covenants include, but are not limited to,

74 Sun Life Financial Inc. Annual Report 2015	Management’s Discussion and Analysis

the maintenance of total equity by SLF Inc. of at least $12 billion, tested as of the last day of each fiscal quarter. SLF Inc.’s total equity was $21.4 billion as at December 31, 2015.

Our failure to comply with the covenants under the committed credit facility would, subject to grace periods in the case of certain covenants, result in an event of default. This could require us to repay any outstanding borrowings or to cash collateralize letters of credit under the facility. A failure by SLF Inc. (or any of its subsidiaries) to pay an obligation due for an amount exceeding $250 million would also result in an event of default under the committed credit facility described above.

Based on our historical cash flows and liquidity management processes, we believe that the cash flows from our operating activities will continue to provide sufficient liquidity for us to satisfy debt service obligations and to pay other expenses as they fall due.

Capital

We have a capital risk policy designed to maintain a strong capital position and to provide the flexibility necessary to take advantage of growth opportunities, to support the risk associated with our businesses and to optimize shareholder return. Our capital risk policy is also intended to provide an appropriate level of risk management over capital adequacy risk, which is defined as the risk that capital is not or will not be sufficient to withstand adverse economic conditions, to maintain financial strength, or to allow the Company and its subsidiaries to take advantage of opportunities for expansion. Our capital base is structured to exceed minimum regulatory and internal capital targets and to maintain strong credit and financial strength ratings, while maintaining a capital-efficient structure. Capital is managed both on a consolidated basis under principles that consider all the risks associated with the business as well as at the business group level under the principles appropriate to the jurisdictions in which we operate. The capital of our foreign subsidiaries is managed on a local statutory basis in a manner commensurate with their individual risk profiles.

Sun Life Financial, including all of its business groups, engages in a capital planning process annually in which capital deployment options, capital raising and dividend recommendations are presented to the Board of Directors. Capital reviews are regularly conducted which consider the potential impacts under various business, interest rate and equity market scenarios. Relevant components of these capital reviews, including dividend recommendations, are presented to the Risk Review Committee of the Board of Directors on a quarterly basis. The Board of Directors is responsible for the approval of our annual capital plan and quarterly shareholder dividends.

The Company’s capital risk policy establishes policies, operating guidelines and procedures that govern the management of capital. The Board of Directors reviews and approves SLF Inc.’s capital risk policy annually. Our Corporate Treasury and Risk Management functions are responsible for the development and implementation of the capital risk policy.

The Company’s capital base consists mainly of common shareholders’ equity. Other sources of capital include preferred shareholders’ equity and subordinated debt issued by SLF Inc. and Sun Life Assurance. For Canadian regulatory purposes, our capital also includes innovative capital instruments issued by Sun Life Capital Trust and Sun Life Capital Trust II.

The following table summarizes the sources of our capital and our capital position over the past two years. Notes 14, 15, 16 and 22 to our 2015 Annual Consolidated Financial Statements include additional details on our capital.

($ millions)	2015	2014
Subordinated debt	2,492	2,168
Innovative capital instruments(1)	697	697
Equity
Participating policyholders’ equity	168	141
Preferred shareholders’ equity	2,257	2,257
Common shareholders’ equity	18,993	16,474
Total equity	21,418	18,872
Total capital(2)	24,607	21,737
Ratio of debt to total capital(3)	13.0%	13.2%
Ratio of debt plus preferred shares to total capital(3)	22.1%	23.6%
(1)	Innovative capital instruments are presented net of associated transaction costs and consist of SLEECS, which were issued by Sun Life Capital Trust and Sun Life Capital Trust II. SLEECS qualify as capital for Canadian regulatory purposes. However, under IFRS they are reported as Senior debentures in our Annual and Interim Consolidated Financial Statements.
(2)	Excludes non-controlling interests.
(3)	Debt includes all short-term and long-term obligations.

Our total capital consists of subordinated debt and other capital, participating policyholders’ equity and total shareholders’ equity which includes common shareholders’ equity and preferred shareholders’ equity. As at December 31, 2015, our total capital was $24.6 billion, up from $21.7 billion as at December 31, 2014. The increase in total capital was primarily the result of common shareholders’ net income of $2,185 million, OCI of $1,295 million, and the issuance of $500 million of subordinated debentures, partially offset by the $830 million of dividends on common shares (net of the Canadian dividend reinvestment and share purchase plan), $212 million of common share purchases under our normal course issuer bid, and redemption of US$150 million of subordinated debentures.

Common shareholders’ equity was $19.0 billion as at December 31, 2015, compared with $16.5 billion as at December 31, 2014. The $2.5 billion increase was due to common shareholders’ net income and OCI in 2014, partially offset by dividends on common shares and common shares repurchased.

We strive to achieve an optimal capital structure by balancing the use of debt and equity financing. The debt-to-capital ratio for SLF Inc., which includes the innovative capital instruments and preferred shares issued by SLF Inc. as part of debt for the purposes of this calculation, decreased to 22.1% as at December 31, 2015, compared with 23.6% as at December 31, 2014.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2015 75

On June 30, 2015, 6.0 million Series 8R Shares of SLF Inc. were converted into Series 9QR Shares of SLF Inc. through a shareholder option, on a one-for-one basis. After the conversion, 5.2 million Series 8R Shares and 6.0 million Series 9QR Shares were outstanding. For additional information, refer to Note 16 of our Annual Consolidated Financial Statements.

On September 25, 2015, SLF Inc. issued $500 million principal amount of Series 2015-1 Subordinated Unsecured 2.60% Fixed/Floating Debentures due 2025. The net proceeds will be used to partially fund the acquisition of Assurant EB and may also be used for general corporate purposes.

On November 23, 2015, SLF Inc. redeemed all of the outstanding $600 million principal amount of the Series A Senior Debentures due 2035 in accordance with the terms of the Series A Senior Debentures.

On December 15, 2015, the US$150 million principal amount of Subordinated Unsecured 7.25% Debentures due 2015 issued by Sun Canada Financial Company matured and was repaid.

As at December 31, 2015, our debt capital consisted of $2.5 billion in subordinated debentures and $0.7 billion of innovative capital instruments. The maturity dates of our long-term debt are well distributed over the medium- to long-term horizon to maximize our financial flexibility and to minimize refinancing requirements within a given year.

The table below provides the earliest par call and maturity dates for our subordinated debt, innovative capital instruments and preferred shares outstanding as at December 31, 2015.

Description	Interest Rate	Earliest Par Call Date(1)	Maturity	Principal/ Face Amount ($ millions)
Subordinated Debt Issued by Sun Life Assurance
6.30% Debentures, Series 2	6.30%	n/a	2028	150

Subordinated Debt Issued by SLF Inc.
Series 2007-1	5.40%	May 29, 2037	2042	400
Series 2008-1	5.59%	January 30, 2018	2023	400
Series 2012-1	4.38%	March 2, 2017	2022	800
Series 2014-1	2.77%	May 13, 2019	2024	250
Series 2015-1	2.60%	September 25, 2020	2025	500

Trust Units Issued by Sun Life Capital Trust
SLEECS – Series B	7.09%	June 30, 2032	Perpetual	200

Debt Securities Issued by Sun Life Capital Trust II
SLEECS – Series 2009-1	5.86%	December 31, 2019	2108	500

Class A Preferred Shares Issued by SLF Inc.
Series 1	4.75%	March 31, 2014	Perpetual	400
Series 2	4.80%	September 30, 2014	Perpetual	325
Series 3	4.45%	March 31, 2015	Perpetual	250
Series 4	4.45%	December 31, 2015	Perpetual	300
Series 5	4.50%	March 31, 2016	Perpetual	250
Series 8R(2)	2.275%	June 30, 2020	Perpetual	130
Series 9QR(3)	Floating	June 30, 2020	Perpetual	150
Series 10R(4)	3.90%	September 30, 2016	Perpetual	200
Series 12R(5)	4.25%	December 31, 2016	Perpetual	300
(1)	The earliest date on which the Company has the option, but not the obligation, to call securities for redemption at their par value.
(2)	On June 30, 2020, and every five years thereafter, the annual dividend rate will reset to an annual rate equal to the 5-year Government of Canada bond yield plus 1.41%. Holders of the Series 8R Shares will have the right, at their option, to convert their Series 8R Shares into Series 9QR Shares on June 30, 2020, and every five years thereafter.
(3)	Holders of Series 9QR Shares will be entitled to receive quarterly floating rate non-cumulative dividends at an annual rate equal to the then 3-month Government of Canada treasury bill yield plus 1.41%. Holders of the Series 9QR Shares will have the right, at their option, to convert their Series 9QR Shares into Series 8R Shares on June 30, 2020, and on June 30 every five years thereafter.
(4)	On September 30, 2016, and every five years thereafter, the annual dividend rate will reset to an annual rate equal to the 5-year Government of Canada bond yield plus 2.17%. Holders of the Series 10R Shares will have the right, at their option, to convert their Series 10R Shares into Class A Non-Cumulative Floating Rate Preferred Shares Series 11QR (“Series 11QR Shares”) on September 30, 2016, and every five years thereafter. Holders of Series 11QR Shares will be entitled to receive quarterly floating rate non-cumulative dividends at an annual rate equal to the then 3-month Government of Canada treasury bill yield plus 2.17%.
(5)	On December 31, 2016, and every five years thereafter, the annual dividend rate will reset to an annual rate equal to the 5-year Government of Canada bond yield plus 2.73%. Holders of the Series 12R Shares will have the right, at their option, to convert their Series 12R Shares into Class A Non-Cumulative Floating Rate Preferred Shares Series 13QR (“Series 13QR Shares”) on December 31, 2016, and every five years thereafter. Holders of Series 13QR Shares will be entitled to receive quarterly floating rate non-cumulative dividend at an annual rate equal to the then 3-month Government of Canada treasury bill yield plus 2.73%.

76 Sun Life Financial Inc. Annual Report 2015	Management’s Discussion and Analysis

The following table shows the number of common shares and stock options outstanding of SLF Inc. for the last two years.

Number of Common Shares Outstanding

(in millions)	2015	2014
Balance, beginning of year	613.1	609.4
Stock options exercised	1.6	2.4
Common shares repurchased	(5.3)	(0.9)
Canadian Dividend Reinvestment and Share Purchase Plan	2.0	2.2
Shares issued as consideration for business acquisition	0.9	–
Balance, end of year	612.3	613.1
Number of Stock Options Outstanding
(in millions)	2015	2014
Balance, beginning of year	6.4	9.2
Options issued	0.4	0.4
Options exercised, cancelled or expired	(2.0)	(3.2)
Balance, end of year	4.8	6.4

Under our Canadian Dividend Reinvestment and Share Purchase Plan (the “Plan”), Canadian-resident common and preferred shareholders may choose to have their dividends automatically reinvested in common shares of SLF Inc. and may also purchase common shares through the Plan with cash. For dividend reinvestments, we may, at our option, issue common shares from treasury at a discount of up to 5% to the volume weighted average trading price or direct that common shares be purchased on behalf of participants on the open market through the Toronto Stock Exchange (“TSX”) and alternative Canadian trading platforms (the “Exchanges”) at the market price. Common shares of SLF Inc. acquired by participants through optional cash purchases may also be issued from treasury or purchased through the Exchanges at SLF Inc.’s option, in either case at no discount. The common shares issued from treasury for dividend reinvestments during 2015 were issued with no discount. Commencing with the dividends payable on March 31, 2016 and until further notice, common shares purchased under the Plan will be purchased on the open market. There are no applicable discounts because the common shares are being purchased on the open market and are not being issued from treasury. An insignificant number of common shares were issued from treasury for optional cash purchases at no discount. In 2015, SLF Inc. issued approximately 2.0 million shares from treasury under the Plan.

SLF Inc. grants stock options to certain employees. These options are granted at the closing price of SLF Inc.’s common shares on the TSX on the grant date for stock options granted after January 1, 2007, and at the closing price of the trading day preceding the grant date for stock options granted before January 1, 2007.

As at January 29, 2016, 4,809,679 options to acquire SLF Inc. common shares and 612,333,824 common shares of SLF Inc. were outstanding.

Normal Course Issuer Bid

On November 10, 2014, SLF Inc. launched a normal course issuer bid under which it was authorized to purchase up to 9 million common shares between November 10, 2014 and November 9, 2015, and subsequently the normal course issuer bid was not renewed. During 2015, SLF Inc. purchased and cancelled 5.3 million common shares at a total cost of $212 million. During the fourth quarter of 2014, SLF Inc. repurchased and cancelled approximately 1 million common shares at a total cost of $39 million under this share repurchase program. The purchases were made through the facilities of the Exchanges, at prevailing market rates and all common shares purchased by SLF Inc. were cancelled.

Shareholder Dividends

The declaration, amount and payment of dividends by SLF Inc. is subject to the approval of our Board of Directors and is dependent on our results of operations, our reported net income, financial condition, cash requirements and contractual restrictions. Capital management activities, as well as regulatory considerations and macro-economic factors including the economic outlook for the jurisdictions in which we do business, are also considered along with other factors. The Board of Directors reviews the level of dividends on a quarterly basis.

A regular and appropriate level of dividend payout and growth provides a stable source of return to common shareholders.

We target a dividend payout ratio of between 40% and 50% based on underlying income, except where circumstances and the factors noted above would suggest a different ratio.

During 2015, our dividend payout ratio to common shareholders based on our reported net income was 43% and on an underlying net income basis was 40%.

SLF Inc. increased its quarterly common shareholders’ dividend to $0.39 for the fourth quarter of 2015. Total common shareholder dividends declared in 2015 were $1.51 per share, compared to $1.44 in 2014.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2015 77

Dividends declared Amount per share	2015	2014	2013
Common shares	$1.51	$1.44	$1.44

Class A preferred shares
Series 1	$1.187500	$1.187500	$1.187500
Series 2	$1.200000	$1.200000	$1.200000
Series 3	$1.112500	$1.112500	$1.112500
Series 4	$1.112500	$1.112500	$1.112500
Series 5	$1.125000	$1.125000	$1.125000
Series 6R(1)	$–	$0.750000	$1.500000
Series 8R(2)	$0.828100	$1.087500	$1.087500
Series 9QR(3)	$0.243300	$–	$–
Series 10R	$0.975000	$0.975000	$0.975000
Series 12R	$1.062500	$1.062520	$1.062520
(1)	Class A Non-Cumulative 5-Year Rate Reset Preferred Shares Series 6R shares were redeemed in full on June 30, 2014.
(2)	Prior to June 30, 2015, the annual dividend rate was 4.35%. The dividend rate was reset on June 30, 2015 to a fixed annual dividend rate of 2.275% until June 30, 2020. Every five years thereafter, the dividend rate will reset to an annual rate equal to the 5-year Government of Canada bond yield plus 1.41%. The annual dividend per share in the table above is the amount paid per share in 2015. Holders of the Series 8R Shares will have the right, at their option, to convert their Series 8R Shares into Series 9QR Shares on June 30, 2020 and every five years thereafter.
(3)	Holders of the Series 9QR Shares are entitled to receive quarterly floating rate non-cumulative dividends at an annual rate equal to the then 3-month Government of Canada treasury bill yield plus 1.41%. The dividend rate for the period commencing on June 30, 2015 to but excluding September 30, 2015 was 2.075% per annum or $0.13 per share per quarter. The dividend rate for the period commencing on September 30, 2015 to but excluding December 31, 2015, was 1.786% per annum or $0.11 per share per quarter. Total dividends paid in 2015 were $0.24 per share. Holders of the Series 9QR Shares will have the right, at their option, to convert their Series 9QR Shares into Series 8R Shares on June 30, 2020 and on June 30 every five years thereafter.

Capital Adequacy

SLF Inc.

SLF Inc. is a non-operating insurance company. Prior to January 1, 2016, SLF Inc. was subject to OSFI’s Guideline A-2 – Capital Regime for Regulated Insurance Holding Companies and Non-Operating Life Companies, which sets out the framework to assess capital adequacy for regulated insurance holding companies and non-operating life companies (collectively, “Insurance Holding Companies”). In accordance with this guideline, SLF Inc. manages its capital in a manner commensurate with its risk profile and control environment, and SLF Inc.’s regulated subsidiaries comply with the capital adequacy requirements imposed in the jurisdictions in which they operate. SLF Inc.’s consolidated capital position is above its internal target. Effective January 1, 2016, Insurance Holding Companies are subject to the MCCSR capital rules which have been established by OSFI and Guideline A-2 will be repealed.

Sun Life Assurance

Sun Life Assurance, SLF Inc.’s principal operating life insurance subsidiary in Canada, is also subject to OSFI’s MCCSR capital rules. The Company expects to maintain an MCCSR ratio for Sun Life Assurance at or above 200%. With an MCCSR ratio of 240% as at December 31, 2015, Sun Life Assurance’s capital ratio is well above OSFI’s supervisory ratio of 150% and regulatory minimum ratio of 120%. The MCCSR calculation involves using qualifying models or applying quantitative factors to specific assets and liabilities based on a number of risk components to arrive at required capital and comparing this requirement to available capital to assess capital adequacy. Certain of these risk components, along with available capital, are sensitive to changes in equity markets and interest rates as outlined in the Risk Management section of this MD&A.

The following table shows the components of Sun Life Assurance’s MCCSR ratio for the last two years.

Sun Life Assurance MCCSR ($ millions)	2015	2014
Capital available
Retained earnings and contributed surplus	10,831	9,791
Accumulated other comprehensive income	2,194	923
Common and preferred shares	5,596	4,346
Innovative capital instruments and subordinated debt	1,047	1,047
Other	152	167
Less:
Goodwill	1,553	1,363
Non-life investments and other	1,880	1,770
Total capital available	16,387	13,141
Required capital
Asset default and market risks	4,078	3,672
Insurance risks	1,646	1,375
Interest rate risks	1,095	1,009
Total capital required	6,819	6,056
MCCSR ratio	240%	217%

78 Sun Life Financial Inc. Annual Report 2015	Management’s Discussion and Analysis

Sun Life Assurance’s MCCSR ratio was 240% as at December 31, 2015, which includes the issuance of $1,250 million of preferred shares by Sun Life Assurance to SLF Inc. in connection with the funding of the pending acquisition of Assurant EB, compared to 217% as at December 31, 2014. Excluding this impact, the increase in the MCCSR ratio over the period primarily results from earnings net of dividends to SLF Inc., partially offset by capital used to support new business and the impact of a partial recapture of a reinsurance arrangement. Additional details concerning the calculation of available capital and MCCSR are included in SLF Inc.’s 2015 AIF under the heading Regulatory Matters.

OSFI has released the 2016 MCCSR Guideline, which is effective for reporting periods commencing January 1, 2016. It is not expected that the changes in the 2016 MCCSR Guideline will have a material impact on Sun Life Assurance’s MCCSR ratio. As noted above, the 2016 MCCSR Guideline will be applicable to Insurance Holding Companies effective January 1, 2016. Effective the first quarter of 2016, we will disclose the MCCSR ratio of both SLF Inc. and Sun Life Assurance.

Foreign Life Insurance Companies

Foreign subsidiaries and foreign operations of SLF Inc. must comply with local capital or solvency requirements in the jurisdictions in which they operate. Our operations maintained capital levels above the minimum local regulatory requirements during 2015. Additional information on capital and regulatory requirements for our foreign subsidiaries and foreign operations is provided in SLF Inc.’s AIF under the heading Regulatory Matters.

In the U.S., as at December 31, 2015, we have two reinsurance arrangements with affiliated reinsurance captives, in Delaware and Vermont, relating to our closed block of individual universal life insurance products with no-lapse guarantee benefits issued in the U.S. In 2013, we completed the restructuring of a reinsurance arrangement, transitioning from a captive reinsurer domiciled outside of the U.S. to one domiciled in Delaware for certain universal life policies issued between January 2000 and February 2006. The financing of U.S. statutory reserve requirements in excess of those required under IFRS for the Delaware reinsurance captive is supported by a guarantee from SLF Inc. The Vermont reinsurance captive was established in 2007 for certain policies issued between March 2006 and December 2008. Under the Vermont captive structure, the related excess U.S. statutory reserve requirements are funded through a long-term financing arrangement established with an unrelated financial institution.

Financial Strength Ratings

Independent rating agencies assign credit ratings to securities issued by companies and assign financial strength ratings to financial institutions such as Sun Life Assurance.

The financial strength ratings assigned by rating agencies are intended to provide an independent view of the creditworthiness and financial strength of a financial institution. Each rating agency has developed its own methodology for the assessment and subsequent rating of life insurance companies.

Rating agencies do not assign a financial strength rating for SLF Inc., however, credit ratings are assigned to the securities issued by SLF Inc. and its subsidiaries and are described in SLF Inc.’s AIF under the heading Security Ratings.

The following table summarizes the financial strength ratings for Sun Life Assurance as at January 31, 2016 and December 31, 2014.

	Standard & Poor’s	Moody’s	A.M. Best	DBRS
January 31, 2016	AA-	Aa3	A+	AA(low)	(1)
December 31, 2014	AA-	Aa3	A+	IC-1

(1)	On December 17, 2015, DBRS published a new global insurance methodology, implementing the financial strength rating scale and withdrawing the previous claims paying ability rating.

All rating agencies currently have stable outlooks on Sun Life Assurance’s financial strength ratings. Rating agencies took the following actions on the financial strength rating of Sun Life Assurance throughout 2015:

•	March 30, 2015 – Standard & Poor’s affirmed the financial strength rating with a stable outlook.
•	July 9, 2015 – A.M. Best affirmed the financial strength rating with a stable outlook.
•	July 23, 2015 – Moody’s affirmed the financial strength rating with a stable outlook.
•	December 17, 2015 – DBRS assigned a financial strength rating of AA (low) with a stable outlook and withdrew the claims paying ability rating.

Off-Balance Sheet Arrangements

In the normal course of business, we are engaged in a variety of financial arrangements. The principal purposes of these arrangements are to earn management fees and additional spread on a matched book of business and to reduce financing costs.

While most of these activities are reflected on our balance sheet with respect to assets and liabilities, certain of them are either not recorded on our balance sheet or are recorded on our balance sheet in amounts that differ from the full contract or notional amounts. The types of off-balance sheet activities we undertake primarily include asset securitizations and securities lending.

Asset Securitizations

In the past, we sold mortgage or bond assets to non-consolidated structured entities, which may also purchase investment assets from third parties. Our securitized AUM held by these non-consolidated structured entities were $7 million as at December 31, 2015, compared to $15 million as at December 31, 2014.

However, the majority of our securitization activities are recorded on our Consolidated Statements of Financial Position. We securitize residential mortgages under the National Housing Act Mortgage-Backed Securities program sponsored by the CMHC. The

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2015 79

securitization of the residential mortgages with the CMHC does not qualify for derecognition and remains on our Consolidated Statements of Financial Position. Additional information on this program can be found in Note 5 to our 2015 Annual Consolidated Financial Statements.

Securities Lending

We lend securities in our investment portfolio to other institutions for short periods to generate additional fee income. We conduct our program only with well-established, reputable banking institutions that carry a minimum credit rating of “AA”. Collateral, which exceeds the fair value of the loaned securities, is deposited by the borrower with a lending agent, usually a securities custodian, and maintained by the lending agent until the underlying security has been returned to us. We monitor the fair value of the loaned securities on a daily basis with additional collateral obtained or refunded as the fair value fluctuates. Certain arrangements allow us to invest the cash collateral received for the securities loaned. Loaned securities are recognized in our Consolidated Statements of Financial Position as Invested Assets. As at December 31, 2015, we loaned securities with a carrying value of $1.4 billion for which the collateral held was $1.5 billion. This compares to loaned securities of $1.4 billion, with collateral of $1.5 billion as at December 31, 2014.

Commitments, Guarantees, Contingencies and Reinsurance Matters

In the normal course of business, we enter into leasing agreements, outsourcing arrangements and agreements involving indemnities to third parties. We are also engaged in arbitration proceedings from time to time with certain companies that have contracts to provide reinsurance to the Company. Information regarding our commitments, guarantees and contingencies are summarized in Note 24 to our 2015 Annual Consolidated Financial Statements. A table summarizing our financial liabilities and contractual obligations can be found in this MD&A in the section under the heading Risk Management – Liquidity Risk.

Accounting and Control Matters

Critical Accounting Policies and Estimates

Our significant accounting and actuarial policies are described in Notes 1, 2, 3, 5, 6, 7 and 11 of our 2015 Annual Consolidated Financial Statements. Management must make judgments involving assumptions and estimates, some of which may relate to matters that are inherently uncertain, under these policies. The estimates described below are considered particularly significant to understanding our financial performance. As part of our financial control and reporting, judgments involving assumptions and estimates are reviewed by the independent auditor and by other independent advisors on a periodic basis. Accounting policies requiring estimates are applied consistently in the determination of our financial results.

Benefits to Policyholders

General

The liabilities for insurance contracts represent the estimated amounts which, together with estimated future premiums and net investment income, will provide for outstanding claims, estimated future benefits, policyholders’ dividends, taxes (other than income taxes), and expenses on in-force insurance contracts.

In determining our liabilities for insurance contracts, assumptions must be made about mortality and morbidity rates, lapse and other policyholder behaviour, interest rates, equity market performance, asset default, inflation, expenses, and other factors over the life of our products. Most of these assumptions relate to events that are anticipated to occur many years in the future. Assumptions require significant judgment and regular review and, where appropriate, revision.

We use best estimate assumptions for expected future experience and apply margins for adverse deviations to provide for uncertainty in the choice of the best estimate assumptions. The amount of insurance contract liabilities related to the application of margins for adverse deviations to best estimate assumptions is called a provision for adverse deviations.

Best Estimate Assumptions

Best estimate assumptions are intended to be current, neutral estimates of the expected outcome as guided by Canadian actuarial standards of practice. The choice of best estimate assumptions takes into account current circumstances, past experience data (Company and/or industry), the relationship of past to expected future experience, anti-selection, the relationship among assumptions, and other relevant factors. For assumptions on economic matters, the assets supporting the liabilities and the expected policy for asset-liability management are relevant factors.

Margins for Adverse Deviations

The appropriate level of margin for adverse deviations on an assumption is guided by Canadian actuarial standards of practice. For most assumptions, the standard range of margins for adverse deviations is 5% to 20% of the best estimate assumption, and the actuary chooses from within that range based on a number of considerations related to the uncertainty in the determination of the best estimate assumption. The level of uncertainty, and hence the margin chosen, will vary by assumption and by line of business and other factors. Considerations that would tend to indicate a choice of margin at the high end of the range include:

•	The statistical credibility of the Company’s experience is too low to be the primary source of data for choosing the best estimate assumption
•	Future experience is difficult to estimate
•	The cohort of risks lacks homogeneity
•	Operational risks adversely impact the ability to estimate the best estimate assumption
•	Past experience may not be representative of future experience and the experience may deteriorate

80 Sun Life Financial Inc. Annual Report 2015	Management’s Discussion and Analysis

Provisions for adverse deviations in future interest rates are included by testing a number of scenarios of future interest rates, some of which are prescribed by Canadian actuarial standards of practice, and determining the liability based on the range of possible outcomes. A scenario of future interest rates includes, for each forecast period between the statement of financial position date and the last liability cash flow, interest rates for risk-free assets, premiums for asset default, rates of inflation, and an investment strategy consistent with the Company’s investment policy. The starting point for all future interest rate scenarios is consistent with the current market environment. If few scenarios are tested, the liability would be at least as great as the largest of the outcomes. If many scenarios are tested, the liability would be within a range defined by the average of the outcomes that are above the 60th percentile of the range of outcomes and the corresponding average for the 80th percentile.

Provisions for adverse deviations in future equity returns are included by scenario testing or by applying margins for adverse deviations. In blocks of business where the valuation of liabilities uses scenario testing of future equity returns, the liability would be within a range defined by the average of the outcomes that are above the 60th percentile of the range of outcomes and the corresponding average for the 80th percentile. In blocks of business where the valuation of liabilities does not use scenario testing of future equity returns, the margin for adverse deviations on common share dividends is between 5% and 20%, and the margin for adverse deviations on capital gains would be 20% plus an assumption that those assets reduce in value by 20% to 50% at the time when the reduction is most adverse. A 30% reduction is appropriate for a diversified portfolio of North American common shares and, for other portfolios, the appropriate reduction depends on the volatility of the portfolio relative to a diversified portfolio of North American common shares.

In choosing margins, we ensure that, when taken one at a time, each margin is reasonable with respect to the underlying best estimate assumption and the extent of uncertainty present in making that assumption, and also that, in aggregate, the cumulative impact of the margins for adverse deviations is considered reasonable with respect to the total amount of our insurance contract liabilities. Our margins are generally stable over time and are generally only revised to reflect changes in the level of uncertainty in the best estimate assumptions. Our margins tend to be at the high end of the range for expenses and future equity and real estate returns and in the mid-range for mortality, morbidity, policyholder behaviour, and future interest rates. When considering the aggregate impact of margins, the actuary assesses the consistency of margins for each assumption across each block of business to ensure there is no double counting or omission and to avoid choosing margins that might be mutually exclusive. In particular, the actuary chooses similar margins for blocks of business with similar characteristics, and also chooses margins that are consistent with other assumptions, including assumptions about economic factors. The actuary is guided by Canadian actuarial standards of practice in making these professional judgments about the reasonableness of margins for adverse deviations.

The best estimate assumptions and margins for adverse deviations are reviewed at least annually and revisions are made when appropriate. The choice of assumptions underlying the valuation of insurance contract liabilities is subject to external actuarial peer review.

Critical Accounting Estimates Key Risk Factors

Significant factors affecting the determination of policyholders’ benefits, the methodology by which they are determined, their significance to the Company’s financial condition and results of operations are described below.

Non-fixed Income Market Movements

We are exposed to equity markets through our segregated fund products (including variable annuities) that provide guarantees linked to underlying fund performance and through insurance products where the insurance contract liabilities are supported by non-fixed income assets.

For segregated fund products (including variable annuities), we have implemented hedging programs involving the use of derivative instruments to mitigate a large portion of the equity market risk associated with the guarantees. The cost of these hedging programs is reflected in the liabilities. The equity market risk associated with anticipated future fee income is not hedged.

The majority of non-fixed income assets which are designated as FVTPL support our participating and universal life products where investment returns are passed through to policyholders through routine changes in the amount of dividends declared or in the rate of interest credited. In these cases, changes in non-fixed income values are largely offset by changes in insurance contract liabilities.

Interest Rates

We generally maintain distinct asset portfolios for each major line of business. In the valuation of insurance contract liabilities, the future cash flows from insurance contracts and the assets that support them are projected under a number of interest rate scenarios, some of which are prescribed by Canadian actuarial standards of practice. Reinvestments and disinvestments take place according to the specifications of each scenario, and the liability is set based on the range of possible outcomes.

For certain products, including participating insurance and certain forms of universal life policies and annuities, policyholders share investment performance through routine changes in the amount of dividends declared or in the rate of interest credited. These products generally have minimum interest rate guarantees.

Hedging programs are in place to help mitigate the impact of interest rate movements.

Mortality

Mortality refers to the rates at which death occurs for defined groups of people. Life insurance mortality assumptions are generally based on the past five to ten years of experience. Our experience is combined with industry experience where our own experience is insufficient to be statistically valid. Assumed mortality rates for life insurance and annuity contracts include assumptions about future mortality improvement based on recent trends in population mortality and our outlook for future trends.

Morbidity

Morbidity refers to both the rates of accident or sickness and the rates of recovery therefrom. Most of our disability insurance is marketed on a group basis. We offer critical illness policies on an individual basis in Canada and Asia, long-term care on an individual basis in Canada, and medical stop-loss insurance is offered on a group basis in the U.S. In Canada, group morbidity assumptions are based on our five-year average experience, modified to reflect any emerging trend in recovery rates. For long-term care and critical

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illness insurance, assumptions are developed in collaboration with our reinsurers and are largely based on their experience. In the United States, our experience is used for both medical stop-loss and disability assumptions, with some consideration of industry experience.

Policy Termination Rates

Policyholders may allow their policies to lapse prior to the end of the contractual coverage period by choosing not to continue to pay premiums or by surrendering their policy for the cash surrender value. Assumptions for lapse experience on life insurance are generally based on our five-year average experience. Lapse rates vary by plan, age at issue, method of premium payment, and policy duration.

Premium Payment Patterns

For universal life contracts, it is necessary to set assumptions about premium payment patterns. Studies prepared by industry or the actuarial profession are used for products where our experience is insufficient to be statistically valid. Premium payment patterns usually vary by plan, age at issue, method of premium payment, and policy duration.

Operating Expenses and Inflation

Future policy-related expenses include the costs of premium collection, claims adjudication and processing, actuarial calculations, preparation and mailing of policy statements, and related indirect expenses and overheads. Expense assumptions are mainly based on our recent experience using an internal expense allocation methodology. Inflationary increases assumed in future expenses are consistent with the future interest rates used in scenario testing.

Asset Default

As required by Canadian actuarial standards of practice, insurance contract liabilities include a provision for possible future default of the assets supporting those liabilities. The amount of the provision for asset default included in the insurance contract liabilities is based on possible reductions in future investment yield that vary by factors such as type of asset, asset credit quality (rating), duration, and country of origin. The asset default assumptions are comprised of a best estimate plus a margin for adverse deviations, and are intended to provide for loss of both principal and income. Best estimate asset default assumptions by asset category and geography are derived from long-term studies of industry experience and the Company’s experience. Margins for adverse deviation are chosen from the standard range (of 25% to 100%) as recommended by Canadian actuarial standards of practice based on the amount of uncertainty in the choice of best estimate assumption. The credit quality of an asset is based on external ratings if available (public bonds) and internal ratings if not (mortgages and loans). Any assets without ratings are treated as if they are rated below investment grade.

In contrast to asset impairment provisions and changes in FVTPL assets arising from impairments, both of which arise from known credit events, the asset default provision in the insurance contract liabilities covers losses related to possible future (unknown) credit events. Canadian actuarial standards of practice require the asset default provision to be determined taking into account known impairments that are recognized elsewhere on the statement of financial position. The asset default provision included in the insurance contract liabilities is reassessed each reporting period in light of impairments, changes in asset quality ratings, and other events that occurred during the period.

Sensitivities to Best Estimate Assumptions

Our sensitivities relative to our best estimate assumptions are included in the table below. The sensitivities presented below are forward-looking statements. They are measures of our estimated net income sensitivity to changes in the best estimate assumptions in our insurance contract liabilities based on a starting point and business mix as of December 31, 2015 and as at December 31, 2014. They reflect the update of actuarial method and assumption changes described in this MD&A under the heading Assumption Changes and Management Actions. Where appropriate, these sensitivities take into account hedging programs in place as at December 31, 2015 and December 31, 2014. A description of these hedging programs can be found in this MD&A under the heading Market Risk. The sensitivity to changes in our accounting estimates in the table below represents the Company’s estimate of changes in market conditions or best estimate assumptions that are reasonably likely based on the Company’s and/or the industry’s historical experience and industry standards and best practices as at December 31, 2015 and December 31, 2014.

82 Sun Life Financial Inc. Annual Report 2015	Management’s Discussion and Analysis

Changes to the starting point for interest rates, equity market prices and business mix will result in different estimated sensitivities. Additional information regarding equity and interest rate sensitivities, including key assumptions, can be found in the Risk Management section of this MD&A under the heading Market Risk Sensitivities. The following table summarizes the impact these sensitivities would have on our net income.

Critical Accounting Estimate	Sensitivity	2015	2014
($ millions, after-tax)
Interest Rates	100 basis point parallel decrease in interest rates across the entire yield curve	(300)	(400)
	50 basis point parallel decrease in interest rates across the entire yield curve	(100)	(100)
	50 basis point parallel increase in interest rates across the entire yield curve	50	50
	100 basis point parallel increase in interest rates across the entire yield curve	50	100
Equity Markets	25% decrease across all equity markets	(350)	(250)
	10% decrease across all equity markets	(100)	(50)
	10% increase across all equity markets	100	50
	25% increase across all equity markets	300	150
	1% reduction in assumed future equity and real estate returns	(420)	(380)
Mortality	2% increase in the best estimate assumption for insurance products – where higher mortality would be financially adverse	(35)	(30)
	2% decrease in the best estimate assumption for annuity products – where lower mortality would be financially adverse	(115)	(105)
Morbidity	5% adverse change in the best estimate assumption	(140)	(150)
Policy Termination Rates	10% decrease in the termination rate – where fewer terminations would be financially adverse	(245)	(240)
	10% increase in the termination rate – where more terminations would be financially adverse	(120)	(100)
Operating Expenses and Inflation	5% increase in unit maintenance expenses	(180)	(155)

Fair Value of Financial Assets and Liabilities

Debt securities, equity securities and certain other invested assets are designated as FVTPL or AFS and are recorded at fair value in our Consolidated Statements of Financial Position. Changes in fair value of assets designated as FVTPL, and realized gains and losses on sale of FVTPL assets are recorded in income. Changes in fair value of AFS assets are recorded in OCI. For foreign currency translation, exchange differences calculated on the amortized cost of AFS debt securities are recognized in income and other changes in carrying amount are recognized in OCI. The exchange differences from the translation of AFS equity securities and other invested assets are recognized in OCI. Net impairment losses and realized gains and losses on sale of AFS assets are reclassified from OCI to income.

The fair value of government and corporate debt securities is determined using quoted prices in active markets for identical or similar securities. When quoted prices in active markets are not available, fair value is determined using market standard valuation methodologies, which include discounted cash flow analysis, consensus pricing from various broker dealers that are typically the market makers, or other similar techniques. The assumptions and valuation inputs in applying these market standard valuation methodologies are determined primarily using observable market inputs, which include, but are not limited to, benchmark yields, reported trades of identical or similar instruments, broker-dealer quotes, issuer spreads, bid prices, and reference data including market research publications. In limited circumstances, non-binding broker quotes are used.

The fair value of asset-backed securities is determined using quoted prices in active markets for identical or similar securities, when available, or valuation methodologies and valuation inputs similar to those used for government and corporate debt securities. Additional valuation inputs include structural characteristics of the securities, and the underlying collateral performance, such as prepayment speeds and delinquencies. Expected prepayment speeds are based primarily on those previously experienced in the market at projected future interest rate levels. In instances where there is a lack of sufficient observable market data to value the securities, non-binding broker quotes are used.

The fair value of equity securities is determined using quoted prices in active markets for identical securities or similar securities. When quoted prices in active markets are not available, fair value is determined using equity valuation models, which include discounted cash flow analysis and other techniques that involve benchmark comparison. Valuation inputs primarily include projected future operating cash flows and earnings, dividends, market discount rates, and earnings multiples of comparable companies.

Mortgages and loans are generally carried at amortized cost. The fair value of mortgages and loans, for disclosure purposes, is determined by discounting the expected future cash flows using a current market interest rate applicable to financial instruments with a similar yield, credit quality and maturity characteristics. Valuation inputs typically include benchmark yields and risk-adjusted spreads from current lending activities or loan issuances. The risk-adjusted spreads are determined based on the borrower’s credit and liquidity, as well as term and other loan-specific features. Long-term mortgages and loans are generally categorized in Level 3 of the fair value hierarchy. The significant unobservable input is a portion of these risk adjusted spreads at or beyond the 20 year point for mortgages and at or beyond the 10 year point for loans.

Derivative financial instruments are recorded at fair value with changes in fair value recorded in income unless the derivative is part of a qualifying hedging relationship for accounting purposes. The fair value of derivative financial instruments depends upon derivative types. The fair value of exchange-traded futures and options is determined using quoted prices in active markets, while the fair value of

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2015 83

OTC derivatives is determined using pricing models, such as discounted cash flow analysis or other market standard valuation techniques, with primarily observable market inputs. Valuation inputs used to price OTC derivatives may include swap interest rate curves, foreign exchange spot and forward rates, index prices, the value of underlying securities, projected dividends, volatility surfaces, and in limited circumstances, counterparty quotes.

The fair value of OTC derivative financial instruments also includes credit valuation adjustments to reflect the credit risk of both the derivative counterparty and ourselves as well as the impact of contractual factors designed to reduce our credit exposure, such as collateral and legal rights of offset under master netting agreements. Inputs into determining the appropriate credit valuation adjustments are typically obtained from publicly available information and include credit default swap spreads when available, credit spreads derived from specific bond yields, or published cumulative default experience data adjusted for current trends when credit default swap spreads are not available.

The fair value of other invested assets is determined using quoted prices in active markets for identical securities or similar securities. When quoted prices in active markets are not available, fair value is determined using equity valuation models, which include discounted cash flow analysis and other techniques that involve benchmark comparison. Valuation inputs primarily include projected future operating cash flows and earnings, dividends, market discount rates, and earnings multiples of comparable companies.

Investment properties are recorded at fair value with changes in fair value recorded in income. The fair value of investment properties is generally determined using property valuation models that are based on expected capitalization rates and models that discount expected future net cash flows at current market interest rates reflective of the characteristics, and location of each property. Expected future net cash flows include contractual and projected cash flows, forecasted operating expenses, and take into account interest, rental and occupancy rates derived from market surveys. The estimates of future cash inflows, in addition to expected rental income from current leases, include projected income from future leases based on significant assumptions that are consistent with current market conditions. The future rental rates are estimated depending on the actual location, type and quality of the properties, and taking into account market data and projections at the valuation date. The fair values are typically compared to market-based information, including recent transactions involving comparable assets for reasonability. The methodologies and inputs used in these models are in accordance with real estate industry valuation standards. Valuations are prepared externally or internally by professionally accredited real estate appraisers.

The fair value of short-term securities is approximated by their carrying amount adjusted for credit risk where appropriate.

Due to their nature, the fair value of policy loans and cash are assumed to be equal to their carrying values, which is the amount these assets are recorded at in our Consolidated Statements of Financial Position.

Investments for accounts of segregated fund holders are recorded at fair value with changes in fair value recorded in income. The fair value of investments for accounts of segregated fund holders is determined using quoted prices in active markets or independent valuation information provided by investment managers. The fair value of direct investments within investments for accounts of segregated fund holders, such as short-term securities and government and corporate debt securities, is determined according to valuation methodologies and inputs described above in the respective asset type sections.

The fair value of the secured borrowings from mortgage securitization is based on the methodologies and assumptions as described above for asset-backed securities.

The methodologies and assumptions for determining the fair values of investment contract liabilities are included in Note 11.B of our Consolidated Financial Statements.

We categorize our assets and liabilities carried at fair value, based on the priority of the inputs to the valuation techniques used to measure fair value, into a three-level fair value hierarchy as follows:

Level 1: Fair value is based on the unadjusted quoted prices for identical assets or liabilities in an active market. The types of assets and liabilities classified as Level 1 generally include cash and cash equivalents, certain U.S. government and agency securities, exchange-traded equity securities, and certain segregated and mutual fund units held for account of segregated fund holders.

Level 2: Fair value is based on quoted prices for similar assets or liabilities traded in active markets, or prices from valuation techniques that use significant observable inputs, or inputs that are derived principally from or corroborated with observable market data through correlation or other means. The types of assets and liabilities classified as Level 2 generally include Canadian federal, provincial and municipal government, other foreign government and corporate debt securities, certain asset-backed securities, OTC derivatives, and certain segregated and mutual fund units held for account of segregated fund holders.

Level 3: Fair value is based on valuation techniques that require one or more significant inputs that are not based on observable market inputs. These unobservable inputs reflect our expectations about the assumptions market participants would use in pricing the asset or liability. The types of assets and liabilities classified as Level 3 generally include certain corporate bonds, certain other invested assets, and investment properties.

As pricing inputs become more or less observable, assets are transferred between levels in the hierarchy. Total gains and losses in income and OCI are calculated assuming transfers into or out of Level 3 occur at the beginning of the period. For a financial instrument that transfers into Level 3 during the reporting period, the entire change in fair value for the period is included in the Level 3 reconciliation schedule in Note 5 to our 2015 Annual Consolidated Financial Statements. For transfers out of Level 3 during the reporting period, the change in fair value for the period is excluded from the Level 3 reconciliation schedule in Note 5 to our 2015 Annual Consolidated Financial Statements. Transfers into Level 3 occur when the inputs used to price the financial instrument lack observable market data and as a result, no longer meet the Level 1 or 2 criteria at the reporting date. Transfers out of Level 3 occur when the pricing inputs become more transparent and satisfy the Level 1 or 2 criteria at the reporting date.

Transfers into and out of Level 3 for financial assets were $142 million and $1,097 million for the year ended December 31, 2015, respectively, compared to $82 million and $928 million, respectively, for the year ended December 31, 2014. The total amount of the net realized/unrealized gains/(losses) related to financial instruments transferred out of Level 3 during the period, which were excluded from the Level 3 reconciliation, was a loss of $13 million as at December 31, 2015 compared to a gain of $34 million as at December 31, 2014.

84 Sun Life Financial Inc. Annual Report 2015	Management’s Discussion and Analysis

Additional information on the fair value measurement of investments can be found in Note 5 of our 2015 Annual Consolidated Financial Statements.

Impairment

Management assesses debt and equity securities, mortgages and loans and other invested assets for objective evidence of impairment at each reporting date. Financial assets are impaired and impairment losses are incurred if there is objective evidence of impairment as a result of one or more loss events that have an impact on the estimated future cash flows that can be reliably estimated. Objective evidence of impairment generally includes significant financial difficulty of the issuer, including actual or anticipated bankruptcy or defaults and delinquency in payments of interest or principal or disappearance of an active market for the financial assets. All equity instruments in an unrealized loss position are reviewed to determine if objective evidence of impairment exists. Objective evidence of impairment for an investment in an equity instrument or other invested asset also includes, but is not limited to, the financial condition and near-term prospects of the issuer, including information about significant changes with adverse effects that have taken place in the technological, market, economic or legal environment in which the issuer operates, and a significant or prolonged decline in the fair value of an equity instrument or other invested asset below its cost.

Additional information on the impairment of financial assets can be found in Notes 1 and 6 of our 2015 Annual Consolidated Financial Statements.

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the net identifiable tangible and intangible assets of the acquired businesses. Goodwill is carried at original cost less any impairment subsequently incurred. Goodwill is assessed for impairment annually or more frequently if events or circumstances occur that may result in the recoverable amount of a CGU falling below its carrying value. A CGU is the smallest identifiable group of assets that generates cash inflows that are independent of cash inflows from other groups of assets. The goodwill balances are allocated to either individual or groups of CGUs that are expected to benefit from the synergies of the business combination. Goodwill impairment is quantified by comparing a CGU’s carrying value to its recoverable amount, which is the higher of fair value less cost to sell and value in use. Impairment losses are recognized immediately and may not be reversed in future periods.

No impairment charges were recognized in 2015. We had a carrying value of $4.6 billion in goodwill as at December 31, 2015. Additional information on goodwill can be found in Note 10 of our 2015 Annual Consolidated Financial Statements.

Intangible Assets

Intangible assets consist of finite life and indefinite life intangible assets. Finite life intangible assets are amortized on a straight-line basis over varying periods of up to 40 years, and are charged through operating expenses. The useful lives of finite life intangible assets are reviewed annually, and the amortization is adjusted as necessary. Indefinite life intangibles are not amortized, and are assessed for impairment annually or more frequently if events or changes in circumstances indicate that the asset may be impaired. Impairment is assessed by comparing the carrying values of the indefinite life intangible assets to their recoverable amounts. If the carrying values of the indefinite life intangibles exceed their recoverable amounts, these assets are considered impaired, and a charge for impairment is recognized in our Consolidated Statements of Operations. The recoverable amount of intangible assets is determined using various valuation models, which require management to make certain judgments and assumptions that could affect the estimates of the recoverable amount. Impairment charges of $4 million were recognized in 2015.

As at December 31, 2015 our finite life intangible assets had a carrying value of $806 million, which reflected the value of the field force, asset administration contracts, and client relationships acquired as part of the Clarica, CMG Asia, Genworth EBG, Ryan Labs, Prime Advisors, and Bentall Kennedy acquisitions, as well as software costs. Our indefinite life intangible assets had a carrying value of $673 million as at December 31, 2015. The value of the indefinite life intangible assets reflected fund management contracts of MFS and Bentall Kennedy.

Income Taxes

Income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. Deferred income tax is provided using the liability method. Our provision for income taxes is calculated based on the tax rates and tax laws that have been enacted or substantially enacted by the end of the reporting period.

As a multinational organization, we are subject to taxation in numerous jurisdictions. We seek to operate in a tax efficient manner while ensuring that we are in compliance with all laws and regulations. The determination of the required provision for current and deferred income taxes requires that we interpret tax legislation in the jurisdictions in which we operate and that we make assumptions about the expected timing of realization of deferred income tax assets and liabilities. Tax laws are complex and their interpretation requires significant judgment. The provision for income taxes reflects management’s interpretation of the relevant tax laws and its best estimate of the income tax implications of the transactions and events during the period. We believe that our provisions for uncertain tax positions appropriately reflect the risk of tax positions that are under audit, dispute or appeal with tax authorities, or which are otherwise considered to involve uncertainty. The adequacy of our tax provision is reviewed at the end of each reporting period. To the extent that our interpretations differ from those of tax authorities or the timing of realization is not as expected, the provision for income taxes may increase or decrease in future periods to reflect actual experience. The amount of any increase or decrease cannot be reasonably estimated.

Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax losses and unused tax credits to the extent that it is probable that taxable profit will be available against which the temporary differences, unused tax losses and unused tax credits can be utilized. At each reporting period, we assess all available evidence, both positive and negative, to determine the amount of deferred income tax assets to be recorded. If it is probable that the benefit of tax losses and tax deductions will not be realized, a deferred income tax asset is not recognized. The assessment requires significant estimates and judgment about future events based on the information available at the reporting date.

From time to time, local governments in countries in which we operate enact changes to statutory corporate income tax rates. These changes require us to review and re-measure our deferred tax assets and liabilities as of the date of enactment. As of December 31,

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2015, our net deferred tax asset in the Consolidated Statements of Financial Position was $967 million, primarily in the U.S. and Canada. Any future tax rate reductions in jurisdictions where we carry a net deferred tax asset, could result in a reduction in the carrying value of the deferred tax asset and a corresponding income tax expense at the time of substantial enactment of a rate reduction.

Pension Plans and Other Post-Retirement Benefits

The Company sponsors defined benefit pension plans and defined contribution plans for eligible employees. All of our material defined benefit plans worldwide are closed to new entrants with new hires participating in defined contribution plans. Our defined benefit pension plans offer benefits based on length of service and final average earnings and certain plans offer some indexation of benefits. We maintain certain supplementary non-contributory defined benefit pension arrangements for eligible employees, which are primarily for benefits which are in excess of local tax limits. In addition to these plans, in some countries the Company sponsors certain post-retirement benefit plans (for medical, dental and/or life insurance benefits) for eligible qualifying employees and their dependents who meet certain requirements.

In Canada, since January 1, 2009, all new employees participate in a defined contribution plan, while existing employees continue to accrue future benefits in the prior plan which provides a defined benefit plan and an optional contributory defined contribution plan.

With the closure of the Canadian defined benefit plans to new entrants, the volatility associated with future service accruals for active members has been limited and will decline over time. As at December 31, 2015, there are no active members in the U.K. and no active employees accruing future service benefits in the U.S. defined benefit plans.

The major risks remaining in relation to past service obligations are increases in liabilities due to a decline in discount rates, greater life expectancy than assumed and adverse asset returns. We continue to implement our plan to de-risk our material defined benefit pension plans Company-wide by systematically shifting the pension asset mix towards liability matching investments over the next few years. The target for our significant plans is to minimize volatility in funded status arising from changes in discount rates and exposure to equity markets.

Due to the long-term nature of these defined benefit plans, the calculation of benefit expenses and accrued benefit obligations depends on various assumptions, including discount rates, rates of compensation increases, health care cost trend rates, retirement ages, mortality rates and termination rates. Based upon consultation with external pension actuaries, management determines the assumptions used for these plans on an annual basis. The discount rate used is based on market yields of high-quality corporate bonds that are denominated in the same currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related obligation.

Actual experience may differ from that assumed, which would impact the valuation of defined benefit plans and the level of benefit expenses recognized in future years. Details of our pension and post-retirement benefit plans and the key assumptions used for the valuation these plans are included in Note 26 of our 2015 Annual Consolidated Financial Statements.

Changes in Accounting Policies

We have included in this section a summary of changes in accounting policies. Where there are references to Notes, these are part of our 2015 Annual Consolidated Financial Statements.

New and Amended International Financial Reporting Standards Adopted in 2015

We have adopted a narrow-scope amendment to IAS 19 Employee Benefits in the current year. Refer to Note 2 of our 2015 Annual Consolidated Financial Statements for details of this change.

New and Amended International Financial Reporting Standards to be Adopted in 2016

Several amended IFRS were issued by the IASB that are effective for annual periods beginning on or after January 1, 2016, and are expected to be adopted by us in 2016. These include amendments to IFRS 11 Joint Arrangements, IAS 16 Property, Plant and Equipment, IAS 38 Intangible Assets, the standards amended by Annual Improvements to IFRSs 2012-2014 Cycle and Investment Entities: Applying the Consolidation Exception (Amendments to IFRS 10, IFRS 12 and IAS 28). Refer to Note 2 of our 2015 Annual Consolidated Financial Statements for details of these changes.

In December 2014, Disclosure Initiative was issued, which amends IAS 1 Presentation of Financial Statements. The amendments are designed to encourage entities to use professional judgment to determine what information to disclose in the financial statements and accompanying notes by clarifying the guidance on materiality, presentation, and note structure. The amendments also require separate disclosure of other comprehensive income attributable to joint ventures and associates, classified by nature. These amendments are effective for annual periods beginning on or after January 1, 2016. We will provide this disclosure in our 2016 Consolidated Financial Statements.

New and Amended International Financial Reporting Standards to be Adopted in 2017 or Later

The following new standards were issued by the IASB and are expected to be adopted by us in 2017 or later.

In May 2014, IFRS 15 Revenue from Contracts with Customers (“IFRS 15”) was issued, which replaces IAS 11 Construction Contracts, IAS 18 Revenue and various interpretations. IFRS 15 establishes principles about the nature, amount, timing, and uncertainty of revenue arising from contracts with customers. IFRS 15 requires entities to recognize revenue to reflect the transfer of goods or services to customers measured at the amounts an entity expects to be entitled to in exchange for those goods or services. In September 2015, the IASB deferred the effective date of IFRS 15 from January 1, 2017 to annual periods beginning on or after January 1, 2018. IFRS 15 is to be applied retrospectively, or on a modified retrospective basis. Insurance and investment contracts are not in the scope of this standard. We are currently assessing the impact the adoption of this standard will have on our Consolidated Financial Statements.

86 Sun Life Financial Inc. Annual Report 2015	Management’s Discussion and Analysis

In July 2014, the final version of IFRS 9 Financial Instruments (“IFRS 9”) was issued, which replaces IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 includes guidance on the classification and measurement of financial instruments, impairment of financial assets, and hedge accounting. Financial asset classification is based on the cash flow characteristics and the business model in which an asset is held. The classification determines how a financial instrument is accounted for and measured. IFRS 9 also introduces an impairment model for financial instruments not measured at fair value through profit or loss that requires recognition of expected losses at initial recognition of a financial instrument and the recognition of full lifetime expected losses if certain criteria are met. In addition, a new model for hedge accounting was introduced to achieve better alignment with risk management activities. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, to be applied retrospectively, or on a modified retrospective basis. In December 2015, the IASB published an exposure draft that proposes amendments to IFRS 4 Insurance Contracts (“IFRS 4”), which will allow insurance entities to be temporarily exempt from applying IFRS 9 if certain conditions are met. The IASB is currently developing a standard that will replace IFRS 4 and the proposed amendments will provide an option for certain insurers to be temporarily exempt from applying IFRS 9 until the earlier of the effective date of the replacement standard for IFRS 4 and 2021. We are currently assessing the impact the adoption of these standards will have on our Consolidated Financial Statements.

In September 2014, Sale or Contribution of Assets between an Investor and its Associate or Joint Venture was issued, which amends IFRS 10 Consolidated Financial Statements and IAS 28 Investments in Associates and Joint Ventures. These amendments provide guidance on the accounting for a sale or contribution of assets or businesses between an investor and its associate or joint venture. In December 2015, the IASB deferred the effective date of these amendments indefinitely pending the outcome of its research project on the equity method of accounting.

In January 2016, IFRS 16 Leases (“IFRS 16”) was issued, which replaces IAS 17 Leases, and related interpretations. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases for both lessees and lessors. For lessees, IFRS 16 removes the classification of leases as either operating or financing and requires that all leases be recognized on the statement of financial position, with certain exemptions that include leases of 12 months or less. The accounting for lessors is substantially unchanged. The standard is effective for annual periods beginning on or after January 1, 2019, to be applied retrospectively, or on a modified retrospective basis. We are currently assessing the impact the adoption of this standard will have on our Consolidated Financial Statements.

In January 2016, IASB issued narrow-scope amendments to IAS 12 Income Taxes. The amendments clarify how to account for deferred tax assets related to unrealized losses on debt instruments measured at fair value. The amendments are effective for annual periods beginning on or after January 1, 2017. The amendments are to be applied retrospectively, with certain relief available upon transition. We are currently assessing the impact the adoption of these amendments will have on our Consolidated Financial Statements.

In January 2016, Disclosure Initiative (Amendments to IAS 7) was issued, which amends IAS 7 Statement of Cash Flows. The amendments require entities to provide disclosure that enables users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes. The amendments are effective for annual periods beginning on or after January 1, 2017, to be applied prospectively. We are currently assessing the impact the adoption of these amendments will have on our Consolidated Financial Statements.

Future Accounting Changes

In June 2013, the IASB issued its second exposure draft on Insurance Contracts, the replacement standard for IFRS 4. The IASB continued its deliberations on the comments received on this exposure draft during 2015 and we continue to monitor the developments related to this new standard. The IASB expects to complete its deliberations in 2016 and issue a final standard later that year. Although a specific effective date has not been proposed, the IASB expects the standard to be effective approximately three years after the issuance of a final standard, and not before 2020.

Disclosure Controls and Procedures

The Company has established disclosure controls and procedures that are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s President and CEO, Executive Vice-President and CFO, and Executive Vice-President, Chief Legal Officer and Public Affairs, on a timely basis so that appropriate decisions can be made regarding public disclosure.

An evaluation of the effectiveness of our disclosure controls and procedures, as defined under rules adopted by the Canadian securities regulatory authorities and the SEC, as of December 31, 2015, was carried out under the supervision of and with the participation of the Company’s management, including the CEO and the CFO. Based on our evaluation, the CEO and the CFO concluded that the design and operation of these disclosure controls and procedures were effective as of December 31, 2015.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our financial statements in accordance with IFRS.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

We conducted an assessment of the effectiveness of our internal control over financial reporting, as of December 31, 2015, based on the framework and criteria established in Internal Control-Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that assessment, we have concluded that our internal control over financial reporting was effective as of December 31, 2015.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2015 87

Our internal control over financial reporting, as of December 31, 2015, has been audited by Deloitte LLP, the Company’s Independent Registered Chartered Accountants, who also audited our Consolidated Financial Statements for the year ended December 31, 2015. As stated in the Report of Independent Registered Public Accounting Firm, they have expressed an unqualified opinion on our internal control over financial reporting as of December 31, 2015.

Changes in Internal Control over Financial Reporting

No changes were made in our internal control over financial reporting for the period which began on January 1, 2015 and ended December 31, 2015 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

Legal and Regulatory Proceedings

We are regularly involved in legal actions, both as a defendant and as a plaintiff. Information on legal and regulatory proceedings can be found in Note 24 of our 2015 Annual Consolidated Financial Statements.

88 Sun Life Financial Inc. Annual Report 2015	Management’s Discussion and Analysis

CONSOLIDATED

FINANCIAL STATEMENTS

AND NOTES

Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2015 89

Financial Reporting Responsibilities

Management is responsible for preparing the Consolidated Financial Statements. This responsibility includes selecting appropriate accounting policies and making estimates and other judgments consistent with International Financial Reporting Standards. The financial information presented elsewhere in the annual report to shareholders is consistent with these Consolidated Financial Statements.

The Board of Directors (“Board”) oversees management’s responsibilities for financial reporting. An Audit & Conduct Review Committee of non-management directors is appointed by the Board to review the Consolidated Financial Statements and report to the Board prior to their approval of the Consolidated Financial Statements for issuance to shareholders. Other key responsibilities of the Audit & Conduct Review Committee include reviewing the Company’s existing internal control procedures and planned revisions to those procedures, and advising the Board on auditing matters and financial reporting issues.

Management is also responsible for maintaining systems of internal control that provide reasonable assurance that financial information is reliable, that all financial transactions are properly authorized, that assets are safeguarded, and that Sun Life Financial Inc. and its subsidiaries, collectively referred to as “the Company”, adhere to legislative and regulatory requirements. These systems include the communication of policies and the Company’s Code of Business Conduct throughout the organization. Internal controls are reviewed and evaluated by the Company’s internal auditors.

Management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting, as of December 31, 2015, based on the framework and criteria established in Internal Control — Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that assessment, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2015.

The Audit & Conduct Review Committee also conducts such review and inquiry of management and the internal and external auditors as it deems necessary towards establishing that the Company is employing appropriate systems of internal control, is adhering to legislative and regulatory requirements and is applying the Company’s Code of Business Conduct. Both the internal and external auditors and the Company’s Appointed Actuary have full and unrestricted access to the Audit & Conduct Review Committee with and without the presence of management.

The Office of the Superintendent of Financial Institutions, Canada conducts periodic examinations of the Company. These examinations are designed to evaluate compliance with provisions of the Insurance Companies Act (Canada) and to ensure that the interests of policyholders, depositors, and the public are safeguarded. The Company’s foreign operations and foreign subsidiaries are examined by regulators in their local jurisdictions.

The Company’s Appointed Actuary, who is a member of management, is appointed by the Board to discharge the various actuarial responsibilities required under the Insurance Companies Act (Canada), and conducts the valuation of the Company’s actuarial liabilities. The role of the Appointed Actuary is described in more detail in Note 11. The report of the Appointed Actuary accompanies these Consolidated Financial Statements.

The Company’s external auditor, Deloitte LLP, Independent Registered Public Accounting Firm, has audited the Company’s internal control over financial reporting as of December 31, 2015, in addition to auditing the Company’s Consolidated Financial Statements for the years ended December 31, 2015 and December 31, 2014. Its reports to the Board and shareholders express unqualified opinions and accompany these Consolidated Financial Statements. Deloitte LLP meets separately with both management and the Audit & Conduct Review Committee to discuss the results of its audit.

Dean A. Connor	Colm J. Freyne, CPA, CA
President and Chief Executive Officer	Executive Vice-President and Chief Financial Officer

Toronto, Canada

February 10, 2016

90 Sun Life Financial Inc. Annual Report 2015	Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF OPERATIONS

For the years ended December 31, (in millions of Canadian dollars except for per share amounts)	2015	2014
Revenue
Premiums
Gross	$16,824	$15,499
Less: Ceded	6,429	5,503
Net premiums	10,395	9,996
Net investment income (loss):
Interest and other investment income (Note 5)	5,288	4,941
Fair value and foreign currency changes on assets and liabilities (Note 5)	(1,961)	6,172
Net gains (losses) on available-for-sale assets	228	202
Net investment income (loss)	3,555	11,315
Fee income (Note 18)	5,324	4,453
Total revenue	19,274	25,764
Benefits and expenses
Gross claims and benefits paid (Note 11)	14,086	12,816
Increase (decrease) in insurance contract liabilities (Note 11)	1,261	8,920
Decrease (increase) in reinsurance assets (Note 11)	(505)	13
Increase (decrease) in investment contract liabilities (Note 11)	(29)	70
Reinsurance expenses (recoveries) (Note 12)	(6,146)	(5,411)
Commissions	2,100	1,889
Net transfer to (from) segregated funds (Note 23)	(43)	(30)
Operating expenses (Note 19)	5,037	4,537
Premium taxes	292	251
Interest expense	322	336
Total benefits and expenses	16,375	23,391
Income (loss) before income taxes	2,899	2,373
Less: Income tax expense (benefit) (Note 21)	599	491
Total net income (loss)	2,300	1,882
Less: Net income (loss) attributable to participating policyholders	15	9
Shareholders’ net income (loss)	2,285	1,873
Less: Preferred shareholders’ dividends	100	111
Common shareholders’ net income (loss)	$2,185	$1,762

Average exchange rates during the reporting periods:
U.S. dollars	1.28	1.10
U.K. pounds	1.95	1.82

Earnings (loss) per share (Note 27)
Basic earnings (loss) per share	$3.57	$2.88
Diluted earnings (loss) per share	$3.55	$2.86

Dividends per common share	$1.51	$1.44
The attached notes form part of these Consolidated Financial Statements.

Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2015 91

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

For the years ended December 31, (in millions of Canadian dollars)	2015	2014
Total net income (loss)	$2,300	$1,882
Other comprehensive income (loss), net of taxes:
Items that may be reclassified subsequently to income:
Change in unrealized foreign currency translation gains (losses):
Unrealized gains (losses) before net investment hedges	1,689	681
Unrealized gains (losses) on net investment hedges	(32)	(13)
Change in unrealized gains (losses) on available-for-sale assets:
Unrealized gains (losses)	(174)	367
Reclassifications to net income (loss)	(124)	(148)
Change in unrealized gains (losses) on cash flow hedges:
Unrealized gains (losses)	3	14
Reclassifications to net income (loss)	(6)	(21)
Total items that may be reclassified subsequently to income	1,356	880
Items that will not be reclassified subsequently to income:
Remeasurement of defined benefit plans	(49)	(137)
Total items that will not be reclassified subsequently to income	(49)	(137)
Total other comprehensive income (loss)	1,307	743
Total comprehensive income (loss)	3,607	2,625
Less: Participating policyholders’ comprehensive income (loss)	27	14
Shareholders’ comprehensive income (loss)	$3,580	$2,611

INCOME TAXES INCLUDED IN OTHER COMPREHENSIVE INCOME (LOSS)

For the years ended December 31, (in millions of Canadian dollars)	2015	2014
Income tax benefit (expense):
Items that may be reclassified subsequently to income:
Unrealized foreign currency translation gains / losses, including net investment hedges	$(18)	$2
Unrealized gains / losses on available-for-sale assets	61	(99)
Reclassifications to net income for available-for-sale assets	54	36
Unrealized gains / losses on cash flow hedges	(1)	(5)
Reclassifications to net income for cash flow hedges	2	7
Total items that may be reclassified subsequently to income	98	(59)
Items that will not be reclassified subsequently to income:
Remeasurement of defined benefit plans	12	63
Total items that will not be reclassified subsequently to income	12	63
Total income tax benefit (expense) included in other comprehensive income (loss)	$110	$4

The attached notes form part of these Consolidated Financial Statements.

92 Sun Life Financial Inc. Annual Report 2015	Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at December 31, (in millions of Canadian dollars)	2015	2014
Assets
Cash, cash equivalents and short-term securities (Note 5)	$8,983	$6,818
Debt securities (Notes 5 and 6)	69,896	66,214
Equity securities (Notes 5 and 6)	5,313	5,223
Mortgages and loans (Notes 5 and 6)	39,103	33,679
Derivative assets (Notes 5 and 6)	1,866	1,839
Other invested assets (Note 5)	3,111	2,375
Policy loans (Note 5)	3,151	2,895
Investment properties (Note 5)	6,540	6,108
Invested assets	137,963	125,151
Other assets (Note 8)	3,931	3,429
Reinsurance assets (Notes 11 and 12)	5,386	4,042
Deferred tax assets (Note 21)	1,372	1,230
Property and equipment (Note 9)	636	555
Intangible assets (Note 10)	1,479	895
Goodwill (Note 10)	4,646	4,117
Total general fund assets	155,413	139,419
Investments for account of segregated fund holders (Note 23)	91,440	83,938
Total assets	$246,853	$223,357
Liabilities and equity
Liabilities
Insurance contract liabilities (Note 11)	$110,227	$101,228
Investment contract liabilities (Note 11)	2,913	2,819
Derivative liabilities (Notes 5 and 6)	3,378	1,603
Deferred tax liabilities (Note 21)	405	155
Other liabilities (Note 13)	12,332	9,725
Senior debentures (Note 14)	2,248	2,849
Subordinated debt (Note 15)	2,492	2,168
Total general fund liabilities	133,995	120,547
Insurance contracts for account of segregated fund holders (Note 23)	83,670	76,736
Investment contracts for account of segregated fund holders (Note 23)	7,770	7,202
Total liabilities	$225,435	$204,485
Equity
Issued share capital and contributed surplus	$10,900	$10,805
Retained earnings and accumulated other comprehensive income	10,518	8,067
Total equity	$21,418	$18,872
Total liabilities and equity	$246,853	$223,357

Exchange rates at the end of the reporting periods:
U.S. dollars	1.38	1.16
U.K. pounds	2.04	1.81

The attached notes form part of these Consolidated Financial Statements.

Approved on behalf of the Board of Directors on February 10, 2016.

Dean A. Connor	William D. Anderson
President and Chief Executive Officer	Director

Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2015 93

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years ended December 31, (in millions of Canadian dollars)	2015	2014
Shareholders:
Preferred shares (Note 16)
Balance, beginning of year	$2,257	$2,503
Redemption of preferred shares	–	(246)
Balance, end of year	2,257	2,257
Common shares (Note 16)
Balance, beginning of year	8,465	8,304
Stock options exercised	54	83
Common shares purchased for cancellation	(74)	(13)
Issued under dividend reinvestment and share purchase plan	88	91
Issued as consideration for business acquisition (Note 3)	34	–
Balance, end of year	8,567	8,465
Contributed surplus
Balance, beginning of year	83	95
Share-based payments	3	4
Stock options exercised	(10)	(16)
Balance, end of year	76	83
Retained earnings
Balance, beginning of year	6,762	5,899
Net income (loss)	2,285	1,873
Redemption of preferred shares (Note 16)	–	(4)
Dividends on common shares	(918)	(869)
Dividends on preferred shares	(100)	(111)
Common shares purchased for cancellation (Note 16)	(138)	(26)
Balance, end of year	7,891	6,762
Accumulated other comprehensive income (loss), net of taxes
Unrealized gains (losses) on available-for-sale assets	548	329
Unrealized cumulative translation differences, net of hedging activities	773	110
Unrealized gains (losses) on transfers to investment properties	6	6
Unrealized gains (losses) on derivatives designated as cash flow hedges	6	13
Cumulative changes in liabilities for defined benefit plans	(169)	(32)
Balance, beginning of year	1,164	426
Total other comprehensive income (loss) for the year	1,295	738
Balance, end of year	2,459	1,164
Total shareholders’ equity, end of year	$21,250	$18,731
Participating policyholders:
Retained earnings
Balance, beginning of year	$135	$126
Net income (loss)	15	9
Balance, end of year	150	135
Accumulated other comprehensive income (loss), net of taxes
Unrealized cumulative translation differences, net of hedging activities	6	1
Balance, beginning of year	6	1
Total other comprehensive income (loss) for the year	12	5
Balance, end of year	18	6
Total participating policyholders’ equity, end of year	$168	$141
Total equity	$21,418	$18,872

The attached notes form part of these Consolidated Financial Statements.

94 Sun Life Financial Inc. Annual Report 2015	Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, (in millions of Canadian dollars)	2015		2014
Cash flows provided by (used in) operating activities
Income (loss) before income taxes	$2,899		$2,373
Add: Interest expense related to financing activities	297		313
Operating items not affecting cash:
Increase (decrease) in insurance and investment contract liabilities	1,232		9,358
(Increase) decrease in reinsurance assets	(595)		(101)
Unrealized (gains) losses on invested assets	3,833		(4,597)
Other non-cash items	(1,652)		(443)
Operating cash items:
Deferred acquisition costs	(60)		(54)
Realized (gains) losses on assets	(812)		(1,178)
Sales, maturities and repayments of invested assets	46,306		64,305
Purchases of invested assets	(46,661)		(68,454)
Change in policy loans	(62)		(13)
Income taxes received (paid)	(453)		(230)
Mortgage securitization (Note 5)	364		248
Other cash items	(175)		277
Net cash provided by (used in) operating activities	4,461		1,804
Cash flows provided by (used in) investing activities
Net (purchase) sale of property and equipment	(106)		63
Investment in and transactions with joint ventures and associates (Note 17)	(3)		(87)
Dividends received from joint ventures and associates (Note 17)	32		5
Cash received on sale of discontinued operation	–		72
Acquisitions, net of cash and cash equivalents acquired (Note 3)	(578	)(1)	–
Other investing activities	(68)		(66)
Net cash provided by (used in) investing activities	(723)		(13)
Cash flows provided by (used in) financing activities
Increase in (repayment of) borrowed funds	589		(260)
Issuance of subordinated debt, net of issuance costs (Note 15)	497		249
Redemption of senior debentures and subordinated debt (Notes 14 and 15)	(806)		(500)
Redemption of preferred shares (Note 16)	–		(250)
Issuance of common shares on exercise of stock options	44		67
Common shares purchased for cancellation (Note 16)	(212)		(39)
Dividends paid on common and preferred shares	(921)		(886)
Interest expense paid	(297)		(321)
Net cash provided by (used in) financing activities	(1,106)		(1,940)
Changes due to fluctuations in exchange rates	516		189
Increase (decrease) in cash and cash equivalents	3,148		40
Net cash and cash equivalents, beginning of year	3,364		3,324
Net cash and cash equivalents, end of year	6,512		3,364
Short-term securities, end of year	2,305		3,450
Net cash and cash equivalents and short-term securities, end of year (Note 5)	$8,817		$6,814

(1)	Consists of total cash consideration paid of $638, less cash and cash equivalents acquired of $60.

The attached notes form part of these Consolidated Financial Statements.

Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2015 95

Notes to the Consolidated Financial Statements

(Amounts in millions of Canadian dollars except for per share amounts and where otherwise stated. All amounts stated in U.S. dollars are in millions.)

1. Significant Accounting Policies

Description of Business

Sun Life Financial Inc. (“SLF Inc.”) is a publicly traded company domiciled in Canada and is the holding company of Sun Life Assurance Company of Canada (“Sun Life Assurance”). Both companies are incorporated under the Insurance Companies Act (Canada), and are regulated by the Office of the Superintendent of Financial Institutions, Canada (“OSFI”). SLF Inc. and its subsidiaries are collectively referred to as “us”, “our”, “ours”, “we”, “the Enterprise”, or “the Company”. We are an internationally diversified financial services organization providing savings, retirement, and pension products, and life and health insurance to individuals and groups through our operations in Canada, the United States (“U.S.”), the United Kingdom (“U.K.”), and Asia. We also operate mutual fund and investment management businesses, primarily in Canada, the U.S., and Asia.

Statement of Compliance

We prepared our Consolidated Financial Statements in accordance with International Financial Reporting Standards (“IFRS”) as issued and adopted by the International Accounting Standards Board (“IASB”). Our accounting policies have been applied consistently within our Consolidated Financial Statements.

Basis of Presentation

Our Consolidated Statements of Financial Position are presented in the order of liquidity and each statement of financial position line item includes both current and non-current balances, as applicable.

We have defined our reportable segments and the amounts disclosed for those segments based on our management structure and the manner in which our internal financial reporting is conducted. Transactions between segments are executed and priced on an arm’s-length basis in a manner similar to transactions with third parties.

The significant accounting policies used in the preparation of our Consolidated Financial Statements are summarized below and are applied consistently by us.

Estimates, Assumptions and Judgments

The application of our accounting policies requires estimates, assumptions and judgments as they relate to matters that are inherently uncertain. We have established procedures to ensure that our accounting policies are applied consistently and that the processes for changing methodologies for determining estimates are controlled and occur in an appropriate and systematic manner.

Use of Estimates and Assumptions

The preparation of our Consolidated Financial Statements requires us to make estimates and assumptions that affect the application of our policies and the reported amounts of assets, liabilities, revenue and expenses. Key sources of estimation uncertainty include the measurement of insurance contract liabilities and investment contract liabilities, determination of fair value, impairment of financial instruments, determination and impairment of goodwill and intangible assets, and determination of provisions and liabilities for pension plans, other post-retirement benefits, and income taxes. Actual results may differ from our estimates thereby impacting our Consolidated Financial Statements. Information on our use of estimates and assumptions are discussed in this Note.

Judgments

In preparation of these Consolidated Financial Statements, we use judgments to select assumptions and determine estimates as described above. We also use judgment when applying accounting policies and when determining the classification of insurance contracts, investment contracts and service contracts; the substance of whether our relationship with a structured entity, subsidiary, joint venture or associate constitutes control, joint control or significant influence; functional currencies; contingencies; acquisitions; and the determination of fair value of share-based payments.

96 Sun Life Financial Inc. Annual Report 2015	Notes to Consolidated Financial Statements

Significant estimates and judgments have been made in the following areas and are discussed as noted:

Insurance contract and investment contract assumptions and measurement	Note 1 Insurance Contract Liabilities and Investment Contract Liabilities
Note 11 Insurance Contract Liabilities and Investment Contract Liabilities
Determination of fair value	Note 1 Basis of Consolidation
Note 1 Determination of Fair Value
Note 3 Acquisitions
Note 5 Total Invested Assets and Related Net Investment Income
Impairment of financial instruments	Note 1 Financial Assets Excluding Derivative Financial Instruments
Note 6 Financial Instrument Risk Management
Income taxes	Note 1 Income Taxes
Note 21 Income Taxes
Pension plans	Note 1 Pension Plans and Other Post-Retirement Benefits
Note 26 Pension Plans and Other Post-Retirement Benefits
Goodwill and intangible asset impairment	Note 1 Goodwill
Note 1 Intangible Assets
Note 10 Goodwill and Intangible Assets
Determination of control for purpose of consolidation	Note 1 Basis of Consolidation
Note 17 Interests in Other Entities

Basis of Consolidation

Our Consolidated Financial Statements include the results of operations and the financial position of subsidiaries, which includes structured entities controlled by us, after intercompany balances and transactions have been eliminated. Subsidiaries are fully consolidated from the date we obtain control, and deconsolidated on the date control ceases. The acquisition method is used to account for the acquisition of a subsidiary from an unrelated party at the date that control is obtained, with the difference between the consideration transferred and the fair value of the subsidiary’s net identifiable assets acquired recorded as goodwill. Judgment is required to determine fair value of the net identifiable assets acquired in a business combination.

We control an entity when we have power over an entity, exposure to or rights to variable returns from our involvement with an entity, and the ability to affect our returns through our power over an entity. Power exists when we have rights that give us the ability to direct the relevant activities, which are those activities that could significantly affect the entity’s returns. Power can be obtained through voting rights or other contractual arrangements. Judgment is required to determine the relevant activities and which party has power over these activities. When we have power over and variable returns from an entity, including an investment fund that we manage, we also apply significant judgment in determining whether we are acting as a principal or agent. To make this determination, we consider factors such as how much discretion we have regarding the management of the investment fund and the magnitude and extent of variability associated with our interests in the fund. If we determine we are the principal rather than the agent, we would consolidate the assets and liabilities of the fund. Interests held by external parties in investment funds that we consolidate are recorded as third-party interest in consolidated investment funds in Other liabilities. If we lose control of an entity, the assets and liabilities of that entity are derecognized from our Consolidated Statements of Financial Position at the date at which control is lost and any investment retained is remeasured to fair value.

A joint venture exists when SLF Inc., or one of its subsidiaries, has joint control of a joint arrangement and has rights to the net assets of the arrangement. Joint control is the contractually agreed sharing of control and exists only when the decisions about the relevant activities require the unanimous consent of the parties sharing control. Associates are entities over which SLF Inc. or its subsidiaries are able to exercise significant influence. Significant influence is the power to participate in the financial and operating policy decisions of an investee but not have control or joint control over those decisions. Significant influence is generally presumed to exist when SLF Inc. or its subsidiaries holds greater than 20% of the voting power of the investee but does not have control or joint control. The equity method is used to account for our interests in joint ventures and associates. A joint operation exists when SLF Inc., or one of its subsidiaries, has joint control of an arrangement that gives it rights to the assets and obligations for the liabilities of the operation, rather than the net assets of the arrangement. For joint operations, we record our share of the assets, liabilities, revenue and expenses of the joint operation. Judgment is required to determine whether contractual arrangements between multiple parties results in control, joint control or significant influence, with consideration of the relevant activities of the entity, voting rights, representation on boards of directors and other decision-making factors. Judgment is also required to determine if a joint arrangement is a joint venture or joint operation, with consideration of our rights and obligations and the structure and legal form of the arrangement.

Determination of Fair Value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Fair value is measured using the assumptions that market participants would use when pricing an asset or liability. We determine fair value by using quoted prices in active markets for identical or similar assets or liabilities. When quoted prices in active markets are not available, fair value is determined using valuation techniques that maximize the use of observable inputs. When observable valuation inputs are not available, significant judgment is required to determine fair value by assessing the valuation techniques and valuation inputs. The use of alternative valuation techniques or valuation inputs may result in a different fair value. A description of the fair value methodologies, assumptions, valuation techniques, and valuation inputs by type of asset is included in Note 5.

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2015 97

Foreign Currency Translation

Translation of Transactions in Foreign Currencies

The financial results of SLF Inc. and its subsidiaries, joint ventures and associates are prepared in the currency in which they conduct their ordinary course of business, which is referred to as functional currency. Transactions occurring in currencies other than the functional currency are translated to the functional currency using the spot exchange rates at the dates of the transactions.

Monetary assets and liabilities in foreign currencies are translated to the functional currency at the exchange rate at the statement of financial position date. Non-monetary assets and liabilities in foreign currencies that are held at fair value are translated using the exchange rate at the statement of financial position date, while non-monetary assets and liabilities that are measured at historical cost are translated using the exchange rate at the date of the transaction.

The resulting exchange differences from the translation of monetary items and non-monetary items held at fair value, with changes in fair value recorded to income, are recognized in our Consolidated Statements of Operations. For monetary assets classified as available-for-sale (“AFS”), translation differences calculated on amortized cost are recognized in our Consolidated Statements of Operations and other changes in carrying amount are recognized in other comprehensive income (“OCI”). The exchange differences from the translation of non-monetary items classified as AFS are recognized in OCI.

Translations to the Presentation Currency

In preparing our Consolidated Financial Statements, the financial statements of foreign operations are translated from their respective functional currencies to Canadian dollars, our presentation currency. Assets and liabilities are translated at the closing exchange rate at the statement of financial position date, and income and expenses are translated using the average exchange rates. The accumulated gains or losses arising from translation of functional currencies to the presentation currency, net of the effect of any hedges, are included as a separate component of OCI within equity. Upon disposal of a foreign operation that includes loss of control, significant influence or joint control, the cumulative exchange gain or loss related to that foreign operation is recognized in income.

Invested Assets

Financial Assets Excluding Derivative Financial Instruments

Financial assets include cash, cash equivalents and short-term securities, debt securities, equity securities, mortgages and loans, financial assets included in other invested assets and policy loans. Financial assets are designated as financial assets at fair value through profit or loss (“FVTPL”) or AFS assets, or are classified as loans and receivables at initial recognition. The following table summarizes the financial assets included in our Consolidated Statements of Financial Position and the asset classifications applicable to these assets:

Consolidated Statements of Financial Position line	Asset classification
Cash, cash equivalents and short-term securities	FVTPL
Debt securities	FVTPL and AFS
Equity securities	FVTPL and AFS
Mortgages and loans	Loans and receivables
Other invested assets	FVTPL and AFS
Policy loans	Loans and receivables

Mortgages and loans include mortgages, loans and debt securities not quoted in an active market. Financial assets included in Other invested assets include investments in limited partnerships, segregated funds and mutual funds. Cash equivalents are highly liquid instruments with a term to maturity of three months or less, while short-term securities have a term to maturity exceeding three months but less than one year. Policy loans are fully secured by the policy values on which the loans are made. The accounting for each asset classification is described in the following sections.

i) Initial Recognition and Subsequent Measurement

Generally, debt securities, equity securities and other invested assets supporting our insurance contract liabilities or investment contract liabilities measured at fair value are designated as FVTPL, while debt securities, equity securities and other invested assets not supporting our insurance contract liabilities or that are supporting investment contract liabilities measured at amortized cost are designated as AFS. Mortgages and loans and policy loans are classified as loans and receivables. Financial assets are recognized in the Consolidated Statements of Financial Position on their trade dates, which are the dates that we commit to purchase or sell the assets. Originated mortgages and loans are recognized in the Consolidated Statements of Financial Position on their funding dates.

Financial Assets at Fair Value Through Profit or Loss

Financial assets at FVTPL include financial assets that are held for trading (“HFT”), as well as financial assets that have been designated as FVTPL at initial recognition. A financial asset is classified as HFT if it is acquired principally for the purpose of selling in the near term. A financial asset can be designated as FVTPL if it eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases; or if a group of financial assets, financial liabilities or both, is managed and its performance is evaluated on a fair value basis. Cash equivalents and short-term securities have been classified as HFT.

Debt securities, equity securities and other invested assets supporting insurance contract liabilities or investment contract liabilities measured at fair value have been designated as FVTPL. This designation has been made to eliminate or significantly reduce the measurement inconsistency that would arise due to the measurement of the insurance contract or investment contract liabilities, which are based on the carrying value of the assets supporting those liabilities. Because the carrying value of insurance contract liabilities is determined by reference to the assets supporting those liabilities, changes in the insurance contract liabilities generally offset changes in the fair value of debt securities classified as FVTPL, except for changes that are due to impairment. The majority of equity securities and other invested assets classified as FVTPL are held to support products where investment returns are passed through to policyholders and therefore, changes in the fair value of those assets are significantly offset by changes in insurance contract liabilities.

98 Sun Life Financial Inc. Annual Report 2015	Notes to Consolidated Financial Statements

Financial assets classified as FVTPL are recorded at fair value in our Consolidated Statements of Financial Position and transaction costs are expensed immediately. Changes in fair value as well as realized gains and losses on sale are recorded in Fair value and foreign currency changes on assets and liabilities in our Consolidated Statements of Operations. Interest income earned and dividends received are recorded in Interest and other investment income in our Consolidated Statements of Operations.

Available-for-Sale Financial Assets

Financial assets classified as AFS are recorded at fair value in our Consolidated Statements of Financial Position and transaction costs are capitalized on initial recognition. Transaction costs for debt securities are recognized in income using the effective interest method, while transaction costs for equity securities and other invested assets are recognized in income when the asset is derecognized. Changes in fair value are recorded to unrealized gains and losses in OCI. For foreign currency translation, exchange differences calculated on the amortized cost of AFS debt securities are recognized in income and other changes in carrying amount are recognized in OCI. The exchange differences from the translation of AFS equity securities and other invested assets are recognized in OCI. Interest income earned and dividends received are recorded in Interest and other investment income in our Consolidated Statements of Operations. Net impairment losses and realized gains and losses on the sale of assets classified as AFS are reclassified from accumulated OCI to Net gains (losses) on available-for-sale assets in our Consolidated Statements of Operations.

Loans and Receivables

Loans and receivables are generally carried at amortized cost using the effective interest method. Transaction costs for mortgages and loans are capitalized on initial recognition and are recognized in income using the effective interest method. Realized gains and losses on the sale of mortgages and loans, interest income earned, and fee income are recorded in Interest and other investment income in our Consolidated Statements of Operations.

ii) Derecognition

Financial assets are derecognized when our rights to contractual cash flows expire, when we transfer substantially all our risks and rewards of ownership, or when we no longer retain control.

iii) Impairment

Financial assets are assessed for impairment on a quarterly basis. Financial assets are impaired and impairment losses are incurred if there is objective evidence of impairment as a result of one or more loss events and that event has an impact on the estimated future cash flows that can be reliably estimated. Objective evidence of impairment generally includes significant financial difficulty of the issuer, including actual or anticipated bankruptcy or defaults and delinquency in payments of interest or principal or disappearance of an active market for that financial asset. Objective evidence of impairment for an investment in an equity instrument or other invested asset also includes, but is not limited to, the financial condition and near-term prospects of the issuer, including information about significant changes with adverse effects that have taken place in the technological, market, economic, or legal environment in which the issuer operates that may indicate that the carrying amount will not be recovered, and a significant or prolonged decline in the fair value of an equity instrument or other invested asset below its cost. Management exercises considerable judgment in assessing for objective evidence of impairment. Due to the inherent risks and uncertainties in our evaluation of assets or groups of assets for objective evidence of impairment, the actual impairment amount and the timing of the recognition of impairment may differ from management assessment. The impairment assessment process is discussed in Note 6.

Financial Assets at Fair Value Through Profit or Loss

Since financial assets classified as FVTPL are carried at fair value with changes in fair value recorded to income, any reduction in value of the assets due to impairment is already reflected in income. However, the impairment of assets classified as FVTPL, generally impacts the change in insurance contract liabilities due to the impact of asset impairment on future cash flows.

Available-for-Sale Financial Assets

When there is objective evidence that a financial asset classified as AFS is impaired, the loss in accumulated OCI is reclassified to Net gains (losses) on available-for-sale assets in our Consolidated Statements of Operations. Following impairment loss recognition, a debt security continues to be carried at fair value with changes in fair value recorded in OCI, and it is assessed quarterly for further impairment loss or reversal. Subsequent losses on an impaired equity security or other invested asset, including losses relating to foreign currency changes, are reclassified from OCI to income in subsequent reporting periods until the asset is derecognized. Once an impairment loss on a debt security classified as AFS is recorded to income, any reversal of impairment loss through income occurs only when the recovery in fair value is objectively related to an event occurring after the impairment was recognized. Impairment losses on an equity security or other invested asset classified as AFS are not reversed through income.

Loans and Receivables

If an impairment loss on an individual mortgage or loan has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. For collateralized financial assets, the present value of the estimated future cash flows reflects the cash flows that may result from foreclosure less costs to sell, whether or not foreclosure is probable. If no evidence of impairment exists for an individually assessed mortgage or loan, it is included in a group of loans with similar credit risk characteristics and collectively assessed for impairment.

When an impairment loss has been incurred, the carrying amount of the asset is reduced through the use of an allowance account, and the amount of the loss is recognized in income. If the impairment loss subsequently decreases and the decrease can be related objectively to an event occurring after the initial impairment charge was recognized, the previous impairment charge is reversed by adjusting the allowance account and the reversal is recognized in income. Interest income is recognized on impaired mortgages and loans using the effective interest rate method and it is based on the estimated future cash flows used to measure the impairment loss.

Changes in the allowance account, other than write-offs net of recoveries, are charged against Interest and other investment income in our Consolidated Statements of Operations. Write-offs, net of recoveries, are deducted from the allowance account when there is no realistic prospect of recovery, which is typically not before derecognition of the asset through foreclosure or sale.

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2015 99

Collateral

Cash received (pledged) as collateral is recognized (derecognized) in our Consolidated Statements of Financial Position with corresponding amounts recognized in Other liabilities (Other assets), respectively. All other types of assets received (pledged) as collateral are not recognized (derecognized) in our Consolidated Statements of Financial Position.

Derivative Financial Instruments

All derivative financial instruments are recorded at fair value in our Consolidated Statements of Financial Position. Derivatives with a positive fair value are recorded as Derivative assets while derivatives with a negative fair value are recorded as Derivative liabilities.

The accounting for the changes in fair value of a derivative instrument depends on whether or not it is designated as a hedging instrument for accounting purposes. Changes in fair value of derivatives that are not designated as hedging instruments for accounting purposes, which are defined as derivative investments, and embedded derivatives that are bifurcated are recorded in Fair value and foreign currency changes on assets and liabilities in our Consolidated Statements of Operations. Income earned or paid on these derivatives is recorded in Interest and other investment income in our Consolidated Statements of Operations. Hedge accounting is applied to certain derivatives to reduce income statement volatility. When certain qualification criteria are met, hedge accounting recognizes the offsetting effects of hedging instruments and hedged items in income or defers the effective portion of changes in fair value of hedging instruments in OCI until there is a recognition event, such as the occurrence of a forecasted transaction or the disposal of a net investment in a foreign subsidiary. All hedging relationships are documented at inception and hedge effectiveness is assessed on a quarterly basis.

Fair Value Hedges

Certain interest rate swaps and foreign currency forwards are designated as fair value hedges of the interest rate or foreign exchange rate risks associated with AFS assets. Changes in fair value of the derivatives are recorded in Interest and other investment income in our Consolidated Statements of Operations. The change in fair value of the AFS assets related to the hedged risk is reclassified from OCI to income. As a result, ineffectiveness, if any, is recognized in income to the extent that changes in fair value of the derivatives and AFS assets do not offset. Interest income earned and paid on the AFS assets and swaps in the fair value hedging relationships are recorded in Interest and other investment income in our Consolidated Statements of Operations.

Cash Flow Hedges

Certain equity and foreign currency forwards are designated as cash flow hedges for the anticipated payments of awards under certain share-based payment plans and for the anticipated foreign currency purchase of an equity investment. Changes in the fair value of derivatives for the effective portion of the hedge are recognized in OCI, while the ineffective portion of the hedge and any items excluded from hedge assessment, such as the spot-to-forward differential, are recognized in Interest and other investment income in our Consolidated Statements of Operations. A portion of the amount recognized in OCI related to the equity forwards is reclassified to income as a component of operating expenses as the liabilities for the share-based payment awards are accrued over the vesting period. A portion of the amounts recognized in OCI related to the foreign currency forwards would be reclassified to income upon disposal or impairment of the equity investment. All amounts recognized in, or reclassified from OCI are net of related taxes.

Net Investment Hedges

Foreign currency denominated liabilities are designated as net investment hedges to reduce foreign exchange fluctuations associated with certain net investments in funding of foreign subsidiaries. Changes in fair value of these instruments are recorded to foreign exchange gains and losses in OCI, offsetting the respective foreign currency translation gains or losses arising from the underlying net investments in foreign subsidiaries. All amounts recorded to, or from, OCI are net of related taxes. If the hedging relationship is terminated, amounts deferred in accumulated OCI continue to be deferred until there is a disposal or partial disposal of our net investment in the hedged foreign subsidiary.

Embedded Derivatives

An embedded derivative is a component of a host contract that modifies the cash flows of the host contract in a manner similar to a derivative, according to a specified interest rate, financial instrument price, foreign exchange rate, underlying index or other variable. We are required to separate embedded derivatives from the host contract, if an embedded derivative has economic and risk characteristics that are not closely related to the host contract, meets the definition of a derivative, and the combined contract is not measured at fair value with changes recognized in income. If an embedded derivative is bifurcated for accounting purposes from the host contract, it will be accounted for as a derivative. For further details on embedded derivatives in insurance contracts, see the Insurance Contract Liabilities accounting policy in this Note.

Investment Properties

Investment properties are real estate held to earn rental income, for capital appreciation, or both. Properties held to earn rental income or for capital appreciation that have an insignificant portion that is owner-occupied are classified as investment properties. Properties that do not meet these criteria are classified as property and equipment. Expenditures related to ongoing maintenance of properties incurred subsequent to acquisition are expensed. Investment properties are initially recognized at cost in our Consolidated Statements of Financial Position. Various costs incurred associated with the acquisition of an investment property are either capitalized or expensed depending on whether or not the acquisition is considered a business combination. Investment properties are subsequently measured at fair value with changes in value recorded to Fair value and foreign currency changes on assets and liabilities in our Consolidated Statements of Operations.

Other Invested Assets – Non-Financial Assets

Other invested assets also include non-financial assets such as investments in joint ventures and associates, which are accounted for using the equity method. Investments in joint ventures and associates are initially recorded at cost. The investment in joint ventures and associates is increased by our share of capital contributions and for purchases of additional interests and is reduced by distributions received. In addition, subsequent adjustments to the investment are made for our share of net income or loss and our share of OCI. Our share of net income is recorded in Interest and other investment income in our Consolidated Statements of Operations and our share of OCI is recorded in our Consolidated Statements of Comprehensive Income (Loss). Impairment losses on equity method investments are recognized when events or changes in circumstances indicate that they are impaired. The impairment loss recognized is the difference between the carrying amount and the recoverable amount.

100 Sun Life Financial Inc. Annual Report 2015	Notes to Consolidated Financial Statements

Other Assets

Other assets which are measured at amortized cost, include accounts receivable and investment income due and accrued. Deferred acquisition costs arising from service contracts or from service components of investment contracts are amortized over the expected life of the contracts based on the future expected fees.

Reinsurance Assets

In the normal course of business, we use reinsurance to limit exposure to large losses. We have a retention policy that requires that such arrangements be placed with well-established, highly-rated reinsurers. Reinsurance assets are measured consistently with the amounts associated with the underlying insurance contracts and in accordance with the terms of each reinsurance contract. Amounts due to or from reinsurers with respect to premiums received or paid claims are included in Other assets and Other liabilities in the Consolidated Statements of Financial Position. Premiums for reinsurance ceded are presented as premiums ceded in the Consolidated Statements of Operations. Reinsurance expenses (recoveries), as presented in our Consolidated Statements of Operations, represent reinsurance expenses and expense recoveries resulting from reinsurance agreements.

Reinsurance assets are subject to impairment testing. If impaired, the carrying value is reduced, and an impairment loss is recognized in Reinsurance expenses (recoveries) in our Consolidated Statements of Operations. Impairment occurs when objective evidence exists (as a result of an event) after the initial recognition of the reinsurance asset indicating that not all amounts due under the terms of the contract will be received, and the impairment can be reliably measured.

Reinsurance assumed is accounted for as an insurance, investment or service contract depending on the underlying nature of the agreement and if it meets the definition of an insurance, investment or service contract. For the accounting for these types of contracts, see the respective policy section in this Note.

Property and Equipment

Owner-occupied properties and all other items classified as property and equipment are carried at historical cost less accumulated depreciation and impairment.

Costs including the purchase price and any costs directly attributable to bringing the asset to the location and condition necessary for its intended use are capitalized. Repairs and maintenance costs incurred subsequent to acquisition or development of the property are charged through operating expenses during the period in which they are incurred. Other costs incurred subsequently are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the asset will flow to us and the cost of the asset can be measured reliably.

Depreciation of property and equipment, excluding land which is not depreciated, is calculated using a straight-line method and the asset is amortized to its residual value over its estimated useful life as follows:

Owner-occupied properties	25 to 49 years
Furniture, computers, other office equipment, and leasehold improvements	2 to 10 years

The asset’s residual value, useful life, and method of depreciation are reviewed regularly, at a minimum at the end of each fiscal year, and adjusted if appropriate. Where the carrying amount of an asset is greater than its estimated recoverable amount, it is considered to be impaired and it is written down immediately to its recoverable amount. In the event of an improvement in the estimated recoverable amount, the related impairment may be reversed. Gain and loss on disposal of property and equipment is determined by reference to its carrying amount and is recognized in the Consolidated Statements of Operations.

Intangible Assets

Intangible assets consist of finite life and indefinite life intangible assets. Finite life intangible assets are amortized on a straight-line basis over varying periods of up to 40 years, and are charged through operating expenses. The useful lives of finite life intangible assets are reviewed annually, and the amortization is adjusted as necessary. Indefinite life intangibles are not amortized, and are assessed for impairment annually or more frequently if events or changes in circumstances indicate that the asset may be impaired. Impairment is assessed by comparing the carrying values of the indefinite life intangible assets to their recoverable amounts. If the carrying values of the indefinite life intangibles exceed their recoverable amounts, these assets are considered impaired, and a charge for impairment is recognized in our Consolidated Statements of Operations. The recoverable amount of intangible assets is determined using various valuation models, which require management to make certain judgments and assumptions that could affect the estimates of the recoverable amount.

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the net identifiable tangible and intangible assets of the acquired businesses. It is carried at original cost less any impairment subsequently incurred. Goodwill is assessed for impairment annually or more frequently if events or circumstances occur that may result in the recoverable amount of a cash generating unit (“CGU”) falling below its carrying value. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of cash inflows from other groups of assets. We exercise significant judgment in determining our CGUs. The factors considered in determining our CGUs include product cash inflows, product distribution, target markets, and how management monitors and evaluates the operations.

The goodwill balances are allocated to either individual or groups of CGUs that are expected to benefit from the synergies of the business combination. Goodwill impairment is quantified by comparing a CGU’s carrying value to its recoverable amount, which is the higher of fair value less costs to sell and value in use. Impairment losses are recognized immediately and may not be reversed in future periods. Significant judgment is involved in estimating the model inputs used to determine the recoverable amount of our CGUs, including those for discount rates, capital, the value of new business, and expenses as well as cash flow projections, due to the uncertainty in the timing of and amount of cash flows and the forward-looking nature of these inputs. The assumptions may differ from the actual experience, and estimates may change from period to period based on future events or revisions of assumptions. These key assumptions are discussed in Note 10.

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2015 101

Insurance Contract Liabilities

Insurance contracts are contracts under which we accept significant insurance risk from a policyholder by agreeing to compensate the policyholder if a specified uncertain future event adversely affects the policyholder. The presence of significant insurance risk in individual contracts is assessed by reviewing books of contracts with homogeneous risk features. Judgment is required to determine the classification of a contract as an insurance contract, investment contract or a service contract.

As discussed in the Segregated Funds section of this Note, certain insurance contracts under which the policyholder bears the risks associated with the underlying investments are classified as Insurance contracts for account of segregated fund holders in our Consolidated Statements of Financial Position.

Insurance contract liabilities, including policy benefits payable and provisions for policyholder dividends, are determined in accordance with Canadian accepted actuarial practice and any requirements of OSFI. As confirmed by guidance provided by the Canadian Institute of Actuaries (“CIA”), the current Canadian Asset Liability Method (“CALM”) of valuation of insurance contract liabilities satisfies the IFRS 4 Insurance Contracts (“IFRS 4”) requirements for eligibility for use under IFRS. Under CALM, liabilities are set equal to the statement of financial position value of the assets required to support them.

Some insurance contracts contain discretionary participation features (“DPF”), whereby the policyholder has the right to receive potentially significant additional benefits based on the actual investments and other experience on a block of similar contracts. IFRS allows the non-guaranteed, or participating, elements of such contracts to be classified as either a liability or as equity, depending on the nature of our obligation to the policyholder. The contracts issued by us contain constructive obligations to the policyholder with respect to the DPF of the contracts. We have therefore elected to classify these features as a liability, consistent with accounting treatment under CALM, and in accordance with guidance provided by the CIA.

Derivatives embedded in insurance contracts are treated as separate derivatives and measured at fair value with changes in fair value recognized in income, except when the embedded derivative itself meets the definition of an insurance contract under IFRS, or when the risks and characteristics are closely related to those of the host contracts or when the derivative is the policyholder’s option to surrender an insurance contract for a fixed amount or an amount based on a fixed amount and an interest rate. The derivatives that have not been separated are accounted for as insurance contract liabilities.

Significant judgment is required in determining our liabilities for insurance contracts including the assumptions required for their determination. Application of different assumptions may result in different measurement of the insurance contract liabilities. Actual experience may differ from assumptions, and estimates may change from period to period based on future events or revisions of assumptions. Key assumptions and considerations in choosing assumptions are discussed in Note 11 and sensitivities are discussed in Note 7.

Financial Liabilities

Investment Contract Liabilities

Contracts issued by us that do not transfer significant insurance risk, but do transfer financial risk from the policyholder to us, are financial liabilities and are accounted for as investment contracts. Service components of investment contracts are treated as service contracts. For further details on how service components of investment contracts are treated, see the Service Contracts accounting policy in this Note.

Liabilities for investment contracts without DPF are measured at FVTPL or amortized cost. Contracts recorded at FVTPL are measured at fair value at inception and each subsequent reporting period. Contracts recorded at amortized cost are initially recognized at fair value, less transaction costs directly attributable to the issue of the contract. These liabilities are derecognized when the obligation of the contract is discharged, cancelled or expired. At each subsequent period, the contracts are measured at amortized cost using the effective interest method. Changes in fair value of investment contract liabilities recorded at FVTPL and amortization on contracts recorded at amortized cost are recorded as an Increase (decrease) in investment contract liabilities in our Consolidated Statements of Operations. Deposits collected from and payments made to contract holders are recorded as an increase and decrease in Investment contract liabilities in our Consolidated Statements of Financial Position.

As discussed in the Segregated Funds section of this Note, certain investment contracts under which the policyholder bears the risks associated with the underlying investments are classified as Investment contracts for account of segregated fund holders in the Consolidated Statements of Financial Position. The accounting for Investment contracts that contain DPF is described in the Insurance Contract Liabilities section of this Note.

Other Liabilities

Other liabilities, which are measured at amortized cost, include accounts payable, repurchase agreements, accrued expenses and taxes, senior financing and provisions. Liabilities for provisions, other than insurance contract liabilities and investment contract liabilities, are recognized for present legal or constructive obligations as a result of a past event if it is probable that they will result in an outflow of economic resources and the amount can be reliably estimated. The amounts recognized for these provisions are the best estimates of the expenditures required to settle the present obligations or to transfer them to a third-party at the statement of financial position date, considering all the inherent risks and uncertainties, as well as the time value of money. These provisions are reviewed as relevant facts and circumstances change.

Senior Debentures and Subordinated Debt

Senior debentures and subordinated debt liabilities are recorded at amortized cost using the effective interest method. Transaction costs are recorded as part of the liability and are recognized in income using the effective interest method. These liabilities are derecognized when the obligation of the contract is discharged, cancelled or expired.

Service Contracts

Contracts issued by us that do not transfer significant insurance risk and do not transfer financial risk from the policyholder to us are classified as service contracts. Service components of investment contracts are also accounted for as service contracts. Fee income

102 Sun Life Financial Inc. Annual Report 2015	Notes to Consolidated Financial Statements

earned from these contracts is described in the Premium and Fee Income Recognition accounting policy section of this Note. Deferred acquisition costs are described under the Other Assets accounting policy section of this Note. Where the cost of meeting the obligations of the contract exceed the economic benefits expected to be received under it, a provision is recognized in other liabilities.

Segregated Funds

Segregated funds are products for which we issue a contract where the benefit amount is directly linked to the fair value of the investments held in the particular segregated fund. Although the underlying assets are registered in our name and the segregated fund contract holder has no direct access to the specific assets, the contractual arrangements are such that the segregated fund policyholder bears the risks and rewards of the fund’s investment performance. In addition, certain contracts include guarantees from us. We derive fee income from segregated funds, which is included in Fee income in our Consolidated Statements of Operations. Policyholder transfers between general funds and segregated funds are included in Net transfer to (from) segregated funds in our Consolidated Statements of Operations. Deposits to segregated funds are reported as increases in segregated funds liabilities and are not reported as revenues in our Consolidated Statements of Operations.

Investments for Account of Segregated Fund Holders

Investments for account of segregated fund holders are recorded separately from the Total general fund assets in our Consolidated Statements of Financial Position and are carried at fair value. Fair values are determined using quoted market values or, where quoted market values are not available, estimated fair values as determined by us.

Insurance Contracts for Account of Segregated Fund Holders

Insurance contracts for account of segregated fund holders are recorded separately from the Total general fund liabilities in our Consolidated Statements of Financial Position. Insurance contracts under which the segregated fund holders bear the risks associated with the underlying investments are classified as insurance contracts for account of segregated fund holders. The liabilities reported as insurance contracts for account of segregated fund holders are measured at the aggregate of the policyholder account balances. Changes in the fair value of the invested assets of the segregated funds are recorded in net realized and unrealized gains (losses) within the segregated fund and are not recorded in our Consolidated Statements of Operations.

Other assets and liabilities associated with these insurance contracts, such as origination costs and the liabilities associated with guarantees provided by us, are included in general fund liabilities in Insurance contract liabilities in our Consolidated Statements of Financial Position.

Investment Contracts for Account of Segregated Fund Holders

Investment contracts for account of segregated fund holders are recorded separately from the Total general fund liabilities in our Consolidated Statements of Financial Position. Investment contracts under which the segregated fund holders bear the risks associated with the underlying investments are classified as investment contracts for account of segregated fund holders. The liabilities reported as investment contracts for account of segregated fund holders are measured at the aggregate of the policyholder account balances.

Other liabilities associated with these investment contracts, such as onerous contract provisions required for service components, are included in general fund liabilities in Investment contract liabilities in our Consolidated Statements of Financial Position.

Income Taxes

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. Deferred income tax is provided using the liability method on temporary differences at the statement of financial position date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Current and deferred income tax relating to items recognized, in the current or previous period, in OCI or directly in equity is accordingly recognized in OCI or equity and not in our Consolidated Statements of Operations. Interest and penalties payable to taxation authorities are recorded in Operating expenses in our Consolidated Statements of Operations.

Deferred income tax assets and liabilities are calculated based on income tax rates and laws that are expected to apply when the liability is settled or the asset is realized, which are normally those enacted or considered substantively enacted at our Consolidated Statements of Financial Position dates. Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses to the extent that it is probable that future taxable profit will be available against which these assets can be utilized. At each reporting period, we assess all available evidence, both positive and negative, to determine the amount of deferred income tax assets to be recognized. The recognition of deferred income tax assets requires estimates and significant judgment about future events, such as projections of future taxable profits, based on the information available at the reporting date.

The determination of the required provision for current and deferred income taxes requires that we interpret tax legislation in the jurisdictions in which we operate. For each reporting period, our income tax provision reflects our best estimate, based on the information available at the reporting date, of tax positions that are under audit or appeal by relevant tax authorities. To the extent that our estimate of tax positions or the timing of realization of deferred income tax assets or liabilities are not as expected, the provision for income taxes may increase or decrease in the future to reflect the actual experience.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, joint ventures and associates, except where we control the timing of the reversal of the temporary difference and it is apparent that the temporary difference will not reverse in the foreseeable future. No deferred income tax asset or liability is recognized in relation to temporary differences that arise from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, did not affect either the accounting profit or taxable profit or loss. Deferred income tax assets and deferred income tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities, the deferred income taxes relate to the same taxable entity and the same taxation authority and we intend either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2015 103

In determining the impact of taxes, we are required to comply with Canadian accepted actuarial practice and IFRS. CALM requires that all projected cash flows associated with insurance contract liabilities, including income taxes, be included in the determination of insurance contract liabilities. The insurance contract liabilities are therefore determined including all policy-related income tax effects on a discounted basis, and then adjusted for any related deferred income tax assets and liabilities held in accordance with IFRS. The net result of this adjustment is to leave the discounting effect of the deferred income taxes associated with temporary differences on policy-related tax items in the insurance contract liabilities.

Pension Plans and Other Post-Retirement Benefits

For defined benefit plans, the present value of the defined benefit obligation is calculated by independent actuaries using the projected unit credit method, and actuarial assumptions that represent best estimates of future variables that will affect the ultimate cost of these obligations. The discount rate used is based on market yields of high-quality corporate bonds that are denominated in the same currency in which the benefits will be paid, and that have terms to maturity approximating the terms of obligations. Plan assets are measured at fair value and are held in separate trustee administered funds. The difference between the fair value of the plan assets and the present value of the defined benefit obligation is recognized on the Consolidated Statements of Financial Position as an asset or liability.

Costs charged to our Consolidated Statements of Operations include current service cost, any past service costs, any gains or losses from curtailments or settlements, and interest on the net defined benefit liability (asset). Remeasurement of the net defined benefit liability (asset) includes the impact of changes to the actuarial assumption underlying the liability calculations, liability experience gains or losses, the difference between the return on plan assets and the amount included in the interest on the net defined benefit liability (asset), is reflected immediately in OCI. The calculation of the defined benefit expenses and obligations requires judgment as the recognition is dependent on various actuarial assumptions such as discount rates, health care cost trend rates and projected compensation increases. These key assumptions are discussed in Note 26.

Dividends

Dividends payable to holders of shares of SLF Inc. are recognized in the period in which they are authorized or approved. Dividends that have been reinvested in additional common shares under the Dividend Reinvestment and Share Purchase Plan (“DRIP”) are also reflected as dividends within retained earnings. Where SLF Inc. has issued common shares from treasury under the DRIP, the additional shares have been reflected in common shares.

Premium and Fee Income Recognition

Gross premiums for all types of insurance contracts excluding segregated fund contracts are generally recognized as revenue when due.

Fee income includes fund management and other asset-based fees, commissions from intermediary activities, and fees on service contracts and is recognized when services are rendered.

Share-Based Payments

Stock options of SLF Inc. granted to employees are accounted for as equity-settled share-based payment transactions. The total compensation expense for stock options is computed based on the fair value of the stock option at the date of grant and the estimated number of options expected to vest at the end of the vesting period. The expense is recognized over the vesting period as compensation expense in Operating expenses in our Consolidated Statements of Operations, with an offset to contributed surplus in our Consolidated Statements of Changes in Equity. When options are exercised, new common shares are issued, contributed surplus is reversed and the common shares issued are credited to common shares in our Consolidated Statements of Changes in Equity.

Other share-based payment plans based on the value of SLF Inc.’s common shares are accounted for as cash-settled share-based payment transactions. The total liabilities for these plans are computed based on the estimated number of awards expected to vest at the end of the vesting period. The liabilities are recomputed at the end of each reporting period and are measured at the fair value of the award at that reporting date. The liabilities are accrued and expensed on a straight-line basis over the vesting periods. The liabilities are settled in cash at the end of the vesting period.

Share-based payment awards within MFS Investment Management (“MFS”) which are based on their own shares, are accounted for as cash-settled share-based payment awards. The vested and unvested awards, as well as the shares that have been issued under these plans, are recognized as liabilities because the subsidiary has a practice of purchasing the issued shares from employees after a specified holding period. The total liabilities for these plans are computed based on the estimated number of awards expected to vest at the end of the vesting period. The liabilities are accrued over the vesting period and are measured at fair value at each reporting period with the change in fair value recognized as compensation expense in Operating expenses in our Consolidated Statements of Operations. The liabilities are settled in cash when the shares are purchased from the employees.

Basic and Diluted Earnings Per Share (“EPS”)

Basic EPS is calculated by dividing the common shareholders’ net income by the weighted average number of common shares issued and outstanding.

Diluted EPS adjusts common shareholders’ net income and the weighted average number of common shares for the effects of all dilutive potential common shares under the assumption that convertible instruments are converted and that outstanding options are exercised. Diluted EPS is calculated by dividing the adjusted common shareholders’ net income by the adjusted weighted average number of common shares outstanding. For convertible instruments, common shareholders’ net income is increased by the after-tax expense on the convertible instrument while the weighted average common shares are increased by the number of common shares that would be issued at conversion. For stock options, it is assumed that the proceeds from the exercise of options whose exercise price is less than the average market price of common shares during the period are used to repurchase common shares at the average market price for the period. The difference between the number of common shares issued for the exercise of the dilutive options and the number of common shares that would have been repurchased at the average market price of the common shares during the period is adjusted to the weighted average number of common shares outstanding.

104 Sun Life Financial Inc. Annual Report 2015	Notes to Consolidated Financial Statements

2. Changes in Accounting Policies

2.A New and Amended International Financial Reporting Standards Adopted in 2015

We have adopted the following amended IFRS in the current year.

In November 2013, Defined Benefit Plans: Employee Contributions was issued to amend IAS 19 Employee Benefits. These narrow-scope amendments clarify the accounting for contributions by employees or third-parties to defined benefit plans. These amendments are effective for annual periods beginning on or after July 1, 2014, applied retrospectively. The adoption of these amendments did not have an impact on our Consolidated Financial Statements.

2.B New and Amended International Financial Reporting Standards to be Adopted in 2016

The following amended IFRS were issued by the IASB and are expected to be adopted by us in 2016.

In May 2014, Accounting for Acquisitions of Interests in Joint Operations was issued, which amends IFRS 11 Joint Arrangements. These amendments provide guidance on the accounting for an acquisition of an interest in a joint operation when the operation constitutes a business. These amendments are effective for annual periods beginning on or after January 1, 2016, to be applied prospectively. We do not expect the adoption of these amendments to have a material impact on our Consolidated Financial Statements.

In May 2014, Clarification of Acceptable Methods of Depreciation and Amortization was issued, which amends IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets. These amendments clarify that, in general, revenue based methods of depreciation or amortization of property, plant and equipment and intangible assets should not be used. These amendments are effective for annual periods beginning on or after January 1, 2016, to be applied prospectively. We do not expect the adoption of these amendments to have a material impact on our Consolidated Financial Statements.

In September 2014, the IASB issued Annual Improvements to IFRSs 2012-2014 Cycle, which includes minor amendments to various IFRSs, with some amendments to be applied prospectively and others to be applied retrospectively. These amendments are effective for annual periods beginning on or after January 1, 2016. We do not expect the adoption of these amendments to have a material impact on our Consolidated Financial Statements.

In December 2014, Disclosure Initiative was issued, which amends IAS 1 Presentation of Financial Statements. The amendments are designed to encourage entities to use professional judgment to determine what information to disclose in the financial statements and accompanying notes by clarifying the guidance on materiality, presentation, and note structure. The amendments also require separate disclosure of other comprehensive income attributable to joint ventures and associates, classified by nature. These amendments are effective for annual periods beginning on or after January 1, 2016. We will provide this disclosure in our 2016 Consolidated Financial Statements.

In December 2014, Investment Entities: Applying the Consolidation Exception (Amendments to IFRS 10, IFRS 12 and IAS 28) was issued. The amendments clarify certain accounting requirements related to investment entities, which are entities that evaluate the performance of their investments on a fair value basis and whose business purpose is to invest funds solely for returns from capital appreciation, investment income, or both. The amendments include permitting a non-investment entity to retain the fair value accounting applied by its investment entity joint venture or associate when applying the equity method of accounting. The amendments are effective for annual periods beginning on or after January 1, 2016, to be applied retrospectively. We do not expect the adoption of this standard to have an impact on our Consolidated Financial Statements.

2.C New and Amended International Financial Reporting Standards to be Adopted in 2017 or Later

The following new standards were issued by the IASB and are expected to be adopted by us in 2017 or later.

In May 2014, IFRS 15 Revenue from Contracts with Customers (“IFRS 15”) was issued, which replaces IAS 11 Construction Contracts, IAS 18 Revenue and various interpretations. IFRS 15 establishes principles about the nature, amount, timing, and uncertainty of revenue arising from contracts with customers. IFRS 15 requires entities to recognize revenue to reflect the transfer of goods or services to customers measured at the amounts an entity expects to be entitled to in exchange for those goods or services. In September 2015, the IASB deferred the effective date of IFRS 15 from January 1, 2017 to annual periods beginning on or after January 1, 2018. IFRS 15 is to be applied retrospectively, or on a modified retrospective basis. Insurance and investment contracts are not in the scope of this standard. We are currently assessing the impact the adoption of this standard will have on our Consolidated Financial Statements.

In July 2014, the final version of IFRS 9 Financial Instruments (“IFRS 9”) was issued, which replaces IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 includes guidance on the classification and measurement of financial instruments, impairment of financial assets, and hedge accounting. Financial asset classification is based on the cash flow characteristics and the business model in which an asset is held. The classification determines how a financial instrument is accounted for and measured. IFRS 9 also introduces an impairment model for financial instruments not measured at fair value through profit or loss that requires recognition of expected losses at initial recognition of a financial instrument and the recognition of full lifetime expected losses if certain criteria are met. In addition, a new model for hedge accounting was introduced to achieve better alignment with risk management activities. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, to be applied retrospectively, or on a modified retrospective basis. In December 2015, the IASB published an exposure draft that proposes amendments to IFRS 4, which will allow insurance entities to be temporarily exempt from applying IFRS 9 if certain conditions are met. The IASB is currently developing a standard that will replace IFRS 4 and the proposed amendments will provide an option for certain insurers to be temporarily exempt from applying IFRS 9 until the earlier of the effective date of the replacement standard for IFRS 4 and 2021. We are currently assessing the impact the adoption of these standards will have on our Consolidated Financial Statements.

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2015 105

In September 2014, Sale or Contribution of Assets between an Investor and its Associate or Joint Venture was issued, which amends IFRS 10 Consolidated Financial Statements and IAS 28 Investments in Associates and Joint Ventures. These amendments provide guidance on the accounting for a sale or contribution of assets or businesses between an investor and its associate or joint venture. In December 2015, the IASB deferred the effective date of these amendments indefinitely pending the outcome of its research project on the equity method of accounting.

In January 2016, IFRS 16 Leases (“IFRS 16”) was issued, which replaces IAS 17 Leases, and related interpretations. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases for both lessees and lessors. For lessees, IFRS 16 removes the classification of leases as either operating or financing and requires that all leases be recognized on the statement of financial position, with certain exemptions that include leases of 12 months or less. The accounting for lessors is substantially unchanged. The standard is effective for annual periods beginning on or after January 1, 2019, to be applied retrospectively, or on a modified retrospective basis. We are currently assessing the impact the adoption of this standard will have on our Consolidated Financial Statements.

In January 2016, IASB issued narrow-scope amendments to IAS 12 Income Taxes. The amendments clarify how to account for deferred tax assets related to unrealized losses on debt instruments measured at fair value. The amendments are effective for annual periods beginning on or after January 1, 2017. The amendments are to be applied retrospectively, with certain relief available upon transition. We are currently assessing the impact the adoption of these amendments will have on our Consolidated Financial Statements.

In January 2016, Disclosure Initiative (Amendments to IAS 7) was issued, which amends IAS 7 Statement of Cash Flows. The amendments require entities to provide disclosure that enables users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes. The amendments are effective for annual periods beginning on or after January 1, 2017, to be applied prospectively. We are currently assessing the impact the adoption of these amendments will have on our Consolidated Financial Statements.

3. Acquisitions

Acquisitions Completed in 2015

Acquisitions in SLF Asset Management

On September 1, 2015, we completed the acquisition of the Bentall Kennedy group of companies (“Bentall Kennedy”) for cash consideration of $557. Bentall Kennedy is a real estate investment manager operating in Canada and the U.S. and provides specialized real estate investment management and real estate services, including property management and leasing. The acquired business complements our expertise in asset-liability management, fixed income, and alternative asset classes by extending our real estate and mortgage investment capabilities. The fair value of the net identifiable assets acquired was $392, which includes intangible assets of $475 and a net deferred tax liability of $83. The acquired intangible assets include finite life intangible assets of $125 and indefinite life intangible assets of $350. The finite life intangible assets relate to client relationships which are subject to amortization on a straight-line basis over their projected economic lives of 20 years. The indefinite life intangible assets relate to fund management contracts and will not be amortized. We recognized goodwill of $165 as a result of this transaction.

On July 31, 2015, we completed the acquisition of all of the shares of Prime Advisors, Inc. (“Prime Advisors”) for cash consideration of $76. The acquired business increased our capacity for liability-driven investing as Prime Advisors specializes in customized fixed income portfolios, primarily for U.S. insurance companies. The fair value of the net identifiable assets acquired in the transaction was $23, which includes a client relationship intangible asset of $16 that is subject to amortization on a straight-line basis over its projected economic life of 15 years. We recognized goodwill of $53 as a result of this transaction.

On April 2, 2015, we completed the acquisition of all the shares of Ryan Labs Asset Management Inc., previously Ryan Labs, Inc., (“Ryan Labs”), a New York-based asset manager for $46. The acquired business increased our capacity for liability-driven investing and total return fixed income strategies in the United States. The purchase price consisted of SLF Inc. common shares valued at $34, cash of $5, and estimated contingent consideration of $7 to be paid in SLF Inc. common shares if certain future performance targets are achieved. The fair value of the net identifiable assets acquired in the transaction was $9, which includes an intangible asset of $11 and a related deferred tax liability of $5. The acquired intangible asset consists of client relationships which are subject to amortization on a straight-line basis over its projected economic life of 15 years. We recognized goodwill of $37 as a result of this transaction.

Goodwill arising from these transactions includes the benefit of synergies, future business and other economic benefits.

The Total revenue and Total net income (loss) from these acquisitions included in our Consolidated Statements of Operations from the dates of acquisition to December 31, 2015 were $99 and $15, respectively. Had these acquisitions been completed as at January 1, 2015, Total revenue and Total net income (loss) in our Consolidated Statements of Operations for the year ended December 31, 2015 would have been $19,423 and $2,318, respectively. For the year ended December 31, 2015, we incurred acquisition costs of $12 that were included in Operating expenses.

Subsequent Acquisition

On January 7, 2016, we completed a transaction to increase our ownership interest in our joint venture insurance company in Vietnam, PVI Sun Life Insurance Company Limited (“PVISL”), from 49% to 75% by acquiring from PVI Holdings an additional 26% of the charter capital for cash consideration of $49. We also entered into an agreement that allows PVI Holdings to sell all of its outstanding shares to us within a 10 year period. Due to the recent closing of the acquisition, the fair value determination and the initial purchase price accounting for the business combination have not been completed.

Pending Acquisition

On September 9, 2015, we entered into an agreement with Assurant, Inc. (“Assurant”) to acquire Assurant’s U.S. Employee Benefits business for cash consideration of US$940 which consists of a ceding commission and a payment for the acquisition of direct

106 Sun Life Financial Inc. Annual Report 2015	Notes to Consolidated Financial Statements

subsidiaries. The transaction will add new capabilities and increase the size and scale of our Sun Life Financial United States (“SLF U.S.”) business segment. The acquisition will be financed using a combination of cash and subordinated debt issued by SLF Inc. The transaction is expected to close by the end of the first quarter of 2016 and is subject to regulatory approvals and customary closing conditions.

4. Segmented Information

In the third quarter of 2015, we renamed our MFS segment to SLF Asset Management to reflect our asset management acquisitions that were completed in 2015. This segment includes the operations of MFS, previously reported as the MFS segment. The operations of Sun Life Investment Management (“SLIM”) have been added to this segment. SLIM consists of the results of acquisitions completed in 2015, as described in Note 3, and Sun Life Investment Management Inc (“SLIM Inc.”).

We have five reportable segments: Sun Life Financial Canada (“SLF Canada”), SLF U.S., SLF Asset Management, Sun Life Financial Asia (“SLF Asia”), and Corporate.

These reportable segments operate in the financial services industry and reflect our management structure and internal financial reporting. Corporate includes the results of our U.K. business unit and our Corporate Support operations, which include run-off reinsurance operations as well as investment income, expenses, capital, and other items not allocated to our other business groups.

Revenues from our reportable segments are derived principally from life and health insurance, investment management and annuities, and mutual funds. Revenues not attributed to the strategic business units are derived primarily from Corporate investments and earnings on capital. Transactions between segments are executed and priced on an arm’s-length basis in a manner similar to transactions with third parties.

The expenses in each business segment may include costs or services directly incurred or provided on their behalf at the enterprise level. For other costs not directly attributable to one of our business segments, we use a management reporting framework that uses assumptions, judgments, and methodologies for allocating overhead costs, and indirect expenses to our business segments.

Intersegment transactions consist primarily of internal financing agreements which are measured at fair values prevailing when the arrangements are negotiated. Intersegment investment income consists primarily of interest paid by SLF U.S. to Corporate. Intersegment fee income is primarily asset management fees paid by SLF Canada and Corporate to SLF Asset Management, and by SLF Asset Management to SLF U.S. Intersegment transactions are presented in the Consolidation adjustments column in the following tables.

Management considers its external clients to be individuals and corporations. We are not reliant on any individual client as none are individually significant to our operations.

Results by segment for the years ended December 31, are as follows:

	SLF Canada	SLF U.S.	SLF Asset Management	SLF Asia	Corporate	Consolidation adjustments	Total
2015
Gross premiums:
Annuities	$2,715	$143	$–	$–	$30	$–	$2,888
Life insurance	3,783	2,382	–	1,195	102	–	7,462
Health insurance	4,105	2,333	–	16	20	–	6,474
Total gross premiums	10,603	4,858	–	1,211	152	–	16,824
Less: ceded premiums	5,582	627	–	40	180	–	6,429
Net investment income (loss)	2,527	812	4	52	223	(63)	3,555
Fee income	998	210	3,727	306	157	(74)	5,324
Total revenue	8,546	5,253	3,731	1,529	352	(137)	19,274
Less:
Total benefits and expenses	7,530	4,830	2,616	1,170	366	(137)	16,375
Income tax expense (benefit)	177	90	424	48	(140)	–	599
Total net income (loss)	$839	$333	$691	$311	$126	$–	$2,300

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2015 107

	SLF Canada	SLF U.S.	SLF Asset Management	SLF Asia	Corporate	Consolidation adjustments	Total
2014
Gross premiums:
Annuities	$2,227	$325	$–	$–	$28	$–	$2,580
Life insurance	3,580	2,491	–	823	109	–	7,003
Health insurance	3,951	1,940	–	14	11	–	5,916
Total gross premiums	9,758	4,756	–	837	148	–	15,499
Less: ceded premiums	5,058	388	–	33	24	–	5,503
Net investment income (loss)	6,017	3,089	(21)	832	1,456	(58)	11,315
Fee income	909	180	3,046	230	147	(59)	4,453
Total revenue	11,626	7,637	3,025	1,866	1,727	(117)	25,764
Less:
Total benefits and expenses	10,702	7,210	2,202	1,641	1,753	(117)	23,391
Income tax expense (benefit)	129	82	332	43	(95)	–	491
Total net income (loss)	$795	$345	$491	$182	$69	$–	$1,882

Assets and liabilities by segment are as follows:

	SLF Canada	SLF U.S.	SLF Asset Management		SLF Asia	Corporate		Consolidation adjustments	Total
As at December 31, 2015
Total general fund assets	$78,109	$42,890	$4,341		$13,551	$16,690		$(168)	$155,413
Investments for account of segregated fund holders	$72,633	$1,379	$–		$4,278	$13,150		$–	$91,440
Total general fund liabilities	$70,437	$38,843	$2,566		$9,816	$12,501		$(168)	$133,995

As at December 31, 2014
Total general fund assets	$73,810	$34,820	$2,791	(1)	$11,568	$16,570	(1)	$(140)	$139,419
Investments for account of segregated fund holders	$66,859	$1,363	$–		$3,383	$12,333		$–	$83,938
Total general fund liabilities	$66,297	$31,639	$2,047		$8,529	$12,175		$(140)	$120,547

(1)	Due to changes in how we report our segments, goodwill of $449 and intangible assets of $221 pertaining to MFS, previously classified in Corporate, have been reclassified to SLF Asset Management to be consistent with the 2015 presentation.

The revenue and assets of our reportable segments differ from geographic segments primarily due to the geographic segmenting of our SLF Asset Management and Corporate segments.

The following table shows revenue by country for SLF Asset Management and Corporate:

	SLF Asset Management			Corporate
For the years ended December 31,	2015		2014	2015	2014
Revenue:
United States	$3,680		$3,025	$(20)	$177
United Kingdom	–		–	322	1,526
Canada	51	(1)	–	49	14
Other countries	–		–	1	10
Total revenue	$3,731		$3,025	$352	$1,727

(1)	Consists of the Canadian operations of Bentall Kennedy.

108 Sun Life Financial Inc. Annual Report 2015	Notes to Consolidated Financial Statements

The following table shows total assets by country for SLF Asset Management and Corporate:

	SLF Asset Management			Corporate
As at December 31,	2015		2014	2015	2014
Total general fund assets:
United States	$3,871		$2,791	$2,682	$2,702	(2)
United Kingdom	–		–	10,361	9,827
Canada	470	(1)	–	3,503	3,916
Other countries	–		–	144	125
Total general fund assets	$4,341		$2,791	$16,690	$16,570	(2)
Investment for account of segregated fund holders:
United Kingdom	$–		$–	$13,150	$12,333
Total investment for account of segregated fund holders	$–		$–	$13,150	$12,333

(1)	Consists of the Canadian operations of Bentall Kennedy.
(2)	Due to changes in how we report our segments, goodwill of $449 and intangible assets of $221 pertaining to MFS, previously classified in Corporate, have been reclassified to SLF Asset Management to be consistent with the 2015 presentation.

5. Total Invested Assets and Related Net Investment Income

5.A Carrying Value and Fair Value of Financial Assets

The carrying values and fair values of our financial assets are shown in the following tables:

As at December 31, 2015	Carrying value	Fair value
Assets
Cash, cash equivalents and short-term securities	$8,983	$8,983
Debt securities – fair value through profit or loss	56,785	56,785
Debt securities – available-for-sale	13,111	13,111
Equity securities – fair value through profit or loss	4,426	4,426
Equity securities – available-for-sale	887	887
Mortgages and loans	39,103	41,849
Derivative assets	1,866	1,866
Other invested assets – fair value through profit or loss(1)	1,811	1,811
Other invested assets – available-for-sale(1)	327	327
Policy loans	3,151	3,151
Total financial assets(2)	$130,450	$133,196

(1)	Other invested assets (FVTPL and AFS) include our investments in segregated funds, mutual funds, and limited partnerships.
(2)	Invested assets on our Consolidated Statements of Financial Position of $137,963 includes Total financial assets in this table, Investment properties of $6,540, and Other invested assets – non-financial assets of $973.

As at December 31, 2014	Carrying value	Fair value
Assets
Cash, cash equivalents and short-term securities	$6,818	$6,818
Debt securities – fair value through profit or loss	53,127	53,127
Debt securities – available-for-sale	13,087	13,087
Equity securities – fair value through profit or loss	4,357	4,357
Equity securities – available-for-sale	866	866
Mortgages and loans	33,679	36,700
Derivative assets	1,839	1,839
Other invested assets – fair value through profit or loss(1)	1,347	1,347
Other invested assets – available-for-sale(1)	136	136
Policy loans	2,895	2,895
Total financial assets(2)	$118,151	$121,172

(1)	Other invested assets (FVTPL and AFS) include our investments in segregated funds, mutual funds, and limited partnerships.
(2)	Invested assets on our Consolidated Statements of Financial Position of $125,151 includes Total financial assets in this table, Investment properties of $6,108, and Other invested assets – non-financial assets of $892.

Derivative liabilities with a fair value of $3,378 ($1,603 as at December 31, 2014) are also included on the Consolidated Statements of Financial Position.

Our mortgages and loans are generally carried at amortized cost. The fair value of mortgages and loans, for disclosure purposes, is determined based on the methodology and assumptions described in Note 5.A.i. As at December 31, 2015, $37,294 and $4,555 are

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2015 109

categorized in Level 2 and Level 3, respectively, of the fair value hierarchy, described in this Note ($32,778 and $3,922 as at December 31, 2014).

Policy loans are carried at their unpaid principal balances. The fair value of policy loans, for disclosure purposes, is approximated by their carrying value, as policy loans are fully secured by policy values on which the loans are made and are categorized in Level 2 of the fair value hierarchy.

5.A.i Fair Value Methodologies and Assumptions

The fair value of government and corporate debt securities is determined using quoted prices in active markets for identical or similar securities. When quoted prices in active markets are not available, fair value is determined using market standard valuation methodologies, which include discounted cash flow analysis, consensus pricing from various broker dealers that are typically the market makers, or other similar techniques. The assumptions and valuation inputs in applying these market standard valuation methodologies are determined primarily using observable market inputs, which include, but are not limited to, benchmark yields, reported trades of identical or similar instruments, broker-dealer quotes, issuer spreads, bid prices, and reference data including market research publications. In limited circumstances, non-binding broker quotes are used.

The fair value of asset-backed securities is determined using quoted prices in active markets for identical or similar securities, when available, or valuation methodologies and valuation inputs similar to those used for government and corporate debt securities. Additional valuation inputs include structural characteristics of the securities, and the underlying collateral performance, such as prepayment speeds and delinquencies. Expected prepayment speeds are based primarily on those previously experienced in the market at projected future interest rate levels. In instances where there is a lack of sufficient observable market data to value the securities, non-binding broker quotes are used.

The fair value of equity securities is determined using quoted prices in active markets for identical securities or similar securities. When quoted prices in active markets are not available, fair value is determined using equity valuation models, which include discounted cash flow analysis and other techniques that involve benchmark comparison. Valuation inputs primarily include projected future operating cash flows and earnings, dividends, market discount rates, and earnings multiples of comparable companies.

The fair value of mortgages and loans, for disclosure purposes, is determined by discounting the expected future cash flows using a current market interest rate applicable to financial instruments with a similar yield, credit quality, and maturity characteristics. Valuation inputs typically include benchmark yields and risk-adjusted spreads from current lending activities or loan issuances. The risk-adjusted spreads are determined based on the borrower’s credit and liquidity, as well as term and other loan-specific features. Long-term mortgages and loans are generally categorized in Level 3 of the fair value hierarchy. The significant unobservable input is a portion of these risk-adjusted spreads at or beyond the 20-year point for mortgages and at or beyond the 10-year point for loans.

The fair value of derivative financial instruments depends upon derivative types. The fair value of exchange-traded futures and options is determined using quoted prices in active markets, while the fair value of over-the-counter (“OTC”) derivatives is determined using pricing models, such as discounted cash flow analysis or other market standard valuation techniques, with primarily observable market inputs. Valuation inputs used to price OTC derivatives may include swap interest rate curves, foreign exchange spot and forward rates, index prices, the value of underlying securities, projected dividends, volatility surfaces, and in limited circumstances, counterparty quotes. The fair value of OTC derivative financial instruments also includes credit valuation adjustments to reflect the credit risk of both the derivative counterparty and ourselves as well as the impact of contractual factors designed to reduce our credit exposure, such as collateral and legal rights of offset under master netting agreements. Inputs into determining the appropriate credit valuation adjustments are typically obtained from publicly available information and include credit default swap spreads when available, credit spreads derived from specific bond yields, or published cumulative default experience data adjusted for current trends when credit default swap spreads are not available.

The fair value of other invested assets is determined using quoted prices in active markets for identical securities or similar securities. When quoted prices in active markets are not available, fair value is determined using equity valuation models, which include discounted cash flow analysis and other techniques that involve benchmark comparison. Valuation inputs primarily include projected future operating cash flows and earnings, dividends, market discount rates, and earnings multiples of comparable companies.

The fair value of investment properties is generally determined using property valuation models that are based on expected capitalization rates and models that discount expected future net cash flows at current market interest rates reflective of the characteristics, location, and market of each property. Expected future net cash flows include contractual and projected cash flows and forecasted operating expenses, and take into account interest, rental, and occupancy rates derived from market surveys. The estimates of future cash inflows in addition to expected rental income from current leases, include projected income from future leases based on significant assumptions that are consistent with current market conditions. The future rental rates are estimated based on the location, type, and quality of the properties, and take into account market data and projections at the valuation date. The fair values are typically compared to market-based information for reasonability, including recent transactions involving comparable assets. The methodologies and inputs used in these models are in accordance with real estate industry valuation standards. Valuations are prepared externally or internally by professionally accredited real estate appraisers.

The fair value of short-term securities is approximated by their carrying amount, adjusted for credit risk where appropriate.

The fair value of investments for account of segregated fund holders is determined using quoted prices in active markets or independent valuation information provided by investment managers. The fair value of direct investments within investments for account of segregated fund holders, such as short-term securities and government and corporate debt securities, is determined according to valuation methodologies and inputs described above in the respective asset type sections.

The methodologies and assumptions for determining the fair values of investment contract liabilities are included in Note 11.B.

5.A.ii Fair Value Hierarchy

We categorize our assets and liabilities carried at fair value, based on the priority of the inputs to the valuation techniques used to measure fair value, into a three-level fair value hierarchy as follows:

Level 1:    Fair value is based on the unadjusted quoted prices for identical assets or liabilities in an active market. The types of assets and liabilities classified as Level 1 generally include cash and cash equivalents, certain U.S. government and agency securities, exchange-traded equity securities, and certain segregated and mutual fund units held for account of segregated fund holders.

110 Sun Life Financial Inc. Annual Report 2015	Notes to Consolidated Financial Statements

Level 2:    Fair value is based on quoted prices for similar assets or liabilities traded in active markets, or prices from valuation techniques that use significant observable inputs, or inputs that are derived principally from or corroborated with observable market data through correlation or other means. The types of assets and liabilities classified as Level 2 generally include Canadian federal, provincial and municipal government, other foreign government and corporate debt securities, certain asset-backed securities, OTC derivatives, and certain segregated and mutual fund units held for account of segregated fund holders.

Level 3:    Fair value is based on valuation techniques that require one or more significant inputs that are not based on observable market inputs. These unobservable inputs reflect our expectations about the assumptions market participants would use in pricing the asset or liability. The types of assets and liabilities classified as Level 3 generally include certain corporate bonds, certain other invested assets, and investment properties.

Our assets and liabilities that are carried at fair value on a recurring basis by hierarchy level are as follows:

As at December 31, 2015	Level 1	Level 2	Level 3	Total
Assets
Cash, cash equivalents and short-term securities	$8,233	$750	$–	$8,983
Debt securities – fair value through profit or loss	1,205	55,053	527	56,785
Debt securities – available-for-sale	430	12,576	105	13,111
Equity securities – fair value through profit or loss	2,562	1,694	170	4,426
Equity securities – available-for-sale	709	178	–	887
Derivative assets	30	1,836	–	1,866
Other invested assets	888	144	1,106	2,138
Investment properties	–	–	6,540	6,540
Total invested assets measured at fair value	$14,057	$72,231	$8,448	$94,736
Investments for account of segregated fund holders	$27,714	$62,961	$765	$91,440
Total assets measured at fair value	$41,771	$135,192	$9,213	$186,176
Liabilities
Investment contract liabilities	$–	$–	$4	$4
Derivative liabilities	8	3,370	–	3,378
Total liabilities measured at fair value	$8	$3,370	$4	$3,382

Debt securities – fair value through profit or loss consist of the following:

As at December 31, 2015	Level 1	Level 2	Level 3	Total
Canadian federal government	$–	$2,342	$41	$2,383
Canadian provincial and municipal government	–	10,516	39	10,555
U.S. government and agency	1,205	59	8	1,272
Other foreign government	–	5,883	33	5,916
Corporate	–	33,325	343	33,668
Asset-backed securities:
Commercial mortgage-backed securities	–	1,516	1	1,517
Residential mortgage-backed securities	–	1,052	8	1,060
Collateralized debt obligations	–	34	28	62
Other	–	326	26	352
Total debt securities – fair value through profit or loss	$1,205	$55,053	$527	$56,785

Debt securities – available-for-sale consist of the following:

As at December 31, 2015	Level 1	Level 2	Level 3	Total
Canadian federal government	$–	$1,637	$–	$1,637
Canadian provincial and municipal government	–	836	–	836
U.S. government and agency	430	–	–	430
Other foreign government	–	737	1	738
Corporate	–	7,463	63	7,526
Asset-backed securities:
Commercial mortgage-backed securities	–	940	–	940
Residential mortgage-backed securities	–	308	–	308
Collateralized debt obligations	–	221	–	221
Other	–	434	41	475
Total debt securities – available-for-sale	$430	$12,576	$105	$13,111

During 2015, we did not have any significant transfers between Level 1 and Level 2.

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2015 111

Our assets and liabilities that are carried at fair value on a recurring basis by hierarchy level are as follows:

As at December 31, 2014	Level 1	Level 2	Level 3	Total
Assets
Cash, cash equivalents and short-term securities	$5,596	$1,222	$–	$6,818
Debt securities – fair value through profit or loss	1,125	51,111	891	53,127
Debt securities – available-for-sale	345	12,462	280	13,087
Equity securities – fair value through profit or loss	2,626	1,606	125	4,357
Equity securities – available-for-sale	722	144	–	866
Derivative assets	21	1,818	–	1,839
Other invested assets	625	70	788	1,483
Investment properties	–	–	6,108	6,108
Total invested assets measured at fair value	$11,060	$68,433	$8,192	$87,685
Investments for account of segregated fund holders	$27,510	$55,898	$530	$83,938
Total assets measured at fair value	$38,570	$124,331	$8,722	$171,623
Liabilities
Investment contract liabilities	$–	$11	$5	$16
Derivative liabilities	13	1,590	–	1,603
Total liabilities measured at fair value	$13	$1,601	$5	$1,619

Debt securities – fair value through profit or loss consist of the following:

As at December 31, 2014	Level 1	Level 2	Level 3	Total
Canadian federal government	$–	$1,814	$17	$1,831
Canadian provincial and municipal government	–	10,314	21	10,335
U.S. government and agency	1,125	50	8	1,183
Other foreign government	–	5,234	71	5,305
Corporate	–	31,050	611	31,661
Asset-backed securities:
Commercial mortgage-backed securities	–	1,388	28	1,416
Residential mortgage-backed securities	–	742	31	773
Collateralized debt obligations	–	28	71	99
Other	–	491	33	524
Total debt securities – fair value through profit or loss	$1,125	$51,111	$891	$53,127

Debt securities – available-for-sale consist of the following:

As at December 31, 2014	Level 1	Level 2	Level 3	Total
Canadian federal government	$–	$1,717	$–	$1,717
Canadian provincial and municipal government	–	768	–	768
U.S. government and agency	345	61	–	406
Other foreign government	–	535	1	536
Corporate	–	7,929	99	8,028
Asset-backed securities:
Commercial mortgage-backed securities	–	939	3	942
Residential mortgage-backed securities	–	215	–	215
Collateralized debt obligations	–	–	136	136
Other	–	298	41	339
Total debt securities – available-for-sale	$345	$12,462	$280	$13,087

During 2014, we did not have any significant transfers between Level 1 and Level 2.

112 Sun Life Financial Inc. Annual Report 2015	Notes to Consolidated Financial Statements

The following table provides a reconciliation of the beginning and ending balances for assets and liabilities that are categorized in Level 3 for the year ended December 31, 2015:

	Beginning balance	Included in net income(1)(3)	Included in OCI(3)	Purchases	Sales	Settlements	Transfers into Level 3(2)	Transfers (out) of Level 3(2)	Foreign currency translation(4)	Ending balance	Gains (losses) included in earnings relating to instruments still held at the reporting date(1)
Assets
Debt securities – fair value through profit or loss	$891	$(14)	$–	$248	$(35)	$(95)	$134	$(665)	$63	$527	$(37)
Debt securities – available-for-sale	280	(1)	(1)	263	(3)	(15)	8	(432)	6	105	(1)
Equity securities – fair value through profit or loss	125	14	–	46	(2)	(28)	–	–	15	170	14
Other invested assets	788	77	(11)	370	(128)	–	–	–	10	1,106	80
Investment properties	6,108	97	–	386	(367)	–	–	–	316	6,540	219
Total invested assets measured at fair value	$8,192	$173	$(12)	$1,313	$(535)	$(138)	$142	$(1,097)	$410	$8,448	$275
Investments for account of segregated fund holders	$530	$67	$–	$199	$(88)	$(1)	$–	$(9)	$67	$765	$79
Total assets measured at fair value	$8,722	$240	$(12)	$1,512	$(623)	$(139)	$142	$(1,106)	$477	$9,213	$354
Liabilities(5)
Investment contract liabilities	$5	$–	$–	$–	$–	$(1)	$–	$–	$–	$4	$–
Total liabilities measured at fair value	$5	$–	$–	$–	$–	$(1)	$–	$–	$–	$4	$–

(1)	Included in Net investment income (loss) for Total invested assets measured at fair value in our Consolidated Statements of Operations.
(2)	Transfers into Level 3 occur when the inputs used to price the assets and liabilities lack observable market data, and as a result, no longer meet the Level 1 or 2 definitions at the reporting date. Transfers out of Level 3 occur when the pricing inputs become more transparent and satisfy the Level 1 or 2 criteria and are primarily the result of observable market data being available at the reporting date, thus removing the requirement to rely on inputs that lack observability.
(3)	Total gains and losses in net income (loss) and OCI are calculated assuming transfers into or out of Level 3 occur at the beginning of the period. For an asset or liability that transfers into Level 3 during the reporting period, the entire change in fair value for the period is included in the table above. For transfers out of Level 3 during the reporting period, the change in fair value for the period is excluded from the table above.
(4)	Foreign currency translation relates to the foreign exchange impact of translating Level 3 assets and liabilities of foreign subsidiaries from their functional currencies to Canadian dollars.
(5)	For liabilities, gains are indicated by negative numbers.

The following table provides a reconciliation of the beginning and ending balances for assets and liabilities that are categorized in Level 3 for the year ended December 31, 2014:

	Beginning balance	Included in net income(1)(3)	Included in OCI (3)	Purchases	Sales	Settlements	Transfers into Level 3(2)	Transfers (out) of Level 3(2)	Foreign currency translation(4)	Ending balance	Gains (losses) included in earnings relating to instruments still held at the reporting date(1)
Assets
Debt securities – fair value through profit or loss	$1,017	$12	$–	$519	$(40)	$(13)	$82	$(730)	$44	$891	$6
Debt securities – available-for-sale	307	5	2	280	(99)	(33)	–	(198)	16	280	2
Equity securities – fair value through profit or loss	115	(2)	–	9	(4)	–	–	–	7	125	(2)
Other invested assets	618	50	1	194	(80)	–	–	–	5	788	51
Investment properties	6,092	134	–	190	(449)	–	–	–	141	6,108	154
Total invested assets measured at fair value	$8,149	$199	$3	$1,192	$(672)	$(46)	$82	$(928)	$213	$8,192	$211
Investments for account of segregated fund holders	$482	$49	$–	$92	$(113)	$–	$7	$(2)	$15	$530	$47
Total assets measured at fair value	$8,631	$248	$3	$1,284	$(785)	$(46)	$89	$(930)	$228	$8,722	$258
Liabilities(5)
Investment contract liabilities	$7	$(1)	$–	$–	$–	$(1)	$–	$–	$–	$5	$–
Total liabilities measured at fair value	$7	$(1)	$–	$–	$–	$(1)	$–	$–	$–	$5	$–

(1)	Included in Net investment income (loss) for Total invested assets measured at fair value in our Consolidated Statements of Operations.
(2)	Transfers into Level 3 occur when the inputs used to price the assets and liabilities lack observable market data, and as a result, no longer meet the Level 1 or 2 definitions at the reporting date. Transfers out of Level 3 occur when the pricing inputs become more transparent and satisfy the Level 1 or 2 criteria and are primarily the result of observable market data being available at the reporting date, thus removing the requirement to rely on inputs that lack observability.
(3)	Total gains and losses in net income (loss) and OCI are calculated assuming transfers into or out of Level 3 occur at the beginning of the period. For an asset or liability that transfers into Level 3 during the reporting period, the entire change in fair value for the period is included in the table above. For transfers out of Level 3 during the reporting period, the change in fair value for the period is excluded from the table above.
(4)	Foreign currency translation relates to the foreign exchange impact of translating Level 3 assets and liabilities of foreign subsidiaries from their functional currencies to Canadian dollars.
(5)	For liabilities, gains are indicated by negative numbers.

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2015 113

Unobservable Inputs and Sensitivity for Level 3 Assets

Our assets categorized in Level 3 of the fair value hierarchy are primarily Investment properties, Debt securities, and Other invested assets.

The fair value of Investment properties is determined by using the discounted cash flows methodology as described in Note 5.A.i. The key unobservable inputs used in the valuation of investment properties as at December 31, 2015 include the following:

•

Estimated rental value: The estimated rental value is based on contractual rent and other local market lease transactions net of reimbursable operating expenses. An increase (decrease) in the estimated rental value would result in a higher (lower) fair value. The estimated rental value varies depending on the property types, which include retail, office, and industrial properties. The estimated rental value (in dollars, per square foot, per annum) ranges from $12.00 to $40.00 for retail and office properties and from $3.00 to $11.00 for industrial properties.

•

Rental growth rate: The rental growth rate is typically estimated based on expected market behaviour, which is influenced by the type of property and geographic region of the property. An increase (decrease) in the rental growth rate would result in a higher (lower) fair value. The rental growth rate (per annum) ranges from 1.0% to 3.0%.

•

Long-term vacancy rate: The long-term vacancy rate is typically estimated based on expected market behaviour, which is influenced by the type of property and geographic region of the property. An increase (decrease) in the long-term vacancy rate would result in a lower (higher) fair value. The long-term vacancy rate ranges from 2.0% to 10.0%.

•

Discount rate: The discount rate is derived from market activity across various property types and geographic regions and is a reflection of the expected rate of return to be realized on the investment over the next 10 years. An increase (decrease) in the discount rate would result in a lower (higher) fair value. The discount rate ranges from 5.75% to 10.0%.

•

Terminal capitalization rate: The terminal capitalization rate is derived from market activity across various property types and geographic regions and is a reflection of the expected rate of return to be realized on the investment over the remainder of its life after the 10-year period. An increase (decrease) in the terminal capitalization rate would result in a lower (higher) fair value. The terminal capitalization rate ranges from 5.25% to 9.5%.

Changes in the estimated rental value are positively correlated with changes in the rental growth rate. Changes in the estimated rental value are negatively correlated with changes in the long-term vacancy rate, the discount rate, and the terminal capitalization rate.

Our Debt securities categorized in Level 3, which are included in Debt securities – FVTPL and Debt securities – AFS in the Level 3 roll forward table, consist primarily of corporate bonds. The fair value of these corporate bonds is generally determined using broker quotes that cannot be corroborated with observable market transactions. Significant unobservable inputs for these corporate bonds would include issuer spreads, which are comprised of credit, liquidity, and other security-specific features of the bonds. An increase (decrease) in these issuer spreads would result in a lower (higher) fair value. Due to the unobservable nature of these broker quotes, we do not assess whether applying reasonably possible alternative assumptions would have an impact on the fair value of the Level 3 corporate bonds. The majority of our debt securities categorized in Level 3 are FVTPL assets supporting insurance contract liabilities. Changes in the fair value of these assets supporting insurance contract liabilities are largely offset by changes in the corresponding insurance contract liabilities under CALM. As a result, though using reasonably possible alternative assumptions may have an impact on the fair value of the Level 3 debt securities, it would not have a significant impact on our Consolidated Financial Statements.

The Other invested assets categorized in Level 3, which are included in Other invested assets – FVTPL and Other invested assets – AFS in the Level 3 roll forward table, consists primarily of limited partnership investments. The fair value of our limited partnership investments are based on net asset value (“NAV”) provided by management of the limited partnership investments. Based on the unobservable nature of these NAVs, we do not assess whether applying reasonably possible alternative assumptions would have an impact on the fair value of the Level 3 limited partnership investments.

Valuation Process for Level 3 Assets

Our assets categorized in Level 3 of the fair value hierarchy are primarily Investment properties, Debt securities, and limited partnership investments included in Other invested assets. Our valuation processes for these assets are as follows:

The fair value of Investment properties are based on the results of appraisals performed annually and reviewed quarterly for material changes. The valuation methodology used to determine the fair value is in accordance with the standards of the Appraisal Institute of Canada, the U.S., and the U.K. Investment properties are appraised externally at least once every three years. Investment properties not appraised externally in a given year are reviewed by qualified appraisers. A management committee, including investment professionals, reviews the fair value of Investment properties for overall reasonability.

The fair value of Debt securities is generally obtained by external pricing services. We obtain an understanding of inputs and valuation methods used by external pricing services. When fair value cannot be obtained from external pricing services, broker quotes, or internal models subject to detailed review and validation processes are used. The fair value of debt securities is subject to price validation and review procedures to ensure overall reasonability.

The fair value of limited partnership investments, included in Other invested assets, is based on NAV. The financial statements used in calculating the NAV are generally audited annually. We review the NAV of the limited partnership investments and perform analytical and other procedures to ensure the fair value is reasonable.

114 Sun Life Financial Inc. Annual Report 2015	Notes to Consolidated Financial Statements

5.B Interest and Other Investment Income

Interest and other investment income consist of the following:

For the years ended December 31,	2015	2014
Interest income:
Cash, cash equivalents and short-term securities	$32	$42
Debt securities – fair value through profit or loss	2,280	2,110
Debt securities – available-for-sale	391	368
Mortgages and loans	1,859	1,677
Derivative investments	73	113
Policy loans	167	157
Total interest income	4,802	4,467
Equity securities – dividends on fair value through profit or loss	123	123
Equity securities – dividends on available-for-sale	15	17
Investment properties rental income(1)	625	613
Investment properties expenses	(283)	(282)
Other income	168	150
Investment expenses and taxes	(162)	(147)
Total interest and other investment income	$5,288	$4,941

(1)	Comprised of operating lease rental income.

5.C Fair Value and Foreign Currency Changes on Assets and Liabilities

Fair value and foreign currency changes on assets and liabilities recorded to net income consist of the following:

For the years ended December 31,	2015	2014
Fair value change:
Cash, cash equivalents and short-term securities	$47	$14
Debt securities	(1,177)	4,563
Equity securities	(244)	359
Derivative investments	(2,098)	398
Other invested assets	76	59
Total change in fair value through profit or loss assets and liabilities	$(3,396)	$5,393
Fair value changes on investment properties	150	188
Foreign exchange gains (losses)(1)	1,285	591
Fair value and foreign currency changes on assets and liabilities	$(1,961)	$6,172

(1)	Primarily arises from the translation of foreign currency denominated AFS assets and mortgage and loans. Any offsetting amounts arising from foreign currency derivatives are included in the fair value change on derivative investments.

5.D Cash, Cash Equivalents and Short-Term Securities

Cash, cash equivalents and short-term securities presented in our Consolidated Statements of Financial Position and Net cash, cash equivalents and short-term securities presented in our Consolidated Statements of Cash Flows consist of the following:

As at December 31,	2015	2014
Cash	$1,856	$1,283
Cash equivalents	4,822	2,085
Short-term securities	2,305	3,450
Cash, cash equivalents and short-term securities	8,983	6,818
Less: Bank overdraft, recorded in Other liabilities	166	4
Net cash, cash equivalents and short-term securities	$8,817	$6,814

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2015 115

5.E Gross Unrealized Gains and Gross Unrealized Losses on Available-For-Sale Debt and Equity Securities

Gross unrealized gains and gross unrealized losses included in accumulated OCI on AFS debt and equity securities consist of the following:

As at December 31, 2015	Amortized cost	Gross unrealized gains	Gross unrealized (losses)	Fair value
Debt securities:
Canadian federal government	$1,563	$74	$–	$1,637
Canadian provincial and municipal government	805	33	(2)	836
U.S. government and agency	432	1	(3)	430
Other foreign government	675	86	(23)	738
Corporate	7,467	223	(164)	7,526
Asset-backed securities:
Commercial mortgage-backed securities	937	16	(13)	940
Residential mortgage-backed securities	305	5	(2)	308
Collateralized debt obligations	224	–	(3)	221
Other	488	1	(14)	475
Total debt securities	12,896	439	(224)	13,111
Equity securities	675	224	(12)	887
Total AFS debt and equity securities	$13,571	$663	$(236)	$13,998

As at December 31, 2014	Amortized cost	Gross unrealized gains	Gross unrealized (losses)	Fair value
Debt securities:
Canadian federal government	$1,656	$61	$–	$1,717
Canadian provincial and municipal government	740	28	–	768
U.S. government and agency	392	15	(1)	406
Other foreign government	441	96	(1)	536
Corporate	7,681	379	(32)	8,028
Asset-backed securities:
Commercial mortgage-backed securities	910	35	(3)	942
Residential mortgage-backed securities	208	7	–	215
Collateralized debt obligations	137	–	(1)	136
Other	337	4	(2)	339
Total debt securities	12,502	625	(40)	13,087
Equity securities	627	247	(8)	866
Total AFS debt and equity securities	$13,129	$872	$(48)	$13,953

5.F Derivative Financial Instruments and Hedging Activities

The fair values of derivative financial instruments by major class of derivatives are as follows:

As at December 31,	2015		2014
	Fair value		Fair value
	Assets	Liabilities	Assets	Liabilities
Interest rate contracts	$1,707	$(437)	$1,657	$(346)
Foreign exchange contracts	71	(2,925)	67	(1,240)
Other contracts	88	(16)	115	(17)
Total derivatives	$1,866	$(3,378)	$1,839	$(1,603)

116 Sun Life Financial Inc. Annual Report 2015	Notes to Consolidated Financial Statements

The following tables present the fair values of derivative assets and liabilities categorized by type of hedge for accounting purposes and derivative investments:

	Total notional amount	Fair value
As at December 31, 2015		Assets	Liabilities
Derivative investments(1)	$56,747	$1,840	$(3,147)
Fair value hedges	862	–	(230)
Cash flow hedges	236	26	(1)
Net investment hedges	–	–	–
Total derivatives	$57,845	$1,866	$(3,378)

(1)	Derivative investments are derivatives that have not been designated as hedges for accounting purposes.

	Total notional amount	Fair value
As at December 31, 2014		Assets	Liabilities
Derivative investments(1)	$47,284	$1,786	$(1,395)
Fair value hedges	829	–	(208)
Cash flow hedges	98	53	–
Net investment hedges	–	–	–
Total derivatives	$48,211	$1,839	$(1,603)

(1)	Derivative investments are derivatives that have not been designated as hedges for accounting purposes.

We had non-derivative instruments designated as net investment hedges that matured in the fourth quarter of 2015. The fair value of non-derivative instruments was $184 as at December 31, 2014. These non-derivative instruments were presented as Subordinated debt in our Consolidated Statements of Financial Position.

Hedge ineffectiveness recognized in Interest and other investment income consists of the following:

For the years ended December 31,	2015	2014
Fair value hedging ineffectiveness:
Gains (losses) on the hedged items attributable to the hedged risk	$1	$125
Gains (losses) on the hedging derivatives	2	(128)
Net ineffectiveness on fair value hedges	3	(3)
Net investment in foreign operations hedge ineffectiveness	–	–
Cash flow hedging ineffectiveness(1)	–	–
Total hedge ineffectiveness	$3	$(3)

(1)	We expect to reclassify a gain of $3 from accumulated OCI to net income within the next 12 months that relates to cash flow hedges of anticipated award payments under certain share-based payment plans that are expected to occur in 2016, 2017 and 2018. Cash flow hedges also include foreign currency forwards for the anticipated foreign currency purchase of an equity investment in 2016. The reclassification of accumulated OCI to income relating to foreign currency forwards occurs upon disposal or impairment of the equity investment.

5.G Investment Properties

Changes in investment properties are as follows:

For the years ended December 31,	2015	2014
Balance as at January 1	$6,108	$6,092
Additions	327	139
Leasing commissions and tenant inducements, net of amortization	6	1
Fair value gains (losses)	150	184
Disposals	(367)	(449)
Foreign exchange rate movements	316	141
Balance as at December 31	$6,540	$6,108

5.H Transfers of Financial Assets

We enter into transactions, including mortgage securitization, repurchase agreements and securities lending, where we transfer financial assets while retaining the risks and rewards of ownership of the assets. These transferred financial assets are not derecognized and remain on our Consolidated Statements of Financial Position. The carrying value of the transferred assets and the associated liabilities are described in the sections below.

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2015 117

5.H.i Mortgage Securitization

We securitize certain insured fixed rate commercial mortgages through the creation of mortgage-backed securities under the National Housing Act Mortgage-Backed Securities (“NHA MBS”) Program sponsored by the Canada Mortgage and Housing Corporation (“CMHC”). The NHA MBS are then sold to Canada Housing Trust, a government-sponsored security trust that issues securities to third-party investors under the Canadian Mortgage Bond (“CMB”) program. The securitization of these assets does not qualify for derecognition as we have not transferred substantially all of the risks and rewards of ownership. Specifically, we continue to be exposed to pre-payment and interest rate risk associated with these assets. There are no expected credit losses on the securitized mortgages, as the mortgages were already insured by the CMHC prior to securitization. These assets continue to be recognized as Mortgages and loans in our Consolidated Statements of Financial Position. Proceeds from securitization transactions are recognized as secured borrowings and included in Other liabilities in our Consolidated Statements of Financial Position.

Receipts of principal on the securitized mortgages are deposited into a principal reinvestment account (“PRA”) to meet our repayment obligation upon maturity under the CMB program. The assets in the PRA are typically comprised of cash and cash equivalents and certain asset-backed securities. We are exposed to reinvestment risk due to the amortizing nature of the securitized mortgages relative to our repayment obligation for the full principal amount due at maturity. We mitigate this reinvestment risk using interest rate swaps.

The carrying value and fair value of the securitized mortgages as at December 31, 2015 are $654 and $668, respectively ($299 and $311 as at December 31, 2014). The carrying value and fair value of the associated liabilities as at December 31, 2015 are $667 and $689, respectively ($303 and $313 as at December 31, 2014). The carrying value of asset-backed securities in the PRA as at December 31, 2015 and 2014 are $17 and $6, respectively. There are no cash and cash equivalents in the PRA as at December 31, 2015 and 2014.

The fair value of the secured borrowings from mortgage securitization is based on the methodologies and assumptions for asset-backed securities described in Note 5.A. The fair value of these liabilities is categorized in Level 2 of the fair value hierarchy as at December 31, 2015 and 2014.

5.H.ii Repurchase Agreements

We enter into repurchase agreements for operational funding and liquidity purposes. Repurchase agreements have maturities ranging from 8 to 76 days, averaging 50 days, and bear interest at an average rate of 0.61% as at December 31, 2015 (1.04% as at December 31, 2014). The fair values of the transferred assets and the obligations related to their repurchase, which approximate their carrying values, are $1,549 as at December 31, 2015 ($1,333 as at December 31, 2014). These liabilities are categorized in Level 2 of the fair value hierarchy. Collateral primarily consists of cash and cash equivalents as well as government guaranteed securities. Details on the collateral pledged are included in Note 6.A.ii.

5.H.iii Securities Lending

The Company engages in securities lending to generate additional income. Certain securities from its portfolio are lent to other institutions for short periods. Collateral exceeding the fair value of the securities lent, is deposited by the borrower with a lending agent, usually a securities custodian, and maintained by the lending agent until the underlying security has been returned to us. The fair value of the securities lent is monitored on a daily basis with additional collateral obtained or refunded as the fair values fluctuate. Collateral primarily consists of Canadian federal and provincial government securities and cash and cash equivalents. Certain arrangements allow us to invest the cash collateral received for the securities lent. The carrying values of the securities lent approximate their fair values. The carrying values of the securities lent and the related collateral held are $1,438 and $1,511 as at December 31, 2015 ($1,415 and $1,485 as at December 31, 2014). Of the collateral held, we held cash collateral of $193 and $155 as at December 31, 2015 and 2014, which is recognized on our Consolidated Statements of Financial Position.

6. Financial Instrument Risk Management

The significant risks related to financial instruments are credit risk, market risk (equity market risk, interest rate and spread risk, and foreign currency risk) and liquidity risk. The following sections describe how we manage these risks.

Some of our financial instruments risk management policies and procedures are described in our Annual Management’s Discussion and Analysis (“MD&A”) for the year ended December 31, 2015. The shaded text and tables in the Risk Management section of the MD&A represent part of our disclosures on credit, market and liquidity risks and include a description of how we measure our risk and our objectives, policies and methodologies for managing these risks. Therefore, the shaded text and tables are an integral part of these Consolidated Financial Statements.

We use derivative instruments to manage risks related to equity market, interest rate and currency fluctuations and in replication strategies for permissible investments. We do not engage in speculative investment in derivatives. The gap in market sensitivities or exposures between liabilities and supporting assets is monitored and managed within defined tolerance limits, by using derivative instruments, where appropriate. We use models and techniques to measure the effectiveness of our risk management strategies.

6.A Credit Risk

Risk Description

Credit risk is the possibility of loss from amounts owed by our borrowers or financial counterparties. We are subject to credit risk in connection with issuers of securities held in our investment portfolio, debtors, structured securities, reinsurers, counterparties (including derivative, repurchase agreement and securities lending counterparties), other financial institutions and other entities. Losses may occur when a counterparty fails to make timely payments pursuant to the terms of the underlying contractual arrangement or when the counterparty’s credit rating or risk profile otherwise deteriorates. Credit risk can also arise in connection with deterioration in the value of, or ability to, realize on any underlying security that may be used as collateral for the debt obligation. Credit risk can occur at multiple levels, as a result of broad economic conditions, challenges within specific sectors of the economy, or from issues affecting individual

118 Sun Life Financial Inc. Annual Report 2015	Notes to Consolidated Financial Statements

companies. Events that result in defaults, impairments or downgrades of the securities in our investment portfolio would cause the Company to record realized or unrealized losses and increase our provisions for asset default, adversely impacting earnings.

Credit Risk Management Governance and Control

We employ a wide range of credit risk management practices and controls, as outlined below:

•	Credit risk governance practices are in place, including independent monitoring and review and reporting to senior management and the Risk Review Committee.
•	Risk appetite limits have been established for credit risk.
•	Income and regulatory capital sensitivities are monitored, managed and reported against pre-established risk limits.
•	Comprehensive Investment and Credit Risk Management Policy, guidelines and practices are in place.
•	Specific investment diversification requirements are in place, such as defined investment limits for asset class, geography, and industry.
•	Risk-based credit portfolio, counterparty, and sector exposure limits have been established.
•	Mandatory use of credit quality ratings for portfolio investments has been established and is reviewed regularly.
•	Internal rating decisions for new fixed income investments and ongoing review of existing rating decisions are independently adjudicated by corporate risk management.
•	Comprehensive due diligence processes and ongoing credit analyses are conducted.
•	Regulatory solvency requirements include risk-based capital requirements and are monitored regularly.
•	Comprehensive compliance monitoring practices and procedures including reporting against pre-established investment limits are in place.
•	Reinsurance exposures are monitored to ensure that no single reinsurer represents an undue level of credit risk.
•	Stress-testing techniques, such as Dynamic Capital Adequacy Testing (“DCAT”), are used to measure the effects of large and sustained adverse credit developments.
•	Insurance contract liabilities are established in accordance with Canadian actuarial standards of practice.
•

Internal capital targets are established at an enterprise level to cover all risks and are above regulatory supervisory and minimum targets. Actual capital levels are monitored to ensure they exceed internal targets.

6.A.i Maximum Exposure to Credit Risk

Our maximum credit exposure related to financial instruments as at December 31 is the balance as presented in our Consolidated Statements of Financial Position as we believe that these carrying amounts best represent the maximum exposure to credit risk. The credit exposure for debt securities may be increased to the extent that the amounts recovered from default are insufficient to satisfy the actuarial liability cash flows that the assets are intended to support.

The positive fair value of derivative assets is used to determine the credit risk exposure if the counterparties were to default. The credit risk exposure is the cost of replacing, at current market rates, all derivative contracts with a positive fair value. Additionally, we have credit exposure to items not on the Consolidated Statements of Financial Position as follows:

As at December 31,	2015	2014
Off-balance sheet items:
Loan commitments(1)	$816	$1,159
Guarantees	53	61
Total off-balance sheet items	$869	$1,220

(1)	Loan commitments include commitments to extend credit under commercial and residential mortgages and private debt securities not quoted in an active market. Commitments on debt securities contain provisions that allow for withdrawal of the commitment if there is deterioration in the credit quality of the borrower.

6.A.ii Right of Offset and Collateral

We invest in financial assets which may be secured by real estate properties, pools of financial assets, third-party financial guarantees, credit insurance, and other arrangements.

For OTC derivatives, collateral is collected from and pledged to counterparties to manage credit exposure according to the Credit Support Annexes (“CSA”), which forms part of the International Swaps and Derivatives Association’s (“ISDA”) master agreements. It is common practice to execute a CSA in conjunction with an ISDA master agreement. Under the ISDA master agreements for OTC derivatives, we have a right of offset in the event of default, insolvency, bankruptcy, or other early termination. In the ordinary course of business, bilateral OTC exposures under these agreements are substantially mitigated through associated collateral agreements with a majority of our counterparties.

For exchange-traded derivatives subject to derivative clearing agreements with the exchanges and clearinghouses, there is no provision for set-off at default. Initial margin is excluded from the table below as it would become part of a pooled settlement process.

For repurchase agreements and reverse repurchase agreements, assets are sold or purchased with a commitment to resell or repurchase at a future date. Additional collateral may be pledged to or collected from counterparties to manage credit exposure according to bilateral repurchase or reverse repurchase agreements. In the event of default by a counterparty, we are entitled to liquidate the assets we hold as collateral to offset against obligations to the same counterparty.

In the case of securities lending, assets are lent with a commitment from the counterparty to return at a future date. Cash or securities are received as collateral from the counterparty. In the event of default by the counterparty, we are entitled to liquidate the assets we hold as collateral to offset against obligations to the same counterparty.

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2015 119

We do not offset financial instruments in our Consolidated Statements of Financial Position, as our rights of offset are conditional. The following tables present the effect of conditional netting and similar arrangements. Similar arrangements include global master repurchase agreements, security lending agreements, and any related rights to financial collateral.

	Financial instruments presented in the Consolidated Statements of Financial Position(1)	Related amounts not set off in the Consolidated Statements of Financial Position
As at December 31, 2015		Financial instruments subject to master netting or similar agreements	Financial collateral (received) pledged(2)	Net amount
Financial assets
Derivative assets (Note 6.A.v)	$1,866	$(900)	$(795)	$171
Reverse repurchase agreements (Note 8)	289	(96)	(193)	–
Total financial assets	$2,155	$(996)	$(988)	$171
Financial liabilities
Derivative liabilities	$(3,378)	$900	$1,809	$(669)
Repurchase agreements (Note 5.H.ii)	(1,549)	96	1,453	–
Cash collateral on securities lent (Note 5.H.iii)	(193)	–	189	(4)
Total financial liabilities	$(5,120)	$996	$3,451	$(673)

(1)	Net amounts of the financial instruments presented in our Consolidated Statements of Financial Position are the same as our gross recognized financial instruments, as we do not offset financial instruments in our Consolidated Statements of Financial Position.
(2)	Financial collateral excludes overcollateralization and for exchange-traded derivatives, initial margin. Total financial collateral, including initial margin and overcollateralization, received on derivative assets was $1,087, received on reverse repurchase agreements was $289, pledged on derivative liabilities was $2,452, and pledged on repurchase agreements was $1,549.

	Financial instruments presented in the Consolidated Statements of Financial Position(1)	Related amounts not set off in the Consolidated Statements of Financial Position
As at December 31, 2014		Financial instruments subject to master netting or similar agreements	Financial collateral (received) pledged(2)	Net amount
Financial assets
Derivative assets (Note 6.A.v)	$1,839	$(591)	$(1,014)	$234
Reverse repurchase agreements (Note 8)	155	(3)	(152)	–
Total financial assets	$1,994	$(594)	$(1,166)	$234
Financial liabilities
Derivative liabilities	$(1,603)	$591	$659	$(353)
Repurchase agreements (Note 5.H.ii)	(1,333)	3	1,330	–
Cash collateral on securities lent (Note 5.H.iii)	(155)	–	152	(3)
Total financial liabilities	$(3,091)	$594	$2,141	$(356)

(1)	Net amounts of the financial instruments presented in our Consolidated Statements of Financial Position are the same as our gross recognized financial instruments, as we do not offset financial instruments in our Consolidated Statements of Financial Position.
(2)	Financial collateral excludes overcollateralization and for exchange-traded derivatives, initial margin. Total financial collateral, including initial margin and overcollateralization, received on derivative assets was $1,146, received on reverse repurchase agreements was $155, pledged on derivative liabilities was $819, and pledged on repurchase agreements was $1,334.

6.A.iii Concentration Risk

Concentrations of credit risk arise from exposures to a single debtor, a group of related debtors, or groups of debtors that have similar credit risk characteristics, such as groups of debtors in the same economic or geographic regions or in similar industries. Related issuers may have similar economic characteristics so that their ability to meet contractual obligations may be impacted similarly by changes in the economic or political conditions. We manage this risk by appropriately diversifying our investment portfolio through the use of concentration limits. In particular, we maintain policies which set counterparty exposure limits to manage the credit exposure for investments in any single issuer or to the same underlying credit. Exceptions exist for investments in securities which are issued or guaranteed by the Government of Canada, U.S. or U.K. and issuers for which the Risk Review Committee have granted specific approval. Mortgages are collateralized by the related property, and generally do not exceed 75% of the value of the property at the time the original loan is made. Our mortgages and loans are diversified by type and location and, for mortgages, by borrower. Loans provide diversification benefits (name, industry and geography) and often provide stronger covenants and collateral than public debt securities, thereby providing both better credit protection and potentially higher recoveries in the event of default. The following tables provide details of the debt securities, mortgages, and loans held by issuer country, geographic location and industry sector, where applicable.

120 Sun Life Financial Inc. Annual Report 2015	Notes to Consolidated Financial Statements

The carrying value of debt securities by geographic location is shown in the following tables. The geographic location is based on the country of the creditor’s parent.

As at December 31, 2015	Fair value through profit or loss	Available- for- sale	Total debt securities
Canada	$20,400	$3,373	$23,773
United States	20,432	6,546	26,978
United Kingdom	6,416	662	7,078
Other	9,537	2,530	12,067
Balance	$56,785	$13,111	$69,896

As at December 31, 2014	Fair value through profit or loss	Available- for-sale	Total debt securities
Canada	$20,008	$3,779	$23,787
United States	17,978	6,100	24,078
United Kingdom	6,286	805	7,091
Other	8,855	2,403	11,258
Balance	$53,127	$13,087	$66,214

The carrying value of debt securities by issuer and industry sector is shown in the following tables:

As at December 31, 2015	Fair value through profit or loss	Available- for- sale	Total debt securities
Debt securities issued or guaranteed by:
Canadian federal government	$2,383	$1,637	$4,020
Canadian provincial and municipal government	10,555	836	11,391
U.S. government and agency	1,272	430	1,702
Other foreign government	5,916	738	6,654
Total government issued or guaranteed debt securities	20,126	3,641	23,767
Corporate debt securities by industry sector:
Financials	9,905	2,351	12,256
Utilities and energy	10,355	1,477	11,832
Telecommunication services	1,859	372	2,231
Consumer staples and discretionary	4,475	1,473	5,948
Industrials	3,880	847	4,727
Other	3,194	1,006	4,200
Total corporate debt securities	33,668	7,526	41,194
Asset-backed securities	2,991	1,944	4,935
Total debt securities	$56,785	$13,111	$69,896

As at December 31, 2014	Fair value through profit or loss	Available- for-sale	Total debt securities
Debt securities issued or guaranteed by:
Canadian federal government	$1,831	$1,717	$3,548
Canadian provincial and municipal government	10,335	768	11,103
U.S. government and agency	1,183	406	1,589
Other foreign government	5,305	536	5,841
Total government issued or guaranteed debt securities	18,654	3,427	22,081
Corporate debt securities by industry sector:
Financials	9,510	3,034	12,544
Utilities and energy	9,878	1,384	11,262
Telecommunication services	1,708	516	2,224
Consumer staples and discretionary	4,921	1,556	6,477
Industrials	2,911	576	3,487
Other	2,733	962	3,695
Total corporate debt securities	31,661	8,028	39,689
Asset-backed securities	2,812	1,632	4,444
Total debt securities	$53,127	$13,087	$66,214

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2015 121

The carrying value of mortgages and loans by geographic location is shown in the following tables. The geographic location for mortgages is based on location of property, while for corporate loans it is based on the country of the creditor’s parent. Residential mortgages include mortgages for both single and multiple family dwellings.

	Mortgages
As at December 31, 2015	Residential	Non-residential	Loans	Total
Canada	$2,684	$5,383	$13,271	$21,338
United States	992	5,733	7,442	14,167
United Kingdom	–	–	886	886
Other	–	–	2,712	2,712
Total mortgages and loans	$3,676	$11,116	$24,311	$39,103

	Mortgages
As at December 31, 2014	Residential	Non-residential	Loans	Total
Canada	$2,093	$5,754	$12,308	$20,155
United States	701	4,862	5,196	10,759
United Kingdom	–	1	776	777
Other	–	–	1,988	1,988
Total mortgages and loans	$2,794	$10,617	$20,268	$33,679

6.A.iv Contractual Maturities

The contractual maturities of debt securities are shown in the following tables. Debt securities that are not due at a single maturity date are included in the tables in the year of final maturity. Actual maturities could differ from contractual maturities because of the borrower’s right to call or extend or right to prepay obligations, with or without prepayment penalties.

As at December 31, 2015	Fair value through profit or loss	Available- for-sale	Total debt securities
Due in 1 year or less	$1,581	$1,625	$3,206
Due in years 2-5	7,135	3,863	10,998
Due in years 6-10	10,378	2,897	13,275
Due after 10 years	37,691	4,726	42,417
Total debt securities	$56,785	$13,111	$69,896

As at December 31, 2014	Fair value through profit or loss	Available- for-sale	Total debt securities
Due in 1 year or less	$1,951	$1,348	$3,299
Due in years 2-5	6,628	4,473	11,101
Due in years 6-10	9,334	3,024	12,358
Due after 10 years	35,214	4,242	39,456
Total debt securities	$53,127	$13,087	$66,214

The carrying value of mortgages by scheduled maturity, before allowances for losses, is as follows:

As at December 31,	2015	2014
Due in 1 year or less	$1,364	$1,137
Due in years 2-5	4,367	4,784
Due in years 6-10	6,114	4,979
Due after 10 years	2,989	2,548
Total mortgages	$14,834	$13,448

The carrying value of loans by scheduled maturity, before allowances for losses, is as follows:

As at December 31,	2015	2014
Due in 1 year or less	$1,351	$1,012
Due in years 2-5	6,393	4,983
Due in years 6-10	4,599	4,444
Due after 10 years	11,975	9,845
Total loans	$24,318	$20,284

122 Sun Life Financial Inc. Annual Report 2015	Notes to Consolidated Financial Statements

Notional amounts of derivative financial instruments are the basis for calculating payments and are generally not the actual amounts exchanged. The following tables provide the notional amounts of derivative instruments outstanding by type of derivative and term to maturity:

	Term to maturity
As at December 31, 2015	Under 1 Year	1 to 5 Years	Over 5 Years	Total
Over-the-counter contracts:
Interest rate contracts:
Forward contracts	$1,371	$–	$–	$1,371
Swap contracts	689	3,397	18,047	22,133
Options purchased	980	2,781	3,938	7,699
Options written(1)	277	1,557	505	2,339
Foreign exchange contracts:
Forward contracts	4,862	219	–	5,081
Swap contracts	1,793	3,542	7,086	12,421
Other contracts:
Options purchased	3	3	–	6
Forward contracts	96	111	–	207
Swap contracts	310	–	–	310
Credit derivatives(2)	29	512	326	867
Exchange-traded contracts:
Interest rate contracts:
Futures contracts	2,397	–	–	2,397
Foreign exchange contracts:
Futures contracts	83	–	–	83
Equity contracts:
Futures contracts	2,649	–	–	2,649
Options purchased	195	–	–	195
Options written	87	–	–	87
Total notional amount	$15,821	$12,122	$29,902	$57,845

(1)	These are covered short derivative positions that may include interest rate options, swaptions, or floors.
(2)	Our credit default swap program consists entirely of contracts based on investment grade underlying reference securities.

	Term to maturity
As at December 31, 2014	Under 1 Year	1 to 5 Years	Over 5 Years	Total
Over-the-counter contracts:
Interest rate contracts:
Forward contracts	$11	$–	$–	$11
Swap contracts	1,348	3,022	12,492	16,862
Options purchased	1,295	2,636	3,766	7,697
Options written(1)	518	1,104	860	2,482
Foreign exchange contracts:
Forward contracts	3,859	184	–	4,043
Swap contracts	1,240	3,876	7,035	12,151
Other contracts:
Options purchased	–	5	–	5
Forward contracts	88	111	–	199
Swap contracts	341	–	–	341
Credit derivatives(2)	–	151	217	368
Exchange-traded contracts:
Interest rate contracts:
Futures contracts	1,372	–	–	1,372
Foreign exchange contracts:
Futures contracts	173	–	–	173
Equity contracts:
Futures contracts	2,227	–	–	2,227
Options purchased	174	–	–	174
Options written	106	–	–	106
Total notional amount	$12,752	$11,089	$24,370	$48,211

(1)	These are covered short derivative positions that may include interest rate options, swaptions, or floors.
(2)	Our credit default swap program consists entirely of contracts based on investment grade underlying reference securities.

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2015 123

The following tables provide the fair value of derivative instruments outstanding by term to maturity:

	Term to maturity
As at December 31, 2015	Under 1 Year	1 to 5 Years	Over 5 Years	Total
Derivative assets	$144	$268	$1,454	$1,866
Derivative liabilities	$(497)	$(689)	$(2,192)	$(3,378)

	Term to maturity
As at December 31, 2014	Under 1 Year	1 to 5 Years	Over 5 Years	Total
Derivative assets	$158	$233	$1,448	$1,839
Derivative liabilities	$(138)	$(355)	$(1,110)	$(1,603)

6.A.v Asset Quality

The following sections describe our assessment of the credit quality of our financial assets. We monitor credit quality based on internal risk ratings as well as ratings assigned by external rating agencies where available.

Debt Securities by Credit Rating

Investment grade debt securities are those rated BBB and above. Our debt security portfolio was 97% investment grade based on carrying value as at December 31, 2015 (97% as at December 31, 2014). The credit risk ratings were established in accordance with the process described in the Credit Risk Management Governance and Control section.

The following tables summarize our debt securities by credit quality:

As at December 31, 2015	Fair value through profit or loss	Available- for-sale	Total debt securities
Debt securities by credit rating:
AAA	$8,684	$4,283	$12,967
AA	10,046	1,189	11,235
A	19,526	3,709	23,235
BBB	16,974	3,316	20,290
BB and lower	1,555	614	2,169
Total debt securities	$56,785	$13,111	$69,896

As at December 31, 2014	Fair value through profit or loss	Available- for-sale	Total debt securities
Debt securities by credit rating:
AAA	$7,317	$3,975	$11,292
AA	10,201	1,620	11,821
A	18,068	3,786	21,854
BBB	16,259	3,218	19,477
BB and lower	1,282	488	1,770
Total debt securities	$53,127	$13,087	$66,214

Mortgages and Loans by Credit Rating

The credit quality of mortgages and loans is evaluated internally through regular monitoring of credit-related exposures. We use judgment and experience to determine what factors should be considered when assigning an internal credit rating, which is validated through the use of credit scoring models, to a particular mortgage or corporate loan. The internal credit ratings reflect the credit quality of the borrower as well as the value of any collateral held as security.

124 Sun Life Financial Inc. Annual Report 2015	Notes to Consolidated Financial Statements

The following tables summarize our mortgages and loans by credit quality indicator:

As at December 31,	2015	2014
Mortgages by credit rating:
Insured	$2,497	$1,937
AAA	–	69
AA	1,677	984
A	3,051	2,549
BBB	5,412	5,106
BB and lower	2,060	2,685
Impaired	95	81
Total mortgages	$14,792	$13,411

As at December 31,	2015	2014
Loans by credit rating:
AAA	$409	$374
AA	3,174	2,199
A	11,532	10,022
BBB	8,499	7,215
BB and lower	697	438
Impaired	–	20
Total loans	$24,311	$20,268

Derivative Financial Instruments by Counterparty Credit Rating

Derivative instruments consist of bilateral OTC contracts negotiated directly between counterparties, OTC contracts cleared through central clearing houses or exchange-traded contracts. Since a counterparty failure in an OTC derivative transaction could render it ineffective for hedging purposes, we generally transact our derivative contracts with highly-rated counterparties. In limited circumstances, we enter into transactions with lower-rated counterparties if credit enhancement features are included.

We pledge and hold assets as collateral under CSAs for bilateral OTC derivative contracts. The collateral is realized in the event of early termination as defined in the agreements. The assets held and pledged are primarily cash and debt securities issued by the Canadian federal government and U.S. government and agencies. While we are generally permitted to sell or re-pledge the assets held as collateral, we have not sold or re-pledged any assets. Exchange-traded and cleared OTC derivatives require the posting of initial margin, as well as daily cash settlement of variation margin. The terms and conditions related to the use of the collateral are consistent with industry practice.

Further details on collateral held and pledged as well as the impact of netting arrangements are included in Note 6.A.ii.

The following tables show the OTC derivative financial instruments with a positive fair value split by counterparty credit rating:

As at December 31, 2015	Gross positive replacement cost(2)	Impact of master netting agreements(3)	Net replacement cost(4)
Over-the-counter contracts:
AA	$347	$(249)	$98
A	723	(496)	227
BBB	766	(155)	611
Total over-the-counter derivatives(1)	$1,836	$(900)	$936

As at December 31, 2014	Gross positive replacement cost(2)	Impact of master netting agreements(3)	Net replacement cost(4)
Over-the-counter contracts:
AA	$293	$(110)	$183
A	1,130	(470)	660
BBB	396	(11)	385
Total over-the-counter derivatives(1)	$1,819	$(591)	$1,228

(1)	Exchange-traded derivatives with a positive fair value of $30 in 2015 ($20 in 2014) are excluded from the table above, as they are subject to daily margining requirements. Our credit exposure on these derivatives is with the exchanges and clearinghouses.
(2)	Used to determine the credit risk exposure if the counterparties were to default. The credit risk exposure is the cost of replacing, at current market rates, all contracts with a positive fair value.
(3)	The credit risk associated with derivative assets subject to master netting arrangements is reduced by derivative liabilities due to the same counterparty in the event of default or early termination. Our overall exposure to credit risk reduced through master netting arrangements may change substantially following the reporting date as the exposure is affected by each transaction subject to the arrangement.
(4)	Net replacement cost is positive replacement cost less the impact of master netting agreements.

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2015 125

Reinsurance Counterparties Exposure by Credit Rating

The following is the potential maximum exposure to loss based on ceded reserves and outstanding claims. In 2015, we switched from a rating methodology based on ratings assigned by external rating agencies to an internal rating methodology consistent with the rating methodology of fixed income investments that is described in the Credit Risk Management Governance and Control section. The December 31, 2014 exposures have been revised to reflect the change in the rating methodology adopted during the year.

As at December 31, 2015	Gross exposure	Collateral	Net exposure
Reinsurance counterparties by credit rating:
AA	$898	$7	$891
A	3,416	141	3,275
BBB	151	98	53
BB	26	–	26
B	1,717	1,435	282
Not rated	193	191	2
Total	$6,401	$1,872	$4,529
Less: ceded negative reserves	$1,015
Total Reinsurance assets	$5,386

As at December 31, 2014	Gross exposure	Collateral	Net exposure
Reinsurance counterparties by credit rating:
AA	$836	$1	$835
A	2,604	137	2,467
BBB	206	5	201
BB	13	–	13
B	1,317	1,112	205
Not rated	46	16	30
Total	$5,022	$1,271	$3,751
Less: ceded negative reserves	$980
Total Reinsurance assets	$4,042

6.A.vi Impairment of Assets

Management assesses debt and equity securities, mortgages and loans, and other invested assets for objective evidence of impairment at each reporting date. We employ a portfolio monitoring process to identify assets or groups of assets that have objective evidence of impairment, having experienced a loss event or events that have an impact on the estimated future cash flows of the asset or group of assets. There are inherent risks and uncertainties in our evaluation of assets or groups of assets for objective evidence of impairment, including both internal and external factors such as general economic conditions, issuers’ financial conditions and prospects for economic recovery, market interest rates, unforeseen events which affect one or more issuers or industry sectors, and portfolio management parameters, including asset mix, interest rate risk, portfolio diversification, duration matching, and greater than expected liquidity needs. All of these factors could impact our evaluation of an asset or group of assets for objective evidence of impairment.

Management exercises considerable judgment in assessing for objective evidence of impairment and, based on its assessment, classifies specific assets as performing or into one of our credit quality lists:

“Monitor List” – the timely collection of all contractually specified cash flows is reasonably assured, but changes in issuer-specific facts and circumstances require monitoring. No impairment charge is recorded for unrealized losses on assets related to these debtors.

“Watch List” – the timely collection of all contractually specified cash flows is reasonably assured, but changes in issuer-specific facts and circumstances require heightened monitoring. An asset is moved from the Monitor List to the Watch List when changes in issuer-specific facts and circumstances increase the possibility that a security may experience a loss event on an imminent basis. No impairment charge is recorded for unrealized losses on assets related to these debtors.

“Impaired List” – the timely collection of all contractually specified cash flows is no longer reasonably assured. For these investments that are classified as AFS or amortized cost, an impairment charge is recorded or the asset is sold and a realized loss is recorded as a charge to income. Impairment charges and realized losses are recorded on assets related to these debtors.

Equity securities and other invested assets are assessed for impairment according to the prospect of recovering the cost of our investment from estimated future cash flows.

Our approach to determining whether there is objective evidence of impairment varies by asset type. However, we have a process to ensure that in all instances where a decision has been made to sell an asset at a loss, the asset is impaired.

126 Sun Life Financial Inc. Annual Report 2015	Notes to Consolidated Financial Statements

Debt Securities

Objective evidence of impairment on debt securities involves an assessment of the issuer’s ability to meet current and future contractual interest and principal payments. In determining whether debt securities have objective evidence of impairment, we employ a screening process. The process identifies securities in an unrealized loss position, with particular attention paid to those securities whose fair value to amortized cost percentages have been less than 80% for an extended period of time. Discrete credit events, such as a ratings downgrade, are also used to identify securities that may have objective evidence of impairment. The securities identified are then evaluated based on issuer-specific facts and circumstances, including an evaluation of the issuer’s financial condition and prospects for economic recovery, evidence of difficulty being experienced by the issuer’s parent or affiliate, and management’s assessment of the outlook for the issuer’s industry sector.

Management also assesses previously impaired debt securities whose fair value has recovered to determine whether the recovery is objectively related to an event occurring subsequent to the impairment loss that has an impact on the estimated future cash flows of the asset.

Asset-backed securities are assessed for objective evidence of impairment on an alternative basis. Specifically, we periodically update our best estimate of cash flows over the life of the security. In the event that there is an adverse change in the expected cash flows, the asset is impaired. Estimating future cash flows is a quantitative and qualitative process that incorporates information received from third parties, along with assumptions and judgments about the future performance of the underlying collateral. Losses incurred on the respective mortgage-backed securities portfolios are based on loss models using assumptions about key systematic risks, such as unemployment rates and housing prices, and loan-specific information such as delinquency rates and loan-to-value ratios.

Equity Securities and Other Invested Assets

Objective evidence of impairment for equity securities and investments in limited partnerships, segregated funds, and mutual funds involves an assessment of the prospect of recovering the cost of our investment. Instruments in an unrealized loss position are reviewed to determine if objective evidence of impairment exists. Objective evidence of impairment for these instruments includes, but is not limited to, the financial condition and near-term prospects of the issuer, including information about significant changes with adverse effects that have taken place in the technological, market, economic, or legal environment in which the issuer operates, and a significant or prolonged decline in the fair value of the instruments below their cost.

We apply presumptive impairment tests to determine whether there has been a significant or prolonged decline in the fair value of an instrument below its cost, and unless extenuating circumstances exist, the instrument is considered to be impaired.

Mortgages and Loans

Objective evidence of impairment on mortgages and loans involves an assessment of the borrower’s ability to meet current and future contractual interest and principal payments. In determining whether an individual mortgage or loan has objective evidence of impairment, we consider a number of triggers that cause us to reassess its creditworthiness and consequent cause for concern, generally based on a decline in the current financial position of the borrower and, for collateral-dependent mortgages and loans, the value of the collateral.

Mortgages and loans causing concern are monitored closely and evaluated for objective evidence of impairment. For these mortgages and loans, we review information that is appropriate to the circumstances, including recent operating developments, strategy review, timelines for remediation, financial position of the borrower and, for collateral-dependent mortgages and loans, the value of security as well as occupancy and cash flow considerations.

In addition to specific allowances, circumstances may warrant a collective allowance based on objective evidence of impairment for a group of mortgages and loans. We consider regional economic conditions, developments for various property types, and significant exposure to struggling tenants in determining whether there is objective evidence of impairment for certain collateral dependent mortgages and loans, even though it is not possible to identify specific mortgages and loans that are likely to become impaired on an individual basis.

Management also assesses previously impaired mortgages and loans to determine whether a recovery is objectively related to an event occurring subsequent to the impairment loss that has an impact on the estimated future cash flows of the asset.

Impairment of Fair Value Through Profit or Loss Assets

We generally maintain distinct asset portfolios for each line of business. Changes in the fair values of these assets are largely offset by changes in the value of insurance contract liabilities, when there is an effective matching of assets and liabilities. For assets designated as FVTPL, the change in fair value arising from impairment is not separately disclosed. The reduction in fair values of FVTPL debt securities attributable to impairment, results in an increase in insurance contract liabilities charged through the Consolidated Statements of Operations.

Impairment of Available-For-Sale Assets

We recognized impairment losses on available-for-sale assets of $14 for the year ended December 31, 2015 ($17 during 2014).

We did not reverse any impairment on AFS debt securities during 2015 and 2014.

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2015 127

Past Due and Impaired Mortgages and Loans

The distribution of mortgages and loans past due or impaired is shown in the following tables:

	Gross carrying value			Allowance for losses
As at December 31, 2015	Mortgages	Loans	Total	Mortgages	Loans	Total
Not past due	$14,690	$24,279	$38,969	$–	$–	$–
Past due:
Past due less than 90 days	7	32	39	–	–	–
Past due 90 days or more	–	–	–	–	–	–
Impaired	137	7	144	42	7	49
Total	$14,834	$24,318	$39,152	$42	$7	$49

	Gross carrying value			Allowance for losses
As at December 31, 2014	Mortgages	Loans	Total	Mortgages	Loans	Total
Not past due	$13,316	$20,248	$33,564	$–	$–	$–
Past due:
Past due less than 90 days	14	–	14	–	–	–
Past due 90 days or more	–	–	–	–	–	–
Impaired	118	36	154	37	16	53
Total	$13,448	$20,284	$33,732	$37	$16	$53

Changes in Allowances for Losses

The changes in the allowances for losses are as follows:

	Mortgages	Loans	Total
Balance, January 1, 2014	$47	$16	$63
Provision for (reversal of) losses	(9)	–	(9)
Write-offs, net of recoveries	(6)	–	(6)
Foreign exchange rate movements	5	–	5
Balance, December 31, 2014	$37	$16	$53
Provision for (reversal of) losses	1	(12)	(11)
Write-offs, net of recoveries, and other adjustments	(3)	3	–
Foreign exchange rate movements	7	–	7
Balance, December 31, 2015	$42	$7	$49

6.B Market Risk

Risk Description

We are exposed to financial and capital market risks – the risk that the fair value or future cash flows of an insurance contract or financial instrument will fluctuate because of changes or volatility in market prices. Market risk includes equity market, interest rate and spread, real estate and foreign currency risks.

Market Risk Management Governance and Control

We employ a wide range of market risk management practices and controls, as outlined below:

•	Market risk governance practices are in place, including independent monitoring and review and reporting to senior management and the Risk Review Committee.
•	Risk appetite limits have been established for equity market, interest rate, real estate and foreign currency risks.
•	Income and regulatory capital sensitivities are monitored, managed and reported against pre-established risk limits.
•	Comprehensive Asset Liability Management and hedging policies, programs and practices are in place.
•	Regulatory solvency requirements include risk-based capital requirements and are monitored regularly.
•	Product Design and Pricing Policy requires a detailed risk assessment and pricing provisions for material risks.
•	Stress-testing techniques, such as DCAT, are used to measure the effects of large and sustained adverse market movements.
•	Insurance contract liabilities are established in accordance with Canadian actuarial standards of practice.
•

Internal capital targets are established at an enterprise level to cover all risks and are above regulatory supervisory and minimum targets. Actual capital levels are monitored to ensure they exceed internal targets.

128 Sun Life Financial Inc. Annual Report 2015	Notes to Consolidated Financial Statements

Specific market risks and our risk management strategies are discussed below in further detail.

6.B.i Equity Market Risk

Equity market risk is the potential for financial loss arising from declines or volatility in equity market prices. We are exposed to equity risk from a number of sources. A portion of our exposure to equity market risk arises in connection with benefit guarantees on segregated fund contracts. These benefit guarantees may be triggered upon death, maturity, withdrawal or annuitization. The cost of providing for these guarantees is uncertain, and will depend upon a number of factors including general capital market conditions, underlying fund performance, policyholder behaviour, and mortality experience, which may result in negative impacts on our net income and capital.

We generate revenue from fee income in our asset management businesses and from certain insurance and annuity contracts where fees are levied on account balances that are affected directly by equity market levels. Accordingly, we have further exposure to equity risk as adverse fluctuations in the market value of such assets will result in corresponding adverse impacts on our revenue and net income. In addition, declining and volatile equity markets may have a negative impact on sales and redemptions (surrenders) in these businesses, and this may result in further adverse impacts on our net income and financial position.

We also have direct exposure to equity markets from the investments supporting general account liabilities, surplus, and employee benefit plans. These exposures fall within our risk-taking philosophy and appetite, and are therefore generally not hedged.

The carrying value of equities by issuer country is shown in the following tables:

As at December 31, 2015	Fair value through profit or loss	Available- for-sale	Total equities
Canada	$2,887	$40	$2,927
United States	706	634	1,340
United Kingdom	112	5	117
Other	721	208	929
Total equities	$4,426	$887	$5,313

As at December 31, 2014	Fair value through profit or loss	Available- for-sale	Total equities
Canada	$3,016	$62	$3,078
United States	622	598	1,220
United Kingdom	107	4	111
Other	612	202	814
Total equities	$4,357	$866	$5,223

6.B.ii Embedded Derivatives Risk

An embedded derivative is contained within a host insurance contract if it includes an identifiable condition to modify the cash flows that are otherwise payable. This section is applicable to those embedded derivatives where we are not required to, and have not measured (either separately or together with the host contract) the embedded derivative at fair value.

A significant market risk exposure from embedded derivatives arises in connection with the benefit guarantees on segregated fund contracts. These benefit guarantees are linked to underlying fund performance and may be triggered upon death, maturity, withdrawal, or annuitization. We have implemented hedging programs to mitigate a portion of this market risk exposure.

We are also exposed to significant interest rate risk from embedded derivatives in certain general account products and segregated fund contracts, which contain explicit or implicit investment guarantees in the form of minimum crediting rates, guaranteed premium rates, settlement options, and benefit guarantees. If investment returns fall below guaranteed levels, we may be required to increase liabilities or capital in respect of these contracts. The guarantees attached to these products may be applicable to both past premiums collected and future premiums not yet received. Segregated fund contracts provide benefit guarantees that are linked to underlying fund performance and may be triggered upon death, maturity, withdrawal, or annuitization. These products are included in our asset-liability management program and the residual interest rate exposure is managed within our risk appetite limits.

We are also exposed to interest rate risk through guaranteed annuitization options included primarily in retirement contracts and pension plans. These embedded options give policyholders the right to convert their investment into a pension on a guaranteed basis, thereby exposing us to declining long-term interest rates as the annuity guarantee rates come into effect. Embedded options on unit-linked pension contracts give policyholders the right to convert their fund at retirement into pensions on a guaranteed basis, thereby exposing us to declining interest rates and increasing equity market returns (increasing the size of the fund which is eligible for the guaranteed conversion basis). Guaranteed annuity options are included in our asset-liability management program and most of the interest rate and equity exposure is mitigated through hedging.

Significant changes or volatility in interest rates or spreads could have a negative impact on sales of certain insurance and annuity products, and adversely impact the expected pattern of redemptions (surrenders) on existing policies. Increases in interest rates or widening spreads may increase the risk that policyholders will surrender their contracts, potentially forcing us to liquidate assets at a loss and accelerate recognition of certain acquisition expenses. While we have established hedging programs in place and our insurance and annuity products often contain surrender mitigation features, these may not be sufficient to fully offset the adverse impact of the underlying losses.

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2015 129

Certain annuity and long-term disability contracts contain embedded derivatives as benefits are linked to the Consumer Price Index; however most of this exposure is hedged through the Company’s ongoing asset-liability management program.

6.C Liquidity Risk

Risk Description

Liquidity risk is the possibility that we will not be able to fund all cash outflow commitments as they fall due. This includes the risk of being forced to sell assets at depressed prices resulting in realized losses on sale. This risk also includes restrictions on our ability to efficiently allocate capital among our subsidiaries due to various market and regulatory constraints on the movement of funds. Our funding obligations arise in connection with the payment of policyholder benefits, expenses, asset purchases, investment commitments, interest on debt, and dividends on capital stock. Sources of available cash flow include general fund premiums and deposits, investment related inflows (such as maturities, principal repayments, investment income and proceeds of asset sales), proceeds generated from financing activities in normal markets, and dividends and interest payments from subsidiaries. We have various financing transactions and derivative contracts under which we may be required to pledge collateral or to make payments to our counterparties for the decline in market value of specified assets. The amount of collateral or payments may increase under certain circumstances, which could adversely affect our liquidity.

Liquidity Risk Management Governance and Control

We generally maintain a conservative liquidity position and employ a wide range of liquidity risk management practices and controls, which are described below:

•	Liquidity risk governance practices are in place, including independent monitoring and review and reporting to senior management and the Risk Review Committee.
•	Liquidity is managed in accordance with our Asset Liability Management Policy and operating guidelines.
•	Liquidity contingency plans for the management of liquidity in the event of a liquidity crisis are maintained.
•

Stress testing is performed by comparing liquidity coverage ratios under one-month and one-year stress scenarios to our policy thresholds. These liquidity ratios are measured and managed at the enterprise and business segment level.

•	Stress testing of our collateral is performed by comparing collateral coverage ratios to our policy threshold.
•

Cash management and asset-liability management programs support our ability to maintain our financial position by ensuring that sufficient cash flow and liquid assets are available to cover potential funding requirements. We invest in various types of assets with a view of matching them to our liabilities of various durations.

•

Internal capital targets are established at an enterprise level to cover all risks and are above regulatory supervisory and minimum targets. Actual capital levels are monitored to ensure they exceed internal targets.

•	We actively manage and monitor our capital and asset levels, and the diversification and credit quality of our investments.
•	Various credit facilities for general corporate purposes are maintained.

We are subject to various regulations in the jurisdictions in which we operate. The ability of SLF Inc.‘s subsidiaries to pay dividends and transfer funds is regulated in certain jurisdictions and may require local regulatory approvals and the satisfaction of specific conditions in certain circumstances. Through effective cash management and capital planning, SLF Inc. ensures that its subsidiaries, as a whole and on a stand-alone basis, are properly funded and maintain adequate liquidity to meet obligations, both individually and in aggregate.

Based on our historical cash flows and liquidity management processes, we believe that the cash flows from our operating activities will continue to provide sufficient liquidity for us to satisfy debt service obligations and to pay other expenses as they fall due.

7. Insurance Risk Management

7.A Insurance Risk

Risk Description

Insurance risk is the uncertainty of product performance due to differences between the actual experience and expected experience in the areas of mortality, morbidity, longevity and policyholder behaviour. In addition, product design and pricing, expense and reinsurance risks impact multiple risk categories, including insurance risk.

Insurance Risk Management Governance and Control

We employ a wide range of insurance risk management practices and controls, as outlined below:

•	Insurance risk governance practices are in place, including independent monitoring and review and reporting to senior management and the Risk Review Committee.
•	Risk appetite limits have been established for mortality and morbidity, longevity and policyholder behaviour risks.
•	Income and regulatory capital sensitivities are monitored, managed and reported against pre-established risk limits.
•	Comprehensive Insurance Risk Management Policy, guidelines and practices are in place.
•	The global underwriting manual aligns underwriting practices with our corporate risk management standards and ensures a consistent approach in insurance underwriting.
•	Board-approved maximum retention limits (amounts issued in excess of these limits are reinsured) are in place.
•	Detailed procedures, including criteria for approval of risks and for claims adjudication are established and monitored for each business segment.
•	Underwriting and risk selection standards are established and overseen by the corporate underwriting and claims risk management function.
•	Diversification and risk pooling is managed by aggregation of exposures across product lines, geography and distribution channels.
•

The Insurance Risk Policy, and Investment and Credit Risk Management Policy establish acceptance criteria and protocols to monitor the level of reinsurance ceded to any single reinsurer or group of reinsurers.

•	Reinsurance counterparty risk is monitored, including through annual reporting to the Risk Review Committee.

130 Sun Life Financial Inc. Annual Report 2015	Notes to Consolidated Financial Statements

•	Concentration risk exposure is monitored and mitigated on group policies in a single location to avoid a catastrophic event occurrence resulting in a significant impact.
•	Various limits, restrictions and fee structures are introduced into plan designs in order to establish a more homogeneous policy risk profile and limit potential for anti-selection.
•	Regulatory solvency requirements include risk-based capital requirements and are monitored regularly.
•	The Product Design and Pricing Policy requires detailed risk assessment and pricing provision for material risks.
•	Company specific and industry level experience studies and sources of earnings analysis are monitored and factored into valuation, renewal and new business pricing processes.
•	Stress-testing techniques, such as DCAT, are used to measure the effects of large and sustained adverse movements in insurance risk factors.
•	Insurance contract liabilities are established in accordance with Canadian actuarial standards of practice.
•

Internal capital targets are established at an enterprise level to cover all risks and are above regulatory supervisory and minimum targets. Actual capital levels are monitored to ensure they exceed internal targets.

We use reinsurance to limit losses, minimize exposure to significant risks and to provide additional capacity for growth. Our Insurance Risk Policy sets maximum global retention limits and related management standards and practices which are applied to reduce our exposure to large claims. Amounts in excess of the Board-approved maximum retention limits are reinsured. On a single life or joint-first-to-die basis our retention limit is $25 in Canada and is US$25 outside of Canada. For survivorship life insurance, our maximum global retention limit is $30 in Canada and is US$30 outside of Canada. In certain markets and jurisdictions retention levels below the maximum are applied. Reinsurance is utilized for numerous products in most business segments, and placement is done on an automatic basis for defined insurance portfolios and on a facultative basis for individual risks with certain characteristics. Reinsurance is used to provide catastrophic mortality and morbidity coverage for the Canadian Group Benefits business.

Our reinsurance coverage is well diversified and controls are in place to manage exposure to reinsurance counterparties. Reinsurance exposures are monitored to ensure that no single reinsurer represents an undue level of credit risk. This includes performing periodic due diligence on our reinsurance counterparties as well as internal credit assessments on counterparties with which we have material exposure. While reinsurance arrangements provide for the recovery of claims arising from the liabilities ceded, we retain primary responsibility to the policyholders.

Specific insurance risks and our risk management strategies are discussed below in further detail. The sensitivities provided below reflect the impact of any applicable ceded reinsurance arrangements.

7.A.i Mortality and Morbidity Risk

Risk Description

Mortality and morbidity risk is the risk that future experience could be worse than the assumptions used in the pricing and valuation of products. Mortality and morbidity risk can arise in the normal course of business through random fluctuation in realized experience, through catastrophes, or in association with other risk factors such as product development and pricing or model risk. Adverse mortality and morbidity experience could also occur through systemic anti-selection, which could arise due to poor plan design, or underwriting process failure or the development of investor-owned and secondary markets for life insurance policies.

The risk of adverse morbidity experience increases during economic slowdowns, especially with respect to disability coverages, as well as with increases in high medical treatment costs and growth in utilization of specialty drugs. This introduces the potential for adverse financial volatility in our financial results. External factors including medical advances could adversely affect our life insurance, health insurance, critical illness, disability, long-term care insurance and annuity businesses.

For life insurance products for which higher mortality would be financially adverse to the Company, a 2% increase in the best estimate assumption would decrease net income and equity by about $35 ($30 in 2014). This sensitivity reflects the impact of any applicable ceded reinsurance arrangements.

For products where morbidity is a significant assumption, a 5% adverse change in the assumptions would reduce net income and equity by about $140 ($150 in 2014). This sensitivity reflects the impact of any applicable ceded reinsurance arrangements.

Mortality and Morbidity Risk Management Governance and Control

Detailed uniform underwriting procedures have been established to determine the insurability of applicants and to manage exposure to large claims. These underwriting requirements are regularly scrutinized against industry guidelines and oversight is provided through a corporate underwriting and claim management function.

We do not have a high degree of concentration risk to single individuals or groups due to our well-diversified geographic and business mix. The largest portion of mortality risk within the Company is in North America. Individual and group insurance policies are underwritten prior to initial issue and renewals, based on risk selection, plan design, and rating techniques.

The Insurance Risk Policy approved by the Risk Review Committee includes limits on the maximum amount of insurance that may be issued under one policy and the maximum amount that may be retained. These limits vary by geographic region and amounts in excess of limits are reinsured to ensure there is no exposure to unreasonable concentration of risk.

7.A.ii Longevity Risk

Risk Description

Longevity risk is the potential for economic loss, accounting loss or volatility in earnings arising from adverse changes in rates of mortality improvement relative to the assumptions used in the pricing and valuation of products. This risk can manifest itself slowly over time as socioeconomic conditions improve and medical advances continue. It could also manifest itself more quickly, for example, due to medical breakthroughs that significantly extend life expectancy. Longevity risk affects contracts where benefits are based upon the likelihood of survival (for example, annuities, pensions, pure endowments, segregated funds, and specific types of health contracts). Additionally, our longevity risk exposure is exacerbated for certain annuity products such as guaranteed annuity options by an increase in equity market levels.

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2015 131

For annuities products for which lower mortality would be financially adverse to us, a 2% decrease in the mortality assumption would decrease net income and equity by about $115 ($105 in 2014). These sensitivities reflect the impact of any applicable ceded reinsurance arrangements.

Longevity Risk Management Governance and Control

To improve management of longevity risk, we monitor research in the fields which could result in mortality improvement. Stress-testing techniques are used to measure and monitor the impact of extreme mortality improvement on the aggregate portfolio of insurance and annuity products as well as our own pension plans.

7.A.iii Policyholder Behaviour Risk

Risk Description

We can incur losses due to adverse policyholder behaviour relative to the assumptions used in the pricing and valuation of products with regard to lapse of policies or exercise of other embedded policy options.

Uncertainty in policyholder behaviour can arise from several sources including unexpected events in the policyholder’s life circumstances, the general level of economic activity (whether higher or lower than expected), changes in pricing and availability of current products, the introduction of new products, changes in underwriting technology and standards, as well as changes in our financial strength or reputation. Uncertainty in future cash flows affected by policyholder behaviour can be further exacerbated by irrational behaviour during times of economic turbulence or at key option exercise points in the life of an insurance contract.

For individual life insurance products where fewer terminations would be financially adverse to us, net income and equity would be decreased by about $245 ($240 in 2014) if the termination rate assumption were reduced by 10%. For products where more terminations would be financially adverse to us, net income and equity would be decreased by about $120 ($100 in 2014) if the termination rate assumption were increased by 10%. These sensitivities reflect the impact of any applicable ceded reinsurance arrangements.

Policyholder Behaviour Risk Management Governance and Control

Various types of provisions are built into many of our products to reduce the impact of uncertain policyholder behaviour. These provisions include:

•	Surrender charges which adjust the payout to the policyholder by taking into account prevailing market conditions.
•	Limits on the amount that policyholders can surrender or borrow.
•	Restrictions on the timing of policyholders’ ability to exercise certain options.
•	Restrictions on both the types of funds customers can select and the frequency with which they can change funds.
•	Policyholder behaviour risk is also mitigated through reinsurance on some insurance contracts.

7.A.iv Product Design and Pricing Risk

Risk Description

Product design and pricing risk is the risk a product does not perform as expected, causing adverse financial consequences. This risk may arise from deviations in realized experience versus assumptions used in the pricing of products. Risk factors include uncertainty concerning future investment yields, policyholder behaviour, mortality and morbidity experience, sales levels, mix of business, expenses and taxes. Although some of our products permit us to increase premiums or adjust other charges and credits during the life of the policy or contract, the terms of these policies or contracts may not allow for sufficient adjustments to maintain expected profitability. This could have an adverse effect on our profitability and capital position.

Product Design and Pricing Governance and Control

Our Product Design and Pricing Policy, approved by the Risk Review Committee, establishes the framework governing our product design and pricing practices and is designed to align our product offerings with our strategic objectives and risk taking philosophy. Consistent with this policy, product development, design and pricing processes have been implemented throughout the Company. New products follow a stage-gate process with defined management approvals based on the significance of the initiative, and each initiative is subject to a risk assessment process to identify key risks and risk mitigation requirements and must be approved by multi-disciplinary committees. Additional governance and control procedures have been listed below:

•	Pricing models, methods, and assumptions are subject to periodic internal peer reviews.
•	Experience studies, sources of earnings analysis, and product dashboards are used to monitor actual experience against those assumed in pricing and valuation.
•

On experience rated, participating, and adjustable products, emerging experience is reflected through changes in policyholder dividend scales as well as other policy adjustment mechanisms such as premium and benefit levels.

•	Limits and restrictions may be introduced into the design of products to mitigate adverse policyholder behaviour or apply upper thresholds on certain benefits.

7.A.v Expense Risk

Risk Description

Expense risk is the risk that future expenses are higher than the assumptions used in the pricing and valuation of products. This risk can arise from general economic conditions, unexpected increases in inflation, slower than anticipated growth, or reduction in productivity leading to increases in unit expenses. Expense risk occurs in products where we cannot or will not pass increased costs onto the customer and will manifest itself in the form of a liability increase or a reduction in expected future profits.

The sensitivity of liabilities for insurance contracts to a 5% increase in unit expenses would result in a decrease in net income and equity of about $180 ($155 in 2014). These sensitivities reflect the impact of any applicable ceded reinsurance arrangements.

132 Sun Life Financial Inc. Annual Report 2015	Notes to Consolidated Financial Statements

Expenses Risk Management Governance and Control

We closely monitor expenses through an annual budgeting process and ongoing monitoring of any expense gaps between unit expenses assumed in pricing and actual expenses.

7.A.vi Reinsurance Risk

Risk Description

We purchase reinsurance for certain risks underwritten by our various insurance businesses. Reinsurance risk is the risk of financial loss due to adverse developments in reinsurance markets (for example, discontinuance or diminution of reinsurance capacity, or an increase in the cost of reinsurance), insolvency of a reinsurer or inadequate reinsurance coverage.

Changes in reinsurance market conditions, including actions taken by reinsurers to increase rates on existing and new coverage and our ability to obtain appropriate reinsurance, may adversely impact the availability or cost of maintaining existing or securing new reinsurance capacity, with adverse impacts on our business strategies, profitability and financial position.

Reinsurance Risk Management Governance and Control

We have an Insurance Risk Policy, and Investment and Credit Risk Management Policy approved by the Risk Review Committee which set acceptance criteria and processes to monitor the level of reinsurance ceded to any single reinsurer or group of reinsurers. These policies also set out criteria for determining which reinsurance companies qualify as suitable reinsurance counterparties and require that all agreements include provisions to allow action to be taken, such as recapture of ceded risk (at a potential cost to the Company), in the event that the reinsurer loses its legal ability to carry on business through insolvency or regulatory action. Periodic due diligence is performed on the reinsurance counterparties with which we do business and internal credit assessments are performed on reinsurance counterparties with which we have material exposure. Reinsurance counterparty credit exposures are monitored closely and reported annually to the Risk Review Committee.

New sales of our products can be discontinued or changed to reflect developments in the reinsurance markets. Rates for in-force reinsurance treaties can be either guaranteed or adjustable for the life of the ceded policy. There is generally more than one reinsurer supporting a reinsurance pool to diversify this risk.

8. Other Assets

Other assets consist of the following:

As at December 31,	2015	2014
Accounts receivable	$1,550	$1,365
Investment income due and accrued	1,172	1,065
Deferred acquisition costs(1)	194	170
Prepaid expenses	205	163
Premium receivable	356	369
Accrued benefit assets (Note 26)	99	82
Other	355	215
Total other assets	$3,931	$3,429

(1)	Amortization of deferred acquisition cost charged to income during the year amounted to $62 in 2015 ($54 in 2014).

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2015 133

9. Property and Equipment

Changes in property and equipment are as follows:

	Owner-occupied properties		Other property and equipment	Total
	Land	Building
Gross carrying amount
Balance, January 1, 2014	$58	$521	$522	$1,101
Additions	–	10	74	84
Disposals	(23)	(127)	(51)	(201)
Leasing commissions amortization	–	(2)	(2)	(4)
Foreign exchange rate movements	1	14	28	43
Balance, December 31, 2014	$36	$416	$571	$1,023
Additions	1	15	92	108
Acquisitions (Note 3)	–	–	9	9
Disposals	(1)	–	(31)	(32)
Leasing commissions amortization	–	(2)	(3)	(5)
Foreign exchange rate movements	2	30	62	94
Balance, December 31, 2015	$38	$459	$700	$1,197
Accumulated depreciation and impairment
Balance, January 1, 2014	$–	$(183)	$(260)	$(443)
Depreciation charge for the year	–	(12)	(66)	(78)
Disposals	–	32	37	69
Foreign exchange rate movements	–	(4)	(12)	(16)
Balance, December 31, 2014	$–	$(167)	$(301)	$(468)
Depreciation charge for the year	–	(8)	(75)	(83)
Disposals	–	–	30	30
Foreign exchange rate movements	–	(16)	(24)	(40)
Balance, December 31, 2015	$–	$(191)	$(370)	$(561)
Net carrying amount, end of period:
As at December 31, 2014	$36	$249	$270	$555
As at December 31, 2015	$38	$268	$330	$636

10. Goodwill and Intangible Assets

10.A Goodwill

Changes in the carrying amount of goodwill acquired through business combinations by reportable segment are as follows:

	SLF Canada	SLF U.S.	SLF Asia	SLF Asset Management(1)	Corporate(1)	Total
Balance, January 1, 2014	$2,573	$356	$467	$417	$189	$4,002
Foreign exchange rate movements	–	34	44	32	5	115
Balance, December 31, 2014	$2,573	$390	$511	$449	$194	$4,117
Acquisitions (Note 3)	–	–	–	255	–	255
Foreign exchange rate movements	–	74	98	80	22	274
Balance, December 31, 2015	$2,573	$464	$609	$784	$216	$4,646

(1)	Due to changes in how we report our segments, goodwill pertaining to MFS ($449 as at December 31, 2014), previously classified in Corporate, has been reclassified to SLF Asset Management to be consistent with the 2015 presentation.

134 Sun Life Financial Inc. Annual Report 2015	Notes to Consolidated Financial Statements

Goodwill was not impaired in 2015 or 2014. The carrying amounts of goodwill allocated to our CGUs are as follows:

As at December 31,	2015	2014
SLF Canada
Individual	$1,066	$1,066
Group retirement services	453	453
Group benefits	1,054	1,054
SLF U.S.
Employee benefits group	464	390
SLF Asia
Hong Kong	609	511
SLF Asset Management
MFS(1)	523	449
SLIM(2)	261	–
Corporate
U.K.	216	194
Total	$4,646	$4,117

(1)	Due to changes in how we report our segments, goodwill pertaining to MFS, previously classified in Corporate, has been reclassified to SLF Asset Management to be consistent with the 2015 presentation.
(2)	Includes the goodwill recognized from the 2015 acquisitions in the SLF Asset Management segment (Note 3).

Goodwill acquired in business combinations is allocated to the CGUs or groups of CGUs that are expected to benefit from the synergies of the particular acquisition. Goodwill is assessed for impairment annually or more frequently if events or circumstances occur that may result in the recoverable amount of a CGU falling below its carrying value. The recoverable amount is the higher of fair value less cost to sell and value in use. We use fair value less cost to sell as the recoverable amount.

We use the best evidence of fair value less cost to sell as the price obtainable for the sale of a CGU, or group of CGUs. Fair value less cost to sell is initially assessed by looking at recently completed market comparable transactions. In the absence of such comparables, we use either an appraisal methodology (with market assumptions commonly used in the valuation of insurance companies), earnings multiples or factors based on assets under management. The fair value measurements are categorized in Level 3 of the fair value hierarchy.

The appraisal methodology is based on best estimates of future income, expenses, level and cost of capital over the lifetime of the policies and, where appropriate, adjusted for items such as transaction costs. The value ascribed to new business is based on sales anticipated in our business plans, sales projections for the valuation period based on reasonable growth assumptions, and anticipated levels of profitability of that new business. In calculating the value of new business, future sales are projected for 10 to 15 years. In some instances, market multiples are used to approximate the explicit projection of new business.

The discount rates applied reflect the nature of the environment for that CGU. The discount rates used range from 9.5% to 12% (after tax). More established CGUs with a stronger brand and competitive market position use discount rates at the low end of the range and CGUs with a weaker competitive position use discount rates at the high end of the range. The capital levels used are aligned with our business objectives.

Judgment is used in estimating the recoverable amounts of CGUs and the use of different assumptions and estimates could result in material adjustments to the valuation of CGUs and the size of any impairment. Any material change in the key assumptions including those for capital, discount rates, the value of new business, and expenses, as well as cash flow projections used in the determination of recoverable amounts, may result in impairment charges, which could be material.

In considering the sensitivity of the key assumptions above, management determined that there is no reasonably possible change in any of the above that would result in the recoverable amount of any of the CGUs to be less than its carrying amount.

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2015 135

10.B Intangible Assets

Changes in intangible assets are as follows:

	Finite life		Indefinite life	Total
	Internally generated software	Other
Gross carrying amount
Balance, January 1, 2014	$290	$714	$243	$1,247
Additions	66	–	–	66
Disposals	–	–	–	–
Foreign exchange rate movements	11	12	23	46
Balance, December 31, 2014	$367	$726	$266	$1,359
Additions	72	–	–	72
Acquisitions (Note 3)	–	152	350	502
Disposals	(17)	–	–	(17)
Foreign exchange rate movements	29	26	61	116
Balance, December 31, 2015	$451	$904	$677	$2,032

Accumulated amortization and impairment losses
Balance, January 1, 2014	$(136)	$(245)	$–	$(381)
Amortization charge for the year	(47)	(25)	–	(72)
Disposals	–	–	–	–
Impairment of intangible assets	(3)	–	–	(3)
Foreign exchange rate movements	(4)	(4)	–	(8)
Balance, December 31, 2014	$(190)	$(274)	$–	$(464)
Amortization charge for the year	(55)	(28)	–	(83)
Disposals	17	–	–	17
Impairment of intangible assets	–	–	(4)	(4)
Foreign exchange rate movements	(11)	(8)	–	(19)
Balance, December 31, 2015	$(239)	$(310)	$(4)	$(553)

Net carrying amount, end of period:
As at December 31, 2014	$177	$452	$266	$895
As at December 31, 2015	$212	$594	$673	$1,479

The components of the intangible assets are as follows:

As at December 31,	2015	2014
Finite life intangible assets:
Sales potential of field force	$338	$340
Asset administration contracts and client relationships	256	112
Internally generated software	212	177
Total finite life intangible assets	$806	$629
Indefinite life intangible assets:
Fund management contracts(1)	$673	$266
Total indefinite life intangible assets	$673	$266
Total intangible assets	$1,479	$895

(1)	Fund management contracts are attributable to the MFS and SLIM CGUs, where their competitive position in, and the stability of, their respective markets support their classification as indefinite life intangible assets.

11. Insurance Contract Liabilities and Investment Contract Liabilities

11.A Insurance Contract Liabilities

11.A.i Description of Business

The majority of the products sold by the Company are insurance contracts. These contracts include all forms of life, health and critical illness insurance sold to individuals and groups, life contingent annuities, accumulation annuities, and segregated fund products with guarantees.

136 Sun Life Financial Inc. Annual Report 2015	Notes to Consolidated Financial Statements

11.A.ii Methods and Assumptions

General

The liabilities for insurance contracts represent the estimated amounts which, together with estimated future premiums and net investment income, will provide for outstanding claims, estimated future benefits, policyholders’ dividends, taxes (other than income taxes), and expenses on in-force insurance contracts.

In determining our liabilities for insurance contracts, assumptions must be made about mortality and morbidity rates, lapse and other policyholder behaviour, interest rates, equity market performance, asset default, inflation, expenses, and other factors over the life of our products. Most of these assumptions relate to events that are anticipated to occur many years in the future. Assumptions require significant judgment and regular review and, where appropriate, revision.

We use best estimate assumptions for expected future experience and apply margins for adverse deviations to provide for uncertainty in the choice of the best estimate assumptions. The amount of insurance contract liabilities related to the application of margins for adverse deviations to best estimate assumptions is called a provision for adverse deviations.

Best Estimate Assumptions

Best estimate assumptions are intended to be current, neutral estimates of the expected outcome as guided by Canadian actuarial standards of practice. The choice of best estimate assumptions takes into account current circumstances, past experience data (Company and/or industry), the relationship of past to expected future experience, anti-selection, the relationship among assumptions, and other relevant factors. For assumptions on economic matters, the assets supporting the liabilities and the expected policy for asset-liability management are relevant factors.

Margins for Adverse Deviations

The appropriate level of margin for adverse deviations on an assumption is guided by Canadian actuarial standards of practice. For most assumptions, the standard range of margins for adverse deviations is 5% to 20% of the best estimate assumption, and the actuary chooses from within that range based on a number of considerations related to the uncertainty in the determination of the best estimate assumption. The level of uncertainty, and hence the margin chosen, will vary by assumption and by line of business and other factors. Considerations that would tend to indicate a choice of margin at the high end of the range include:

•	The statistical credibility of the Company’s experience is too low to be the primary source of data for choosing the best estimate assumption
•	Future experience is difficult to estimate
•	The cohort of risks lacks homogeneity
•	Operational risks adversely impact the ability to estimate the best estimate assumption
•	Past experience may not be representative of future experience and the experience may deteriorate

Provisions for adverse deviations in future interest rates are included by testing a number of scenarios of future interest rates, some of which are prescribed by Canadian actuarial standards of practice, and determining the liability based on the range of possible outcomes. A scenario of future interest rates includes, for each forecast period between the statement of financial position date and the last liability cash flow, interest rates for risk-free assets, premiums for asset default, rates of inflation, and an investment strategy consistent with the Company’s investment policy. The starting point for all future interest rate scenarios is consistent with the current market environment. If few scenarios are tested, the liability would be at least as great as the largest of the outcomes. If many scenarios are tested, the liability would be within a range defined by the average of the outcomes that are above the 60th percentile of the range of outcomes and the corresponding average for the 80th percentile.

Provisions for adverse deviations in future equity returns are included by scenario testing or by applying margins for adverse deviations. In blocks of business where the valuation of liabilities uses scenario testing of future equity returns, the liability would be within a range defined by the average of the outcomes that are above the 60th percentile of the range of outcomes and the corresponding average for the 80th percentile. In blocks of business where the valuation of liabilities does not use scenario testing of future equity returns, the margin for adverse deviations on common share dividends is between 5% and 20%, and the margin for adverse deviations on capital gains would be 20% plus an assumption that those assets reduce in value by 20% to 50% at the time when the reduction is most adverse. A 30% reduction is appropriate for a diversified portfolio of North American common shares and, for other portfolios, the appropriate reduction depends on the volatility of the portfolio relative to a diversified portfolio of North American common shares.

In choosing margins, we ensure that, when taken one at a time, each margin is reasonable with respect to the underlying best estimate assumption and the extent of uncertainty present in making that assumption, and also that, in aggregate, the cumulative impact of the margins for adverse deviations is considered reasonable with respect to the total amount of our insurance contract liabilities. Our margins are generally stable over time and are generally only revised to reflect changes in the level of uncertainty in the best estimate assumptions. Our margins tend to be at the high end of the range for expenses and future equity and real estate returns and in the mid-range for mortality, morbidity, policyholder behaviour, and future interest rates. When considering the aggregate impact of margins, the actuary assesses the consistency of margins for each assumption across each block of business to ensure there is no double counting or omission and to avoid choosing margins that might be mutually exclusive. In particular, the actuary chooses similar margins for blocks of business with similar characteristics, and also chooses margins that are consistent with other assumptions, including assumptions about economic factors. The actuary is guided by Canadian actuarial standards of practice in making these professional judgments about the reasonableness of margins for adverse deviations.

The best estimate assumptions and margins for adverse deviations are reviewed at least annually and revisions are made when appropriate. The choice of assumptions underlying the valuation of insurance contract liabilities is subject to external actuarial peer review.

Mortality

Mortality refers to the rates at which death occurs for defined groups of people. Life insurance mortality assumptions are generally based on the past five to ten years of experience. Our experience is combined with industry experience where our own experience is

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2015 137

insufficient to be statistically valid. Assumed mortality rates for life insurance and annuity contracts include assumptions about future mortality improvement based on recent trends in population mortality and our outlook for future trends.

Morbidity

Morbidity refers to both the rates of accident or sickness and the rates of recovery therefrom. Most of our disability insurance is marketed on a group basis. We offer critical illness policies on an individual basis in Canada and Asia, long-term care on an individual basis in Canada, and medical stop-loss insurance is offered on a group basis in the U.S. In Canada, group morbidity assumptions are based on our five-year average experience, modified to reflect any emerging trend in recovery rates. For long-term care and critical illness insurance, assumptions are developed in collaboration with our reinsurers and are largely based on their experience. In the United States, our experience is used for both medical stop-loss and disability assumptions, with some consideration of industry experience.

Lapse and Other Policyholder Behaviour

Lapse

Policyholders may allow their policies to lapse prior to the end of the contractual coverage period by choosing not to continue to pay premiums or by surrendering their policy for the cash surrender value. Assumptions for lapse experience on life insurance are generally based on our five-year average experience. Lapse rates vary by plan, age at issue, method of premium payment, and policy duration.

Premium Payment Patterns

For universal life contracts, it is necessary to set assumptions about premium payment patterns. Studies prepared by industry or the actuarial profession are used for products where our experience is insufficient to be statistically valid. Premium payment patterns usually vary by plan, age at issue, method of premium payment, and policy duration.

Expense

Future policy-related expenses include the costs of premium collection, claims adjudication and processing, actuarial calculations, preparation and mailing of policy statements, and related indirect expenses and overheads. Expense assumptions are mainly based on our recent experience using an internal expense allocation methodology. Inflationary increases assumed in future expenses are consistent with the future interest rates used in scenario testing.

Investment Returns

Interest Rates

We generally maintain distinct asset portfolios for each major line of business. In the valuation of insurance contract liabilities, the future cash flows from insurance contracts and the assets that support them are projected under a number of interest rate scenarios, some of which are prescribed by Canadian actuarial standards of practice. Reinvestments and disinvestments take place according to the specifications of each scenario, and the liability is set based on the range of possible outcomes.

Non-Fixed Income Rates of Return

We are exposed to equity markets through our segregated fund products (including variable annuities) that provide guarantees linked to underlying fund performance and through insurance products where the insurance contract liabilities are supported by non-fixed income assets.

For segregated fund products (including variable annuities), we have implemented hedging programs involving the use of derivative instruments to mitigate a large portion of the equity market risk associated with the guarantees. The cost of these hedging programs is reflected in the liabilities. The equity market risk associated with anticipated future fee income is not hedged.

The majority of non-fixed income assets which are designated as FVTPL support our participating and universal life products where investment returns are passed through to policyholders through routine changes in the amount of dividends declared or in the rate of interest credited. In these cases, changes in non-fixed income values are largely offset by changes in insurance contract liabilities.

Asset Default

As required by Canadian actuarial standards of practice, insurance contract liabilities include a provision for possible future default of the assets supporting those liabilities. The amount of the provision for asset default included in the insurance contract liabilities is based on possible reductions in future investment yield that vary by factors such as type of asset, asset credit quality (rating), duration, and country of origin. The asset default assumptions are comprised of a best estimate plus a margin for adverse deviations, and are intended to provide for loss of both principal and income. Best estimate asset default assumptions by asset category and geography are derived from long-term studies of industry experience and the Company’s experience. Margins for adverse deviation are chosen from the standard range (of 25% to 100%) as recommended by Canadian actuarial standards of practice based on the amount of uncertainty in the choice of best estimate assumption. The credit quality of an asset is based on external ratings if available (public bonds) and internal ratings if not (mortgages and loans). Any assets without ratings are treated as if they are rated below investment grade.

In contrast to asset impairment provisions and changes in FVTPL assets arising from impairments, both of which arise from known credit events, the asset default provision in the insurance contract liabilities covers losses related to possible future (unknown) credit events. Canadian actuarial standards of practice require the asset default provision to be determined taking into account known impairments that are recognized elsewhere on the statement of financial position. The asset default provision included in the insurance contract liabilities is reassessed each reporting period in light of impairments, changes in asset quality ratings, and other events that occurred during the period.

138 Sun Life Financial Inc. Annual Report 2015	Notes to Consolidated Financial Statements

11.A.iii Insurance Contract Liabilities

Insurance contract liabilities consist of the following:

As at December 31, 2015	SLF Canada	SLF U.S.	SLF Asia	Corporate(1)	Total
Individual participating life	$19,465	$6,370	$6,338	$1,727	$33,900
Individual non-participating life	8,042	21,197	442	101	29,782
Group life	1,074	1,768	16	–	2,858
Individual annuities	9,086	(100)	–	7,269	16,255
Group annuities	9,871	250	–	–	10,121
Health insurance	8,539	2,133	2	140	10,814
Insurance contract liabilities before other policy liabilities	56,077	31,618	6,798	9,237	103,730
Add: Other policy liabilities(2)	3,047	1,080	2,000	370	6,497
Total insurance contract liabilities	$59,124	$32,698	$8,798	$9,607	$110,227

(1)	Primarily business from the U.K. and run-off reinsurance operations. Includes U.K. business of $1,638 for Individual participating life, $101 for Individual non-participating life, $6,522 for Individual annuities, and $174 for Other policy liabilities.
(2)	Consists of amounts on deposit, policy benefits payable, provisions for unreported claims, provisions for policyholder dividends, and provisions for experience rating refunds.

As at December 31, 2014	SLF Canada	SLF U.S.	SLF Asia	Corporate(1)		Total
Individual participating life	$19,370	$5,522	$5,699	$1,823		$32,414
Individual non-participating life	7,221	17,349	273	(7	)(3)	24,836	(3)
Group life	1,125	1,392	14	–		2,531
Individual annuities	9,168	(52)	–	6,934	(3)	16,050	(3)
Group annuities	9,069	68	–	–		9,137
Health insurance	8,335	1,815	1	124		10,275
Insurance contract liabilities before other policy liabilities	54,288	26,094	5,987	8,874		95,243
Add: Other policy liabilities(2)	3,040	969	1,622	354		5,985
Total insurance contract liabilities	$57,328	$27,063	$7,609	$9,228		$101,228

(1)	Primarily business from the U.K. and run-off reinsurance operations. Includes U.K. business of $1,737 for Individual participating life, $(9) for Individual non-participating life, $6,248 for Individual annuities, and $156 for Other policy liabilities.
(2)	Consists of amounts on deposit, policy benefits payable, provisions for unreported claims, provisions for policyholder dividends, and provisions for experience rating refunds.
(3)	Balances have been changed to conform with current year presentation.

11.A.iv Changes in Insurance Contract Liabilities and Reinsurance Assets

Changes in Insurance contract liabilities and Reinsurance assets are as follows:

For the years ended December 31,	2015			2014
	Insurance contract liabilities	Reinsurance assets	Net	Insurance contract liabilities	Reinsurance assets	Net
Balances, before Other policy liabilities and assets as at January 1,	$95,243	$3,671	$91,572	$83,426	$3,414	$80,012
Change in balances on in-force policies	(2,142)	244	(2,386)	6,909	(305)	7,214
Balances arising from new policies	3,106	275	2,831	2,085	87	1,998
Method and assumption changes	297	(14)	311	(74)	205	(279)
Increase (decrease) in Insurance contract liabilities and Reinsurance assets	1,261	505	756	8,920	(13)	8,933
Foreign exchange rate movements	7,226	636	6,590	2,897	270	2,627
Balances before Other policy liabilities and assets	103,730	4,812	98,918	95,243	3,671	91,572
Other policy liabilities and assets	6,497	574	5,923	5,985	371	5,614
Total Insurance contract liabilities and Reinsurance assets, December 31	$110,227	$5,386	$104,841	$101,228	$4,042	$97,186

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2015 139

11.A.v Impact of Method and Assumption Changes

Impacts of method and assumption changes on Insurance contract liabilities net of Reinsurance assets are as follows:

For the year ended December 31, 2015	Net increase (decrease) before income taxes	Description
Mortality / Morbidity	$ (200)	Updates to reflect mortality/morbidity experience in all jurisdictions and changes to future mortality improvement assumptions in the International insurance business in SLF U.S.
Lapse and other policyholder behaviour	755	Updates to reflect experience as discussed below.
Expenses	90	Updates to reflect expense studies primarily in our International wealth business in SLF U.S. and in the individual wealth business in SLF Canada.
Investment returns	(158)	Updates to various investment related assumptions. The largest item is a change to the provision for investment risk in the SLF Canada participating account.
Model enhancements and other	(176)	Other changes, the largest of which is a change in the tax assumptions in the SLF U.S. insurance business.
Total impact of method and assumption changes	$ 311

Changes in lapse and policyholder behaviour assumptions were primarily in the individual insurance businesses in SLF Canada and SLF U.S. The largest items, which all had negative impacts, were the increase in lapse rates at renewal for term insurance in SLF Canada to reflect a stronger link between lapse rates and the size of the renewal premium increase; the reduction in lapse rates at medium policy durations for Universal Life policies in SLF Canada to reflect emerging experience; the reduction in assumed premium payments for flexible premium insurance policies in SLF U.S. to reflect the increasing tendency of policyholders to stop paying premiums when their policy becomes fully funded; and the reduction in lapse rates on International insurance policies, especially for no-lapse-guarantee policies.

For the year ended December 31, 2014	Net increase (decrease) before income taxes	Description
Mortality / Morbidity	$ 527	Updates to reflect recent experience. Includes $490 relating to changes to future mortality improvement assumptions.
Lapse and other policyholder behaviour	264	Updates to reflect recent lapse and premium persistency experience across various product lines and various jurisdictions.
Expenses	23	Updates to reflect recent experience.
Investment returns	(212)	Primarily updates to credit spread assumptions, asset default assumptions, and provisions for investment risks in the participating accounts.
Model enhancements and other	(109)	Reflects modelling enhancements across various product lines and jurisdictions.
Economic reinvestment assumption changes	(476)	Reflects changes to Canadian actuarial standards of practice which became effective in 2014.
Future funding costs liability release	(296)	Reflects increased certainty of U.S. regulatory requirements related to captive arrangements.
Total impact of method and assumption changes	$ (279)

11.B Investment Contract Liabilities

11.B.i Description of Business

The following are the types of Investment contracts in-force:

•	Term certain payout annuities in Canada and the U.S.
•	Guaranteed Investment Contracts in Canada
•	Unit-linked products issued in the U.K. and Hong Kong
•	Non-unit-linked pensions contracts issued in the U.K. and Hong Kong

140 Sun Life Financial Inc. Annual Report 2015	Notes to Consolidated Financial Statements

11.B.ii Method and Assumption Changes

Investment Contracts with Discretionary Participation Features

Investment contracts with DPF are measured using the same approach as insurance contracts.

Investment Contracts without Discretionary Participation Features

Investment contracts without DPF are measured at FVTPL if by doing so, a potential accounting mismatch is eliminated or significantly reduced or if the contract is managed on a fair value basis. Other investment contracts without DPF are measured at amortized cost.

The fair value liability is measured through the use of prospective discounted cash-flow techniques. For unit-linked contracts, the fair value liability is equal to the current unit fund value, plus additional non-unit liability amounts on a fair value basis if required. For non- unit-linked contracts, the fair value liability is equal to the present value of expected cash flows.

Amortized cost is measured at the date of initial recognition as the fair value of consideration received, less the net effect of principal payments such as transaction costs and front-end fees. At each reporting date, the amortized cost liability is measured as the value of future best estimate cash flows discounted at the effective interest rate. The effective interest rate is the one that equates the discounted cash payments to the liability at the date of initial recognition.

11.B.iii Investment Contract Liabilities

Investment contract liabilities consist of the following:

As at December 31, 2015	SLF Canada	SLF U.S.	SLF Asia	Corporate	Total
Individual participating life	$–	$–	$–	$18	$18
Individual non-participating life	–	–	322	4	326
Individual annuities	2,184	24	–	72	2,280
Group annuities	–	–	289	–	289
Total investment contract liabilities	$2,184	$24	$611	$94	$2,913

Included in the Investment contract liabilities of $2,913 are liabilities of $701 for investment contracts with DPF, $2,208 for investment contracts without DPF measured at amortized cost, and $4 for investment contracts without DPF measured at fair value.

As at December 31, 2014	SLF Canada	SLF U.S.	SLF Asia	Corporate	Total
Individual participating life	$–	$–	$–	$16	$16
Individual non-participating life	–	–	316	5	321
Individual annuities	2,121	32	–	71	2,224
Group annuities	–	–	258	–	258
Total investment contract liabilities	$2,121	$32	$574	$92	$2,819

Included in the Investment contract liabilities of $2,819 are liabilities of $661 for investment contracts with DPF, $2,142 for investment contracts without DPF measured at amortized cost, and $16 for investment contracts without DPF measured at fair value.

11.B.iv Changes in Investment Contract Liabilities

Changes in investment contract liabilities without DPF are as follows:

For the years ended December 31,	2015		2014
	Measured at fair value	Measured at amortized cost	Measured at fair value	Measured at amortized cost
Balance as at January 1	$16	$2,142	$18	$2,000
Deposits	–	438	–	519
Interest	–	43	–	41
Withdrawals	(13)	(435)	(1)	(443)
Fees	–	(5)	–	(3)
Change in fair value	–	–	(1)	–
Other	–	19	1	22
Change in estimate	–	–	–	3
Foreign exchange rate movements	1	6	(1)	3
Balance as at December 31	$4	$2,208	$16	$2,142

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2015 141

Changes in investment contract liabilities with DPF are as follows:

For the years ended December 31,	2015	2014
Balance as at January 1	$661	$584
Change in liabilities on in-force	(85)	2
Liabilities arising from new policies	13	25
Increase (decrease) in liabilities	(72)	27
Foreign exchange rate movements	112	50
Balance as at December 31	$701	$661

11.C Gross Claims and Benefits Paid

Gross claims and benefits paid consist of the following:

For the years ended December 31,	2015	2014
Maturities and surrenders	$2,913	$2,953
Annuity payments	1,865	1,327	(1)
Death and disability benefits	3,499	3,242	(1)
Health benefits	4,650	4,213
Policyholder dividends and interest on claims and deposits	1,159	1,081
Total gross claims and benefits paid	$14,086	$12,816

(1)	Balances have been changed to conform with current year presentation.

11.D Total Assets Supporting Liabilities and Equity

The following tables show the total assets supporting total liabilities for the product lines shown (including insurance contract and investment contract liabilities) and assets supporting equity and other:

As at December 31, 2015	Debt securities		Equity securities	Mortgages and loans	Investment properties	Other		Total
Individual participating life	$18,658		$2,715	$7,278	$4,463	$5,292		$38,406
Individual non-participating life	17,141		1,596	9,544	1,046	9,245		38,572
Group life	679		18	1,429	–	1,610		3,736
Individual annuities	12,969		29	5,597	–	1,237		19,832
Group annuities	5,150		38	5,538	–	768		11,494
Health insurance	3,545		30	6,781	–	2,540		12,896

Equity and other	11,754		887	2,936	1,031	13,869		30,477
Total assets	$69,896		$5,313	$39,103	$6,540	$34,561		$155,413

As at December 31, 2014	Debt securities		Equity securities	Mortgages and loans	Investment properties	Other		Total
Individual participating life	$17,825		$2,785	$6,709	$4,282	$4,634		$36,235
Individual non-participating life	14,984	(1)	1,367	6,809	841	10,095	(1)	34,096	(1)
Group life	735		12	1,368	–	1,255		3,370
Individual annuities	12,047	(1)	16	5,702	–	1,338	(1)	19,103	(1)
Group annuities	4,574		24	4,905	–	384		9,887
Health insurance	4,243		153	6,229	85	1,709		12,419
Equity and other	11,806		866	1,957	900	8,780		24,309
Total assets	$66,214		$5,223	$33,679	$6,108	$28,195		$139,419

(1)	Balances have been changed to conform with current year presentation.

11.E Role of the Appointed Actuary

The Appointed Actuary is appointed by the Board and is responsible for ensuring that the assumptions and methods used in the valuation of policy liabilities and reinsurance recoverables are in accordance with accepted actuarial practice in Canada, applicable legislation, and associated regulations or directives.

The Appointed Actuary is required to provide an opinion regarding the appropriateness of the policy liabilities net of reinsurance recoverables at the statement dates to meet all policy obligations of the Company. Examination of supporting data for accuracy and completeness and analysis of our assets for their ability to support the amount of policy liabilities net of reinsurance recoverables are important elements of the work required to form this opinion.

142 Sun Life Financial Inc. Annual Report 2015	Notes to Consolidated Financial Statements

The Appointed Actuary is required each year to investigate the financial condition of the Company and prepare a report for the Board. The 2015 analysis tested our capital adequacy until December 31, 2019, under various adverse economic and business conditions. The Appointed Actuary reviews the calculation of our Canadian Minimum Continuing Capital and Surplus Requirements (“MCCSR”).

12. Reinsurance

Reinsurance is used primarily to limit exposure to large losses. We have a retention policy that requires that such arrangements be placed with well-established, highly rated reinsurers. Coverage is well-diversified and controls are in place to manage exposure to reinsurance counterparties. While reinsurance arrangements provide for the recovery of claims arising from the liabilities ceded, we retain primary responsibility to the policyholders.

12.A Reinsurance Assets

Reinsurance assets are measured using the amounts and assumptions associated with the underlying insurance contracts and in accordance with the terms of each reinsurance contract. Reinsurance assets are comprised of the following:

As at December 31, 2015	SLF Canada	SLF U.S.	SLF Asia	Corporate(1)	Total
Individual participating life	$26	$(15)	$188	$–	$199
Individual non-participating life	61	1,971	119	30	2,181
Group life	55	1,469	–	–	1,524
Individual annuities	–	–	–	260	260
Group annuities	147	–	–	–	147
Health insurance	344	156	–	1	501
Reinsurance assets before other policy assets	633	3,581	307	291	4,812
Add: Other policy assets(2)	78	307	14	175	574
Total Reinsurance assets	$711	$3,888	$321	$466	$5,386

(1)	Primarily business from the U.K. and run-off reinsurance operations. Includes U.K. business of $30 for Individual non-participating life and $83 for Individual annuities.
(2)	Consists of amounts on deposit, policy benefits payable, provisions for unreported claims, provisions for policyholder dividends, and provisions for experience rating refunds.

As at December 31, 2014	SLF Canada	SLF U.S.	SLF Asia	Corporate(1)		Total
Individual participating life	$14	$(15)	$143	$–		$142
Individual non-participating life	(77)	1,504	96	25	(3)	1,548	(3)
Group life	59	1,152	–	–		1,211
Individual annuities	–	–	–	235	(3)	235	(3)
Health insurance	411	123	–	1		535
Reinsurance assets before other policy assets	407	2,764	239	261		3,671
Add: Other policy assets(2)	76	275	11	9		371
Total Reinsurance assets	$483	$3,039	$250	$270		$4,042

(1)	Primarily business from the U.K. and run-off reinsurance operations. Includes U.K. business of $25 for Individual non-participating life and $74 for Individual annuities.
(2)	Consists of amounts on deposit, policy benefits payable, provisions for unreported claims, provisions for policyholder dividends, and provisions for experience rating refunds.
(3)	Balances have been changed to conform with current year presentation.

There was no impairment of Reinsurance assets in 2015 and 2014. Changes in Reinsurance assets are included in Note 11.A.iv.

12.B Reinsurance (Expenses) Recoveries

Reinsurance (expenses) recoveries are comprised of the following:

For the years ended December 31,	2015	2014
Recovered claims and benefits	$5,356	$4,629
Commissions	67	55
Reserve adjustments	191	216
Operating expenses and other	532	511
Reinsurance (expenses) recoveries	$6,146	$5,411
12.C Reinsurance Gains or Losses

We entered into a reinsurance arrangement that resulted in a profit on inception of $13 after tax for the year ended December 31, 2015 ($nil for the year ended December 31, 2014).

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2015 143

13. Other Liabilities

13.A Composition of Other Liabilities

Other liabilities consist of the following:

As at December 31,	2015	2014
Accounts payable	$2,470	$2,118
Bank overdrafts and cash pooling	166	4
Repurchase agreements (Note 5)	1,549	1,333
Accrued expenses and taxes	2,829	2,648
Borrowed funds	908	307
Senior financing	2,097	1,760
Accrued benefit liability (Note 26)	622	600
Secured borrowings from mortgage securitization (Note 5)	667	303
Other(1)	1,024	652
Total other liabilities	$12,332	$9,725

(1)	Includes third-party interest in consolidated investment funds managed by the Company of $271 for 2015 and $25 for 2014.

13.B Borrowed Funds

Borrowed funds include the following:

As at December 31,	Currency of borrowing	Maturity	2015	2014
Encumbrances on real estate	Cdn. dollars	Current – 2033	$294	$240
Encumbrances on real estate	U.S. dollars	Current – 2020	61	67
Other (1)	U.S. dollars	Current – 2017	553	—
Total borrowed funds			$908	$307

(1)	The loan bears interest at a spread over the one month London Inter Bank Offered Rate (“LIBOR”).

Interest expense for the borrowed funds was $18 and $17 for 2015 and 2014. The aggregate maturities of borrowed funds are included in Note 6.

13.C Senior Financing

On November 8, 2007, a structured entity consolidated by us issued a US$1,000 variable principal floating rate certificate (the

“Certificate”) to a financial institution (the “Lender”). At the same time, Sun Life Assurance Company of Canada-U.S. Operations

Holdings, Inc. (“U.S. Holdings”), a subsidiary of SLF Inc., entered into an agreement with the Lender, pursuant to which U.S. Holdings will bear the ultimate obligation to repay the outstanding principal amount of the Certificate and be obligated to make quarterly interest payments at three-month LIBOR plus a fixed spread. SLF Inc. has fully guaranteed the obligation of U.S. Holdings. The structured entity issued additional certificates after the initial issuance, totaling to US$515, none of which were issued during 2015. Total collateral posted per the financing agreement was US$24 as at December 31, 2015 (US$24 as at December 31, 2014).

The maximum capacity of this agreement is US$2,500. The agreement expires on November 8, 2037 and the maturity date may be extended annually for additional one-year periods upon the mutual agreement of the parties, provided such date is not beyond November 8, 2067. The agreement can be cancelled or unwound at the option of U.S. Holdings in whole or in part from time to time, or in whole under certain events.

For the year ended December 31, 2015, we recorded $19 of interest expense relating to this obligation ($16 in 2014). The fair value of the obligation is $1,663 ($1,507 in 2014). The fair value is determined by discounting the expected future cash flows using a current market interest rate adjusted by SLF Inc.‘s credit spread and is categorized in Level 3 of the fair value hierarchy.

144 Sun Life Financial Inc. Annual Report 2015	Notes to Consolidated Financial Statements

14. Senior Debentures and Innovative Capital Instruments

14.A Senior Debentures

The following Canadian dollar obligations are included in Senior debentures:

	Interest rate	Earliest par call date		Maturity	December 31, 2015	December 31, 2014
SLF Inc. senior unsecured debentures
Series A issued November 23, 2005(1)	4.80%	November 23, 2015		2035	$–	$600
Series B issued March 13, 2006(2)	4.95%	June 1, 2016	(3)	2036	700	700
Series B issued February 26, 2007(2)	4.95%	June 1, 2016	(3)	2036	250	251
Series D issued June 30, 2009	5.70%	n/a	(4)	2019	300	300
Series E issued August 23, 2011	4.57%	n/a	(4)	2021	298	298
Sun Life Assurance debentures(5)
Issued to Sun Life Capital Trust I (“SLCT I”)
Series B issued June 25, 2002	7.09%	June 30, 2032	(6)	2052	200	200
Issued to Sun Life Capital Trust II (“SLCT II”)
Series C issued November 20, 2009(7)	6.06%	December 31, 2019	(8)	2108	500	500
Total senior debentures					$2,248	$2,849
Fair value					$2,464	$3,139

(1)	Redeemed on November 23, 2015 at redemption price equal to the principal amount together with accrued and unpaid interest to that date.
(2)	From June 1, 2016, interest is payable at 1% over the Canadian dollar offered rate for three-month bankers’ acceptances (“CDOR”).
(3)	The relevant debenture may be redeemed, at par, on an interest payment date on or after the date noted, at the option of the issuer.
(4)	The relevant debenture may be redeemed, at the option of SLF Inc. at any time, at a redemption price equal to the greater of par and a price based on the yield of a corresponding Government of Canada bond.
(5)	The Sun Life Assurance debentures were issued to SLCT I and SLCT II, which issued innovative capital instruments and used the proceeds to purchase Sun Life Assurance debentures. Further details about SLCT I and SLCT II are described later in this Note.
(6)	This debenture may be redeemed, at the option of the issuer, in whole or in part on any interest payment date or in whole upon the occurrence of a Regulatory Event or Tax Event, as described in the debenture. Prior to June 30, 2032, the redemption price is the greater of par and a price based on the yield of a corresponding Government of Canada bond plus 0.32%; from June 30, 2032, the redemption price is par. Redemption is subject to regulatory approval.
(7)	On December 31, 2019, and every fifth anniversary thereafter (“Interest Reset Date”), the interest rate will reset to an annual rate equal to the five-year Government of Canada bond yield plus 3.60%.
(8)	On or after December 31, 2014, this debenture may be redeemed in whole or in part at the option of the issuer. If redemption occurs on an Interest Reset Date, the redemption price is par; otherwise, it is the greater of par and a price based on the yield of a corresponding Government of Canada bond plus (i) 0.65% if redemption occurs prior to December 31, 2019, or (ii) 1.30% if redemption occurs after December 31, 2019. Also, at the option of the issuer, this debenture may be redeemed in whole at par at any time upon the occurrence of a Regulatory Event or Tax Event, as described in the debenture. Redemption is subject to regulatory approval.

Fair value is determined based on quoted market prices for identical or similar instruments. When quoted market prices are not available, fair value is determined from observable market data by dealers that are typically the market makers. The fair value is categorized in Level 2 of the fair value hierarchy.

Interest expense for senior debentures was $148 and $151 for 2015 and 2014.

All senior unsecured debentures of SLF Inc. are direct senior unsecured obligations of SLF Inc. and rank equally with other unsecured and unsubordinated indebtedness of SLF Inc.

14.B Innovative Capital Instruments

Innovative capital instruments consist of Sun Life ExchangEable Capital Securities (“SLEECS”), which were issued by SLCT I and SLCT II (together “SL Capital Trusts”), established as trusts under the laws of Ontario. SLCT I issued Sun Life ExchangEable Securities – Series B (“SLEECS B”), which are classes of units that represent an undivided beneficial ownership interest in the assets of that trust. SLEECS B are non-voting except in certain limited circumstances. Holders of the SLEECS B are eligible to receive semi-annual non-cumulative fixed cash distributions. SLCT II issued Sun Life ExchangEable Capital Securities – Series 2009-1 (“SLEECS 2009-1”), which are subordinated unsecured debt obligations. Holders of SLEECS 2009-1 are eligible to receive semi-annual interest payments. The proceeds of the issuances of SLEECS B and SLEECS 2009-1 were used by the SL Capital Trusts to purchase senior debentures of Sun Life Assurance. The SL Capital Trusts are not consolidated by us. As a result, the innovative capital instruments are not reported on our Consolidated Financial Statements. However, the senior debentures issued by Sun Life Assurance to the SL Capital Trusts are reported on our Consolidated Financial Statements.

The SLEECS are structured with the intention of achieving Tier 1 regulatory capital treatment for SLF Inc. and Sun Life Assurance and, as such, have features of equity capital. No interest payments or distributions will be paid in cash by the SL Capital Trusts on the SLEECS if Sun Life Assurance fails to declare regular dividends (i) on its Class B Non-Cumulative Preferred Shares Series A, or (ii) on its public preferred shares, if any are outstanding (each, a “Missed Dividend Event”). In the case of the SLEECS 2009-1, if a Missed Dividend Event occurs or if an interest payment is not made in cash on the SLEECS 2009-1 for any reason, including at the election of Sun Life Assurance, holders of the SLEECS 2009-1 will be required to invest interest paid on the SLEECS 2009-1 in non-cumulative perpetual preferred shares of Sun Life Assurance. In the case of the SLEECS B, if a Missed Dividend Event occurs, the net distributable funds of SLCT I will be distributed to Sun Life Assurance as the holder of Special Trust Securities of that trust. If the SL Capital Trusts fail to pay in cash the semi-annual interest payments or distributions on the SLEECS in full for any reason other than a Missed Dividend Event, then, for a specified period of time, Sun Life Assurance will not declare dividends of any kind on any of its public preferred shares, and if no such public preferred shares are outstanding, SLF Inc. will not declare dividends of any kind on any of its preferred shares or common shares.

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2015 145

Each SLEECS B and each one thousand dollars principal amount of SLEECS 2009-1 will be automatically exchanged for 40 non-cumulative perpetual preferred shares of Sun Life Assurance if any one of the following events occurs: (i) proceedings are commenced or an order is made for the winding-up of Sun Life Assurance; (ii) OSFI takes control of Sun Life Assurance or its assets; (iii) Sun Life Assurance’s Tier 1 capital ratio is less than 75% or its MCCSR ratio is less than 120%; or (iv) OSFI directs Sun Life Assurance to increase its capital or provide additional liquidity and Sun Life Assurance either fails to comply with such direction or elects to have the SLEECS automatically exchanged (“Automatic Exchange Event”). Upon an Automatic Exchange Event, former holders of the SLEECS will cease to have any claim or entitlement to distributions, interest or principal against the issuing SL Capital Trusts and will rank as preferred shareholders of Sun Life Assurance in a liquidation of Sun Life Assurance.

According to OSFI guidelines, innovative capital instruments can comprise up to 15% of net Tier 1 capital with an additional 5% eligible for Tier 2B capital. As at December 31, 2015, for regulatory capital purposes of Sun Life Assurance, $697 (2014 – $697) represents Tier 1 capital.

The table below presents additional significant terms and conditions of the SLEECS:

Issuer	Issuance date	Distribution or interest payment dates	Annual yield		Redemption date at the issuer’s option	Conversion date at the holder’s option	Principal Amount
Sun Life Capital Trust(1)(2)(3)(4)
SLEECS B	June 25, 2002	June 30, December 31	7.093%		June 30, 2007	Any time	$200
Sun Life Capital Trust II(1)(2)
SLEECS 2009-1	November 20, 2009	June 30, December 31	5.863%	(5)	December 31, 2014	No conversion option	500
Total							$700

(1)	Subject to the approval of OSFI, (i) the SL Capital Trusts may, in whole or in part, on the redemption date specified above or on any distribution date thereafter, or in the case of SLCT II, on any date thereafter, redeem any outstanding SLEECS without the consent of the holders, and (ii) upon occurrence of a Regulatory Event or a Tax Event, prior to the redemption date specified above, the SL Capital Trusts may redeem all, but not part of, any class of SLEECS without the consent of the holders.
(2)	The SLEECS B may be redeemed for cash equivalent to (i) the greater of the Early Redemption Price or the Redemption Price if the redemption occurs prior to June 30, 2032 or (ii) the Redemption Price if the redemption occurs on or after June 30, 2032. Redemption Price refers to an amount equal to one thousand dollars plus the unpaid distributions, other than unpaid distributions resulting from a Missed Dividend Event, to the redemption date. Early Redemption Price for the SLEECS B refers to the price calculated to provide an annual yield, equal to the yield of a Government of Canada bond issued on the redemption date that has a maturity date of June 30, 2032, plus 32 basis points, plus the unpaid distributions, other than unpaid distributions resulting from a Missed Dividend Event, to the redemption date. The SLEECS 2009-1 may be redeemed for cash equivalent to, on any day that is not an Interest Reset Date, accrued and unpaid interest on the SLEECS 2009-1 plus the greater of par and a price calculated to provide an annual yield equal to the yield of a Government of Canada bond maturing on the next Interest Reset Date plus (i) 0.60% if the redemption date is prior to December 31, 2019 or (ii) 1.20% if the redemption date is any time after December 31, 2019. On an Interest Reset Date, the redemption price is equal to par plus accrued and unpaid interest on the SLEECS 2009-1.
(3)	The non-cumulative perpetual preferred shares of Sun Life Assurance issued upon an Automatic Exchange Event in respect of the SLEECS B will become convertible, at the option of the holder, into a variable number of common shares of SLF Inc. on distribution dates on or after December 31, 2032.
(4)	Holders of SLEECS B may exchange, at any time, all or part of their holdings of SLEECS B at a price for each SLEECS of 40 non-cumulative perpetual preferred shares of Sun Life Assurance. SLCT I will have the right, at any time before the exchange is completed, to arrange for a substituted purchaser to purchase SLEECS tendered for surrender to SLCT I so long as the holder of the SLEECS so tendered has not withheld consent to the purchase of its SLEECS. Any non-cumulative perpetual preferred shares issued in respect of an exchange by the holders of SLEECS B will become convertible, at the option of the holder, into a variable number of common shares of SLF Inc. on distribution dates on or after December 31, 2032.
(5)	Holders of SLEECS 2009-1 are eligible to receive semi-annual interest payments at a fixed rate until December 31, 2019. The interest rate on the SLEECS 2009-1 will reset on December 31, 2019 and every fifth anniversary thereafter to equal the five-year Government of Canada bond yield plus 3.40%.

15. Subordinated Debt

The following obligations are included in Subordinated debt as at December 31, and qualify as capital for Canadian regulatory purposes:

	Currency of borrowing	Interest rate	Earliest par call date(1)	Maturity	2015	2014
Sun Life Assurance:
Issued May 15, 1998(2)	Cdn. dollars	6.30%	–	2028	$150	$150
Sun Life Financial Inc.:
Issued May 29, 2007(3)	Cdn. dollars	5.40%	May 29, 2037	2042	398	398
Issued January 30, 2008(4)	Cdn. dollars	5.59%	January 30, 2018	2023	399	399
Issued March 31, 2009(5)	Cdn. dollars	7.90%	March 31, 2014	2019	–	–
Issued March 2, 2012(6)	Cdn. dollars	4.38%	March 2, 2017	2022	799	798
Issued May 13, 2014(7)	Cdn. dollars	2.77%	May 13, 2019	2024	249	249
Issued September 25, 2015(8)	Cdn. dollars	2.60%	September 25, 2020	2025	497	–
Sun Canada Financial Co.:
Issued December 15, 1995(9)	U.S. dollars	7.25%	n/a	2015	–	174
Total subordinated debt					$2,492	$2,168
Fair value					$2,648	$2,379

(1)	The relevant debenture may be redeemed, at the option of the issuer. Prior to the date noted, the redemption price is the greater of par and a price based on the yield of a corresponding Government of Canada bond; from the date noted, the redemption price is par and redemption may only occur on a scheduled interest payment date. Redemption of all subordinated debentures is subject to regulatory approval. The notes issued by Sun Canada Financial Co. are not redeemable prior to maturity.
(2)	6.30% Debentures, Series 2, due 2028. Issued by The Mutual Life Assurance Company of Canada, which thereafter changed its name to Clarica Life Insurance Company (“Clarica”). Clarica was amalgamated with Sun Life Assurance effective December 31, 2002.
(3)	Series 2007-1 Subordinated Unsecured 5.40% Fixed/Floating Debentures due 2042. From May 29, 2037, interest is payable at 1.00% over CDOR.
(4)	Series 2008-1 Subordinated Unsecured 5.59% Fixed/Floating Debentures due 2023. From January 30, 2018, interest is payable at 2.10% over CDOR.
(5)	Series 2009-1 Subordinated Unsecured 7.90% Fixed/Floating Debentures due 2019 with a principal amount of $500 were redeemed on March 31, 2014.
(6)	Series 2012-1 Subordinated Unsecured 4.38% Fixed/Floating Debentures due 2022. From March 2, 2017, interest is payable at 2.70% over CDOR.
(7)	Series 2014-1 Subordinated Unsecured 2.77% Fixed/Floating Debentures due 2024. From May 13, 2019, interest is payable at 0.75% over CDOR.
(8)	Series 2015-1 Subordinated Unsecured 2.60% Fixed/Floating Debentures due 2025. From September 25, 2020, interest is payable at 1.43% over CDOR.
(9)	7.25% Subordinated Notes matured on December 15, 2015.

146 Sun Life Financial Inc. Annual Report 2015	Notes to Consolidated Financial Statements

Fair value is determined based on quoted market prices for identical or similar instruments. When quoted market prices are not available, fair value is determined from observable market data by dealers that are typically the market makers. The fair value is categorized in Level 2 of the fair value hierarchy.

Interest expense on subordinated debt was $112 and $115 for 2015 and 2014.

16. Share Capital

The authorized share capital of SLF Inc. consists of the following:

•

An unlimited number of common shares without nominal or par value. Each common share is entitled to one vote at meetings of the shareholders of SLF Inc. There are no pre-emptive, redemption, purchase, or conversion rights attached to the common shares.

•

An unlimited number of Class A and Class B non-voting shares, issuable in series. The Board is authorized before issuing the shares, to fix the number, the consideration per share, the designation of, and the rights and restrictions of the Class A and Class B shares of each series, subject to the special rights and restrictions attached to all the Class A and Class B shares. The Board has authorized thirteen series of Class A non-voting preferred shares, nine of which are outstanding.

The common and preferred shares of SLF Inc. qualify as capital for Canadian regulatory purposes, and are included in Note 22.

Dividends and Restrictions on the Payment of Dividends

Under the provisions of the Insurance Companies Act (Canada), SLF Inc. and Sun Life Assurance are each prohibited from declaring or paying a dividend on any of its shares if there are reasonable grounds for believing that it is, or by paying the dividend would be, in contravention of: (i) the requirement that it maintains adequate capital and adequate and appropriate forms of liquidity, (ii) any regulations under the Insurance Companies Act (Canada) in relation to capital and liquidity, and (iii) any order by which OSFI directs it to increase its capital or provide additional liquidity.

SLF Inc. and Sun Life Assurance have each covenanted that, if a distribution is not paid when due on any outstanding SLEECS issued by the SL Capital Trusts, then (i) Sun Life Assurance will not pay dividends on its public preferred shares, if any are outstanding, and (ii) if Sun Life Assurance does not have any public preferred shares outstanding, then SLF Inc. will not pay dividends on its preferred shares or common shares, in each case, until the 12th month (in the case of the SLEECS issued by SLCT I) or 6th month (in the case of SLEECS issued by SLCT II) following the failure to pay the required distribution in full, unless the required distribution is paid to the holders of SLEECS. Public preferred shares means preferred shares issued by Sun Life Assurance which: (a) have been issued to the public (excluding any preferred shares held beneficially by affiliates of Sun Life Assurance); (b) are listed on a recognized stock exchange; and (c) have an aggregate liquidation entitlement of at least $200. As at December 31, 2015, Sun Life Assurance did not have outstanding any shares that qualify as public preferred shares.

The terms of SLF Inc.‘s outstanding preferred shares provide that for so long as Sun Life Assurance is a subsidiary of SLF Inc., no dividends on such preferred shares are to be declared or paid if the MCCSR ratio of Sun Life Assurance is then less than 120%.

The terms of SLF Inc.‘s outstanding preferred shares also restrict our ability to pay dividends on SLF Inc.‘s common shares. Under the terms of SLF Inc.‘s preferred shares, SLF Inc. cannot pay dividends on its common shares without the approval of the holders of the preferred shares unless all dividends on the preferred shares for the last completed period for which dividends are payable have been declared and paid or set apart for payment.

Currently, the above limitations do not restrict the payment of dividends on SLF Inc.‘s preferred or common shares.

The declaration and payment of dividends on SLF Inc.‘s shares are at the sole discretion of the Board of Directors and will be dependent upon our earnings, financial condition and capital requirements. Dividends may be adjusted or eliminated at the discretion of the Board on the basis of these or other considerations.

16.A Common Shares

The changes in common shares issued and outstanding for the years ended December 31 are as follows:

	2015		2014
Common shares (in millions of shares)	Number of shares	Amount	Number of shares	Amount
Balance, January 1	613.1	$8,465	609.4	$8,304
Stock options exercised (Note 20)	1.6	54	2.4	83
Common shares repurchased(1)	(5.3)	(74)	(0.9)	(13)
Canadian Dividend Reinvestment and Share Purchase Plan(2)	2.0	88	2.2	91
Shares issued as consideration for business acquisition (Note 3)	0.9	34	–	–
Balance, December 31	612.3	$8,567	613.1	$8,465

(1)	On November 10, 2014, SLF Inc. launched a normal course issuer bid to purchase and cancel up to 9 million common shares. The program expired on November 9, 2015. The purchases were made through the facilities of the Toronto Stock Exchange and alternative Canadian trading platforms (the “Exchanges”), at prevailing market rates. In 2015, the common shares purchased and cancelled under this program were purchased at an average price per share of $39.97 ($41.75 in 2014) for a total amount of $212 ($39 in 2014). The total amount paid to purchase the shares is allocated to Common shares and Retained earnings in our Consolidated Statements of Changes in Equity. The amount allocated to Common shares is based on the average cost per common share and amounts paid above the average cost are allocated to Retained earnings.
(2)	Under SLF Inc.‘s Canadian DRIP, Canadian-resident common and preferred shareholders may choose to have their dividends automatically reinvested in common shares and may also purchase common shares for cash. For dividend reinvestments, SLF Inc. may, at its option, issue common shares from treasury at a discount of up to 5% to the volume weighted average trading price or direct that common shares be purchased by the DRIP agent for participants through the Exchanges at the market price. Common shares acquired by participants through optional cash purchases may be issued from treasury or purchased through the Exchanges at SLF Inc.‘s option, in either case at no discount. The common shares issued from treasury for dividend reinvestments in all of 2014 and 2015 were issued with no discount. An insignificant number of common shares were issued from treasury in 2014 and 2015 for optional cash purchases at no discount.

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2015 147

16.B Preferred Shares

The changes in preferred shares issued and outstanding for the years ended December 31 are as follows:

	2015		2014
Preferred shares (in millions of shares)	Number of shares	Amount	Number of shares	Amount
Balance, January 1	92.2	$2,257	102.2	$2,503
Redeemed, Class A, Series 6R(1)	–	–	(10.0)	(246)
Converted, Class A, Series 8R(2)	(6.0)	(150)	–	–
Issued, Class A, Series 9QR(2)	6.0	150	–	–
Balance, December 31	92.2	$2,257	92.2	$2,257

(1)	Class A Non-Cumulative 5-Year Rate Reset Preferred Shares Series 6R of $250 were redeemed on June 30, 2014 at a redemption price of $25.00 per share, together with all declared and unpaid dividends. At redemption, we recorded $246 to Preferred shares and $4 to Retained earnings in our Consolidated Statement of Changes in Equity.
(2)	Holders of the Class A Non-Cumulative 5-Year Rate Reset Preferred Shares Series 8R (“Series 8R Shares”) had a right to convert all or part of their Series 8R Shares on a one-for-one basis, into Class A Non-Cumulative Floating Rate Preferred Shares Series 9QR (“Series 9QR Shares”) on June 30, 2015 and certain holders exercised this right on that date.

Further information on the preferred shares outstanding as at December 31, 2015, is as follows:

Class A Preferred shares (in millions of shares)	Issue date	Annual dividend rate		Annual dividend per share		Earliest redemption date(1)	Number of shares	Face amount	Net amount(2)
Series 1	February 25, 2005	4.75%		$1.19		March 31, 2010(3)	16.0	$400	$394
Series 2	July 15, 2005	4.80%		$1.20		September 30, 2010(3)	13.0	325	318
Series 3	January 13, 2006	4.45%		$1.11		March 31, 2011(3)	10.0	250	245
Series 4	October 10, 2006	4.45%		$1.11		December 31, 2011(3)	12.0	300	293
Series 5	February 2, 2007	4.50%		$1.13		March 31, 2012(3)	10.0	250	245
Series 8R(4)	May 25, 2010	2.275%	(4)	$0.83	(4)	June 30, 2020(5)	5.2	130	127
Series 9QR(6)	June 30, 2015	Floating	(6)	Floating	(6)	June 30, 2020(7)	6.0	150	147
Series 10R(8)	August 12, 2011	3.90%		$0.98		September 30, 2016(9)	8.0	200	195
Series 12R(10)	November 10, 2011	4.25%		$1.06		December 31, 2016(11)	12.0	300	293
Total preferred shares							92.2	$2,305	$2,257

(1)	Redemption of all preferred shares is subject to regulatory approval.
(2)	Net of after-tax issuance costs.
(3)	On or after the earliest redemption date, SLF Inc. may redeem these shares in whole or in part, at a premium that declines from 4% of the par amount to nil over the next following four years.
(4)	Prior to June 30, 2015, the annual dividend rate was 4.35%. The dividend rate was reset on June 30, 2015 to a fixed annual dividend rate of 2.275% until June 30, 2020. Every five years thereafter, the dividend rate will reset to an annual rate equal to the 5-year Government of Canada bond yield plus 1.41%. The annual dividend per share in the table above is the amount paid per share in 2015. Holders of the Series 8R Shares will have the right, at their option, to convert their Series 8R Shares into Series 9QR Shares on June 30, 2020 and every five years thereafter.
(5)	On June 30, 2020 and June 30 every five years thereafter, SLF Inc. may redeem these shares in whole or in part, at par.
(6)	Holders of the Series 9QR Shares are entitled to receive quarterly floating rate non-cumulative dividends at an annual rate equal to the then 3-month Government of Canada treasury bill yield plus 1.41%. The dividend rate for the period commencing on June 30, 2015 to but excluding September 30, 2015 was 2.075% per annum or $0.13 per share per quarter. The dividend rate for the period commencing on September 30, 2015 to but excluding December 31, 2015, was 1.786% per annum or $0.11 per share per quarter. Total dividends paid in 2015 were $0.24 per share. Holders of the Series 9QR Shares will have the right, at their option, to convert their Series 9QR Shares into Series 8R Shares on June 30, 2020 and on June 30 every five years thereafter.
(7)	On June 30, 2020 and June 30 every five years thereafter, SLF Inc. may redeem these shares in whole or in part, at par, and on any other date at $25.50 per share.
(8)	On September 30, 2016, and every five years thereafter, the annual dividend rate will reset to an annual rate equal to the 5-year Government of Canada bond yield plus 2.17%. Holders of the Series 10R Shares will have the right, at their option, to convert their Series 10R Shares into Class A Non-Cumulative Floating Rate Preferred Shares Series 11QR (“Series 11QR Shares”) on September 30, 2016, and every five years thereafter. Holders of Series 11QR Shares will be entitled to receive quarterly floating rate non-cumulative dividends at an annual rate equal to the then 3-month Government of Canada treasury bill yield plus 2.17%.
(9)	On September 30, 2016 and September 30 every five years thereafter, SLF Inc. may redeem these shares in whole or in part, at par.
(10)	On December 31, 2016, and every five years thereafter, the annual dividend rate will reset to an annual rate equal to the 5-year Government of Canada bond yield plus 2.73%. Holders of the Series 12R Shares will have the right, at their option, to convert their Series 12R Shares into Class A Non-Cumulative Floating Rate Preferred Shares Series 13QR (“Series 13QR Shares”) on December 31, 2016 and on every five years thereafter. Holders of Series 13QR Shares will be entitled to receive quarterly floating rate non-cumulative dividends at an annual rate equal to the then 3-month Government of Canada treasury bill yield plus 2.73%.
(11)	On December 31, 2016 and December 31 every five years thereafter, SLF Inc. may redeem these shares in whole or in part, at par.

17. Interests in Other Entities

17.A Subsidiaries

Our principal subsidiaries are Sun Life Assurance and Sun Life Global Investments Inc. Sun Life Assurance holds our insurance operations in Canada, the U.S., the U.K., Hong Kong, the Philippines, and Indonesia. These insurance operations are operated directly by Sun Life Assurance Company of Canada or through other subsidiaries. Sun Life Global Investments Inc. holds our asset management businesses, including Massachusetts Financial Services Company, Bentall Kennedy and Sun Life Global Investments (Canada) Inc.

We are required to comply with various regulatory capital and solvency requirements in the jurisdictions in which we operate that may restrict our ability to access or use the assets of the group and to pay dividends. Further details on these restrictions are included in Notes 16 and 22.

148 Sun Life Financial Inc. Annual Report 2015	Notes to Consolidated Financial Statements

17.B Joint Ventures and Associates

We have interests in various joint ventures and associates that principally operate in India, Indonesia, China, the Philippines, Vietnam, and Malaysia. We also have interests in joint ventures related to certain real estate investments in Canada. Our interests in these joint ventures and associates range from 24.99% to 49%. The following table summarizes, in aggregate, the financial information of these joint ventures and associates:

As at or for the years ended December 31,	2015	2014
Carrying amount of interests in joint ventures and associates	$956	$870
Our share of:
Net income (loss)	$58	$39
Other comprehensive income (loss)	55	57
Total comprehensive income (loss)	$113	$96

In 2015, we did not significantly increase our investment in our joint ventures and associates ($87 increase in 2014, primarily in China and Canada). During 2015, we received dividends from our joint ventures and associates of $32 ($5 in 2014).

On December 2, 2015, we announced that we entered into an agreement to increase our ownership in one of our joint ventures in India, Birla Sun Life Insurance Company Limited (“BSLI”), from 26% to 49% by purchasing additional shares of BSLI from Aditya Birla Nuvo Limited for consideration of approximately $340. The transaction is expected to close by the end of the first quarter of 2016, subject to regulatory approvals and customary closing conditions.

On January 7, 2016, we increased our investment in our joint venture in Vietnam from 49% to 75% and obtained control, as described in Note 3. As a result, Vietnam will no longer be classified as a joint venture in 2016.

17.C Joint Operations

We invest jointly in investment properties which are co-managed under contractual relationships with the other investors. We share in the revenues and expenses generated by these investment properties in proportion to our investment. The carrying amount of these jointly controlled assets, which is included in Investment properties, is $1,170 as at December 31, 2015 ($1,131 as at December 31, 2014).

17.D Unconsolidated Structured Entities

SLF Inc. and its subsidiaries have interests in various structured entities that are not consolidated by us. A structured entity is an entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements. We have an interest in a structured entity when we have a contractual or non-contractual involvement that exposes us to variable returns from the performance of the entity. Our interest includes investments held in securities or units issued by these entities and fees earned from management of the assets within these entities.

Information on our interests in unconsolidated structured entities is as follows:

As at December 31, 2015
Type of structured entity	Type of investment held	Consolidated Statements of Financial Position line item	Carrying amount	Maximum exposure to loss(1)
Securitization entities – third-party managed	Debt securities	Debt securities	$4,935	$4,935
Securitization entities – third-party managed	Short-term securities	Cash, cash equivalents and short-term securities	$716	$716
Investment funds – third-party managed	Investment fund units	Equity securities	$4,035	$4,035
Investment funds – company managed(2)	Investment fund units	Equity securities and Other invested assets	$1,285	$1,285
Limited partnerships – third-party managed	Limited partnership units	Other invested assets	$1,100	$1,100

(1)	The maximum exposure to loss is the maximum loss that we could record through comprehensive income as a result of our involvement with these entities.
(2)	Includes investments in funds managed by our joint ventures with a carrying amount of $231.

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2015 149

As at December 31, 2014
Type of structured entity	Type of investment held	Consolidated Statement of Financial Position line item	Carrying amount	Maximum exposure to loss(1)
Securitization entities – third-party managed	Debt securities	Debt securities	$4,444	$4,444
Securitization entities – third-party managed	Short-term securities	Cash, cash equivalents and short-term securities	$788	$788
Investment funds – third-party managed	Investment fund units	Equity securities	$4,011	$4,011
Investment funds – company managed(2)	Investment fund units	Equity securities and Other invested assets	$916	$916
Limited partnerships – third-party managed	Limited partnership units	Other invested assets	$788	$788

(1)	The maximum exposure to loss is the maximum loss that we could record through comprehensive income as a result of our involvement with these entities.
(2)	Includes investments in funds managed by our joint ventures with a carrying amount of $187. In 2014, we redeemed units of funds managed by our Indian joint venture for proceeds of $22 and subsequently used these funds to seed additional funds managed by this joint venture. The redemption resulted in a gain of $11 reported in Net investment income in our Consolidated Statements of Operations.

17.D.i Securitization Entities

Securitization entities are structured entities that are generally financed primarily through the issuance of debt securities that are backed by a pool of assets, such as mortgages or loans.

Third-Party Managed

Our investment in third-party managed securitization entities consist of asset-backed securities, such as commercial mortgage-backed securities, residential mortgage-backed securities, collateralized debt obligations (“CDOs”), and commercial paper. These securities are generally large-issue debt securities designed to transform the cash flows from a specific pool of underlying assets into tranches providing various risk exposures for investment purposes. We do not provide financial or other support to these entities other than our original investment and therefore our maximum exposure to loss on these investments is limited to the carrying amount of our investment. We do not have control over these investments since we do not have power to direct the relevant activities of these entities, regardless of the level of our investment.

Company Managed

We provide collateral management services to various securitization entities, primarily CDOs, from which we earn a fee for our services. The financial support provided to these entities is limited to the carrying amount of our investment in these entities. We provide no guarantees or other contingent support to these entities. We have not consolidated these entities since we do not have significant variability from our interests in these entities and we do not have any investment in these entities.

17.D.ii Investment Funds and Limited Partnerships

Investment funds and limited partnerships are investment vehicles that consist of a pool of funds collected from a group of investors for the purpose of investing in assets such as money market instruments, debt securities, equity securities, real estate, and other similar assets. The preceding table includes our investments in all investment funds, including mutual funds, exchange-traded funds, and segregated funds, and our investments in certain limited partnerships. Some of these investment funds and limited partnerships are structured entities. For all investment funds and limited partnerships, our maximum exposure to loss is equivalent to the carrying amount of our investment in the fund or partnership. Investment funds and limited partnerships are generally financed through the issuance of investment fund units or limited partnership units.

Third-Party Managed

We hold units in investment funds and limited partnerships managed by third-party asset managers. Our investment in fund units and limited partnership units generally give us an undivided interest in the investment performance of a portfolio of underlying assets managed or tracked to a specific investment mandate for investment purposes. We do not have control over investment funds or limited partnerships that are structured entities since we do not have power to direct their relevant activities.

Company Managed

We hold units in Company managed investment funds. We generally have power over Company managed investment funds that are structured entities since we have power to direct the relevant activities of the funds. However, we have not consolidated these funds since we do not have significant variability from our interests in these funds. We earn management fees from the management of these investment funds that are commensurate with the services provided and are reported in Fee income. Management fees are generally based on the value of the assets under management. Therefore, the fees earned are impacted by the composition of the assets under management and fluctuations in financial markets. The fee income earned is included in Fund management and other asset based fees in Note 18. We also hold units in investment funds managed by our joint ventures. Our share of the management fees earned is included as part of the net income (loss) reported in Note 17.B.

17.E. Consolidated Structured Entities

A significant structured entity consolidated by us is the entity that issued the senior financing that is described in more detail in Note 13.C. We also consolidate investment funds managed by SLIM Inc. that invest primarily in mortgages and loans and investment properties. During 2014, we contributed $656 of assets to these funds in exchange for units issued by the funds.

150 Sun Life Financial Inc. Annual Report 2015	Notes to Consolidated Financial Statements

18. Fee Income

Fee income for the years ended December 31 consists of the following:

	2015	2014
Contract administration and guarantee fees	$563	$501
Fund management and other asset based fees	3,461	2,863
Commissions	952	820
Service contract fees	242	212
Other fees	106	57
Total fee income	$5,324	$4,453

19. Operating Expenses

Operating expenses for the years ended December 31 consist of the following:

	2015	2014
Employee expenses(1)	$2,841	$2,624
Premises and equipment	212	194
Capital asset depreciation (Note 9)	83	78
Service fees	711	637
Amortization of intangible assets (Note 10)	83	72
Impairment of intangible assets (Note 10)	4	3
Other expenses(2)	1,103	929
Total operating expenses	$5,037	$4,537

(1)	See table below for further details.
(2)	Includes costs relating to the restructuring of our International wealth business in the U.S. in 2015.

Employee expenses for the years ended December 31 consist of the following:

	2015	2014
Salaries, bonus, employee benefits	$2,457	$2,111
Share-based payments (Note 20)	348	481
Other personnel costs	36	32
Total employee expenses	$2,841	$2,624

20. Share-Based Payments

20.A Stock Option Plans

SLF Inc. has granted stock options to certain employees under the Executive Stock Option Plan. These options are granted at the closing price of the common shares on the Toronto Stock Exchange (“TSX”) on the grant date for stock options granted after January 1, 2007, and the closing price of the trading day preceding the grant date for stock options granted before January 1, 2007. The options granted under the stock option plans generally vest over a four-year period. All options have a maximum exercise period of 10 years. The maximum numbers of common shares that may be issued under the Executive Stock Option Plan are 29,525,000 shares.

The activities in the stock option plans for the years ended December 31 are as follows:

	2015		2014
	Number of stock options (thousands)	Weighted average exercise price	Number of stock options (thousands)	Weighted average exercise price
Balance, January 1,	6,359	$33.39	9,226	$32.99
Granted	390	$39.02	352	$39.12
Exercised	(1,556)	$27.97	(2,329)	$29.10
Forfeited	(261)	$44.78	(890)	$42.72
Expired	(123)	$40.80	–	$–
Balance, December 31,	4,809	$34.79	6,359	$33.39
Exercisable, December 31,	3,550	$35.98	4,511	$35.74

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2015 151

The average share price at the date of exercise of stock options for the year ended December 31, 2015 was $41.75 ($40.47 for 2014).

Compensation expense for stock options was $3 for the year ended December 31, 2015 ($4 for 2014).

The stock options outstanding as at December 31, 2015 by exercise price, are as follows:

Range of exercise prices	Number of stock options (thousands)	Weighted average remaining contractual life (years)	Weighted average exercise price
$18.00 to $24.00	1,347	5.40	$21.16
$24.01 to $30.00	474	6.82	$27.87
$30.01 to $35.00	815	4.57	$30.83
$35.01 to $45.00	716	8.63	$39.09
$45.01 to $53.00	1,457	1.25	$49.75
Total stock options	4,809	4.63	$34.79

The weighted average fair values of the stock options, calculated using the Black-Scholes option pricing model, granted during the year ended December 31, 2015, was $7.74 ($8.63 for 2014). The Black-Scholes option pricing model used the following assumptions to determine the fair value of options granted during the years ending December 31:

Weighted average assumptions	2015	2014
Risk-free interest rate	1.0%	2.0%
Expected volatility	32.8%	33.6%
Expected dividend yield	4%	4%
Expected life of the option (in years)	6.3	6.3
Exercise price	$39.02	$39.12

Expected volatility is based on historical volatility of the common shares, implied volatilities from traded options on the common shares, and other factors. The expected term of options granted is derived based on historical employee exercise behaviour and employee termination experience. The risk-free rate for periods within the expected term of the option is based on the Canadian government bond yield curve in effect at the time of grant.

20.B Employee Share Ownership Plan

In Canada, we match eligible employees’ contributions to the Sun Life Financial Employee Stock Plan. Employees may elect to contribute from 1% to 20% of their target annual compensation to the Sun Life Financial Employee Stock Plan. Under this plan the match is provided for employees who have met one year of employment eligibility and is equal to 50% of the employee’s contributions up to 5% of an employee’s annual compensation. The match is further capped by a one thousand five hundred dollar annual maximum. Our contributions vest immediately and are expensed. We recorded an expense of $6 for the year ended December 31, 2015 ($5 for 2014).

20.C Other Share-Based Payment Plans

All other share-based payment plans use notional units that are valued based on the common share price on the TSX. Any fluctuation in the common share price changes the value of the units, which affects our share-based payment compensation expense. Upon redemption of these units, payments are made to the employees with a corresponding reduction in the accrued liability. We use equity swaps and forwards to hedge our exposure to variations in cash flows due to changes in the common share price for all of these plans.

Details of these plans are as follows:

Senior Executives’ Deferred Share Unit (“DSU”) Plan: Under the DSU plan, designated executives may elect to receive all or a portion of their annual incentive award in the form of DSUs. Each DSU is equivalent in value to one common share and earns dividend equivalents in the form of additional DSUs at the same rate as the dividends on common shares. The designated executives must elect to participate in the plan prior to the beginning of the plan year and this election is irrevocable. Awards generally vest immediately; however, participants are not permitted to redeem the DSUs until termination, death, or retirement. The value at the time of redemption will be based on the fair value of the common shares immediately before their redemption.

Sun Share Unit (“Sun Share”) Plan: Under the Sun Share plan, participants are granted units that are equivalent in value to one common share and have a grant price equal to the average of the closing price of a common share on the TSX on the five trading days immediately prior to the date of grant. Participants generally hold units for up to 36 months from the date of grant. The units earn dividend equivalents in the form of additional units at the same rate as the dividends on common shares. Units may vest or become payable if we meet specified threshold performance targets. The plan provides for performance factors to motivate participants to achieve a higher return for shareholders (performance factors are determined through a multiplier that can be as low as zero or as high as two times the number of units that vest). Payments to participants are based on the number of units vested multiplied by the average closing price of a common share on the TSX on the five trading days immediately prior to the vesting date.

152 Sun Life Financial Inc. Annual Report 2015	Notes to Consolidated Financial Statements

Additional information for other share-based payment plans: The units outstanding under these plans and the liabilities recognized for these units in our Consolidated Statements of Financial Position are summarized in the following table:

Number of units (in thousands)	Sun Shares	DSUs	Total
Units outstanding December 31, 2014	6,523	814	7,337
Units outstanding December 31, 2015	6,194	878	7,072
Liability accrued as at December 31, 2014	$215	$34	$249
Liability accrued as at December 31, 2015	$194	$35	$229

Compensation expense and the income tax expense (benefit) for other share-based payment plans for the years ended December 31 are shown in the following table. Since expenses for the DSUs are accrued as part of incentive compensation in the year awarded, the expenses below do not include these accruals. The expenses presented in the following table include increases in the liabilities for Sun Shares and DSUs due to changes in the fair value of the common shares and the accruals of the Sun Shares liabilities over the vesting period, and exclude any adjustment in expenses due to the impact of hedging.

For the years ended December 31,	2015	2014
Compensation expense	$104	$134
Income tax expense (benefit)	$(28)	$(36)

20.D Share-Based Payment Plans of MFS

Share-based payment awards within MFS are based on their own shares. Restricted share awards and stock option awards are settled in MFS shares and restricted stock unit awards are settled in cash. Restricted share awards, restricted stock unit awards, and stock option awards generally vest over a four-year period and continued employment is generally the only service requirement for these awards. Holders of restricted share awards and restricted stock unit awards are entitled to receive non-forfeitable dividend equivalent payments during the vesting period at the same rate as the dividends on MFS’s shares.

Although restricted share awards and stock option awards are settled in shares, all of the MFS share-based awards, including outstanding MFS shares, are accounted for as cash-settled share-based payment awards due to the fact that MFS has a practice of repurchasing its outstanding shares after a specified holding period. The fair value of stock option awards is determined using the Black-Scholes option pricing model, while the fair value of restricted share awards, restricted stock unit awards, and outstanding MFS shares are estimated using a market consistent share valuation model. The amount of periodic compensation expense recognized is impacted by grants of new awards, vesting, exercise, and forfeiture of unvested awards, share repurchases, changes in fair value of awards, and outstanding MFS shares. The total liability accrued attributable to all MFS share-based payment plans as at December 31, 2015 was $1,078 ($1,053 as at December 31, 2014) which includes a liability of $964 (US$696) for the stock options, restricted shares, and outstanding MFS shares.

Compensation expense and the income tax expense (benefit) for these awards for the years ended December 31 are shown in the following table:

For the years ended December 31,	2015	2014
Compensation expense	$235	$338
Income tax expense (benefit)	$(66)	$(74)

21. Income Taxes

21.A Deferred Income Taxes

The following represents the deferred tax assets and liabilities in the Consolidated Statements of Financial Position by source of temporary differences:

As at December 31,	2015		2014
	Assets(1)	Liabilities(1)	Assets(1)	Liabilities(1)
Investments	$(947)	$(10)	$(987)	$170
Policy liabilities(2)	1,073	904	1,098	720
Deferred acquisition costs	176	(47)	135	(64)
Losses available for carry forward	558	(264)	634	(444)
Pension and other employee benefits	144	(232)	132	(233)
Other(3)	368	54	218	6
Total	$1,372	$405	$1,230	$155
Total net deferred tax asset	$967		$1,075

(1)	Our deferred tax assets and deferred tax liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred taxes relate to the same taxable entity and the same taxation authority. Negative amounts reported under Assets are deferred tax liabilities included in a net deferred tax asset position; negative amounts under Liabilities are deferred tax assets included in a net deferred tax liability position.
(2)	Consists of Insurance contract liabilities and Investment contract liabilities net of Reinsurance assets.
(3)	Includes unused tax credits.

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2015 153

The movement in net deferred tax assets for the years ended December 31, are as follows:

	Investments	Policy liabilities(1)	Deferred acquisition costs	Losses available for carry forward	Pension and other employee benefits	Other(2)	Total
As at December 31, 2014	$(1,157)	$378	$199	$1,078	$364	$213	$1,075
Acquisitions (disposals) through business combinations	–	–	–	3	2	(93)	(88)
Charged to statement of operations	235	(185)	(17)	(344)	(29)	163	(177)
Charged to other comprehensive income	86	–	–	(7)	12	24	115
Foreign exchange rate movements	(101)	(24)	41	92	27	7	42
As at December 31, 2015	$(937)	$169	$223	$822	$376	$314	$967

(1)	Consists of Insurance contract liabilities and Investment contract liabilities net of Reinsurance assets.
(2)	Includes unused tax credits.

	Investments	Policy liabilities(1)	Deferred acquisition costs	Losses available for carry forward	Pension and other employee benefits	Other(2)	Total
As at December 31, 2013	$(762)	$(50)	$217	$1,288	$292	$196	$1,181
Charged to statement of operations	(301)	432	(39)	(302)	10	7	(193)
Charged to other comprehensive income	(58)	–	–	(5)	63	4	4
Foreign exchange rate movements	(36)	(4)	21	65	(1)	6	51
Adjustments on sale of discontinued operation	–	–	–	32	–	–	32
As at December 31, 2014	$(1,157)	$378	$199	$1,078	$364	$213	$1,075

(1)	Consists of Insurance contract liabilities and Investment contract liabilities net of Reinsurance assets.
(2)	Includes unused tax credits.

We have accumulated non-capital tax losses, primarily in Canada, the U.S., and the U.K., totaling $3,617 ($4,199 in 2014). The benefit of these tax losses has been recognized to the extent that it is probable that the benefit will be realized. In addition, in the U.S., we have unused tax credits for which a deferred tax asset has been recognized in the amount of $194 ($102 in 2014). Unused tax losses for which a deferred tax asset has not been recognized amount to $688 as of December 31, 2015 ($414 in 2014) in the Philippines, Indonesia, and the U.K. We also have capital losses of $524 in the U.K. ($465 in 2014) and $193 in Canada ($nil in 2014) for which a deferred tax asset of $120 ($93 in 2014) has not been recognized.

We will realize the benefit of tax losses carried forward in future years through a reduction in current income taxes as and when the losses are utilized. These tax losses are subject to examination by various tax authorities and could be reduced as a result of the adjustments to tax returns. Furthermore, legislative, business or other changes may limit our ability to utilize these losses.

Included in the deferred tax asset related to losses available for carry forward are tax benefits that have been recognized on losses incurred in either the current or the preceding year. In determining if it is appropriate to recognize these tax benefits we relied on projections of future taxable profits, and we also considered tax planning opportunities that will create taxable income in the period in which the unused tax losses can be utilized.

The non-capital losses carried forward in Canada expire beginning in 2028 and the capital losses can be carried forward indefinitely. The non-capital tax losses carried forward in the U.S expire beginning in 2023 and the unused tax credits expire beginning in 2018. The operating and capital losses in the U.K. can be carried forward indefinitely.

We recognize a deferred tax liability on all temporary differences associated with investments in subsidiaries, branches, joint ventures and associates unless we are able to control the timing of the reversal of these differences and it is probable that these differences will not reverse in the foreseeable future. As at December 31, 2015, temporary differences associated with investments in subsidiaries, branches, joint ventures and associates for which a deferred tax liability has not been recognized amount to $6,037 ($4,169 in 2014).

154 Sun Life Financial Inc. Annual Report 2015	Notes to Consolidated Financial Statements

21.B Income Tax Expense (Benefit)

21.B.i  In our Consolidated Statements of Operations, Income tax expense (benefit) for the years ended December 31 has the following components:

	2015	2014
Current income tax expense (benefit):
Current year	$408	$439
Adjustments in respect of prior years, including resolution of tax disputes	14	(141)
Total current income tax expense (benefit)	$422	$298
Deferred income tax expense (benefit):
Origination and reversal of temporary differences	$245	$94
Tax expense (benefit) arising from unrecognized tax losses	23	(8)
Adjustments in respect of prior years, including resolution of tax disputes	(91)	107
Total deferred income tax expense (benefit)	$177	$193
Total income tax expense (benefit)	$599	$491

21.B.ii  Income tax benefit (expense) recognized directly in equity for the years ended December 31:

	2015	2014
Recognized in other comprehensive income:
Current income tax benefit (expense)	$(5)	$–
Deferred income tax benefit (expense)	115	4
Total recognized in other comprehensive income	$110	$4
Total income tax benefit (expense) recorded in equity, including tax benefit (expense) recorded in other comprehensive income	$110	$4

21.B.iii  Our effective income tax rate differs from the combined Canadian federal and provincial statutory income tax rate as follows:

For the years ended December 31,	2015		2014
		%		%
Total net income (loss)	$2,300		$1,882
Add: Income tax expense (benefit)	599		491
Total net income (loss) before income taxes	$2,899		$2,373
Taxes at the combined Canadian federal and provincial statutory income tax rate	$775	26.8	$629	26.5
Increase (decrease) in rate resulting from:
Higher (lower) effective rates on income subject to taxation in foreign jurisdictions	(4)	(0.1)	43	1.8
Tax (benefit) cost of unrecognized tax losses and tax credits	23	0.8	(8)	(0.3)
Tax exempt investment income	(154)	(5.3)	(146)	(6.2)
Tax rate and other legislative changes	1	–	–	–
Adjustments in respect of prior years, including resolution of tax disputes	(77)	(2.7)	(34)	(1.4)
Other	35	1.2	7	0.3
Total tax expense (benefit) and effective income tax rate	$599	20.7	$491	20.7

In June 2015, a provincial corporate tax rate increase from 10% to 12% was enacted in Alberta, Canada. As a result, our statutory tax rate increased from 26.5% in 2014 to 26.75% (rounded to 26.8% in the table above) in 2015 and future years.

Statutory income tax rates in other jurisdictions in which we conduct business range from 0% to 35%, which creates a tax rate differential and corresponding tax provision difference compared to the Canadian federal and provincial statutory rate when applied to foreign income not subject to tax in Canada. Generally, higher earnings in jurisdictions with higher statutory tax rates, such as the U.S., result in an increase of our tax expense, while earnings arising in tax jurisdictions with statutory rates lower than 26.75% reduce our tax expense. These differences are reported in Higher (lower) effective rates on income subject to taxation in foreign jurisdictions. The benefit reported in 2015 included higher favourable tax differences in various jurisdictions, mainly in Asia and the U.K., compared to 2014.

Tax (benefit) cost of unrecognized tax losses and tax credits in 2015 primarily includes unrecognized capital losses in Canada. In 2014, the benefit resulted from the recognition of previously unrecognized tax credits in the U.S.

Tax exempt investment income includes tax rate differences related to various types of investment income that is taxed at rates lower than our statutory income tax rate, such as dividend income, capital gains arising in Canada, and various others. Fluctuations in foreign exchange rates, changes in market values of real estate properties and other investments have an impact on the amount of these tax rate differences.

In October 2015, corporate income tax rate reductions from 20% in 2015 to 19% effective April 1, 2017 and 18% effective April 1, 2020 were substantively enacted in the U.K. Changes to statutory tax rates require us to re-measure our deferred tax assets and deferred tax liabilities. The net impact of tax rate changes in the UK and Canada is reported in Tax rate and other legislative changes in 2015.

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2015 155

Adjustments in respect of prior periods, including the resolution of tax disputes in 2015 relates primarily to audit adjustments and the finalization of 2014 tax filings in Canada and the U.S. In 2014, the adjustments mainly related to the finalization of tax filings in various jurisdictions.

Other in 2015 includes $50 ($4 in 2014) relating to withholding taxes on distributions from our foreign subsidiaries.

22. Capital Management

Our capital base is structured to exceed minimum regulatory and internal capital targets and maintain strong credit and financial strength ratings while maintaining a capital efficient structure. We strive to achieve an optimal capital structure by balancing the use of debt and equity financing. Capital is managed both on a consolidated basis under principles that consider all the risks associated with the business as well as at the business group level under the principles appropriate to the jurisdiction in which each operates. We manage the capital for all of our international subsidiaries on a local statutory basis in a manner commensurate with their individual risk profiles.

The Board of Directors of SLF Inc. is responsible for the annual review and approval of the Company’s capital plan and capital risk policy. Management oversight of our capital programs and position is provided by the Company’s Executive Risk Committee, the membership of which includes senior management from the finance, actuarial, and risk management functions.

We engage in a capital planning process annually in which capital deployment options, fundraising, and dividend recommendations are presented to the Risk Review Committee of the Board of Directors. Capital reviews are regularly conducted which consider the potential impacts under various business, interest rate, and equity market scenarios. Relevant components of these capital reviews, including dividend recommendations, are presented to the Risk Review Committee on a quarterly basis. The Board of Directors is responsible for the approval of the dividend recommendations.

The capital risk policy is designed to ensure that adequate capital is maintained to provide the flexibility necessary to take advantage of growth opportunities, to support the risks associated with our businesses and to optimize return to our shareholders. This policy is also intended to provide an appropriate level of risk management over capital adequacy risk, which is defined as the risk that capital is not or will not be sufficient to withstand adverse economic conditions, to maintain financial strength or to allow us and our subsidiaries to support ongoing operations and to take advantage of opportunities for expansion.

Prior to January 1, 2016, SLF Inc. was subject to OSFI’s Guideline A-2 – Capital Regime for Regulated Insurance Holding Companies and Non-Operating Life Companies, which sets out the framework to assess capital adequacy for regulated insurance holding companies and non-operating life companies (collectively, “Insurance Holding Companies”). In accordance with this guideline, SLF Inc. manages its capital in a manner commensurate with its risk profile and control environment, and SLF Inc.‘s regulated subsidiaries comply with the capital adequacy requirements imposed in the jurisdictions in which they operate. SLF Inc.‘s consolidated capital position is above its internal target. SLF Inc. exceeded levels that would require regulatory or corrective action as at December 31, 2015 and December 31, 2014. Effective January 1, 2016, Insurance Holding Companies are subject to the MCCSR capital rules which have been established by OSFI with Guideline A-2 repealed.

The Company’s regulated subsidiaries must comply with the capital adequacy requirements imposed in the jurisdictions in which they operate. In certain jurisdictions, the payment of dividends from our subsidiaries is subject to maintaining capital levels exceeding regulatory targets and/or receiving regulatory approval. We maintained capital levels above minimum local requirements as at December 31, 2015 and December 31, 2014.

Our principal operating life insurance subsidiary in Canada, Sun Life Assurance, is also subject to the MCCSR capital rules. We expect to maintain an MCCSR ratio for Sun Life Assurance at or above 200%. With an MCCSR ratio of 240% as at December 31, 2015, Sun Life Assurance’s capital ratio is well above OSFI’s supervisory target ratio of 150% and regulatory minimum ratio of 120%. In the U.S., Sun Life Assurance operates through a branch which is subject to U.S. regulatory supervision and it exceeded the levels under which regulatory action would be required as at December 31, 2015 and December 31, 2014. In the U.S., we use captive reinsurance arrangements to provide efficient financing of U.S. statutory reserve requirements in excess of those required under IFRS. Under one such arrangement, the funding of these reserve requirements is supported by a guarantee from SLF Inc.

Our capital base consists mainly of common shareholders’ equity, participating policyholders’ equity, preferred shareholders’ equity and certain other capital securities that qualify as regulatory capital. For regulatory reporting purposes, there are further adjustments including goodwill, non-life investments, and others as prescribed by OSFI to the total capital figure presented in the table below.

As at December 31,	2015	2014
Equity:
Participating policyholders’ equity	$168	$141
Preferred shareholders’ equity	2,257	2,257
Common shareholders’ equity	18,993	16,474
Total equity included in capital	21,418	18,872
Less: Unrealized gains (losses) on available-for-sale debt securities and cash flow hedges	56	346
Equity after adjustments	21,362	18,526
Other capital securities:
Subordinated debt	2,492	2,168
Innovative capital instruments(1)	697	697
Total capital	$24,551	$21,391

(1)	Innovative capital instruments are SLEECS issued by the SL Capital Trusts (Note 14). The SL Capital Trusts are not consolidated by us.

The significant changes in capital are included in Notes 14, 15, and 16.

156 Sun Life Financial Inc. Annual Report 2015	Notes to Consolidated Financial Statements

23. Segregated Funds

We have segregated fund products, including variable annuities and unit-linked products, within Canada, the U.S., the U.K., and Asia. Under these contracts, the benefit amount is contractually linked to the fair value of the investments in the particular segregated fund. Policyholders can select from a variety of categories of segregated fund investments. Although the underlying assets are registered in our name and the segregated fund contract holder has no direct access to the specific assets, the contractual arrangements are such that the segregated fund policyholder bears the risk and rewards of the funds’ investment performance. Therefore, net realized gains and losses, other net investment income earned, and expenses incurred on the segregated funds are attributable to policyholders and not to us. However, certain contracts include guarantees from us. We are exposed to equity market risk and interest rate risk as a result of these guarantees. Further details on these guarantees and our risk management activities related to these guarantees are included in the Risk Management section of the MD&A.

We derive fee income from segregated funds. Market value movements in the investments held for segregated fund holders impact the management fees earned on these funds.

The segregated fund types offered, by percentage of total investments for account of segregated fund holders, was within the following ranges as at December 31, 2015 and 2014:

Type of fund	%
Money market	5 to 10
Fixed income	10 to 15
Balanced	40 to 45
Equity	40 to 45

Money market funds include investments that have a term to maturity of less than one year. Fixed income funds are funds that invest primarily in investment grade fixed income securities and where less than 25% can be invested in diversified equities or high-yield bonds. Balanced funds are a combination of fixed income securities with a larger equity component. The fixed income component is greater than 25% of the portfolio. Equity consists primarily of broad-based diversified funds that invest in a well-diversified mix of Canadian, U.S. or global equities. Other funds in this category include low volatility funds, intermediate volatility funds, and high volatility funds.

23.A Investments for Account of Segregated Fund Holders

The carrying value of investments held for segregated fund holders are as follows:

As at December 31,	2015	2014
Segregated and mutual fund units	$76,076	$69,402
Equity securities	11,169	10,600
Debt securities	3,217	3,050
Cash, cash equivalents and short-term securities	719	686
Investment properties	479	391
Mortgages	36	30
Other assets	152	99
Total assets	$91,848	$84,258
Less: Liabilities arising from investing activities	$408	$320
Total investments for account of segregated fund holders	$91,440	$83,938

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2015 157

23.B Changes in Insurance Contracts and Investment Contracts for Account of Segregated Fund Holders

Changes in insurance contracts and investment contracts for account of segregated fund holders are as follows:

	Insurance contracts		Investment contracts
For the years ended December 31,	2015	2014	2015	2014
Balance as at January 1	$76,736	$69,088	$7,202	$7,053
Additions to segregated funds:
Deposits	11,926	9,120	121	129
Net transfer (to) from general funds	(43)	(30)	–	–
Net realized and unrealized gains (losses)	(827)	4,081	37	130
Other investment income	3,911	3,330	201	195
Total additions	$14,967	$16,501	$359	$454
Deductions from segregated funds:
Payments to policyholders and their beneficiaries	8,477	8,437	673	459
Management fees	801	738	79	85
Taxes and other expenses	171	149	10	11
Foreign exchange rate movements	(1,416)	(471)	(971)	(250)
Total deductions	$8,033	$8,853	$(209)	$305
Net additions (deductions)	$6,934	$7,648	$568	$149
Balance as at December 31	$83,670	$76,736	$7,770	$7,202

24. Commitments, Guarantees and Contingencies

24.A Lease Commitments

We lease offices and certain equipment. These are operating leases with rents charged to operations in the year to which they relate. Total future rental payments for the remainder of these leases total $922. The future rental payments by year of payment are included in Note 6.

24.B Contractual Commitments

In the normal course of business, various contractual commitments are outstanding, which are not reflected in our Consolidated Financial Statements. In addition to loan commitments for debt securities and mortgages included in Note 6.A.i, we have equity, investment property, and property and equipment commitments. As at December 31, 2015, we had a total of $1,873 of contractual commitments outstanding. The expected maturities of these commitments are included in Note 6.

24.C Letters of Credit

We issue commercial letters of credit in the normal course of business. As at December 31, 2015, we had credit facilities of $882 available for the issuance of letters of credit ($785 as at December 31, 2014), from which a total of $213 in letters of credit were outstanding ($199 as at December 31, 2014).

24.D Indemnities and Guarantees

In the normal course of our business, we have entered into agreements that include indemnities in favour of third parties, such as confidentiality agreements, engagement letters with advisors and consultants, outsourcing agreements, leasing contracts, trade-mark licensing agreements, underwriting and agency agreements, information technology agreements, distribution agreements, financing agreements, the sale of equity interests, and service agreements. These agreements may require us to compensate the counterparties for damages, losses or costs incurred by the counterparties as a result of breaches in representation, changes in regulations (including tax matters), or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. We have also agreed to indemnify our directors and certain of our officers and employees in accordance with our by-laws. These indemnification provisions will vary based upon the nature and terms of the agreements. In many cases, these indemnification provisions do not contain limits on our liability, and the occurrence of contingent events that will trigger payment under these indemnities is difficult to predict. As a result, we cannot estimate our potential liability under these indemnities. We believe that the likelihood of conditions arising that would trigger these indemnities is remote and, historically, we have not made any significant payment under such indemnification provisions. In certain cases, we have recourse against third parties with respect to the aforesaid indemnities, and we also maintain insurance policies that may provide coverage against certain of these claims.

In the normal course of our business, we have entered into purchase and sale agreements that include indemnities in favour of third parties. These agreements may require us to compensate the counterparties for damages, losses, or costs incurred by the counterparties as a result of breaches in representation. As at December 31, 2015, we are not aware of any breaches in representations that would result in any payment required under these indemnities that would have a material impact on our Consolidated Financial Statements.

Guarantees made by us that can be quantified are included in Note 6.A.i.

158 Sun Life Financial Inc. Annual Report 2015	Notes to Consolidated Financial Statements

24.E Guarantees of Sun Life Assurance Preferred Shares and Subordinated Debentures

SLF Inc. has provided a guarantee on the $150 of 6.30% subordinated debentures due 2028 issued by Sun Life Assurance. Claims under this guarantee will rank equally with all other subordinated indebtedness of SLF Inc. SLF Inc. has also provided a subordinated guarantee of the preferred shares issued by Sun Life Assurance from time to time, other than such preferred shares which are held by SLF Inc. and its affiliates. Sun Life Assurance has no outstanding preferred shares subject to the guarantee. As a result of these guarantees, Sun Life Assurance is entitled to rely on exemptive relief from most continuous disclosure and the certification requirements of Canadian securities laws.

The following tables set forth certain consolidating summary financial information for SLF Inc. and Sun Life Assurance (Consolidated):

Results for the years ended	SLF Inc. (unconsolidated)	Sun Life Assurance (consolidated)	Other subsidiaries of SLF Inc. (combined)	Consolidation adjustment	SLF Inc. (consolidated)
December 31, 2015
Revenue	$378	$15,367	$4,584	$(1,055)	$19,274
Shareholders’ net income (loss)	$2,285	$1,787	$327	$(2,114)	$2,285

December 31, 2014
Revenue	$121	$22,426	$5,287	$(2,070)	$25,764
Shareholders’ net income (loss)	$1,922	$1,551	$564	$(2,164)	$1,873

Assets and liabilities as at	SLF Inc. (unconsolidated)	Sun Life Assurance (consolidated)	Other subsidiaries of SLF Inc. (combined)	Consolidation adjustment	SLF Inc. (consolidated)
December 31, 2015
Invested assets	$20,695	$130,977	$5,794	$(19,503)	$137,963
Total other general fund assets	$10,922	$21,279	$22,265	$(37,016)	$17,450
Investments for account of segregated fund holders	$–	$91,389	$51	$–	$91,440
Insurance contract liabilities	$–	$110,568	$7,029	$(7,370)	$110,227
Investment contract liabilities	$–	$2,913	$–	$–	$2,913
Total other general fund liabilities	$10,367	$22,386	$20,380	$(32,278)	$20,855

December 31, 2014
Invested assets	$19,211	$118,450	$5,412	$(17,922)	$125,151
Total other general fund assets	$9,354	$17,074	$19,124	$(31,284)	$14,268
Investments for account of segregated fund holders	$–	$83,891	$47	$–	$83,938
Insurance contract liabilities	$–	$101,440	$5,700	$(5,912)	$101,228
Investment contract liabilities	$–	$2,819	$–	$–	$2,819
Total other general fund liabilities	$9,834	$17,112	$17,925	$(28,371)	$16,500

24.F Legal and Regulatory Proceedings

We are regularly involved in legal actions, both as a defendant and as a plaintiff. Legal actions naming us as a defendant ordinarily involve our activities as a provider of insurance protection and wealth management products, as an investor and investment advisor, and as an employer. In addition, government and regulatory bodies in Canada, the U.S., the U.K., and Asia, including federal, provincial, and state securities and insurance regulators and government authorities, from time to time, make inquiries and require the production of information or conduct examinations or investigations concerning our compliance with insurance, securities, and other laws.

Provisions for legal proceedings related to insurance contracts, such as for disability and life insurance claims and the cost of litigation, are included in Insurance contract liabilities in our Consolidated Statements of Financial Position. Other provisions are established outside of the Insurance contract liabilities if, in the opinion of management, it is both probable that a payment will be required and a reliable estimate can be made of the amount of the obligation. Management reviews the status of all proceedings on an ongoing basis and exercises judgment in resolving them in such manner as management believes to be in our best interest.

Two putative class action lawsuits have been filed against Sun Life Assurance in connection with sales practices relating to, and the administration of, individual policies issued by the Metropolitan Life Insurance Company (“MLIC”). These policies were assumed by Clarica when Clarica acquired the bulk of MLIC’s Canadian operations in 1998 and subsequently assumed by Sun Life Assurance as a result of its amalgamation with Clarica. One of the lawsuits (Fehr et al v Sun Life Assurance Company of Canada) is a purported class action issued in Ontario and the other (Alamwala v Sun Life Assurance Company of Canada) is in British Columbia. Neither action has been certified at this time. In the Fehr action, on November 12, 2015, the court dismissed the plaintiff’s motion for certification for certain claims and has not yet made a decision on the balance of the motion for the remaining claims. We expect the court will deliver its final ruling on this part of the motion sometime in 2016. In addition, the plaintiffs have the right to appeal any decision against

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2015 159

certification. The Alamwala action remains dormant. We will continue to vigorously defend against the claims in these actions. In connection with the acquisition of the Canadian operations of MLIC, MLIC agreed to indemnify Clarica for certain losses, including those incurred relating to the sales of its policies. Should either of the Fehr or the Alamwala lawsuits result in a loss, Sun Life Assurance will seek recourse against MLIC under that indemnity through arbitration.

Management does not believe that the probable conclusion of any current legal or regulatory matter, either individually or in the aggregate, will have a material adverse effect on the Consolidated Statements of Financial Position or results of operations of the Company.

25. Related Party Transactions

SLF Inc. and its subsidiaries, joint ventures and associates transact business worldwide. All transactions between SLF Inc. and its subsidiaries have been eliminated on consolidation. Transactions with joint ventures and associates, which are also related parties, are disclosed in Note 17. Transactions between the Company and related parties are executed and priced on an arm’s-length basis in a manner similar to transactions with third parties.

25.A Transactions with Key Management Personnel, Remuneration and Other Compensation

Key management personnel refers to the executive team and Board of Directors of SLF Inc. These individuals have the authority and responsibility for planning, directing, and controlling the activities of the Company. The aggregate compensation to the executive team and directors are as follows:

For the years ended December 31,	2015		2014
	Executive team	Directors	Executive team	Directors
Number of individuals	11	12	13	13
Base salary and annual incentive compensation	$13	$–	$13	$–
Additional short-term benefits and other	$–	$1	$–	$1
Share-based long-term incentive compensation	$15	$2	$16	$2
Value of pension and post-retirement benefits	$2	$–	$2	$–
Severance	$–	$–	$1	$–

25.B Other Related Party Transactions

We provide investment management services for our pension plans. The services are provided on substantially the same terms as for comparable transactions with third parties. We also hold units of investment funds managed by certain of our joint ventures. The carrying amount of our investment in these funds is included in Note 17.D.

26. Pension Plans and Other Post-Retirement Benefits

We sponsor defined benefit pension plans and defined contribution plans for eligible employees. All of our material defined benefit plans worldwide are closed to new entrants with new hires participating in defined contribution plans. Material defined benefit plans are located in Canada, the U.S., and the U.K. The defined benefit pension plans offer benefits based on length of service and final average earnings and certain plans offer some indexation of benefits. The specific features of these plans vary in accordance with the employee group and countries in which employees are located. In addition, we maintain supplementary non-contributory defined benefit pension arrangements for eligible employees, primarily for benefits which do not qualify for funding under the various registered pension plans. As at December 31, 2014, there are no active members in the U.K. and the U.S. defined benefit plans continuing to accrue future service benefits. On January 1, 2009, the Canadian defined benefit plans were closed to new employees. Canadian employees hired before January 1, 2009 continue to earn future service benefits in the previous plans, which includes both defined benefit and defined contribution components, while new hires since then are eligible to join a defined contribution plan. In addition, one small defined benefit plan in the Philippines remains open to new hires.

Our funding policy for defined benefit pension plans is to make at least the minimum annual contributions required by regulations in the countries in which the plans are offered. Our U.K. defined benefit pension scheme is governed by pension trustees. In other countries in which we operate, the defined benefit pension arrangements are governed by local pension committees. Significant plan changes require the approval of the Board of Directors of the sponsoring subsidiary of SLF Inc.

We also established defined contribution plans for eligible employees. Our contributions to these defined contribution pension plans may be subject to certain vesting requirements. Generally, our contributions are a set percentage of employees’ annual income and may be a set percentage of employee contributions, up to specified levels.

In addition to our pension plans, in Canada and the U.S., we provide certain post-retirement health care and life insurance benefits to eligible employees and to their dependants upon meeting certain requirements. Eligible retirees may be required to pay a portion of the premiums for these benefits and, in general, deductible amounts and co-insurance percentages apply to benefit payments. These post-retirement benefits are not pre-funded. In Canada, certain post-retirement health care and life insurance benefits are provided for eligible employees who retired before December 31, 2015. Eligible employees in Canada who retire after December 31, 2015 will have access to voluntary retiree-paid health care coverage. In the U.S., certain post-retirement health care and life insurance benefits are provided to eligible retirees. In 2015, changes in the U.S. retiree benefits program were announced; employees who are not age 50 with 10 years of service as of December 31, 2015 will only have access to subsidized retiree health care coverage until eligible for

160 Sun Life Financial Inc. Annual Report 2015	Notes to Consolidated Financial Statements

Medicare, and starting in April 2016, eligible existing and future retirees and covered dependents eligible for Medicare will receive an annual contribution to a health reimbursement account to be applied against individual coverage and other eligible expenses.

26.A Risks Associated with Employee Defined Benefit Plans

With the closure of the material defined benefit pension and retiree benefit plans to new entrants, the volatility associated with future service accruals for active members has been limited and will decline over time.

The major risks remaining in relation to past service obligations are increases in liabilities due to a decline in discount rates, greater life expectancy than assumed and adverse asset returns. We continue to implement our plan to de-risk our defined benefit pension plans Company-wide by systematically shifting the pension asset mix towards liability matching investments over the next few years. The target for our material funded defined benefit plans is to minimize volatility in funded status arising from changes in discount rates and exposure to equity markets.

26.B Defined Benefit Pension and Other Post-Retirement Benefit Plans

The following tables set forth the status of the defined benefit pension and other post-retirement benefit plans:

		2015			2014
	Pension	Other post- retirement	Total	Pension	Other post- retirement	Total
Change in defined benefit obligations:
Defined benefit obligation, January 1	$3,202	$304	$3,506	$2,672	$262	$2,934
Current service cost	39	5	44	33	4	37
Interest cost	126	13	139	129	13	142
Actuarial losses (gains)	15	(18)	(3)	445	29	474
Benefits paid	(141)	(13)	(154)	(119)	(12)	(131)
Curtailment losses (gains)	–	–	–	(20)	–	(20)
Plan amendments	–	(30)	(30)	–	–	–
Termination benefits	1	–	1	–	–	–
Foreign exchange rate movement	198	15	213	62	8	70
Defined benefit obligation, December 31	$3,440	$276	$3,716	$3,202	$304	$3,506
Change in plan assets:
Fair value of plan assets, January 1	$2,988	$–	$2,988	$2,583	$–	$2,583
Administrative expense	(1)	–	(1)	–	–	–
Interest income on plan assets	117	–	117	125	–	125
Return on plan assets (excluding amounts included in net interest expense)	(50)	–	(50)	281	–	281
Employer contributions	84	13	97	71	12	83
Benefits paid	(141)	(13)	(154)	(119)	(12)	(131)
Curtailment losses (gains)	–	–	–	(16)	–	(16)
Foreign exchange rate movement	196	–	196	63	–	63
Fair value of plan assets, December 31	$3,193	$–	$3,193	$2,988	$–	$2,988
Amounts recognized on Statement of Financial Position:
Fair value of plan assets	$3,193	$–	$3,193	$2,988	$–	$2,988
Defined benefit (obligation)	(3,440)	(276)	(3,716)	(3,202)	(304)	(3,506)
Net recognized (liability) asset, December 31	$(247)	$(276)	$(523)	$(214)	$(304)	$(518)

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2015 161

		2015			2014
	Pension	Other post- retirement	Total	Pension	Other post- retirement	Total
Components of net benefit expense recognized:
Current service cost	$39	$5	$44	$33	$4	$37
Administrative expense	1	–	1	–	–	–
Net interest expense (income)	9	13	22	4	13	17
Curtailment losses (gain)	–	–	–	(4)	–	(4)
Plan amendments	–	(30)	(30)	–	–	–
Termination benefits	1	–	1	–	–	–
Other long-term employee benefit losses (gain)	–	3	3	–	(1)	(1)
Net benefit expense	$50	$(9)	$41	$33	$16	$49
Remeasurement of net recognized (liability) asset:
Return on plan assets (excluding amounts included in net interest expense)	$(50)	$–	$(50)	$281	$–	$281
Actuarial gains (losses) arising from changes in demographic assumptions	(5)	–	(5)	(44)	(4)	(48)
Actuarial gains (losses) arising from changes in financial assumptions	12	7	19	(390)	(29)	(419)
Actuarial gains (losses) arising from experience adjustments	(22)	14	(8)	(11)	4	(7)
Foreign exchange rate movement	(2)	(15)	(17)	1	(8)	(7)
Components of defined benefit costs recognized in Other comprehensive income (loss)	$(67)	$6	$(61)	$(163)	$(37)	$(200)

26.C Principal Assumptions for Significant Plans

	2015			2014
	Canada %	U.K. %	U.S. %	Canada %	U.K. %	U.S. %
To determine defined benefit obligation at end of year:
Discount rate for pension plans	3.90	3.55	4.75	4.00	3.25	4.25
Rate of compensation increase	3.00	n/a	n/a	3.00	n/a	n/a
Pension increases	0.00-0.25	3.45	n/a	0.00-0.25	3.15	n/a
To determine net benefit expense for year:
Discount rate for pension plans	4.00	3.25	4.25	4.90	4.40	5.10
Rate of compensation increase	3.00	n/a	n/a	3.00	n/a	3.50
Pension increases	0.00-0.25	3.15	n/a	0.00-0.25	3.60	n/a
Health care trend rates:
Initial health care trend rate	5.43	n/a	7.00	5.50	n/a	7.50
Ultimate health care trend rate	4.50	n/a	5.00	4.50	n/a	5.00
Year ultimate health care trend rate reached	2030	n/a	2020	2030	n/a	2020

	2015			2014
	Canada	U.K.	U.S.	Canada	U.K.	U.S.
Mortality rates:
Life expectancy (in years) for individuals currently at age 65:
Male	22	25	22	22	25	22
Female	24	27	24	24	27	24
Life expectancy (in years) at 65 for individuals currently at age 45:
Male	23	28	24	23	28	24
Female	25	30	26	25	30	26
Average duration (in years) of pension obligation	16.8	20.9	14.5	15.5	21.7	16.4

162 Sun Life Financial Inc. Annual Report 2015	Notes to Consolidated Financial Statements

Discount Rate, Return on Plan Assets and Rate of Compensation Increase

The major economic assumptions which are used in determining the actuarial present value of the accrued benefit obligations vary by country.

The discount rate assumption used in each country is based on the market yields, as of December 31, of high quality corporate bonds that have terms to maturity approximating the terms of the related obligation. Health care cost calculations are based on long-term trend assumptions which may differ from actual results.

26.D Sensitivity of Key Assumptions

The following table provides the potential impact of changes in key assumptions on the defined benefit obligation for pension and other post-retirement benefit plans as at December 31, 2015. These sensitivities are hypothetical and should be used with caution. The impact of changes in each key assumption may result in greater than proportional changes in sensitivities.

	Pension	Post-retirement benefits
Interest/discount rate sensitivity:(1)
1% decrease	$599	$37
1% increase	$(491)	$(30)
Rate of compensation increase assumption:
1% decrease	$(61)	n/a
1% increase	$64	n/a
Health care trend rate assumption:
1% decrease	n/a	$(14)
1% increase	n/a	$16
Mortality rates:(2)
10% decrease	$81	$6

(1)	Represents a parallel shift in interest rates across the entire yield curve, resulting in a change in the discount rate assumption.
(2)	Represents 10% decrease in mortality rates at each age.

26.E Fair Value of Plan Assets

Composition of fair value of plan assets, December 31:

	2015	2014
Equity investments	5%	12%
Fixed income investments	87%	80%
Real estate investments	5%	4%
Other	3%	4%
Total composition of fair value of plan assets	100%	100%

The fair value of all of our equity investments in 2015 and 2014 and 3% of our fixed income investments in 2015 (4% in 2014), are determined based on valuation techniques consistent with Level 1 of the fair value hierarchy.

The assets of the defined benefit pension plans are primarily held in trust for plan members, and are managed within the provisions of each plan’s investment policies and procedures. Diversification of the investments is used to limit credit, market, and foreign currency risks. We continue to implement our plan to de-risk our defined benefit pension plans by shifting the pension asset mix towards liability matching investments, taking into account the long-term nature of the pension obligations and related cash flows. The long-term investment objectives of the defined benefit pension plans are to equal or exceed the rate of growth of the liabilities. Over shorter periods, the objective of the defined benefit pension plan investment strategy is to minimize volatility in the funded status. Liquidity is managed with consideration to the cash flow requirements of the liabilities.

26.F Future Cash Flows

The following tables set forth the expected contributions and expected future benefit payments of the defined benefit pension and other post-retirement benefit plans:

	Pension	Post-retirement	Total
Expected contributions for the next 12 months	$76	$15	$91

Expected Future Benefit Payments

	2016	2017	2018	2019	2020	2021 to 2025
Pension	$148	$151	$154	$162	$167	$925
Post-retirement	15	15	15	15	16	80
Total	$163	$166	$169	$177	$183	$1,005

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2015 163

26.G Defined Contribution Plans

We expensed $81 in 2015 ($65 for 2014) with respect to defined contribution plans.

27. Earnings (Loss) Per Share

Details of the calculation of the net income (loss) and the weighted average number of shares used in the earnings per share computations are as follows:

For the years ended December 31,	2015	2014
Common shareholders’ net income (loss) for basic earnings per share	$2,185	$1,762
Add: increase in income due to convertible instruments(1)	10	10
Common shareholders’ net income (loss) on a diluted basis	$2,195	$1,772
Weighted average number of common shares outstanding for basic earnings per share (in millions)	612	611
Add: dilutive impact of stock options(2) (in millions)	1	2
Add: dilutive impact of convertible instruments(1) (in millions)	5	6
Weighted average number of common shares outstanding on a diluted basis (in millions)	618	619
Basic earnings (loss) per share	$3.57	$2.88
Diluted earnings (loss) per share	$3.55	$2.86

(1)	The convertible instruments are the SLEECS B issued by Sun Life Capital Trust I.
(2)	Excludes the impact of 2 million stock options for the year ended December 31, 2015 (2 million for the year ended December 31, 2014) because these stock options were antidilutive for the period.

164 Sun Life Financial Inc. Annual Report 2015	Notes to Consolidated Financial Statements

Appointed Actuary’s Report

THE SHAREHOLDERS AND DIRECTORS OF SUN LIFE FINANCIAL INC.

I have valued the policy liabilities and reinsurance recoverables of Sun Life Financial Inc. and its subsidiaries for its Consolidated Statements of Financial Position at December 31, 2015 and December 31, 2014 and their change in the Consolidated Statements of Operations for the year ended December 31, 2015 in accordance with accepted actuarial practice in Canada, including selection of appropriate assumptions and methods.

In my opinion, the amount of policy liabilities net of reinsurance recoverables makes appropriate provision for all policy obligations and the Consolidated Financial Statements fairly present the results of the valuation.

Larry Madge

Fellow, Canadian Institute of Actuaries

Toronto, Canada

February 10, 2016

Appointed Actuary’s Report	Sun Life Financial Inc. Annual Report 2015 165

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Sun Life Financial Inc.

We have audited the accompanying consolidated financial statements of Sun Life Financial Inc. and subsidiaries (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2015 and December 31, 2014, and the consolidated statements of operations, consolidated statements of comprehensive income (loss), consolidated statements of changes in equity, and consolidated statements of cash flows for each of the years in the two-year period ended December 31, 2015, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Sun Life Financial Inc. and subsidiaries as at December 31, 2015 and December 31, 2014 and their financial performance and their cash flows for each of the years in the two-year period ended December 31, 2015 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control –Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 10, 2016 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Chartered Professional Accountants

Licensed Public Accountants

February 10, 2016

166 Sun Life Financial Inc. Annual Report 2015	Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Sun Life Financial Inc.

We have audited the internal control over financial reporting of Sun Life Financial Inc. and subsidiaries (the “Company”) as of December 31, 2015, based on the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management’s Financial Reporting Responsibilities report. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the Canadian generally accepted auditing standards and standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2015 of the Company and our report dated February 10, 2016 expressed an unqualified opinion on those financial statements.

Chartered Professional Accountants

Licensed Public Accountants

February 10, 2016

Report of Independent Registered Public Accounting Firm	Sun Life Financial Inc. Annual Report 2015 167

Sources of Earnings

The following is provided in accordance with the OSFI guideline requiring Sources of Earnings (SOE) disclosure. SOE is a non-IFRS (International Financial Reporting Standard) financial measure. There is no standard SOE methodology. The calculation of SOE is dependent on, and sensitive to, the methodology, estimates and assumptions used.

SOE identifies various sources of IFRS net income. It provides an analysis of the difference between actual net income and expected net income based on business in-force and assumptions made at the beginning of the reporting period. The terminology used in the discussion of sources of earnings is described below:

Expected profit on in-force business

The portion of the consolidated pre-tax net income on business in-force at the start of the reporting period that was expected to be realized based on the achievement of the best-estimate assumptions made at the beginning of the reporting period. Expected profit for asset management companies is set equal to their pre-tax net income.

Impact of new business

The point-of-sale impact on pre-tax net income of writing new business during the reporting period. Issuing new business may produce a loss at the point-of sale, primarily because valuation assumptions are conservative relative to pricing assumptions and actual acquisition expenses may exceed those assumed in pricing. New business losses are often produced by sales of individual life insurance, where valuation margins and acquisition expenses are relatively high.

Experience gains and losses

Pre-tax gains and losses that are due to differences between the actual experience during the reporting period and the best-estimate assumptions at the start of the reporting period.

Management actions and changes in assumptions

Impact on pre-tax net income resulting from changes in actuarial methods and assumptions or other management actions.

168 Sun Life Financial Inc. Annual Report 2015	Sources of Earnings

For the Year Ended December 31, 2015 (in millions of Canadian dollars)	SLF Canada	SLF U.S.	SLF Asset Management	SLF Asia	Corporate	Total
Expected Profit on In-Force Business	756	498	1,198	297	(93)	2,656
Impact of New Business	67	(161)	–	(88)	–	(182)
Experience Gains and Losses	18	155	–	11	(4)	180
Management Actions and Changes in Assumptions	31	(122)	–	40	8	(43)
Earnings on Operations (pre-tax)	872	370	1,198	260	(89)	2,611
Earnings on Surplus	123	116	–	99	97	435
Earnings before Income Taxes	995	486	1,198	359	8	3,046
Income Taxes	(177)	(90)	(436)	(48)	135	(616)
Earnings before Non-controlling Interests, Participating Policyholders’ Net Income and Preferred Share Dividends	818	396	762	311	143	2,430
Less:
Non-controlling Interests	–	–	62	–	–	62
Participating Policyholders’ Net Income	15	–	–	–	–	15
Preferred Share Dividends	–	–	–	–	100	100
Operating Net Income (Loss)	803	396	700	311	43	2,253
Plus:
Fair value adjustments on share based payment awards in MFS	–	–	(9)	–	–	(9)
Hedges in Canada that do not qualify for hedge accounting	21	–	–	–	–	21
Acquisition, integration and restructuring costs	–	(63)	–	–	(17)	(80)
Common Shareholders’ Net Income (Loss)	824	333	691	311	26	2,185

For the Year Ended December 31, 2014 (in millions of Canadian dollars)	SLF Canada	SLF U.S.	SLF Asset Management	SLF Asia	Corporate	Total
Expected Profit on In-Force Business	784	416	1,040	229	(103)	2,366
Impact of New Business	76	(122)	–	(88)	(1)	(135)
Experience Gains and Losses	(109)	(124)	–	(15)	(26)	(274)
Management Actions and Changes in Assumptions	68	142	–	20	45	275
Earnings on Operations (pre-tax)	819	312	1,040	146	(85)	2,232
Earnings on Surplus	112	115	–	79	90	396
Earnings before Income Taxes	931	427	1,040	225	5	2,628
Income Taxes	(129)	(82)	(363)	(43)	90	(527)
Earnings before Non-controlling Interests, Participating Policyholders’ Net Income and Preferred Share Dividends	802	345	677	182	95	2,101
Less:
Non-controlling Interests	–	–	61	–	–	61
Participating Policyholders’ Net Income	5	4	–	–	–	9
Preferred Share Dividends	–	–	–	–	111	111
Operating Net Income (Loss)	797	341	616	182	(16)	1,920
Plus:
Fair value adjustments on share based payment awards in MFS	–	–	(125)	–	–	(125)
Hedges in Canada that do not qualify for hedge accounting	(7)	–	–	–	–	(7)
Acquisition, integration and restructuring costs	–	–	–	–	(26)	(26)
Common Shareholders’ Net Income (Loss)	790	341	491	182	(42)	1,762

Sources of Earnings	Sun Life Financial Inc. Annual Report 2015 169

ANALYSIS OF RESULTS

For the year ended December 31, 2015, the pre-tax expected profit on in-force business of $2,656 million was $290 million higher than 2014. The increase in expected profits was largely driven by currency impacts from the weakening of the Canadian dollar relative to foreign currencies, growth in SLF Asia and SLF U.S., partially offset by a reduction in SLF Canada.

The new business issued in 2015 led to a loss of $182 million compared to $135 million a year ago. The change was mainly in SLF Canada and in SLF U.S. due to sales levels and lower interest rates. Currency impacts from the weakening of the Canadian dollar relative to foreign currencies also contributed to the increased new business loss.

The 2015 experience gain of $180 million pre-tax was primarily due to favourable impacts from investing activity on insurance contract liabilities and favourable credit impact, partially offset by adverse experience from equity markets and expense experience.

For the year 2015, assumption changes and management actions resulted in a pre-tax loss of $43 million. In Canada, the pre-tax gain of $31 million reflected favourable investment assumption updates including a change to the provision for investment risk in the SLF Canada participating account and the reflection of investment strategy changes in SLF Canada non-participating insurance; a favourable change in mortality assumptions; and an adverse change to lapse and premium persistency assumptions. In the U.S., the pre-tax loss of $122 million reflected adverse changes to lapse and premium persistency assumptions partially offset by the impact of favourable changes to reinsurance agreements and tax assumptions; and favourable changes in mortality and morbidity assumptions including favourable mortality improvement assumption updates. In Asia, the pre-tax gain of $40 million arose largely from favourable mortality and morbidity assumption changes, and model refinements.

For the year 2014, assumption changes and management actions lead to a pre-tax gain of $275 million. In Canada, the pre-tax gain of $68 million included the favourable impact of changes to economic reinvestment assumptions and a favourable impact from modelling refinements. These impacts were largely offset by mortality improvement updates and lapse and premium persistency assumption updates. In the U.S., the pre-tax gain of $142 million included the favourable release of estimated future funding costs (reflecting increased certainty of U.S. regulatory requirements related to captive arrangements) and gains from changes to economic reinvestment assumptions, offset partially by lapse and premium persistency assumption updates and mortality improvement updates. In Asia, the pre-tax gain of $20 million was due to favourable investment assumption updates including economic reinvestment assumptions offset partially by adverse lapse impacts. In Corporate, pre-tax gain of $45 million, primarily in the U.K., was due to favourable economic reinvestment assumption updates offset partially by mortality improvement updates.

Additional information can be found under the Assumption Changes and Management Actions section of the 2015 Management’s Discussion and Analysis.

Net pre-tax earnings on surplus of $435 million in 2015 was $39 million higher than a year ago. The increase was primarily due to higher investment income on surplus assets, higher real estate mark to market impacts and lower interest payments on external debt, offset partially by lower available-for-sale gains.

170 Sun Life Financial Inc. Annual Report 2015	Sources of Earnings

Board of Directors and Executive Team

Board of Directors

All directors of Sun Life Financial Inc. are also directors of Sun Life Assurance Company of Canada. The Board has determined that all directors other than Dean A. Connor are independent directors.

James H. Sutcliffe, FIA

Chairman, Sun Life Financial Inc.

William D. Anderson, FCPA, FCA(1)(4)

Corporate Director

John H. Clappison, FCPA, FCA(1)(2)

Corporate Director

Dean A. Connor

President & Chief Executive Officer,
Sun Life Financial Inc.

Martin J. G. Glynn(2)(3)

Corporate Director

M. Marianne Harris(2)(3)

Corporate Director

Krystyna T. Hoeg, CPA, CA(3)(4)

Corporate Director

Sara Grootwassink Lewis, CPA, CFA(2)(3)

Corporate Director

Chief Executive Officer,

Lewis Corporate Advisors, LLC

Scott F. Powers(2)(3)

Corporate Director

Réal Raymond, FICB(1)(4)

Chairman, Métro Inc.

Chairman, Héroux-Devtek Inc.

Hugh D. Segal, CM(2)(3)

Master of Massey College,

University of Toronto

Barbara G. Stymiest, FCPA, FCA(1)(4)

Corporate Director

(1)	Member of Audit & Conduct Review Committee
(2)	Member of Governance, Nomination & Investment Committee
(3)	Member of Management Resources Committee
(4)	Member of Risk Review Committee

Additional information on the directors and a report on the Board’s corporate governance processes and practices are available in the 2016 Management Information Circular, on sunlife.com and on www.sedar.com.

Executive Team

Dean A. Connor President & Chief Executive Officer Claude A. Accum Executive Vice-President & Chief Risk Officer Carolyn D. Blair Executive Vice-President, Chief Human Resources & Communications Officer

Kevin P. Dougherty

President, SLF Canada

Daniel R. Fishbein

President, SLF U.S.

Colm J. Freyne

Executive Vice-President &

Chief Financial Officer

Melissa J. Kennedy

Executive Vice-President, Chief Legal
Officer & Public Affairs

Stephen C. Peacher President, Sun Life Investment Management Mark S. Saunders Executive Vice-President & Chief Information Officer Kevin D. Strain President, SLF Asia

Board of Directors and Executive Team	Sun Life Financial Inc. Annual Report 2015 171

Sun Life Financial Inc. – Subsidiaries and Associates

The following table lists the direct and indirect subsidiaries of Sun Life Financial Inc. (“SLF Inc.”) as at December 31, 2015 and provides the book values (in millions of Canadian dollars, based on the equity method) of the shares of those subsidiaries that are principal operating subsidiaries. The table also lists significant joint venture entities in which SLF Inc. directly or indirectly holds 50% or less of the issued and outstanding voting securities. Subsidiaries which are inactive or which have been set up for the sole purpose of holding investments are not listed in the table.

Company	Jurisdiction of Formation	Book Value of Shares Owned	Per cent of Voting Shares Owned by SLF Inc.
Sun Life Assurance Company of Canada	Canada	18,879	100%
Annemasse Boisbriand Holdings L.P.	Manitoba, Canada		100%
BestServe Financial Limited	Hong Kong	148	100%
Country Lane Enterprises Ltd.	British Columbia, Canada		100%
PT. Sun Life Financial Indonesia	Indonesia	52	100%
PT. Sun Life Indonesia Services	Indonesia		100%
PT. CIMB Sun Life	Indonesia		49%
PVI Sun Life Insurance Company Limited	Vietnam		49%
SL Investment US-RE Holdings 2009-1, Inc.	Delaware, USA		100%
SLF of Canada UK Limited	England and Wales		100%
Sun Life of Canada UK Holdings Limited	England and Wales		100%
Laurtrust Limited	England and Wales		100%
SLFC Assurance (UK) Limited	England and Wales		100%
Sun Life Assurance Company of Canada (U.K.) Limited	England and Wales	1,134	100%
Barnwood Properties Limited	England and Wales		100%
SLFC Services Company (UK) Limited	England and Wales		100%
Sun 211 Commerce, LLC	Delaware, USA		100%
Sun 521 Morehead, LLC	Delaware, USA		100%
Sun Life (India) AMC Investments Inc.	Canada		100%
Birla Sun Life Asset Management Company Limited	India		49%
Sun Life (India) Distribution Investments Inc.	Canada		100%
Sun Life (Luxembourg) Finance No. 2 Sàrl	Luxembourg		100%
Sun Life and Health Insurance Company (U.S.)	Connecticut, USA	434	100%
Sun Life Capital Trust	Ontario, Canada		100%
Sun Life Capital Trust II	Ontario, Canada		100%
Sun Life Everbright Life Insurance Company Limited	Tianjin, People’s Republic of China		24.99%
Sun Life Financial (India) Insurance Investments Inc.	Canada		100%
Birla Sun Life Insurance Company Limited	India		26%
Sun Life Financial Advisory Inc.	Canada		100%
Sun Life Financial Asia Services Limited	Hong Kong		100%
Sun Life Financial Distributors (Bermuda) Ltd.	Bermuda		100%
Sun Life Financial Distributors (Canada) Inc.	Canada		100%
Sun Life Financial Distributors (Singapore) Pte. Ltd.	Singapore		100%
Sun Life Financial International Holdings (MC), LLC	Delaware, USA		100%
Sun Life Financial Investment Services (Canada) Inc.	Canada		100%
Sun Life Financial Investments (Bermuda) Ltd.	Bermuda		100%
Sun Life Financial of Canada (U.K.) Overseas Investments Limited	England and Wales		100%
Sun Life of Canada (Netherlands) B.V.	Netherlands		100%
Sun Life Financial Philippine Holding Company, Inc.	Philippines		100%
Sun Life Grepa Financial, Inc.	Philippines		49%
Sun Life of Canada (Philippines), Inc.	Philippines	921	100%
Sun Life Asset Management Company, Inc.	Philippines		100%
Sun Life Financial Plans, Inc.	Philippines		100%
Sun Life Financial Trust Inc.	Canada	143	100%
Sun Life Hong Kong Limited	Bermuda	1,582	100%
Sun Life Asset Management (HK) Limited	Hong Kong		100%
Sun Life Trustee Company Limited	Hong Kong		100%
Sun Life India Service Centre Private Limited	India		100%
Sun Life Information Services Canada, Inc.	Canada		100%
Sun Life Information Services Ireland Limited	Republic of Ireland		100%

172 Sun Life Financial Inc. Annual Report 2015	Subsidiaries and Associates

Company	Jurisdiction of Formation	Book Value of Shares Owned	Per cent of Voting Shares Owned by SLF Inc.
Sun Life Insurance (Canada) Limited	Canada	1,520	100%
SLI General Partner Limited	Canada		100%
SLI Investments LP	Manitoba, Canada		100%
6425411 Canada Inc.	Canada		100%
Sun Life Investments LLC	Delaware, USA		100%
Sun Life Malaysia Assurance Berhad	Malaysia		49%
Sun Life Malaysia Takaful Berhad	Malaysia		49%
Sun MetroNorth, LLC	Delaware, USA		100%
6965083 Canada Inc.	Canada		100%
7037457 Canada Inc.	Canada		100%
7647913 Canada Inc.	Canada		100%
7647930 Canada Inc.	Canada		100%
8744831 Canada Inc.	Canada		100%
Sun Life Global Investments Inc.	Canada		100%
BK Canada Holdings Inc.	Canada		100%
Bentall Kennedy (Canada) G.P. Ltd.	Canada		100%
Bentall Kennedy (Canada) Limited Partnership	British Columbia, Canada	286	100%
0936543 BC Ltd.	British Columbia, Canada		100%
Bentall Kennedy Luxembourg Holdings Ltd.	Canada		100%
Bentall Property Services (Ontario) Ltd.	Ontario, Canada		100%
BK Prime GP Holdco Inc.	Canada		100%
BKC Capital Inc.	Canada		100%
BKCB Services Ltd.	Canada		100%
BKCG Services Ltd.	Canada		100%
BKCP Services G.P. Ltd.	Canada		100%
BKCP Services Limited Partnership	Manitoba, Canada		100%
SynchroSERV Inc.	Canada		100%
SynchroSERV Limited Partnership	British Columbia, Canada		100%
Sun Life Assurance Company of Canada - U.S. Operations Holdings, Inc.	Delaware, USA		100%
SL Investment 2007-1 ULC	Nova Scotia, Canada		100%
Sun Capital Advisers LLC	Delaware, USA		100%
Sun Life Financial (Japan), Inc.	Delaware, USA		100%
Sun Life Financial (U.S.) Holdings, Inc.	Delaware, USA		100%
Sun Life Financial (U.S.) Finance, Inc.	Delaware, USA		100%
Sun Life Financial (U.S.) Investments LLC	Delaware, USA		100%
bcIMC (IRE-BTKN US) Investment Corporation	Delaware, USA		100%
Bentall Kennedy (U.S.) G.P. LLC	Washington, USA		100%
Bentall Kennedy (U.S.) Limited Partnership	Washington, USA	332	100%
Bentall Kennedy Holdings LLC	Delaware, USA		100%
Rushmore Partners LLC	Delaware, USA		100%
NewTower Trust Company	Maryland, USA		100%
NewTower Management GP LLC	Delaware, USA		100%
NewTower Management LLC	Delaware, USA		100%
Bentall Kennedy Real Estate Services (U.S.) Inc.	California, USA		100%
BKUS Institutional Logistics Coinvestment LLC	California, USA		100%
Kennedy Management Investors LLC - Series VII	Delaware, USA		52.19%
Kennedy Management Investors LLC - Series IX	Delaware, USA		67.75%
Edgemoor Partners LLC	Delaware, USA		100%
Prime Advisors, Inc.	Washington, USA	79	100%
Ryan Labs Asset Management Inc.	Delaware, USA	49	100%
Ryan Labs Fund Management, LLC	Delaware, USA		100%
Ryan Labs TIPS Partners, L.P.	Delaware, USA		100%
Sun Life of Canada (U.S.) Financial Services Holdings, Inc.	Delaware, USA		99.89%
Massachusetts Financial Services Company	Delaware, USA	303	92.41%
MFS Bermuda Holdings Ltd.	Bermuda		92.41%
MFS Development Funds, LLC	Delaware, USA		92.41%
MFS Exchange LLC	Delaware, USA		92.41%
MFS Fund Distributors, Inc.	Delaware, USA		92.41%

Subsidiaries and Associates	Sun Life Financial Inc. Annual Report 2015 173

Company	Jurisdiction of Formation	Book Value of Shares Owned	Per cent of Voting Shares Owned by SLF Inc.
MFS Heritage Trust Company	New Hampshire, USA		92.41%
MFS Institutional Advisors, Inc.	Delaware, USA		92.41%
3060097 Nova Scotia Company	Nova Scotia, Canada		92.41%
MFS Investment Management Canada Limited	Canada		92.41%
MFS International Ltd.	Bermuda		92.41%
MFS do Brasil Desenvolvimento de Mercado Ltda.	Brazil		92.41%
MFS International (Chile) SpA	Chile		92.41%
MFS International (Hong Kong) Limited	Hong Kong		92.41%
MFS International Holdings Pty Ltd	Sydney, Australia		92.41%
MFS International (U.K.) Limited	England and Wales		92.41%
MFS International Switzerland GmbH	Switzerland		92.41%
MFS International Australia Pty Ltd	Victoria, Australia		92.41%
MFS International Singapore Pte. Ltd.	Singapore		92.41%
MFS Investment Management Company (LUX) S.à.r.l.	Luxembourg		92.41%
MFS Investment Management K.K.	Japan		92.41%
MFS Service Center, Inc.	Delaware, USA		92.41%
Sun Life of Canada (U.S.) Holdings, Inc.	Delaware, USA		100%
Independence Life and Annuity Company	Delaware, USA	383	100%
Sun Life Financial (U.S.) Reinsurance Company II	Delaware, USA		100%
Professional Insurance Company	Texas, USA	86	100%
Sun Canada Financial Co.	Delaware, USA		100%
Sun Life Administrators (U.S.), Inc.	Delaware, USA		100%
Sun Life Financial (U.S.) Delaware Finance, LLC	Delaware, USA		100%
Sun Life Financial (U.S.) Reinsurance Company	Vermont, USA		100%
Sun Life Financial (U.S.) Services Company, Inc.	Delaware, USA		100%
Sun Life Financial Distributors, Inc.	Delaware, USA		100%
Sun Life Global Investments (Canada) Inc.	Canada	61	100%
Sun Life Investment Management Inc.	Canada	11	100%
SL Finance 2007-1, Inc.	Delaware, USA		100%
Sun Life 2007-1 Financing Corp.	Canada		100%
Sun Life (Luxembourg) Finance No. 1 Sàrl	Luxembourg		100%
Sun Life Assurance Company of Canada (Barbados) Limited	Barbados		100%
Sun Life Financial (Bermuda) Reinsurance Ltd.	Bermuda		100%
Sun Life of Canada International Assurance Limited	Barbados		100%
6324983 Canada Inc.	Canada		100%
6828141 Canada Inc.	Canada		100%
9389547 Canada Inc.	Canada		100%

174 Sun Life Financial Inc. Annual Report 2015	Subsidiaries and Associates

Major Offices

The following is contact information for Sun Life Financial’s major offices and affiliates around the world. For inquiries and customer service, please contact the appropriate office in your area.

Sun Life Financial Inc.

Corporate Headquarters

150 King Street West

Toronto, Ontario

Canada M5H 1J9

Tel: 416-979-9966

Website: sunlife.com

Sun Life Financial Canada

Canadian Headquarters

227 King Street South

Waterloo, Ontario

Canada N2J 4C5

Tel: 519-888-2290

Call centre: 1-877-SUN-LIFE /

1-877-786-5433

Website: sunlife.ca

Montreal Office

1155 Metcalfe Street

Montreal, Quebec

Canada H3B 2V9

Tel: 514-866-6411

Website: sunlife.ca

Sun Life Financial U.S.

One Sun Life Executive Park

Wellesley Hills, Massachusetts

USA 02481

Call Centre: 1-800-SUN-LIFE /

1-800-786-5433

Website: sunlife.com/us

Sun Life Financial International

Victoria Hall

11 Victoria Street

P.O. Box HM 3070

Hamilton HM NX, Bermuda

Tel: 1-800-368-9428 / 441-294-6050

Website: sunlife.com/international

Sun Life Financial U.K.

Matrix House

Basing View, Basingstoke

Hampshire

United Kingdom RG21 4DZ

Call Centre: 0845-0720-223

Website: sloc.co.uk

Sun Life Financial Asia

Sun Life Financial Asia Regional Office

Level 14, Citiplaza 3

14 Taikoo Wan Road

Taikoo Shing, Hong Kong

Tel: (852) 2918-3888

Fax: (852) 2918-3800

China

Sun Life Everbright Life Insurance Company Limited

Tel: (8622) 2339-1188

Fax: (8622) 2339-9929

Website: sunlife-everbright.com

Sun Life Assurance Company of Canada

Beijing Representative Office

Suite A01, 10th Floor, AB Tower,

Office Park, No. 10 Jintong West Road

Chaoyang District

Beijing, China 100020

Tel: (8610) 8590-6500

Fax: (8610) 8590-6501

Hong Kong

Sun Life Hong Kong Limited

10/F, Sun Life Tower

The Gateway

15 Canton Road

Kowloon, Hong Kong

Tel: (852) 2103-8888

Call Centre: (852) 2103-8928

Website: sunlife.com.hk

India

Birla Sun Life Insurance

Company Limited

Tel: 1-800-270-7000 /

91-22-6723-9100

Website: birlasunlife.com

Sun Life Assurance Company of Canada

India Representative Office

One India Bulls Centre, Tower 1,

14th Floor,

Jupiter Mill Compound

841, Senapati Bapat Marg,

Elphinstone Road

Mumbai, India 400 013

Tel: 91-22-4356-9121

Indonesia

PT Sun Life Financial Indonesia

Tel: (6221) 5289-0000

Customer Service Centre (Indonesia only): (6221) 1500-786

Fax: (6221) 5289-0019

Website: sunlife.co.id

PT CIMB Sun Life

Tel: (6221) 2994-2888

Customer Service Centre (Indonesia only):

(6221) 500-089

Fax: (6221) 2994-2800

Website: cimbsunlife.co.id

Malaysia

Sun Life Malaysia Assurance Berhad

Sun Life Malaysia Takaful Berhad

Level 11, 338 Jalan Tuanku Abdul Rahman,

50100 Kuala Lumpur,

Malaysia

Tel: (603) 2612-3600

Fax: (603) 2612-3738

Website: sunlifemalaysia.com

Philippines

Sun Life Financial Philippines

Sun Life Centre

5th Avenue cor. Rizal Drive

Bonifacio Global City

Taguig, Metro Manila

Philippines

Call Centre: (632) 555-8888

Website: sunlife.com.ph

Sun Life Grepa Financial, Inc.

Tel: (632) 816-1760

Website: sunlifegrepa.com

Vietnam

PVI Sun Life Insurance Co. Ltd.

Tel: (848) 6298-5888

Website: pvisunlife.com.vn

MFS Investment Management

Head Office

111 Huntington Avenue

Boston, Massachusetts

USA 02199

Tel: 617-954-5000

Toll-Free: (Canada and U.S. only)

1-800-343-2829

Website: mfs.com

Sun Life Global Investments (Canada) Inc.

Corporate Office

225 King Street West

Toronto, Ontario

Canada M5V 3C5

Tel: 1-877-344-1434

Website: sunlifeglobalinvestments.com

Sun Life Investment Management

150 King Street West

Toronto, Ontario

Canada M5H 1J9

Tel: 416-204-3831/1-855-807-7546

Website: sunlifeinvestmentmanagement.com

Bentall Kennedy

55 University Avenue, Suite 300

Toronto, ON M5J 2H7

Tel: 416-681-3400

Website: bentallkennedy.com

Prime Advisors, Inc.

Redmond Ridge Corporate Center

22635 NE Marketplace Drive

Suite 160

Redmond, WA 98053

Tel: 425-202-2000

Website: primeadvisors.com

Ryan Labs Asset Management Inc.

500 Fifth Avenue, Suite 2520

New York, NY 10110

Tel: 212-635-2300

Website: ryanlabs.com

Sun Life Asset Management Company Inc.

Head Office

8/F Sun Life Centre

5th Avenue cor. Rizal Drive

Bonifacio Global City

Taguig, Metro Manila

Philippines

Call Centre: (632) 555-8888

Website: sunlife.com.ph

Birla Sun Life Asset Management Company Limited

Head Office

One India Bulls Centre, Tower 1, 17th Floor

Jupiter Mill Compound

841, Senapati Bapat Marg, Elphinstone Road

Mumbai, India 400 013

Tel: 91-22-4356-8000
Website: birlasunlife.com

Major Offices	Sun Life Financial Inc. Annual Report 2015 175

Notes

176 Sun Life Financial Inc. Annual Report 2015

CORPORATE AND SHAREHOLDER INFORMATION Corporate Office Sun Life Financial Inc. 150 King Street West Toronto, Ontario Canada M5H 1J9 Tel: 416-979-9966 Website: www.sunlife.com Investor Relations For financial analysts, portfolio managers and institutional investors requiring information, please contact: Investor Relations Fax: 416-979-4080 E-mail: investor.relations@sunlife.com Please note that financial information can also be obtained from www.sunlife.com. Transfer Agent For information about your shareholdings, dividends, change in share registration or address, estate transfers, lost certificates, or to advise of duplicate mailings, please contact the Transfer Agent in the country where you reside. If you do not live in any of the countries listed, please contact the Canadian Transfer Agent. Canada CST Trust Company P.O. Box 700 Station B Montreal, Quebec Canada H3B 3K3 Within North America: Tel: 1-877-224-1760 Outside of North America: Tel: 416-682-3865 Fax: 1-888-249-6189 E-mail: inquiries@canstockta.com Website: www.canstockta.com Shareholders can view their account details using CST Trust Company’s Internet service, Answerline.® Register at www.canstockta.com/investor. United States American Stock Transfer & Trust Company, LLC 6201 15th Ave. Brooklyn, NY 11219 Tel: 1-877-224-1760 E-mail: inquiries@canstockta.com United Kingdom Capita Registrars The Registry 34 Beckenham Road Beckenham, Kent United Kingdom BR3 4TU Tel: +44 (0) 345-602-1587 E-mail: shareholderenquiries@capita.co.uk Philippines Rizal Commercial Banking Corporation (RCBC) RCBC Stock Transfer Processing Section Ground Floor, West Wing, GPL (Grepalife) Building, 221 Senator Gil Puyat Avenue Makati City, Philippines From Metro Manila: 632-318-8567 From the Provinces: 1-800-1-888-2422 E-mail: rcbcstocktransfer@rcbc.com Hong Kong Computershare Hong Kong Investor Services Limited 17M Floor, Hopewell Centre 183 Queen’s Road East Wanchai, Hong Kong Tel: 852-2862-8555 E-mail: hkinfo@computershare.com.hk Shareholder Services For shareholder account inquiries, please contact the Transfer Agent in the country where you reside, or Shareholder Services: Fax: 416-598-3121 English E-mail: shareholderservices@sunlife.com French E-mail: servicesauxactionnaires@sunlife.com Dividends 2016 Dividend Dates Common shares Record Dates Payment Dates March 2, 2016 March 31, 2016 June 1, 2016* June 30, 2016 August 31, 2016* September 30, 2016 November 30, 2016* December 30, 2016 *Subject to approval by the Board of Directors Ticker Symbols: Series 1 – SLF.PR.A Series 8R – SLF.PR.G Series 2 – SLF.PR.B Series 9QR – SLF.PR.J Series 3 – SLF.PR.C Series 10R – SLF.PR.H Series 4 – SLF.PR.D Series 12R – SLF.PR.I Series 5 – SLF.PR.E Direct deposit of dividends Common shareholders residing in Canada or the U.S. may have their dividend payments deposited directly into their bank account. The Request for Electronic Payment of Dividends Form is available for downloading from the CST Trust Company website, www.canstockta.com, or you can contact CST Trust Company to have a form sent to you. Canadian Dividend Reinvestment and Share Purchase Plan Canadian-resident common shareholders can enroll in the Dividend Reinvestment and Share Purchase Plan. For details visit our website at sunlife.com or contact the Plan Agent, CST Trust Company at inquiries@canstockta.com. Stock Exchange Listings Sun Life Financial Inc. Class A Preferred Shares are listed on the Toronto Stock Exchange (TSX). Sun Life Financial Inc. common shares are listed on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges. Ticker Symbol: SLF 2016 Annual Meeting The Annual Meeting will be held on: Date: Wednesday, May 11, 2016 Time: 9:00 a.m. Place: Sun Life Financial Tower 150 King Street West (at University Avenue) 2nd Floor, Toronto, Canada For information about the Sun Life Financial group of companies, corporate news and financial results, please visit sunlife.com. ANNUAL REPORT 2015 | SUN LIFE FINANCIAL INC. | 177

At Sun Life Financial, we believe that being accountable for the impact of our operations on the environment is one part of building sustainable, healthier communities for life. This report is printed on FSC® certified paper and contains 10 percent recycled fibre. The fibre used in the manufacture of the paper stock comes from well managed forests, controlled sources and recycled wood fibre. ® FSC www fsc org MIX Paper from responsible sources FSC® C101537 The greenhouse gas emissions associated with the production, distribution and paper lifecycle of this report have been calculated and offset by Carbonzero. Carbonzero CERTIFIED CZC-1531-2102-2012 Sun Life Financial SUN LIFE FINANCIAL INC. ANNUAL REPORT 2015 150 King Street West, Toronto, Ontario Canada M5H 1J9 sunlife.com